
11005325


Valley
National
Bancorp

2010 ANNUAL REPORT

Branch Locations



Sussex
NEW JERSEY
Passaic
Bergen
Warren
Morris
Essex
Hudson
Union
Hunterdon
Somerset
NJ Turnpike
CURRENT LOCATIONS
See the complete branch listing on inside back cover.
Middlesex
Monmouth
Garden State Parkway
NEW YORK
Manhattan
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Queens Blvd
Queens
Brooklyn Queens Expy
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1455 Valley Road
Wayne, New Jersey 07470

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To Be Held, Wednesday, April 13, 2011

To Our Shareholders:

We invite you to the Annual Meeting of Shareholders of Valley National Bancorp ("Valley") to be held at the Teaneck Marriott at Glen Pointe, 100 Frank W Burr Boulevard, Teaneck, New Jersey, on Wednesday, April 13, 2011 at 10:00 a.m., local time to vote on the following matters:

1. Election of 15 directors.
2. An advisory vote on executive compensation.
3. An advisory vote on the frequency of holding an advisory vote on executive compensation.
4. Ratification of the appointment of KPMG LLP as Valley's independent registered public accounting firm for the fiscal year ending December 31, 2011.

Only shareholders of record at the close of business on February 18, 2011 are entitled to notice of, and to vote at the meeting. **Your vote is very important.** Whether or not you plan to attend the meeting, please execute and return the enclosed proxy card in the envelope provided or submit your proxy by telephone or the internet as instructed on the enclosed proxy card. The prompt return of your proxy will save Valley the expense of further requests for proxies.

Attendance at the meeting is limited to shareholders or their proxy holders and Valley guests. Only shareholders or their valid proxy holders may address the meeting. Please allow ample time for the admission process. See information on page 3 – "Annual Meeting Attendance."

Important notice regarding the availability of proxy materials for the 2011 Annual Meeting of Shareholders: This Proxy Statement for the 2011 Annual Meeting of Shareholders and our 2010 Annual Report to Shareholders are available on our website at: http://www.valleynationalbank.com/filings.html.

We appreciate your participation and interest in Valley.

Sincerely,

Alan D. Eskow	Gerald H. Lipkin
Corporate Secretary	Chairman, President and Chief Executive Officer

Wayne, New Jersey
March 11, 2011

TABLE OF CONTENTS

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VALLEY NATIONAL BANCORP
1455 Valley Road
Wayne, New Jersey 07470

PROXY STATEMENT

GENERAL PROXY STATEMENT INFORMATION

We are providing this proxy statement in connection with the solicitation of proxies by the Board of Directors of Valley National Bancorp ("Valley," the "Company," "we," "our" and "us") for use at Valley's 2011 Annual Meeting of Shareholders (the "Annual Meeting") and at any adjournment of the meeting. You are cordially invited to attend the meeting, which will be held at the Teaneck Marriott at Glen Pointe, 100 Frank W Burr Boulevard, Teaneck, New Jersey, on Wednesday, April 13, 2011 at 10:00 a.m., local time. This proxy statement is first being mailed to shareholders on or about March 11, 2011.

Shareholders Entitled to Vote. The record date for the meeting is February 18, 2011. Only holders of common stock of record at the close of business on that date are entitled to vote at the meeting.

On the record date there were 161,589,341 shares of common stock outstanding. Each share is entitled to one vote on each matter properly brought before the meeting.

Householding. When more than one holder of our common stock shares the same address, we may deliver only one annual report and one proxy statement to that address unless we have received contrary instructions from one or more of those shareholders. Similarly, brokers and other intermediaries holding shares of Valley common stock in "street name" for more than one beneficial owner with the same address may deliver only one annual report and one proxy statement to that address if they have received consent from the beneficial owners of the stock.

We will deliver promptly upon written or oral request a separate copy of the annual report and proxy statement to any shareholder, including a beneficial owner of stock held in "street name," at a shared address to which a single copy of either of those documents was delivered. To receive additional copies of our annual report and proxy statement, you may call or write Dianne M. Grenz, First Senior Vice President, Valley National Bancorp, at 1455 Valley Road, Wayne, New Jersey 07470, telephone (973) 305-3380 or e-mail her at dgrenz@valleynationalbank.com.

Annual Report. This Proxy Statement and the Company's 2010 Annual Report to Shareholders are available electronically at the following weblink: http://www.valleynationalbank.com/filings.html.

You may also contact Ms. Grenz at the address or telephone number above if you are a shareholder of record of Valley and you wish to receive a separate annual report and proxy statement in the future, or if you are currently receiving multiple copies of our annual report and proxy statement and want to request delivery of a single copy in the future. If your shares are held in "street name" and you want to increase or decrease the number of copies of our annual report and proxy statement delivered to your household in the future, you should contact the broker or other intermediary who holds the shares on your behalf.

Proxies and Voting Procedures. Your vote is important and you are encouraged to vote your shares promptly. Each proxy submitted will be voted as directed. However, if a proxy solicited by the Board of Directors does not specify how it is to be voted, it will be voted as the Board recommends – that is:

- Item 1 – FOR the election of the 15 nominees for director named in this proxy statement;
- Item 2 – FOR the approval, on an advisory basis, of the compensation of our named executive officers;
- Item 3 – FOR the approval, on an advisory basis, of an advisory vote every three years on executive compensation; and
- Item 4 – FOR the ratification of the appointment of KPMG LLP.

We are offering you three alternative ways to vote your shares:

By Mail. To vote your proxy by mail, please sign your name exactly as it appears on your proxy card, date, and mail your proxy card in the envelope provided as soon as possible.

By Telephone. If you wish to vote by telephone, call toll-free 1-800-776-9437 and follow the voice instructions. Have your proxy card available when you call.

By Internet. If you wish to vote using the internet, you can access the web page at www.voteproxy.com and follow the on-screen instructions. Have your proxy card available when you access the web page.

Regardless of the method that you use to vote, you will be able to vote in person or revoke your proxy if you follow the instructions provided below in the sections entitled "Voting in Person" and "Revoking Your Proxy".

If you are a participant in the Company's Dividend Reinvestment Plan, the shares that are held in your dividend reinvestment account will be voted in the same manner as your other shares, whether you vote by mail, by telephone or by internet.

If you are an employee or former employee of the Company, and participate in our Savings and Investment Plan (a 401(k) plan with an employee stock ownership feature – "KSOP"), you will receive one proxy card representing the total shares you own through this plan. The proxy card will serve as a voting instruction card for the trustee of the plan where all accounts are registered in the same name. If you own shares through the KSOP and do not vote, the plan trustee will vote the plan shares for which voting instructions are received in the proportion for which instructions for such shares were received under the plan. The plan trustee will also vote the unvoted shares (for which instructions were not received) in the same proportion as shares for which instructions were received under the plan. Therefore, if you are a participant in the KSOP and vote your shares, the trustee will use your vote when determining the proportion.

Voting in Person. The method by which you vote will not limit your right to vote at the meeting if you later decide to attend in person. If your shares are held in the name of a bank, broker or other holder of record, you must obtain a proxy executed in your favor from the holder of record to be able to vote at the meeting. If you submit a proxy and then wish to change your vote or vote in person at the meeting, you will need to revoke the proxy that you have submitted.

Revoking Your Proxy. You can revoke your proxy at any time before it is exercised by:

- Delivery of a properly executed, later-dated proxy; or
- A written revocation of your proxy.

A later-dated proxy or written revocation must be received before the meeting by the Corporate Secretary of the Company, Alan D. Eskow, Valley National Bancorp, at 1455 Valley Road, Wayne, New Jersey 07470, or it must be delivered to the Corporate Secretary at the meeting before proxies are voted. You may also revoke your proxy by submitting a new proxy via telephone or the internet. You will be able to change your vote as many times as you wish prior to the Annual Meeting and the last vote received chronologically will supersede any prior votes.

Quorum Required to Hold the Annual Meeting. The presence, in person or by proxy, of the holders of a majority of the shares entitled to vote generally for the election of directors is necessary to constitute a quorum at the meeting. Abstentions and broker "non-votes" are counted as present and entitled to vote for purposes of determining a quorum. A broker "non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary power with respect to that item and has not received instructions from the beneficial owner.

Required Vote.

- Directors will be elected by a plurality of the votes cast at the meeting. Thus, an abstention or a broker "non-vote" will have no effect on the outcome of the vote on election of directors at the meeting.
- The advisory vote on executive compensation requires a majority of the votes cast be FOR the proposal. Abstentions and broker "non-votes" are not counted as votes cast and will have no effect on the outcome.
- The option of one year, two years or three years that receives the highest number of votes cast by shareholders will be the frequency for the advisory vote on executive compensation that has been selected by shareholders. Abstentions and broker "non-votes" are not counted as votes cast and will have no effect on the outcome.
- The ratification of the appointment of KPMG LLP will be approved if a majority of the votes cast are FOR the proposal. Abstentions and broker "non-votes" will have no impact on the ratification of KPMG LLP.

Annual Meeting Attendance. Only shareholders or their proxy holders and Valley guests may attend the annual meeting. For registered shareholders, an admission ticket is attached to your proxy card. Please detach and bring the admission ticket with you to the meeting. If your shares are held in street name, you must bring to the meeting evidence of your stock ownership indicating that you beneficially owned the shares on the record date for voting and a valid form of photo identification to be allowed access.

Method and Cost of Proxy Solicitation. This proxy solicitation is being made by our Board of Directors and we will pay the cost of soliciting proxies. Proxies may be solicited by officers, directors and employees of the Company in person, by mail, telephone, facsimile or other electronic means. We will not specially compensate those persons for their solicitation activities. In accordance with the regulations of the Securities and Exchange Commission ("SEC") and the New York Stock Exchange ("NYSE"), we will reimburse brokerage firms and other custodians, nominees and fiduciaries for their expense incurred in sending proxies and proxy materials to their customers who are beneficial owners of Valley common stock. We are paying Phoenix Advisory Partners a fee of $8,500 plus out of pocket expenses to assist with solicitation of proxies.

ITEM 1

ELECTION OF DIRECTORS

DIRECTOR INFORMATION

We are asking you to vote for the election of directors. Under our by-laws, the Board of Directors (the "Board") fixes the exact number of directors, with a minimum of 5 and a maximum of 25. The Board has fixed the number of directors at 15.

The persons named on the proxy card intend to vote the proxies FOR the election of the 15 persons named below (unless the shareholder otherwise directs). If, for any reason, any nominee becomes unavailable for election and the Board selects a substitute nominee, the proxies will be voted for the substitute nominee selected by the Board. The Board has no reason to believe that any of the named nominees is not available or will not serve if elected. The Board retains the right to reduce the number of directors to be elected if any nominee is not available to be elected.

Each candidate for director has been nominated to serve a one-year term until our 2012 annual meeting and thereafter until the person's successor has been duly elected and qualified. In considering a nominee as a Valley director, the Board seeks to ensure that the Board is composed of members whose particular experience, qualifications, attributes and skills, as a whole can satisfy its supervision responsibilities effectively. To accomplish this, specific guidelines are set by the Nominating and Corporate Governance Committee, further discussed below under the Corporate Governance section.

Set forth below are the names and ages of the Board's nominees for election; the nominees' position with the Company (if any); the principal occupation or employment of each nominee for the past five years; the period during which each nominee has served as our director; any other directorships during the past five years (if any) held by the nominee with companies registered pursuant to Section 12 of the Exchange Act or subject to the requirements of Section 15(d) of the Exchange Act or registered as an investment company under the Investment Company Act of 1940; and other biographical information for each individual director. In addition, described below is each director nominee's particular experience, qualification, attributes or skills that has led the Board to conclude that the person should serve as a director of Valley.



Gerald H. Lipkin, 70, Chairman of the Board, President and Chief Executive Officer of Valley National Bancorp and Valley National Bank.
Director since 1986.

Mr. Lipkin began his career at Valley in 1975 as a Senior Vice President and lending officer, and has spent his entire business career directly in the banking industry. He became CEO and Chairman of Valley in 1989. Prior to joining Valley, he spent 13 years in various positions with the Comptroller of the Currency as a bank examiner and then Deputy Regional Administrator for the New York region. Mr. Lipkin is a graduate of Rutgers University where he earned a Bachelor's Degree in Economics. He received a Master's Degree in Business Administration in Banking and Finance from New York University. He is also a graduate from the Stonier School of Banking. Mr. Lipkin's education, his lending and commercial banking background for over 47 years in conjunction with his leadership ability make him a valuable member of our Board of Directors.



Andrew B. Abramson, 57, President and Chief Executive Officer, Value Companies, Inc. (a real estate development and property management firm).
Director since 1994.

Mr. Abramson is a licensed real estate broker in the States of New Jersey and New York. He graduated from Cornell University with a Bachelor's Degree, and a Master's Degree, both in Civil Engineering. With 31 years as a business owner, an investor and developer in real estate, he brings management, financial, and real estate market experience and expertise to Valley's Board of Directors.



Pamela R. Bronander, 54, Vice President, KMC Mechanical, Inc.; President, Kaye Mechanical Contractors LLC (mechanical contractor).
Director since 1993.

Ms. Bronander has full managerial responsibility for the financial and legal aspects of two mechanical contracting companies, KMC Mechanical, Inc. and Kaye Mechanical Contractors LLC, Ms. Bronander was formerly an officer of Scandia Packaging Machinery Company. She graduated with a Bachelor's Degree in Economics from Lafayette College. Ms. Bronander brings years of general business, managerial, and financial expertise to Valley's Board of Directors.



Eric P. Edelstein, 61, Retired.
Director since 2003.
Other directorships: Aeroflex Incorporated. Computer Horizon Corp.

Mr. Edelstein is a former Director of Aeroflex, Incorporated and Computer Horizon Corp.; former Executive Vice President and Chief Financial Officer of Griffon Corporation, and a former Managing Partner at Arthur Andersen LLP. Mr. Edelstein was employed by Arthur Andersen LLP for 30 years and held various roles in the accounting and audit division, as well as the management consulting division. He received his Bachelor's Degree in Business Administration and his Master's Degree in Professional Accounting from Rutgers University. With 25 years of experience as a practicing CPA, Mr. Edelstein brings in depth knowledge of generally accepted accounting and auditing standards to our Board. He has worked with audit committees and boards of directors in the past and provides Valley's Board of Directors with extensive experience in auditing and preparation of financial statements.



Mary J. Steele Guilfoile, 56, Chairman of MG Advisors, Inc. (financial services merger and acquisition advisory and consulting firm).
Director since 2003.
Other directorships: Interpublic Group of Companies, Inc., Viasys Healthcare, Inc. (now known as CareFusion Corporation).

Ms. Guilfoile is the former Executive Vice President and Corporate Treasurer of J.P. Morgan Chase & Co. and a former Partner, Chief Financial Officer and Chief Operating Officer of The Beacon Group, LLC (a private equity, strategic advisory and wealth management partnership). Ms. Guilfoile is also a Partner of The Beacon Group L.P., a CPA, and was Chairman of the Audit committee of Viasys Healthcare, Inc. She received her Bachelor's Degree in Accounting from Boston College Carroll School of Management and her Master's Degree in Business Administration with concentrations in strategic marketing and finance from Columbia University Graduate School of Business. With her wide range of professional experience and knowledge, Ms. Guilfoile brings a variety of business experience in corporate governance, risk management, accounting, auditing, investment and management expertise to Valley's Board of Directors.



Graham O. Jones*, 66, Partner and Attorney, at law firm of Jones & Jones.
Director since 1997.

Mr. Jones has been practicing law since 1969, with an emphasis on banking law since 1980. He has been a Partner of Jones & Jones since 1982 and served as the former President and Director of Hoke, Inc., (manufacturer and distributor of fluid control products). He was a Director and General Counsel for 12 years at Midland Bancorporation, Inc., and Midland Bank & Trust Company. Mr. Jones was a partner at Norwood Associates II for 10 years and was a President and Director for Adwildon Corporation (bank holding company). Mr. Jones received his Bachelor's Degree from Brown University and his Juris Doctor Degree from the University of North Carolina School of Law. With his business and banking affiliations, including partnerships and directorships, as well as professional and civic affiliations, he brings a long history of banking law expertise and a variety of business experience and professional achievements to Valley's Board of Directors.



Walter H. Jones, III*, 68, Retired.
Director since 1997.

Mr. Jones served as the Executive Chairman of the Board of Directors of Hoke, Inc. from 1983 to 1998. For 12 years he was the Chairman of the Board for Midland Bancorporation, Inc. and Midland Bank & Trust Company where he also served as acting Chief Executive Officer for an interim period. Prior to this, he was a practicing attorney in New Jersey for 15 years. He received a Bachelor's Degree from Williams College, a Bachelor of Law Degree from Columbia Law School and a Master of Law Degree from New York University. He brings management experience, legal and business knowledge to Valley's Board of Directors.



Gerald Korde, 67, President, Birch Lumber Company, Inc. (wholesale and retail lumber distribution company).
Director since 1989.

Mr. Korde is the owner of Birch Lumber Company, Inc. and has various business interests including real estate investment projects with Chelsea Senior Living and Inglemoor Care Center of Livingston. He earned a Bachelor's Degree in Finance from the University of Cincinnati. Mr. Korde's background as a former owner and manager of motels provides a long history of entrepreneurship and managerial knowledge that provides value to Valley's Board of Directors.



Michael L. LaRusso, 65, Financial Consultant.
Director since 2004.

Mr. LaRusso is a former Executive Vice President and a Director of Corporate Monitoring Group at Union Bank of California. He held various positions as a federal bank regulator with the Comptroller of the Currency for 23 years and assumed a senior bank executive role for 15 years in large regional and/or multinational banking companies (including Wachovia, Citicorp and Union Bank of California). He holds a Bachelor's Degree in Finance from Seton Hall University and he is also a graduate from the Stonier School of Banking. Mr. LaRusso's extensive management and leadership experience with these financial institutions positions him well to serve on Valley's Board of Directors.



Marc J. Lenner, 45, Chief Executive Officer and Chief Financial Officer of Lester M. Entin Associates (a real estate development and management company).
Director since 2007.

Mr. Lenner became the Chief Executive Officer and Chief Financial Officer at Lester M. Entin Associates in January 2000 after serving in various other executive positions within the Company. He has experience in multiple areas of commercial real estate markets throughout the country (with a focus in the New York tri-state area), including management, acquisitions, financing, development and leasing. Mr. Lenner is the Co-Director of a charitable foundation where he manages a multi-million dollar equity and bond portfolio. Prior to Lester M. Entin Associates, he was employed by Hoberman Miller Goldstein and Lesser, P.C., an accounting firm. He attended Muhlenberg College where he earned a Bachelor's Degree in both Business Administration and Accounting. With Mr. Lenner's vast financial and professional background, he provides management, finance and real estate experience to Valley's Board of Directors.



Robinson Markel, 76, Counsel to the law firm of Katten Muchin Rosenman LLP.
Director since 2001.

Mr. Markel is Of Counsel to Katten Muchin Rosenman LLP, a national law firm, where he specializes in executive compensation and corporate governance matters. He is a former Director of Merchants New York Bancorp, Inc. and The Merchants Bank of New York, which were acquired by Valley in 2001. As an attorney familiar with regulatory matters in these fields, his service on our Board is greatly valued. Mr. Markel holds a Bachelor's Degree from New York University's Stern School of Business and a Juris Doctor Degree from New York University School of Law. He brings years of relevant experience and knowledge in corporate governance, executive compensation and securities laws to the Valley Board of Directors.



Richard S. Miller, 76, President of the law firm of Williams, Caliri, Miller & Otley, a Professional Corporation.
Director since 1999.

Mr. Miller has practiced law at Williams, Caliri, Miller & Otley, specializing in banking law and bank regulatory work for over 50 years. Prior to joining Valley's Board, he served as a Director of Ramapo Financial Corporation and The Ramapo Bank for 30 years. Mr. Miller contributed his legal expertise in organizing and chartering seven community banks. He received his law degree from Rutgers University. Mr. Miller provides Valley's Board with banking law and bank regulatory work experience, and a banking directorship background. His involvement and understanding of the trust business is also a valuable asset to Valley's Board of Directors.



Barnett Rukin, 70, Chief Executive Officer, SLX Capital Management (asset manager).
Director since 1991.

Mr. Rukin was the Chief Executive Officer of Short Line (a regional bus line) for 15 years and Regional Chief Executive Officer at Coach USA for two years. Since 2000 he has been Chief Executive Officer of SLX Capital Management LLC. Mr. Rukin has in-depth knowledge of real estate, federal, state and local business regulations, and human resources, investments, and insurance (including auto, property and casualty insurance). He holds a Bachelor's Degree in Economics from Cornell University. Mr. Rukin brings 49 years of knowledge and management experience in all aspects of a service organization to Valley's Board of Directors.



Suresh L. Sani, 46, President, First Pioneer Properties, Inc. (a privately-owned commercial real estate management company).
Director since 2007.

Mr. Sani is a former associate at the law firm of Shea & Gould. As president of First Pioneer Properties, Inc., he is responsible for the acquisition, financing, developing, leasing and managing of real estate assets. He has over 20 years of experience in managing and owning commercial real estate in Valley's lending area. Mr. Sani received his Bachelor's Degree from Harvard College and a Juris Doctor Degree from the New York University School of Law. He brings a legal background, small business network management and real estate expertise to Valley's Board of Directors.



Robert C. Soldoveri, 57, Owner/Manager, Solan Management, LLC (an investment property management firm).
Director since 2008.
Other directorships: Greater Community Bancorp.

Mr. Soldoveri is the Owner and Manager of Solan Management, LLC; a General Partner of Union Boulevard Realty, LLC; and a General Partner of Portledge Realty. Prior to his affiliation with Solan Management, he ran and operated Northeast Equipment Transport, Inc., a heavy equipment operating company and S&S Material Handling, which provided services to land developers and building contractors. Before joining Valley's Board, Mr. Soldoveri served as a Director of Greater Community Bancorp and Greater Community Bank since 2001. He attended the University of Scranton, where he studied accounting and psychology. Mr. Soldoveri brings to Valley's Board of Directors demonstrated leadership and experience with a wide array of real estate, corporate financing and operational matters.

* Mr. Graham Jones and Mr. Walter Jones are brothers.

RECOMMENDATION AND VOTE REQUIRED ON ITEM 1

THE VALLEY BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE NOMINATED SLATE OF DIRECTORS. DIRECTORS ARE ELECTED BY A PLURALITY OF THE VOTES CAST.

ITEM 2

ADVISORY VOTE ON EXECUTIVE COMPENSATION

Under the Dodd-Frank Wall Street Reform and Consumer Protection Act enacted in July 2010 (the "Dodd-Frank Act"), Valley's shareholders are entitled to vote at the Annual Meeting to approve the compensation of our named executive officers, as disclosed in this proxy statement. Pursuant to the Dodd-Frank Act, the shareholder vote on executive compensation is an advisory vote only, and it is not binding on Valley or the Board of Directors.

The Company's goal for its executive compensation program is to reward executives who provide leadership for and contribute to our financial success. The Company seeks to accomplish this goal in a way that is aligned with the long-term interests of the Company's shareholders. The Company believes that its executive compensation program satisfies this goal.

The Compensation Discussion and Analysis beginning on page 23 of this Proxy Statement, describes the Company's executive compensation program and the decisions made by the Compensation and Human Resources Committee in 2009 and early 2010 in detail.

The Company requests shareholder approval of the compensation of the Company's named executive officers as disclosed pursuant to the SEC's compensation disclosure rules (which disclosure includes the Compensation Committee Report, the Compensation Discussion and Analysis, and the compensation tables).

As an advisory vote, this proposal is not binding upon the Board of Directors or the Company. However, the Compensation and Human Resources Committee, which is responsible for designing and administering the Company's executive compensation program, values the opinions expressed by shareholders in their vote on this proposal, and will consider the outcome of the vote when making future compensation decisions for named executive officers.

RECOMMENDATION AND VOTE REQUIRED FOR ITEM 2

THE VALLEY BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE NON-BINDING APPROVAL OF THE COMPENSATION OF THE NAMED EXECUTIVE OFFICERS DETERMINED BY THE COMPENSATION AND HUMAN RESOURCES COMMITTEE. THE VOTE OF A MAJORITY OF THE VOTES CAST "FOR" THE PROPOSAL WILL CONSTITUTE APPROVAL OF THIS ADVISORY PROPOSAL.

ITEM 3

ADVISORY VOTE ON THE FREQUENCY OF VOTING ON EXECUTIVE COMPENSATION

The Dodd-Frank Act also enables our shareholders by means of an advisory vote to indicate how frequently Valley should seek an advisory vote on the compensation of our named executive officers. By voting on this proposal, shareholders may indicate whether they would prefer a vote on named executive officer compensation once every one, two, or three years.

After careful consideration of this Proposal, Valley's Board has determined that an advisory vote on executive compensation that occurs every three years is the most appropriate alternative for Valley, and therefore our Board recommends that you vote for a three-year interval for the advisory vote on executive compensation.

Holding the advisory vote on executive compensation every three years would allow Valley adequate time to engage with shareholders and compile meaningful input to understand and thoughtfully respond to the vote results and implement any appropriate changes to our executive compensation program. A triennial vote would also align more closely with the long-term business strategy upon which our executive compensation program is based and would give our shareholders the opportunity to more fully assess the effectiveness of both our short- and long-term compensation strategies and related business outcomes over a longer period. Annual or biennial Say-on-Pay Votes, on the other hand, may not provide a meaningful time period against which our compensation program should be evaluated.

You may cast your vote on your preferred voting frequency by choosing the option of one year, two years, three years or abstain from voting.

The option of one year, two years or three years that receives the highest number of votes cast by shareholders will be the frequency for the advisory vote on executive compensation that has been selected by shareholders. However, because this vote is advisory and not binding on the Valley's Board or Valley in any way, the Board may decide that it is in the best interests of our shareholders and Valley to hold an advisory vote on executive compensation more or less frequently than the option approved by our shareholders.

RECOMMENDATION AND VOTE REQUIRED FOR ITEM 3

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR THE OPTION OF EVERY THREE YEARS AS THE FREQUENCY WITH WHICH SHAREHOLDERS ARE PROVIDED AN ADVISORY VOTE ON EXECUTIVE COMPENSATION. THE OPTION OF ONE YEAR, TWO YEARS OR THREE YEARS THAT RECEIVES THE HIGHEST NUMBER OF VOTES CAST BY SHAREHOLDERS WILL BE THE FREQUENCY FOR THE ADVISORY VOTE ON EXECUTIVE COMPENSATION THAT HAS BEEN SELECTED BY SHAREHOLDERS.

ITEM 4

RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit and Risk Committee has appointed KPMG LLP to audit Valley's financial statements for 2011. We are asking you to ratify that appointment.

KPMG audited our books and records for the years ended December 31, 2008, 2009 and 2010. The fees billed for services rendered to us by our independent registered public accounting firm for the years ended December 31, 2010 and 2009 were as follows:

	2010	2009
Audit fees	$872,000	$ 843,000
Audit-related fees	56,000	229,000
Tax fees	24,570	4,760
All other fees	0	0
Total	$952,570	$1,076,760

Audit-related fees, in the table above, include fees paid for benefit plan audits performed in 2010 and 2009. The 2009 period also reflects audit-related fees for services related to two common equity offerings by Valley and other attestation services not directly related to the audit of our consolidated financial statements.

The Audit and Risk Committee adopted a formal policy concerning the pre-approval of audit and non-audit services to be provided by its independent accountants to Valley. The policy requires that all services to be performed by KPMG, Valley's independent accountants, including audit services, audit-related services and permitted non-audit services, be pre-approved by the Audit and Risk Committee. Specific services being provided by the independent accountants are regularly reviewed in accordance with the pre-approval policy. At each subsequent Audit and Risk Committee meeting, the Committee receives updates on the services actually provided by the independent accountants, and management may also present additional services for approval. All services rendered by KPMG are permissible under applicable laws and regulations, and the Audit and Risk Committee pre-approved all audit, audit-related and non-audit services performed by KPMG during fiscal 2010. Representatives of KPMG will be available at the annual meeting and will have the opportunity to make a statement and answer appropriate questions from shareholders regarding 2010 financial results.

RECOMMENDATION AND VOTE REQUIRED ON ITEM 4

THE VALLEY BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" RATIFICATION OF THE APPOINTMENT OF KPMG AS VALLEY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2011. RATIFICATION OF THE APPOINTMENT OF KPMG REQUIRES A MAJORITY OF THE VOTES CAST BE "FOR" THE PROPOSAL.

REPORT OF THE AUDIT AND RISK COMMITTEE

February 23, 2011

To the Board of Directors of Valley National Bancorp:

Management is responsible for the preparation, presentation and integrity of the Company's financial statements, accounting and financial reporting principles, internal controls, and procedures designed to ensure compliance with accounting standards, applicable laws and regulations. The Company's independent registered public accounting firm, KPMG LLP, performs an annual independent audit of the financial statements and expresses an opinion on the conformity of those financial statements with U.S. generally accepted accounting principles.

The following is the report of the Audit and Risk Committee with respect to the audited financial statements for fiscal 2010. With respect to fiscal year 2010, the Audit and Risk Committee has:

- reviewed and discussed Valley's audited financial statements with management and KPMG;
- discussed with KPMG the scope of its services, including its audit plan;
- reviewed Valley's internal control procedures;
- discussed with KPMG the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards*, vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T;
- received the written disclosures and the letter from KPMG required by applicable requirements of the Public Company Accounting Oversight Board regarding KPMG's communications with the Audit and Risk Committee concerning independence, and discussed with KPMG their independence from management and Valley; and
- approved the audit and non-audit services provided during fiscal 2010 by KPMG.

Based on the foregoing review and discussions, the Audit and Risk Committee recommended to the Board of Directors that the audited financial statements be included in our Annual Report on Form 10-K for fiscal 2010.

Pursuant to Section 404 of the Sarbanes-Oxley Act, management is required to prepare as part of the Company's 2010 Annual Report on Form 10-K, a report by management on its assessment of the Company's internal control over financial reporting, including management's assessment of the effectiveness of such internal control. KPMG is also required by Section 404 to prepare and include as part of the Company's 2010 Annual Report on Form 10-K, the auditors' attestation report on management's assessment. During the course of 2010, management regularly discussed the internal control review and assessment process with the Audit and Risk Committee, including the framework used to evaluate the effectiveness of such internal control, and at regular intervals updated the Audit and Risk Committee on the status of this process and actions taken by management to respond to issues identified during this process. The Audit and Risk Committee also discussed this process with KPMG. Management's assessment report and the auditor's attestation report are included as part of the 2010 Annual Report on Form 10-K.

Andrew B. Abramson, Committee Chairman
Eric P. Edelstein, Vice Chairman
Pamela R. Bronander
Gerald Korde
Michael L. LaRusso
Marc J. Lenner
Suresh L. Sani

CORPORATE GOVERNANCE

Our business and affairs are managed under the direction of the Board of Directors. Members of the Board are kept informed of Valley's business through discussions with the Chairman and our other officers, by reviewing materials provided to them and by participating in meetings of the Board and its committees. In this regard, to further educate directors about Valley and assist committees in their work, committees are encouraged to invite non-member directors to attend committee meetings to learn about the workings of the Board. All members of the Board also served as directors of our subsidiary bank, Valley National Bank (the "Bank"), during 2010. It is our policy that all directors attend the annual meeting absent a compelling reason, such as family or medical emergencies. In 2010, all directors then serving attended our annual meeting.

Our Board of Directors believes that the purpose of corporate governance is to ensure that we maximize shareholder value in a manner consistent with legal requirements and safe and sound banking principles. The Board has adopted corporate governance practices which the Board and senior management believe promote this purpose. Periodically, these governance practices, as well as the rules and listing standards of NASDAQ and the NYSE and the regulations of the SEC, are reviewed by senior management, outside expert legal counsel and the Board.

Board Leadership Structure and the Board's Role in Risk Oversight. Valley is led by Mr. Gerald Lipkin, who has served as our Chairman and CEO since 1989. Our Board is comprised of Mr. Lipkin and 14 other directors, of whom 10 are independent under NYSE and NASDAQ guidelines. The Board has three standing independent committees with separate chairpersons – the Audit and Risk Committee, a Nominating and Corporate Governance Committee, and a Compensation and Human Resources Committee. Our Audit and Risk Committee is responsible for overseeing risk management, and our full board regularly engages in discussions of risk management and receives reports on risk from our executive management, other company officers and the chair of the Audit and Risk Committee. Each of our other board committees also considers the risk within its area of responsibilities. We do not have a lead director, but our corporate governance guidelines provide that our non-management directors will meet in executive session at least once a year and that the three chairs of our board committees will rotate in presiding at these executive sessions.

We have employed the same basic leadership structure since Mr. Lipkin became Chairman and CEO in 1989. We believe that this leadership structure has been effective. Our corporate leadership structure is commonly utilized by other public companies in the United States. We believe that having a combined chairman/CEO and independent chairpersons for each of our Board committees provides the right form of leadership. We have a single leader for our company who can present a consistent vision, and he is seen by our customers, business partners, investors and other stakeholders as providing strong leadership for Valley and in our industry. We believe that our Chairman/CEO together with the Audit and Risk Committee and the full board of directors, provide effective oversight of the risk management function.

Director Independence. The Board has determined that a majority of the directors and all current members of the Nominating and Corporate Governance, Compensation and Human Resources, and Audit and Risk Committees are "independent" for purposes of the independence standards of both the New York Stock Exchange and NASDAQ, and that all of the members of the Audit and Risk Committee are also "independent" for purposes of Section 10A(m)(3) of the Securities Exchange Act of 1934 and the independence standards of both the New York Stock Exchange and NASDAQ. The Board based these determinations primarily on a review of the responses of the directors to questions regarding employment and transaction history, affiliations and family and other relationships and on discussions with the directors. Our independent directors are: Andrew B. Abramson, Pamela R. Bronander, Eric P. Edelstein, Gerald Korde, Michael L. LaRusso, Marc J. Lenner, Robinson Markel, Richard S. Miller, Barnett Rukin and Suresh L. Sani.

To assist in making determinations of independence, the Board has concluded that the following relationships are immaterial and that a director whose only relationships with the Company fall within these categories is independent:

- A loan made by the Bank to a director, his or her immediate family or an entity affiliated with a director or his or her immediate family, or a loan personally guaranteed by such persons if such loan (i) complies with federal regulations on insider loans, where applicable; and (ii) is not classified by the Bank's credit risk department or independent loan review department, or by any bank regulatory agency which supervises the Bank;

- A deposit, trust, insurance brokerage, investment advisory, securities brokerage or similar customer relationship between Valley or its subsidiaries and a director, his or her immediate family or an affiliate of his or her immediate family if such relationship is on customary and usual market terms and conditions;

- The employment by Valley or its subsidiaries of any immediate family member of the director if the employee serves below the level of a senior vice president;

- Annual contributions by Valley or its subsidiaries to any charity or non-profit corporation with which a director is affiliated if the contributions do not exceed an aggregate of $30,000 in any calendar year;

- Purchases of goods or services by Valley or any of its subsidiaries from a business in which a director or his or her spouse or minor children is a partner, shareholder or officer, if the director, his or her spouse and minor children own five percent (5%) or less of the equity interests of that business and do not serve as an executive officer of the business; or

- Purchases of goods or services by Valley, or any of its subsidiaries, from a director or a business in which the director or his or her spouse or minor children is a partner, shareholder or officer if the annual aggregate purchases of goods or services from the director, his or her spouse or minor children or such business in the last calendar year does not exceed the greater of $120,000 or five percent (5%) of the gross revenues of the business.

The Board considered the following categories of items for each director it determined was independent:

Name	Loans*	Trust Services/Assets Under Management	Banking Relationship with VNB	Professional Services to Valley
Andrew B. Abramson	Commercial and Personal	Trust Services	Checking, Savings, Certificate of Deposit	None
Pamela R. Bronander	Commercial and Personal Line of Credit, Home Equity	None	Checking, Savings, Certificate of Deposit	None
Eric P. Edelstein	Residential Mortgage	None	Checking	None
Gerald Korde	Commercial, Commercial and Personal Line of Credit	Trust Services	Checking, Money Market	None
Michael L. LaRusso	Mortgage, Home Equity	None	Checking, Money Market, Safekeeping	None
Marc J. Lenner	Commercial Mortgage, Residential Mortgage, Personal Line of Credit and Home Equity	None	Checking, Money Market, Certificate of Deposit, IRA	None
Robinson Markel	None	None	Checking	Legal
Richard S. Miller	Home Equity Line of Credit	None	Checking, Savings	Legal
Barnett Rukin	Commercial and Home Mortgages, Line of credit	Assets Under Management	Checking, Safe Deposit Box	None
Suresh L. Sani	Commercial Mortgage	None	Checking, Money Market	None

* In compliance with Regulation O.

Executive Sessions of Non-Management Directors. Valley's Corporate Governance Guidelines require the Board to provide for executive sessions with only independent, non-management directors participating. At least once a year, the Board holds an executive session including only independent, non-management directors. Valley's Board has chosen to rotate the presiding director for each meeting among the respective chairmen of the Audit and Risk, Compensation and Human Resources, and Nominating and Corporate Governance Committees.

Shareholder and Interested Parties Communications with Directors. The Board of Directors has established the following procedures for shareholder or interested party communications with the Board of Directors or with the rotating chairman of the executive sessions of the non-management directors of the Board:

- Shareholders or interested parties wishing to communicate with the Board of Directors or with the presiding director of executive sessions, should send any communication to Valley National Bancorp, c/o Alan D. Eskow, Corporate Secretary, at 1455 Valley Road, Wayne, New Jersey 07470. Any such communication should state the number of shares owned by the shareholder.

- The Corporate Secretary will forward such communication to the Board of Directors or, as appropriate, to the particular committee chairman; or to the then presiding director, unless the communication is a personal or similar grievance, a shareholder proposal or related communication, an abusive or inappropriate communication, or a communication not related to the duties or responsibilities of the Board of Directors; or of the non-management directors, in which case the Corporate Secretary has the authority to determine the appropriate disposition of the communication. All such communications will be kept confidential to the extent possible.

- The Corporate Secretary will maintain a log of, and copies of, all such communications for inspection and review by any Board member; or by the presiding director of executive sessions, and will regularly review all such communications with the Board or the appropriate committee chairman; or with the presiding director at the next meeting.

The Board of Directors has also established the following procedures for shareholder or interested party communications with the rotating chairman of the executive sessions of the non-management directors of the Board:

- The Corporate Secretary will maintain a log of, and copies of, all such communications for inspection and review by the presiding director of executive sessions, and shall regularly review all such communications with the presiding director at the next meeting.

COMMITTEES OF THE BOARD OF DIRECTORS; BOARD OF DIRECTORS MEETINGS

In 2010, the Board of Directors maintained an Audit and Risk Committee, a Nominating and Corporate Governance Committee, and a Compensation and Human Resources Committee. Only independent directors serve on these committees.

Each director attended 87% or more of the meetings of the Board of Directors, the Bank Board and of each committee on which he or she served for the two-year period ended December 31, 2010. Our Board met five times during 2010 and the Bank's Board met 12 times during 2010.

The following table presents 2010 membership information for each of our Audit and Risk, Nominating and Corporate Governance, and Compensation and Human Resources Committees.

Name	Audit and Risk	Nominating and Corporate Governance	Compensation and Human Resources
Andrew B. Abramson	X*	X	X
Pamela R. Bronander	X		
Eric P. Edelstein	X**		X**
Gerald Korde	X	X	X*
Michael L. LaRusso	X		X
Marc J. Lenner	X	X	
Robinson Markel		X*	X**
Richard S. Miller		X	
Barnett Rukin			X
Suresh L. Sani	X		

* Committee Chairman
** Vice Chairman

AUDIT AND RISK COMMITTEE. The Audit and Risk Committee met nine times during 2010, (and in addition, the Committee Chairman and on occasion one other member of the Audit and Risk Committee met with the Chief Audit Executive and Chief Risk Officer of Valley monthly for the purpose of communicating closely with those officers and receiving updates on significant developments.) The Board of Directors has determined that each member of the Audit and Risk Committee is financially literate and that more than one member of the Audit and Risk Committee has the accounting or related financial management expertise required by the NYSE. The Board of Directors has also determined that Mr. Edelstein, Mr. LaRusso and Mr. Lenner meet the SEC criteria of an "Audit Committee Financial Expert." The charter for the Audit and Risk Committee can be viewed at our website www.valleynationalbank.com/charters. The charter gives the Committee the authority and responsibility for the appointment, retention, compensation and oversight of our independent registered public accounting firm, including pre-approval of all audit and non-audit services to be performed by our independent registered public accounting firm. Each member of the Audit and Risk Committee is independent under both NYSE and NASDAQ listing rules. Other responsibilities of the Audit and Risk Committee pursuant to the charter include:

- Reviewing the scope and results of the audit with Valley's independent registered public accounting firm;

- Reviewing with management and Valley's independent registered public accounting firm Valley's interim and year-end operating results including SEC periodic reports and press releases;

- Considering the appropriateness of the internal accounting and auditing procedures of Valley;

- Considering the independence of Valley's independent registered public accounting firm;

- Overseeing the risk management and internal audit functions including the activities of the loan review, information security and regulatory compliance departments;

- Reviewing examination reports by regulatory agencies, together with management's response and follow-up;
- Reviewing the significant findings and recommended action plans prepared by the internal audit function, together with management's response and follow-up; and
- Reporting to the full Board concerning significant matters coming to the attention of the Committee.

Nominating and Corporate Governance Committee. The Committee met four times during 2010. This Committee reviews qualifications of and recommends to the Board candidates for election as director of Valley and the Bank, considers the composition of the Board, recommends committee assignments, and discusses management succession for the Chairman and the CEO positions. The Nominating and Corporate Governance Committee develops corporate governance guidelines which include:

- Director qualifications and standards;
- Director responsibilities;
- Director orientation and continuing education;
- Limitations on board members serving on other boards of directors;
- Director access to management and records; and
- Criteria for annual self-assessment of the Board, its committees, and management and their effectiveness.

The Nominating and Corporate Governance Committee is also charged with overseeing the Board's adherence to our corporate governance standards and the Code of Conduct and Ethics. The Nominating and Corporate Governance Committee reviews recommendations from shareholders regarding corporate governance and director candidates. The procedure for submitting recommendations of director candidates is set forth below under the caption "Nomination of Directors." Each member of the Nominating and Corporate Governance Committee is independent under both NYSE and NASDAQ listing rules.

Compensation and Human Resources Committee. The Committee met nine times during 2010. The Committee determines CEO compensation, sets general compensation levels for directors, all officers and employees and sets specific compensation for named executive officers ("NEOs") and other executive officers. It also administers our non-equity and the equity incentive plans, including the 2009 Long-Term Stock Incentive Plan and makes awards pursuant to those plans. The Board has approved its charter, available under our website located at www.valleynationalbank.com/charters, which delegates to the Committee the responsibility to recommend Board compensation. Each member of the Compensation and Human Resources Committee is independent under both NYSE and NASDAQ listing rules.

Executive Officers Compensation. In undertaking its responsibilities, annually, the Committee receives from the CEO recommendations for salary, non-equity incentive awards, stock option and restricted stock awards for NEOs and other executive officers. After considering the possible payments under our 2009 Long-Term Stock Incentive Plan ("2009 LTSIP") and our 2010 Executive Incentive Plan ("2010 EIP"), and discussing the recommendations with the CEO, the Committee meets in executive session to make the final decisions on these elements of compensation. All stock awards are made using the closing stock price on the date prior to the date the awards are approved. Stock awards under the 2009 LTSIP may take the form of restricted shares, stock options or both. Awards under the 2010 EIP may be in cash, restricted shares or both.

Under authority delegated by the Committee, all other employee salaries and non-equity compensation are determined by executive management. For stock awards, based on operational considerations, prior awards and staff numbers, a block of shares is allocated by the Committee. The individual stock option and restricted stock awards are then allocated by the CEO and his executive staff. All stock awards are made using the closing stock price on the date prior to the date that the awards are approved.

Under authority delegated by the Committee, during the year, the CEO is authorized to make limited stock option grants and restricted stock awards in specific circumstances (special incentive awards for non-officers, awards to new employees and grants on completion of advanced degrees.) All stock awards are made using the closing stock price on the date prior to the date that the awards are approved.

All awards not specifically approved in advance by the Committee, but awarded under the authority delegated, are reported to the Committee at its next meeting at which time the Committee ratifies the action taken.

Compensation Consultants

In 2010 the Committee in its sole discretion employed Fredrick W. Cook & Co. as compensation consultants. The Cook firm was employed to review compensation and performance data of a peer group of comparable financial organizations that had been selected by the Committee and in relationship to these data provide an overview and comments on Valley's executive compensation. Also, the Cook firm was requested to provide trend information relating to executive compensation matters. In addition, the Cook firm has reviewed and provided comments on the compensation disclosures contained in this proxy statement.

In addition, the Committee also employed Towers Watson as compensation analysts to provide an analysis and information relating to our NEOs' potential post-employment payments described below, under the "Compensation Discussion & Analysis – Post-Employment Compensation Elements."

Compensation as it relates to risk management

The Chief Risk Officer evaluated all incentive-based compensation for all employees of the Company and reported to the Compensation and Human Resources Committee that none individually, or taken together, was reasonably likely to have a material adverse effect on Valley. Each NEO's compensation was not considered excessive. None of the other forms of compensation or incentives for Valley employees were considered to encourage undue or unwarranted risk. The Compensation and Human Resources Committee accepted the Chief Risk Officer's report.

Availability of Committee Charters

The Audit and Risk Committee, Nominating and Corporate Governance Committee, and Compensation and Human Resources Committee each operates pursuant to a separate written charter adopted by the Board. Each Committee reviews its charter at least annually. All of the committee charters can be viewed at our website www.valleynationalbank.com/charters. Each charter is also available in print to any shareholder who requests it. The information contained on the website is not incorporated by reference or otherwise considered a part of this document.

Nomination of Directors

Nominations for a director may be made only by the Board of Directors, the Nominating and Corporate Governance Committee of the Board, or by a shareholder of record entitled to vote. The Board of Directors has established minimum criteria for members of the Board. These include:

- The maximum age for an individual to join the Board shall be age 60;
- Directors may not be nominated for election to the Board in the calendar year after the year in which the director turns 75; except that a director past 75 years of age who remains employed full time in his or her primary business can be nominated for reelection. The Nominating and Corporate Governance Committee must excuse such a director from participating in the discussion of his/her own renomination;
- Each Board member must demonstrate that he or she is mentally and physically able to serve regardless of age;
- Each Board member must be a U.S. citizen and comply with all qualifications set forth in 12 USC §72;
- A majority of the Board members must maintain their principal residences within 100 miles of Wayne, New Jersey (Valley's primary service area);
- Board members may not stand for re-election to the Board for more than four terms following the establishment of a principal legal residence outside of Valley's primary service area;
- Each Board member must own a minimum of 5,000 shares of our common stock of which 1,000 shares must be in his or her own name (or jointly with the director's spouse) and not pledged or hypothecated;
- Unless there are mitigating circumstances (such as medical or family emergencies), any Board member who attends less than 85% of the Board and assigned committee meetings for two consecutive years, will not be nominated for re-election;

- Each Board member must prepare for meetings by reading information provided prior to the meeting. Each Board member should participate in meetings, for example, by asking questions and by inquiring about policies, procedures or practices of Valley;

- Each Board member should be available for continuing education opportunities throughout the year;

- Each Board member is expected to be above reproach in their personal and professional lives and their financial dealings with Valley, the Bank and the community;

- If a Board member (a) has his or her integrity challenged by a governmental agency (indictment or conviction), (b) files for personal or business bankruptcy, (c) materially violates Valley's Code of Conduct and Ethics, or (d) has a loan made to or guaranteed by the director classified as substandard or doubtful, the Board member shall resign upon request of the Board;

- No Board member should serve on the board of any other bank or financial institution or on more than two boards of other public companies while a member of Valley's Board without the approval of Valley's Board of Directors;

- Each Board member should be an advocate for Valley within the community; and

- It is expected that the Bank will be utilized by the Board member for his or her personal and business affiliations.

The Nominating and Corporate Governance Committee has adopted a policy regarding consideration of director candidates recommended by shareholders. The Nominating and Corporate Governance Committee will consider nominations recommended by shareholders. In order for a shareholder to recommend a nomination, the shareholder must provide the recommendation along with the additional information and supporting materials to our Corporate Secretary not less than 90 days nor more than 120 days prior to the anniversary of the date of the preceding year's annual meeting. The shareholder wishing to propose a candidate for consideration by the Nominating and Corporate Governance Committee must own at least 1% of Valley's outstanding common stock. In addition, the Nominating and Corporate Governance Committee has the right to require any additional background or other information from any director candidate or the recommending shareholder as it may deem appropriate. For Valley's annual meeting in 2012, we must receive this notice on or after December 15, 2011, and on or before January 14, 2012. The following factors, at a minimum, are considered by the Nominating and Corporate Governance Committee as part of its review of all director candidates and in recommending potential director candidates to the Board:

- Appropriate mix of educational background, professional background and business experience to make a significant contribution to the overall composition of the Board;

- If the Nominating and Corporate Governance Committee deems it applicable, whether the candidate would be considered a financial expert or financially literate as described in SEC, NYSE and NASDAQ rules or an Audit and Risk Committee financial expert as defined by SEC rules;

- If the Nominating and Corporate Governance Committee deems it applicable, whether the candidate would be considered independent under NYSE and NASDAQ rules and the Board's additional independence guidelines set forth in the Company's Corporate Governance Guidelines;

- Demonstrated character and reputation, both personal and professional, consistent with that required for a bank director;

- Willingness to apply sound and independent business judgment;

- Ability to work productively with the other members of the Board;

- Availability for the substantial duties and responsibilities of a Valley director; and

- Meets the additional criteria set forth in Valley's Corporate Governance Guidelines.

Diversity is one of the factors that the Nominating Committee considers in identifying nominees for a director. In selecting director nominees the Nominating Committee considers, among other factors, (1) the competencies and skills that the candidate possesses and the candidate's areas of qualification and expertise that would enhance the composition of the Board, and (2) how the candidate would contribute to the Board's overall balance of expertise, perspectives, backgrounds and experiences in substantive matters pertaining to the Company's business. The Nominating Committee has not adopted a formal diversity policy with regard to the selection of director nominees.

Compensation and Human Resources Committee Processes and Procedures

The Board has delegated the responsibility for executive compensation matters to the Compensation and Human Resources Committee. The minutes of the Committee meetings are provided at Board meetings and the chair of the Committee reports to the Board significant issues dealt with by the Committee.

Code of Conduct and Ethics and Corporate Governance Guidelines

We have adopted a Code of Conduct and Ethics which applies to our chief executive officer, principal financial officer, principal accounting officer and to all of our other directors, officers and employees. The Code of Conduct and Ethics is available and can be viewed under our website www.valleynationalbank.com/charters. The Code of Conduct and Ethics is also available in print to any shareholder who requests it. We will disclose any substantive amendments to or waiver from provisions of the Code of Conduct and Ethics made with respect to the chief executive officer, principal financial officer or principal accounting officer on that website.

We have also adopted Corporate Governance Guidelines, which are intended to provide guidelines for the governance by the Board and its committees. The Corporate Governance Guidelines are available under our website located at www.valleynationalbank.com/charters. The Corporate Governance Guidelines are also available in print to any shareholder who requests them.

DIRECTOR COMPENSATION

COMPENSATION OF DIRECTORS. Annual compensation of non-employee directors for 2010 was comprised of the following components: cash compensation consisting of annual retainer; meeting and committee fees; and, to the extent that a director elects to forego all or a portion of the annual retainer and board meeting fees, participation in the 2004 Directors Restricted Stock Plan. In addition, there is also a Directors Retirement Plan. Each of these compensation components is described in detail below. The total 2010 compensation of the non-employee directors is shown in the following table.

2010 DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash (2)	Stock Awards (3)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings (4)	All Other Compensation (5)	Total
Andrew B. Abramson (1)	$ 49,000	$ 74,667	$ 11,350	$ 14,255	$ 149,272
Pamela R. Bronander	29,500	74,667	9,959	14,185	128,311
Eric P. Edelstein (1)	101,750	0	8,359	4,635	114,744
Mary J. Steele Guilfoile	27,000	74,667	6,575	215,721 (6)	323,963
Graham O. Jones	72,500	0	14,817	0	87,317
Walter H. Jones, III	68,500	0	16,130	0	84,630
Gerald Korde (1)	100,500	0	20,422	0	120,922
Michael L. LaRusso	62,500	37,333	9,531	7,150	116,514
Marc J. Lenner	79,000	0	2,725	0	81,725
Robinson Markel (1)	91,000	0	12,648	0	103,648
Richard S. Miller	78,000	0	12,887	0	90,887
Barnett Rukin	84,000	0	20,925	8,041	112,966
Suresh L. Sani	69,500	0	2,872	0	72,372
Robert C. Soldoveri	64,500	0	4,675	0	69,175

(1) Bancorp Committee Chairman and/or Bancorp Committee Vice Chairman (see Committees of the Board on Page 14 in this Proxy Statement.)

(2) Includes committee fees and fees for chairing Board Committees.

(3) Reflects fees forgone by directors pursuant to the 2004 Directors Restricted Stock Plan. There were 16,682 shares awarded under the plan during the year ended December 31, 2010 each at the grant date fair market value of $15.67 and there were 94,916 outstanding shares under the plan as of December 31, 2010. The following table represents the shares awarded in 2010, the grant date fair market value and the aggregate number of stock outstanding at December 31, 2010, for each of the following participants:

Name	Number of Shares Awarded in 2010	Grant Date Fair Market Value of Shares Awarded	Aggregate Number of Stock Awards Outstanding at Fiscal Year-End
Andrew B. Abramson	4,766	$15.67	22,138
Pamela R. Bronander	4,766	15.67	22,041
Eric P. Edelstein	0	0	6,414
Mary J. Steele Guilfoile	4,766	15.67	22,091
Michael L. LaRusso	2,383	15.67	11,100
Barnett Rukin	0	0	11,132

(4) Represents non-cash compensation reflecting the change in the present value of pension benefits year to year for Directors Plan for 2010, taking into account the age of each director, a present value factor, an interest discount factor and time remaining until retirement.

(5) *This column reflects the cash dividend and interest on deferred dividends earned during 2010, under the 2004 Directors Restricted Stock Plan.*

(6) This includes $150,000 consulting fee in connection with Valley's acquisition of LibertyPointe Bank and Park Avenue Bank, and $51,500 consulting fee pursuant to a long-standing investment banking retainer consulting agreement, paid to MG Advisors, Inc. in 2010. Ms. Guilfoile is the Chairman of MG Advisors.

ANNUAL BOARD RETAINER. Non-employee directors received an annual retainer of $30,000 per year, paid quarterly. This retainer is paid to recognize expected ongoing dialog of board members with our executives and employees, for being available to provide their professional expertise as needed, for attending various Bank functions, for undertaking continuing education, and for interfacing with customers as appropriate.

Board Meeting Fees. In recognition of the preparation time, travel time, attendance at and providing professional expertise at the board meetings, non-employee directors received a board meeting fee of $2,000 for each meeting attended.

Board Committee Fees and Committee Chair Retainer. The Chair of the Audit and Risk Committee received an annual retainer of $10,000 and the Vice Chair a retainer of $3,750. The Chair of the Compensation and Human Resources Committee received an annual retainer of $10,000 and each Vice Chair a retainer of $5,000. The Chair of the Nominating and Corporate Governance Committee received an annual retainer of $7,500. These retainers are to recognize the extensive time that is devoted to committee matters including meetings with management, auditors, attorneys and consultants and preparing committee agendas.

All members of these committees are paid for attending each committee meeting as follows: $2,000 for Audit and Risk, $1,500 for Compensation and Human Resources and $1,000 for Nominating and Corporate Governance.

The Company and Bank also have a number of other committees (other than the corporate governance committees listed above and required to be disclosed) that are not "disclosed" committees under SEC and NYSE rules. These committees generally deal with oversight of various operating matters. All other committee chairs receive a retainer of $5,000 and there is an attendance fee between $500 and $1,000 for each committee meeting.

Directors Retirement Plan. We maintain a retirement plan for non-employee directors. The plan provides 10 years of annual benefits to directors with five or more years of service. The benefits commence following the later of a director reaching age 65 or after a director has retired from the Board. The annual benefit is equal to the director's years of service, multiplied by 5%, multiplied by the final annual retainer paid to the director at the time of retirement. In the event of the death of the director prior to receipt of all benefits, the payments continue to the director's beneficiary or estate.

Directors Restricted Stock Plan. We also maintain the 2004 Director Restricted Stock Plan ("2004 Directors Plan"). The 2004 Directors Plan provides the non-employee members of the Board of Directors with the opportunity to forego some or all of their annual cash retainer and meeting fees in exchange for shares of Valley restricted stock granted at 75% percent of the market value at the date of grant. The discount recognizes the exchange of immediate cash fees for a five year deferral or until retirement, death, disability, the participant's inability to stand for re-election due to age restrictions, or the participant's failure to be re-elected after standing for re-election, and if there is a change-in-control prior to the vesting date. There were 94,916 shares outstanding under this plan as of December 31, 2010.

STOCK OWNERSHIP OF MANAGEMENT AND PRINCIPAL SHAREHOLDERS

Stock Ownership of Directors and Executive Officers. The following table contains information about the beneficial ownership of our common stock at December 31, 2010 by each director, by each of our executive officer for whom individual information is required to be set forth in this proxy statement under rules of the SEC, and by directors and all executive officers as a group.

Name of Beneficial Owner	Number of Shares Beneficially Owned (1)	Percent of Class (2)
Directors and Named Executive Officers:		
Andrew B. Abramson	299,642 (3)	.18
Pamela R. Bronander	38,235 (4)	.02
Peter Crocitto	339,963 (5)	.21
Eric P. Edelstein	23,938 (6)	.01
Albert L. Engel	163,127 (7)	.10
Alan D. Eskow	262,028 (8)	.16
Mary J. Steele Guilfoile	401,016 (9)	.24
Graham O. Jones	888,400 (10)	.54
Walter H. Jones, III	1,453,432	.89
Gerald Korde	2,112,612 (11)	1.29
Michael L. LaRusso	26,512 (12)	.02
Marc J. Lenner	231,669 (13)	.14
Gerald H. Lipkin	674,404 (14)	.41
Robinson Markel	480,805 (15)	.29
Robert M. Meyer	292,073 (16)	.18
Richard S. Miller	110,581 (17)	.07
Barnett Rukin	100,515 (18)	.06
Suresh L. Sani	52,942 (19)	.03
Robert C. Soldoveri	155,469 (20)	.09
Directors and Executive Officers as a group (32 persons)	9,452,777 (21)	5.76

(1) Beneficially owned shares include shares over which the named person exercises either sole or shared voting power or sole or shared investment power. It also includes shares owned (i) by a spouse, minor children or by relatives sharing the same home, (ii) by entities owned or controlled by the named person, and (iii) by other persons if the named person has the right to acquire such shares within 60 days by the exercise of any right or option. Unless otherwise noted, all shares are owned of record and beneficially by the named person.

(2) The number of shares of our common stock used in calculating the percentage of the class owned includes 161,460,596 shares of our common stock outstanding as of December 31, 2010. The table also includes 1,031,105 shares purchasable pursuant to stock options or warrants for our shares that were exercisable within 60 days of December 31, 2010 (All exercisable options outstanding have exercise prices that are higher than Valley's market price at December 31, 2010 of $14.30. See the Outstanding Equity Awards table below for each of the NEO's outstanding awards); and as of the record date of February 18, 2011, all exercisable options outstanding have exercise prices that are higher than Valley's market price of $13.77.

(3) This total includes 9,347 shares held by Mr. Abramson's wife, 31,503 shares held by his wife in trust for his children, 9 shares held by a family trust of which Mr. Abramson is a trustee, 11,024 shares held by a family foundation, 98,748 shares held by a trust of which Mr. Abramson is a trustee, 3,333 shares held by a family fund trust, 8,679 shares held in self-directed IRA Plans of which Mr. Abramson and his wife are beneficiaries, 5,080 shares of Mr. Abramson's mother of which he has the authority to execute trades and 22,138 restricted shares pursuant to the director restricted stock plan; and of this total 13,419 shares were pledged as security. Mr. Abramson disclaims beneficial ownership of shares held by his wife; his mother; and shares held for his children.

(4) This total includes 656 shares held in custody for Ms. Bronander's children, 4,038 shares held by Ms. Bronander's children, 22,041 restricted shares pursuant to the director restricted stock plan; and of this total, 9,503 shares were pledged as security.

(5) This total includes 36,302 shares held by Mr. Crocitto's wife, 3,356 shares held in Mr. Crocitto's KSOP, 5,523 shares held by Mr. Crocitto as custodian for his child, 2,725 shares held by Mr. Crocitto's children, 34,175 restricted shares, and 117,023 shares purchasable pursuant to stock options exercisable within 60 days of December 31, 2010, but not the 30,855 shares potentially available in the future by exercise of his stock options not exercisable within 60 days of December 31, 2010.

(6) This total includes 6,414 restricted shares pursuant to the director restricted stock plan.

(7) This total includes 3,328 shares held in Mr. Engel's KSOP, 21,011 restricted shares and 69,276 shares purchasable pursuant to stock options exercisable within 60 days of December 31, 2010, but not the 22,965 shares potentially available in the future by exercise of his stock options not exercisable within 60 days of December 31, 2010; and of this total, 10,000 shares were pledged as security.

(8) This total includes 46,981 shares held by Mr. Eskow's wife, 3,529 shares held in Mr. Eskow's KSOP, 9,463 shares held in his IRA, 1,019 shares held jointly with his wife, 940 shares in an IRA held by his wife, 34,175 restricted shares and 104,098 shares purchasable pursuant to stock options exercisable within 60 days of December 31, 2010, but not the 30,855 shares potentially available in the future by exercise of his stock options not exercisable within 60 days of December 31, 2010.

(9) This total includes 182,865 shares held by Ms. Guilfoile's spouse and 22,091 restricted shares pursuant to the director restricted stock plan.

(10) This total includes 14,667 shares owned by trusts for the benefit of Mr. G. Jones' children of which his wife is co-trustee; and of this total, 862,844 shares were pledged as security.

(11) This total includes 65,428 shares held jointly with Mr. Korde's wife, 310,838 shares held in the name of Mr. Korde's wife, 810,298 shares held by his wife as custodian for his children, 286,058 shares held by a trust of which Mr. Korde is a trustee and 114,684 shares held in Mr. Korde's self-directed IRA.

(12) This total includes 13,159 shares held jointly with Mr. LaRusso's wife and 11,100 restricted shares pursuant to the director restricted stock plan.

(13) This total includes 11,490 shares held in a retirement pension, 378 shares held by Mr. Lenner's wife, 18,409 shares held by his children, 175,418 shares held by a trust of which Mr. Lenner is 50% trustee and 12,222 shares held by a charitable foundation.

(14) This total includes 201,135 shares held in the name of Mr. Lipkin's wife, 140 shares held jointly with his wife, 58,249 shares held in a Roth IRA, and 17,681 shares held by a family charitable foundation of which Mr. Lipkin is a co-trustee. This total also includes Mr. Lipkin's 77,929 restricted shares and 185,088 shares purchasable pursuant to stock options exercisable within 60 days of December 31, 2010, but not the 64,639 shares potentially available in the future by exercise of his stock options not exercisable within 60 days of December 31, 2010.

(15) This total includes 5,149 shares owned by Mr. Markel's wife, 36,219 shares held by his wife in trust for his children, 85,197 shares owned by Mr. Markel in his self-directed IRA and 253,139 shares owned by his sister, which Mr. Markel has power to vote. Mr. Markel disclaims beneficial ownership of the shares held by his wife, the shares held by his wife in trust for his children and shares owned by his sister.

(16) This total includes Mr. Meyer's 22,027 restricted shares, 118,327 shares held jointly with his wife, 3,356 shares held in his KSOP and 117,023 shares purchasable pursuant to stock options exercisable within 60 days of December 31, 2010, but not the 23,630 shares potentially available in the future by exercise of his stock options not exercisable within 60 days of December 31, 2010; and of this total, 144,875 shares were pledged as security.

(17) This total includes 35,572 shares held in Mr. Miller's self-directed IRA, 38,685 shares held jointly with his wife, 2,469 shares held by a corporation for which Mr. Miller is a 20% shareholder, and 8,709 shares held by his wife, and 1,873 shares of warrants exercisable within 60 days of December 31, 2010. Mr. Miller disclaims beneficial ownership of the 8,709 shares held by his wife, and all shares held by the corporation except for the 20% or 494 of such shares.

(18) This total includes 25,110 shares held by Mr. Rukin's wife, as custodian and Mr. Rukin, as trustee, in various accounts for their children, 11,451 shares held by a private foundation of which Mr. Rukin is an officer and 11,132 restricted shares pursuant to the director stock plan. Mr. Rukin disclaims beneficial ownership of the shares held by his wife, shares held by his wife as custodian for their children, and shares held by a private foundation.

(19) This total includes 5,178 shares held in Mr. Sani's Keogh Plan, 5,178 shares held in trusts for benefit of his children, and 40,271 shares held in pension trusts of which Mr. Sani is co-trustee.

(20) This total includes 130,850 shares held by a foundation of which Mr. Soldoveri is a trustee, 637 shares of warrants exercisable within 60 days of December 31, 2010.

(21) This total includes 1,345,774 shares owned by 13 executive officers who are not directors or named executive officers, which total includes 12,519 shares in KSOP and/or IRA, 139,879 indirect shares, 81,935 restricted shares, and 436,087 shares purchasable pursuant to stock options exercisable within 60 days of December 31, 2010, but not the 79,628 shares potentially available in the future by exercise of their stock options not exercisable within 60 days of December 31, 2010. The total does not include shares held by the Bank's trust department.

PRINCIPAL SHAREHOLDERS. The following table contains information about the beneficial ownership at December 31, 2010 by persons or groups that beneficially owns 5% or more of our common stock.

Name and Address	Number of Shares Beneficially Owned	Percent of Class (1)
Columbia Wanger Asset Management, LLC (2) 227 West Monroe Street, Suite 3000, Chicago, IL 60606	8,572,953	5.22%
BlackRock, Inc. (3) 40 East 52nd Street, New York, NY 10022	10,759,879	6.67

(1) The number of shares of our common stock used in calculating the percentage of the class owned includes 161,460,596 shares of our common stock outstanding as of December 31, 2010 and 2,686,730 shares purchasable pursuant to stock options for our shares that were exercisable within 60 days of December 31, 2010.

(2) Based on a Schedule 13G/A Information Statement filed February 11, 2011 by Columbia Wanger Asset Management, LLC, as an investment adviser. The Schedule 13G/A discloses that Columbia Wanger had sole voting power as to 7,867,953 shares, and sole dispositive power as to 8,572,953 shares.

(3) Based on a Schedule 13G Information Statement filed February 9, 2011 by BlackRock, Inc. The Schedule 13G discloses that BlackRock has sole voting power and sole dispositive power as to 10,759,879 shares.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS ("CD&A")

EXECUTIVE SUMMARY

OUR 2010 PERFORMANCE. 2010, like its predecessor, was not an easy year for financial institutions in general. Bank failures continued at record levels. Many companies reported greatly reduced earnings or actual losses. Many banks continued to reduce or eliminate dividends to common shareholders. While our 2010 operating results were below our long term objectives, they were improved over 2009, which in turn was an improvement over 2008. This was not the case for many regional banks and financial institutions. We reported net income of $116.1 million in 2009, compared with $93.6 million in 2008. Some highlights for 2010 were:

- Earned $131.2 million in net income;
- Diluted EPS increased to $0.81 in 2010 from $0.64 in 2009;
- Continued to pay $0.72 annual dividend, adjusted for the stock dividend issued in May of 2010;
- Reported one of the best overall credit quality metrics, among the financial institutions that we regard as our peers;
- Lowered net loan charge-offs in 2010 by 30% from 2009. As a percentage of total average loans the 2010 net loan charge-off ratio of 0.28% reflects favorably versus the prior year ratio of 0.40%;
- Maintained strong balance sheet and high regulatory capital ratios;
- Increased net interest margin from 3.49% for 2009 to 3.69% for 2010;
- Continued to open new branches;
- Maintained strong residential loan origination program, and expanded our residential loan and title company businesses into Pennsylvania;
- Purchased and successfully integrated two New York City banks (LibertyPointe Bank and The Park Avenue Bank) acquired via FDIC assisted transactions;
- Improved investment portfolio risk profile – shifted largest weighting of investment composition from FNMA/FHLMC to GNMA (full faith and credit of US Government);
- Sustained discipline in investing and lending;
- Trading at high multiples of book value and tangible book value per share relative to peers;
- Performance recognized as among industry leaders; and
- Total return to shareholders for 5 year period ending 12/31/10 equal to -4.89% versus -35.26% for the Keefe, Bruyette & Woods' KBW50 Bank Index.

PAY FOR PERFORMANCE. Table 1 below lists the principal compensation elements and why we provide them.

Table 1. Compensation Elements

Compensation Element	Why We Provide It
Base Salary	To fairly compensate them for their day-to-day management
Executive Incentive (cash bonus) Plan Award	To incentivize performance in the short-term (1 year)
Long-Term Stock Incentive Plan Award	To align executive performance in the longer term (3 to 5 years) with the interests of shareholders
Pension Benefit	To retain key employees by providing post-retirement income

Shareholder Say-on-Pay Votes. We asked our shareholders to approve our NEO compensation program at our Annual Meetings of Shareholders in 2009 and 2010. In 2010, the percentage voting to approve was higher than the prior year, at 90.38% of those voting; in 2009, 82.25% of those voting voted to approve.

Recapture. Our "clawback" policy lets us recapture awards that turn out to have been based on materially inaccurate financial statements or any other materially inaccurate performance metric criteria. Also, cash bonus awards under our Executive Incentive Plan are paid in installments over a two-year time period, allowing us to evaluate the longer-term results of NEO business decisions before completing payment of cash awards.

Hold Past Termination. Our "hold-past-termination" policy for all new stock-based awards requires a departing NEO to hold half of certain shares for at least 18 months after employment terminates.

Peer Group Comparisons. Chart 1 below compares the indicated aspects of our performance and the compensation of our NEOs over periods of one and three years relative to our peer group. While most of the performance parameters fall at or above the 75th percentile in the one-year comparison and at or above the 50th percentile in the three-year comparison, cash compensation and total compensation parameters mostly fall at or below the 25th percentile in both the one- and three-year comparisons.

Chart 1. Valley National Bank performance relative to peers



1-Year Performance Percentiles (2009)
3-Year Performance Percentiles (2007-2009)
Performance Measures
Revenue Growth vs. Peer Group (1)
Net Income Growth vs. Peer Group (2)
Return on Average Equity vs. Peer Group (3)
Return on Average Assets vs. Peer Group (3)
Total Shareholder Return vs. Peer Group (4)
Overall Percentile Rank vs. Peer Group
25th
50th
75th
Actual Total Cash Compensation Percentiles (2009)
Actual Total Direct Compensation Percentiles (2009)
Named Executive Officers
Mr. Lipkin vs. Peer Group
Mr. Eskow vs. Peer Group
Mr. Crocitto vs. Peer Group
Mr. Meyer vs. Peer Group
Mr. Engel vs. Peer Group

(1) Cumulative compound annual
(2) Before extraordinary items and discontinued operations; 3-year performance represents cumulative compound annual growth rate
(3) 3-year performance represents an average of the last – three years
(4) As of 12/31/2009; 3-year performance represents compounded annual growth rate

NEO Compensation Highlights – 2010 and early 2011. The key elements of our executive compensation program in which our named executive officers participated in 2010 consisted of cash salaries and cash bonuses (paid beginning in February 2011 and as further described below, under "EIP Awards"), and option and restricted stock awards under our 2009 Long-Term Incentive Plan.

Superior NEO performance was recognized with salary increases, cash incentives and awards of stock and stock options under our Long-Term Stock Incentive Plan, as described below.

Our Compensation Philosophy

We recognize that financial institution executive compensation should be structured so as not to encourage the taking by management of unreasonable or unnecessary risks, and that the period over which incentive compensation is obtained should be more closely aligned with the "risk horizon, (the estimated time needed to see if the risk taken has produced the intended beneficial result), and the incentive compensation is reduced or eliminated if expected results are not achieved.

To address these concerns, we have put in place a number of measures intended to avoid encouraging risks:

- Our "hold-past-termination" policy for all new stock-based awards (restricted stock awards, and stock earned by exercising stock options.) The policy applies to all unvested NEO award shares the vesting of which is accelerated as the result of an NEO's leaving our employ, and requires the departing NEO to hold 50% of those shares for at least 18 months after termination of employment with us. We adopted this policy to better align the long-term interests of our NEOs with those of our shareholders, because we expect it to induce a longer-term focus by NEOs on the safety and well-being of our institution over a substantial period beyond the time when they lose the ability to influence its operations.

- Our "clawback" policy that allows us to recover cash and stock incentive payments awarded after the policy's adoption if our Committee determines that any award, made within three years prior to the Committee's determination, was based on materially inaccurate financial statements or any other materially inaccurate performance metric criteria.

- The extended two-year payout schedule for cash awards under our EIP, to allow time to evaluate the longer-term results of NEO business decisions before completing payment of cash awards.

- Elimination of the formula-based method we previously used to determine EIP awards and implementation of a new determination method based on the application of quantitative and qualitative reviews of executive performance by our CEO and Compensation Committee. We concluded that the formula-based method, which relied principally on the prior year's earnings per share, could encourage unnecessary risk-taking in order to increase earnings.

OUR NAMED EXECUTIVE OFFICERS ("NEOS")

Our NEOs during 2010 were: President, CEO and Chairman Gerald H. Lipkin, Senior Executive Vice President and Chief Financial Officer Alan D. Eskow; Senior Executive Vice President and Chief Operating Officer Peter Crocitto and Executive Vice Presidents Albert L. Engel and Robert M. Meyer.

OUR COMPENSATION AND HUMAN RESOURCES COMMITTEE

Our Compensation and Human Resources Committee (the "Committee") discharges the duties of our Board of Directors that concern compensation of our NEOs. The Committee's functions are set out in its charter, which has been approved by the Board. None of the Committee members is an NEO, and all of them are independent as that term is defined under the rules of the New York Stock Exchange.

The Committee met nine times in 2010. Our CEO generally attends these meetings (except those that relate to his compensation) at the Committee's invitation, to provide information about other NEOs and more junior officers' compensation and to assist the Committee in evaluating NEO job performance. At its meeting when compensation is determined for the next year, the Committee reviews charts of NEO (and more junior executives) compensation elements, including:

- Base salary for the current year and each of the two preceding years;

- Non-equity (cash bonus) award for each of the two preceding years;

- Equity awards for each of the two preceding years; and

- Management's recommendation for salary adjustment for the coming year, cash incentive compensation and incentive stock awards for the current year.

The Committee uses these charts to evaluate each NEO's recent history of equity awards and cash compensation. We prepare these charts in order to give the Committee a single, organized source of this information which it uses to determine whether to approve management's recommended NEO compensation. In Mr. Lipkin's case, the Committee discusses his compensation directly with him, then the Committee meets privately and in its sole discretion fixes his compensation.

In addition to its review of the charts just described, the Committee reviews the extent to which each NEO has achieved personal goals in his area of responsibility. These goals are discussed and set near the beginning of each year, and the achievement review takes place at the year's end.

Since 2006, the Committee has engaged the services of compensation consulting firm Frederic W. Cook & Co. ("F.W. Cook") to assist it in compensation decisions and related matters like peer group membership. One of that firm's consultants attended two Committee meetings in 2010. F.W. Cook renders no services to the Company.

PEER GROUP CONSIDERATIONS

At several points in this discussion and analysis, we mention that we compare a particular compensation element with the same element as paid by members of our peer group. We have assembled a group of domestic financial institutions whose operations, measured by factors like revenue, net income, total assets, market capitalization and numbers of employees, are similar in size to ours. The identity of the institutions in our current peer group, and their respective revenues, net incomes, total assets and market capitalization as of the end of the fiscal year shown, appear in Table 2 below.

Table 2. Peer Group 2009 Size Comparisons
($ in millions)

Company (1)	Revenue	Net Income (2)	Total Assets	Market Cap (3)
Associated Banc-Corp. (Wisconsin)	$1,332	($132)	$22,874	$1,413
Astoria Financial Corp (New York)*	1,079	28	20,252	1,206
BOK Financial Corp (Oklahoma)*	1,408	201	23,517	3,217
City National Corp (California)	962	51	21,079	2,349
Commerce Bancshares (Missouri)*	1,178	169	18,120	3,212
Cullen/Frost Bankers, Inc. (Texas)	917	179	16,288	2,997
FirstMerit Corporation (Ohio)	660	82	10,540	1,729
Fulton Financial Corp (Pennsylvania)	959	74	16,185	1,537
Hudson City Bancorp (New Jersey)*	2,975	527	60,268	7,213
Investors Bancorp (New Jersey)*	220	(65)	8,136	1,253
New York Community Bancorp*	1,643	399	42,154	6,141
NewAlliance Bancshares (Connecticut)*†	431	46	8,300	1,281
Old National Bancorp (Indiana)*	504	14	8,005	1,084
People's United Financial (Connecticut)*	1,075	101	21,257	5,817
Provident Financial Services (New Jersey)*	324	(122)	6,836	642
Signature Bank (New York)*	421	63	9,146	1,296
Susquehanna Bancshares (Pennsylvania)	801	13	13,689	509
TCF Financial Corp (Minnesota)	1,484	87	17,885	1,757
Trustmark Corp (Mississippi)	610	93	9,526	1,417
UMB Financial Corp (Missouri)	666	89	11,663	1,590
Webster Financial Corp (Connecticut)	899	(76)	17,739	845
Whitney Holding Corp. (Louisiana) †	639	(62)	11,892	879
Wilmington Trust Corporation (Delaware) †	797	(4)	11,097	856
Wintrust Financial Corp. (Illinois)*	689	73	12,216	744
75th Percentile	$1,104	$ 95	$20,459	$2,511
Median	850	68	14,937	1,415
25th Percentile	632	8	10,286	1,032
Valley National Bancorp	$ 784	$ 116	$14,284	$2,162
VLY Percentile Rank	43%	79%	49%	73%

Data Source: Standard & Poor's Research Insight

(1) All companies have a December 31 fiscal year end except Investors Bancorp which is transitioning to that status.
(2) Before extraordinary items and discontinued operations.
(3) Market capitalization is as of 12/31/2009.

The dozen institutions whose names appear with an asterisk (*) were added to our peer group for 2010, and for that year we also removed one institution, Citizens Republic Bancorp (Michigan.) We made these changes because we felt the added institutions were more similar to us in the financial and other measures described in the preceding paragraph, or in geographic location, than the one we removed. The three institutions whose names appear with a cross (†) have been, or will in 2011 be, acquired by larger institutions, resulting in their removal from our peer group in 2011.

Peer group comparisons are used by the Committee to evaluate salaries and bonuses paid by the other financial institutions in our peer group. The Committee compares the salaries and non-equity incentive compensation we pay to our NEOs with the same compensation elements paid to executives of the peer group companies, generally available from public data. The Committee also refers to the peer group information when considering the CEO's recommendations for NEO salaries and awards under our Executive Incentive Plan (discussed below, and referred to as "EIP.")

We make peer group comparisons of salaries, incentive compensation (both cash and stock) and pension benefits so we can avoid situations in which our NEOs are over- or under-compensated in comparison to our peer group of financial institutions. We do not seek to maintain a precise numerical or percentage relationship between our NEO compensation and that of peer group institutions. Rather, the Committee reviews peer group compensation (both total compensation and individual components) to determine that our NEOs are compensated at appropriate levels.

COMPENSATION DETAILS

The performance-based compensation elements we adopted for 2010 and early 2011 were:

BASE SALARIES. NEO base salaries were increased for 2011, effective January 2011. Our NEOs had received substantial base salary increases in January 2010 ranging from 25% to 50%, under the compensation plan we adopted in November 2009 while we were still subject to restrictions on compensation imposed by the U.S. Treasury's Troubled Asset Relief Program ("TARP"). The TARP restrictions did not permit cash bonuses, so the only way to avoid steep reductions in cash compensation was to increase base salaries.

The Committee recommended base salary increases for NEOs in 2011, in view of our NEOs' contribution to our superior performance relative to our peers. Those increases rewarded the successful efforts of our senior management in maintaining our financial stability and navigating us through the most severe economic downturn since the 1930s while remaining profitable, not reducing dividend payments to common shareholders, and avoiding the pitfalls that led to so many bank failures and losses in 2009 and 2010. The recommended increases ranged from about 3% to 8% of 2010 base salaries. Table 3 below shows 2010 and 2011 NEO base salaries and increases for 2011.

Table 3. NEO Base Salaries, 2010 and 2011, and Increases for 2011

Named Executive Officer	2010 Base Salary	Increase for 2011 ($)	Increase for 2011 (%)	2011 Base Salary
Gerald H. Lipkin, CEO	$1,050,000	$73,500	7.00%	$1,123,500
Alan D. Eskow, Senior EVP	505,000	40,750	8.07	545,750
Peter Crocitto, Senior EVP	505,000	40,750	8.07	545,750
Albert Engel, EVP	425,000	15,000	3.53	440,000
Robert M. Meyer, EVP	450,000	15,000	3.33	465,000

EIP AWARDS. Our Executive Incentive Plan ("EIP"), which was approved by our shareholders at the 2010 Annual Meeting of shareholders, provides for discretionary awards, payable in cash or shares of our common stock, from a bonus pool equal to 5% of our net income before income taxes. Allocations of shares in the bonus pool are made by the Committee within the first 90 days of each calendar year. Any cash component of an award will be paid in installments as follows: 50% on the payment date fixed by the Committee and the balance in eight equal installments at the beginning of each of the next eight calendar quarters.

The initial 50% of each cash award is paid in February each year based on the previous year's final audited operating results. The remaining half is paid in eight equal quarterly installments. Payment in this manner allows time to evaluate the longer-term results of NEO business decisions while some portion of each award remains unpaid.

We believe this extended payment schedule will more closely align with the "risk horizon" of NEO business decisions, meaning that, before the full cash amount is paid, we will have a good idea of the longer-term effects of the business decisions and results that were rewarded at the time of the initial payment and can adjust the total award if required in the Committee's judgment in order to reflect a negative outcome.

Recognizing the Bank's outstanding performance relative to our peer group (see Chart 1 and Table 2 above), non-equity incentive awards in the amounts listed in Table 4 immediately below were awarded to our NEOs. These awards were not made in full compliance with the terms of the 2010 EIP, which requires allocation of shares in the bonus pool to be made within the first 90 days of each Plan year. The 2010 EIP was not approved by our shareholders until the 2010 Annual Meeting held on April 14, 2010, 104 days after the start of the 2010 Plan year. A small portion of our CEO's total 2010 compensation will, accordingly, not be deductible for income tax purposes; however, the amount of additional income tax payable by us as a result will not be material. See "Income Tax Considerations" below.

Table 4. Non-equity Incentive Awards

Named Executive Officer	2010	% of 2010 Base Salary		
Gerald H. Lipkin, CEO	$630,000	60%	of	$1,050,000
Alan D. Eskow, Senior EVP	176,750	35%	of	505,000
Peter Crocitto, Senior EVP	176,750	35%	of	505,000
Albert Engel, EVP	135,000	32%	of	425,000
Robert M. Meyer, EVP	135,000	30%	of	450,000

In making allocations from the EIP bonus pool, the Committee did not apply any formula, but rather based its decisions on the application of quantitative and qualitative reviews of executive performance by our CEO and the Committee, taking into account our 2010 performance and the contribution to that performance by each of our NEOs.

LONG-TERM STOCK INCENTIVE PLAN AWARDS ("LTSIP"). In November 2010 the Committee made equity-related awards to our NEOs under our long-term stock incentive plan. These awards consisted of shares of restricted stock and incentive stock options ("ISOs") which are tax-advantaged options to purchase our common stock. Restricted shares help to retain key employees, and tend to align economic interests of executives with those of shareholders. ISOs incentivize option holders to increase company value as reflected in the price of our common stock, which results in shareholder value creation.

The restricted shares were valued at fair market value on the date of the award, which was $13.13 per share. Fair market value for ISOs on the award date was calculated at $2.63 per share. Table 5 below shows the restricted share awards and ISOs issued to our NEOs in 2010 under our long-term stock incentive plan.

Table 5. 2010 NEO Long-Term Stock Incentive Plan Awards

Named Executive Officer	Restricted Stock Awarded ("RSA")	Value of RSA at $13.13 Per Share	Incentive Stock Options ("ISOs") Awarded	Value of ISO Award at $2.63 Per Share
Gerald H. Lipkin, CEO	31,988	$420,000	39,924	$105,000
Alan D. Eskow, Senior EVP	15,385	202,000	19,202	50,500
Peter Crocitto, Senior EVP	15,385	202,000	19,202	50,500
Albert Engel, EVP	9,063	119,000	11,312	29,750
Robert M. Meyer, EVP	9,596	126,000	11,977	31,500

In setting the 2010 awards under our long-term stock incentive plan, the Committee did not use any formulaic method to set the plan awards of ISOs and restricted stock. Those award decisions were based on the Company's 2010 performance highlights outlined in the Executive Summary of this CD&A.

OUR COMPENSATION DETERMINATIONS

We make incentive compensation awards based on consideration of a number of business-related criteria. We consider each NEO's individual performance and his or her influence on our operating results, as well as those results themselves. While we will certainly continue to consider financial performance in preceding periods, as indicated by per share earnings and return on equity, as one of the several factors determining incentive compensation awards, we will consider and evaluate performance over a period of several years, not just the one most recently completed, and not based exclusively on short-term financial measures. We will expect our NEOs to demonstrate a continuing performance level that is equal to or better than our peers, and will use peer group performance as another factor to compare, not govern, our performance-based compensation. We will evaluate each NEO's management of business and other risks arising from the part of our operations for which they bear responsibility. We will take into account the extent to which each NEO conducts those operations within budgetary limitations. We will make these evaluations in a non-formulaic manner, applying our best business judgment.

If an award granted under our 2010 Executive Incentive Plan or Long-Term Stock Incentive Plan is later (within three years after the grant date) found by our Compensation Committee to have been based on materially inaccurate information that resulted in a material restatement of our financial statements, or on misrepresentation by the award recipient, we have instituted a "clawback" policy that will allow recapture of the award. Our "clawback" policy is described above under "Our Compensation Philosophy."

Our Compensation Elements

Our three categories of NEO compensation elements are: Performance-based, non-performance based, and post-employment compensation. Performance-based elements are: Base salaries, Executive Incentive Plan awards and Long-Term Stock Incentive Plan awards. Non-performance based elements are: Pension and health care benefits, other benefits, and perquisites. Post-employment compensation elements are: Severance and change-in-control benefits.

Performance-Based Compensation Elements

Base Salaries. Base salaries are determined by an evaluation of individual NEO performance and the individual's contribution to our overall performance. We use an expanded set of evaluation criteria as described above under "Our Compensation Determinations." Base salaries are paid in order to fairly compensate our key executives for their day-to-day efforts in managing our business activities.

The salary we pay to our CEO is higher than the average salary paid to the other NEOs. This reflects his substantially higher level of executive responsibility for our operations, and also the Committee's satisfaction with our results of operations under his guidance. It reflects also the duration of his tenure in office: He has been Chairman of our Board of Directors and CEO since 1989, and our President since 1996. He has had major responsibility for our overall operations for over twenty years, and during that period has guided us through many acquisitions of other financial institutions, and a very substantial expansion of our business and service area, all of which has resulted in a very significant increase in shareholder value.

EIP Awards. Awards under our 2010 Executive Incentive Plan ("EIP") are generally paid in cash, although the Plan, approved by shareholders at last year's Annual Meeting, does permit payment in restricted shares of our common stock. Last year we moved away from our former practice of fixing EIP awards according to a formula, the most significant element of which was our per-share earnings for the plan year. We believe that the use of a single-year earnings-related formula could be seen as encouraging the taking of unnecessary risks in order to increase per-share earnings and resulting EIP awards. Instead of using a formula, we now set EIP awards based on the same expanded set of criteria as we use for base salary determinations. The discussion of these criteria appears above under "Our Compensation Determinations."

Under the 2010 Executive Incentive Plan, we pay the initial 50% portion of cash EIP awards in February, based on of the previous year's final audited results of operations. The 50% balance is paid in eight equal quarterly installments, to allow time to evaluate the longer-term results of NEO business decisions before completing payment of cash awards.

LTSIP Awards. The purpose of long-term incentive awards is to give our NEOs and other employees a stake in our business identical in its nature to that of our common shareholders. We believe this encourages our NEOs to improve our operating results and to structure a relationship between management objectives and long term shareholder interests, all of which we expect will result in increased shareholder value and in long-term growth of our organization.

Unless otherwise noted, all awards we make under the LTSIP are either stock options or restricted stock awards.

The LTSIP incentive stock option awards are determined by an evaluation of individual NEO performance and the individual's contribution to our overall performance. The same expanded set of criteria described above under "Our Compensation Determinations," is used to make award determinations. Stock option grants and restricted stock awards are subject to our "clawback" and "hold-past-termination" policies, both described above.

NEO Minimum Stock Ownership. To better align the interests of our NEOs with those of our common shareholders, we require each NEO to own a minimum number of shares of our common stock at all times while holding executive office. Table 6 below shows the minimum holdings required of each NEO. The minimum amounts were determined by the Committee based on the number of shares it considered appropriate in its discretion for the executive levels of our NEOs.

If an NEO is promoted and owns fewer than the minimum number of shares required for his or her new position, the Committee is authorized to fix the time by which any required increase in the NEO's shareholding must take place. Each NEO already owns a substantial number of shares in excess of the Table 6 minimums.

Table 6. NEO Minimum Stock Ownership Requirements

Title (Name)	Minimum Required Common Stock Ownership*
CEO (Mr. Lipkin)	200,000 Shares
Senior EVP (Messrs. Eskow and Crocitto)	50,000 Shares
EVP (Messrs. Engel and Meyer)	25,000 Shares

* Includes all shares each NEO is required under SEC rules to report as beneficially owned.

Equity Grant Practices. We set the exercise price of incentive stock options, and we value the number of shares subject to restricted stock awards, using the closing market price of our common stock as quoted on the NYSE on the day preceding the option grant date. For options whose grant is approved by the Committee as the final step in the grant process (principally options to senior officers), that date is the day prior to the Committee meeting that concludes the granting process. All Committee meeting dates are set months in advance to prevent the selective timing of grants. For options to persons designated by the CEO pursuant to delegated authority from the Committee (principally options to more junior officers and other personnel), that date is the date on which the CEO exercises the delegated authority by specifying the individual's name and the number of shares subject to the option granted that individual.

Non-Performance Based Compensation Elements

Pension Benefits. Our NEOs may participate in two pension plans. We believe that pension benefits are an integral part of NEO, and other employee, compensation. We provide these benefits in order to make available to the recipients an income stream that will assist in meeting post-retirement expenses.

Tax-Qualified Plan. We have a defined benefit tax-qualified pension plan that covers all eligible employees, including NEOs. Benefits under that plan are a percentage of the highest average annual compensation. The average represents the employee's five highest years of base pay included in the past ten years, not counting the year of termination.

Non-Tax Qualified Plan ("BEP"). NEOs also participate in a supplemental, non-tax qualified pension plan, known as the Benefit Equalization Plan or BEP. The BEP was adopted January 1, 1989. Generally, each NEO who participates in the tax-qualified plan described above, and whose annual compensation exceeds the maximum amount ($245,000 in both 2009 and 2010) that can be recognized in calculating benefits under a tax-qualified plan, is eligible to become a BEP participant. Actual participation is determined by the Committee in its discretion. Currently, the Committee has determined all of our NEOs to be BEP participants. BEP benefits are based on the five most highly compensated years which, until a change made in December 2010, had to be consecutive. That requirement was deleted in order to eliminate the negative effect on income (and consequently on BEP benefits) that resulted during the years we participated in the TARP program and its prohibition of cash bonuses.

CEO Minimum Pension Benefit Guarantee. Our CEO's benefit under the above plans is subject to a minimum guarantee. The guaranteed amount is $600,000 per annum, reduced by any payments under the above plans on account of the same year. The application of the minimum guaranteed pension benefit is as follows:

- The guaranteed minimum pension benefit to which the CEO will be entitled is $600,000 per annum, commencing on the date of his retirement and continuing for so long as he survives. Should the CEO survive past the tenth anniversary of retirement, and should his spouse survive him, she will thereafter be entitled to a benefit of $400,000 per annum so long as she survives.
- Should the CEO not survive past the tenth anniversary of retirement and should his spouse survive him, she will be entitled to receive thereafter, so long as she survives, $600,000 per annum through the tenth anniversary of his retirement and $400,000 per annum thereafter.
- Should neither the CEO nor his spouse survive until the tenth anniversary of his retirement, the estate of the last-surviving of the CEO and his spouse shall be entitled to receive a lump-sum payment equal to $600,000 multiplied by the number of years (including fractional years) from decease of the last survivor to and including the tenth anniversary of his retirement. In case of a common disaster, the provision of his will relative to that contingency shall determine which spouse is deemed to survive the other.

OTHER BENEFITS. Our NEOs are eligible to participate (as are all our employees who meet service requirements under the several plans) in their selection of components of the benefit package listed below:

- 401(k) plan. We match individual plan contributions for participating employees, including NEOs, on a dollar-for-dollar basis, up to 2% of annual salary (limited to the maximum amount of salary that can be taken into account under a tax-qualified plan, which was $245,000 in 2010);

- Medical and dental health insurance plans; and

- Life insurance plan (benefit equal to two times annual salary) and long-term disability insurance plan.

The 401(k) plan and the medical and dental plans require a contributory amount to be paid by all participants. While no participant contribution is required for the life insurance plan, we do include the cost of those benefits that exceed $50,000 in participants' reported income to the Internal Revenue Service. We provide a long-term disability insurance plan under which we pay the insurance premiums. In some cases, NEOs and other participants have requested, and been permitted, to pay the premiums themselves, so that any benefits paid upon disability would not be taxable to the participant.

We believe that the several insurance plans we offer are important components of our comprehensive benefit package, which should induce employees to remain with us. We believe that a 401(k) plan induces our employees to save for future retirement needs, and we encourage this by matching individual plan contributions up to 2% of annual salary, as described above, by participating employees.

PERQUISITES. We provide limited perquisites to our NEOs. We offer them the use of a company-owned automobile. The automobile facilitates NEO travel between our offices, to business meetings with customers and vendors and to investor presentations. NEOs may use the automobile for personal transportation. Personal use of the automobile results in taxable income to the NEO, and we include this in the amounts of income we report to the NEO and the Internal Revenue Service.

We also support and encourage our NEOs to hold a membership in a local country club (our CEO holds memberships in two clubs) for which we pay admission costs, dues and other business related expenses. We find that the club membership is an effective means of obtaining business as it allows NEOs to interact with present and prospective customers in a relaxed, informal environment. We require that any personal use of the country club facilities for golf or food be paid directly by the NEO. Because the club memberships are used at our expense only for business entertainment, we do not include them as perquisites in our Summary Compensation Table.

POST-EMPLOYMENT COMPENSATION ELEMENTS

SEVERANCE AGREEMENTS. We have a written severance agreement with each of our NEOs. We have these severance agreements because each of them has accumulated many years of service as one of our executive officers, and we want them to continue in our service. We believe the assurance that their income will not immediately suffer if their employment were to terminate, helps retain them in our service.

While the severance agreements entitle our NEOs to payment of a year's salary, it is worth noting that our overall severance policy for officers at all levels provides for two weeks of severance pay for each completed year in our employ. The NEO severance agreements therefore represent, in most cases, only a modest increase in severance pay over what the NEO would have received under the general officer severance policy, since most of our NEOs have been with us for a substantial number of years.

CHANGE-IN-CONTROL AGREEMENTS. We have a written change-in-control agreement with each of our NEOs. Each agreement provides for a lump sum payment and other benefits if two triggering events take place. These triggering events are, first, a change-in-control, and second, a termination of employment by us without cause, or by the NEO for good reason, before the third anniversary of the change-in-control. The lump sum payment is equal to three times the highest annual combined salary and non-equity portion of any EIP award the NEO received in the three years before the change-in-control.

The change-in-control agreements with our NEOs were entered into prior to March 2004 and require that we make a "gross-up" payment to reimburse any NEO for excise taxes payable on the lump sum. We are aware of a mounting level of criticism of these "gross-ups" as excessive, and we have eliminated the "gross-up" provision from change-in-control agreements entered into since March 2004. We did not enter into any new or amended agreements with an NEO in 2010. However, we have "grandfathered" those provisions in pre-March 2004 change-in-control agreements and they will continue to be applicable to the NEOs who signed those agreements, for the reasons set forth immediately below.

We believed at the time those "grandfathered" arrangements were entered into that the reason for the lump sum payment, (retention of key employees after announcement of a change-in-control, as explained in the third paragraph below, extended also to the principle that our NEOs are entitled to the full benefit of the lump sum, without having it effectively reduced by the payment of excise taxes. In other words, these payments are only intended to put NEOs who receive them in the same after-tax position as they would have been had they received severance payments for reasons other than a change-in-control. They are not intended to, and they do not, act as reimbursement of normal income taxes.

The second triggering event, the NEO's termination of employment by us without cause, or by the NEO for good reason, was selected because the NEO becomes entitled to substantial compensation if both triggers happen, and should be not entitled to it if he or she was terminated for cause, or voluntarily quit without "good reason."

Also, under the terms of our Long-Term Stock Incentive Plan, occurrence of a change-in-control results in immediate acceleration of vesting and exercisability of unvested stock options, and accelerated vesting of restricted stock awards, even if termination of employment has not occurred. This "single trigger" acceleration of vesting assures the NEOs that all their stock-based awards will be available to them despite a subsequent termination of their employment without cause or attempt by new management to force them to quit, either of which would otherwise result in forfeiture of unvested options.

The banking industry has seen a great deal of consolidation over the past several years. We think it appropriate to provide senior-level employees some assurance that, were we to engage in a business combination with another institution, their job-related income would not be at risk. We believe that the change-in-control agreements with our NEOs give us greater assurance that these key individuals will not terminate their employment with us out of concern for their financial security, after a change-in-control transaction is announced, or out of concern that we might be viewed as a target for one.

The substantially increased benefit we give our NEOs in the event of a change-in-control, compared with the benefit under our severance agreements is our effort to deal with our NEOs' concerns about their immediate future plans if a change-in-control takes place. We think that the security of knowing they will receive a substantial lump sum payment if their employment is terminated following a change-in-control will result in their job performance being unaffected by that change.

The terms of the severance agreements and change-in-control agreements are described more fully in this Proxy Statement under "Other Potential Post-Employment Payments."

INCOME TAX CONSIDERATIONS

Our federal income tax deduction for non-performance based compensation paid to each of our NEOs is limited by Section 162(m)(1) of the Internal Revenue Code (IRC) to $1 million annually. Compensation paid to any of them exceeding $1 million is non-deductible for federal income tax purposes unless "performance-based," meaning based on the executive's achieving pre-established objective performance goals and paid under a plan pre-approved by our shareholders. At our annual shareholders meeting in 2010, a new Executive Incentive Plan was adopted, which generally allows our cash incentive compensation and restricted stock awards to comply with the restrictions of Section 162(m).

As noted above under "Compensation Details – EIP Awards", our NEO cash incentive (bonus) could not be made in full compliance with the terms of the new 2010 Executive Incentive Plan because the Plan requires adoption of bonus pool allocations within the first 90 days of each Plan year but the Plan was not approved by our shareholders until April 14, 2010, 104 days after the beginning of the 2010 Plan year. A small portion of our CEO's total 2010 compensation will accordingly not be deductible for income tax purposes, but the amount of additional income tax payable by us as a result will not be material.

To maintain flexibility in compensating executive officers, we do not require all compensation to be awarded in a tax-deductible manner, but we try to do so to the greatest extent possible. We do not take deductibility of compensation into account in determining NEO compensation, because we do not consider the amount of additional income taxes we have to pay on over-one-million-dollar compensation to be material. Even so, we do try to achieve maximum deductibility of NEO compensation payments by seeing that to the greatest extent possible, they are performance-based and consequently not subject to the Section 162(m) limitation. To that end, we have structured the 2010 Executive Incentive Plan (EIP) with a view to making sure that awards under that plan are, as far as possible, performance-based within the meaning of IRC Section 162(m).

Compensation Committee Report and Certification

Compensation Committee Report

The Compensation and Human Resources Committee has reviewed and discussed the preceding Compensation Discussion and Analysis with management and, based on that review and those discussions. it has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

Gerald Korde, Committee Chairman
Eric P. Edelstein. Vice Chairman
Robinson Markel, Vice Chairman
Andrew B. Abramson
Michael LaRusso
Barnett Rukin

Compensation Plans

The following table sets forth information as of December 31, 2010 with respect to equity compensation plans under which shares of our common stock may be issued.

Equity compensation plan information

Plan Category	Number of shares to be issued upon exercise of outstanding options	Weighted-average exercise price on outstanding options	Number of shares remaining available for future issuance under equity compensation plans (excluding shares reflected in the first column)
Equity compensation plans approved by security holders*	3,184,738	$18.69	6,227,341
Equity compensation plans not approved by security holders	0	0	0
Total	3,184,738	$18.69	6,227,341

* The 1999 Long-Term Stock Incentive Plan expired in January 2009 and replaced by The 2009 Long-Term Stock Incentive Plan.

SUMMARY COMPENSATION TABLE

The following table summarizes all compensation in 2010, 2009 and 2008 by the five most highly paid NEOs for services performed in all capacities for Valley and its subsidiaries.

Name and Principal Position	Year	Salary	Stock Awards (1)	Option Awards (1)	Non-Equity Incentive Plan Compensation (2)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings (3)	All Other Compensation (4)	Total
Gerald H. Lipkin	2010	$1,077,000	$420,000	$105,000	$630,000	$ 153,139	$50,429	$2,435,568
Chairman of the Board,	2009	700,000	349,998	0	0	(168,731)	47,748	929,015
President and CEO	2008	700,000	439,984	101,430	625,000	157,871	61,476	2,085,761
Alan D. Eskow	2010	519,000	202,000	50,500	176,750	109,196	39,484	1,096,930
Senior EVP, CFO and	2009	370,000	183,517	0	0	158,281	36,157	747,955
Secretary	2008	370,000	179,983	47,820	180,000	136,727	40,547	955,077
Peter Crocitto	2010	519,000	202,000	50,500	176,750	280,151	26,356	1,254,757
Senior EVP, and COO	2009	370,000	183,517	0	0	537,432	26,337	1,117,286
	2008	370,000	179,983	47,820	195,000	132,223	29,678	954,704
Albert L. Engel	2010	438,000	119,000	29,750	135,000	101,883	30,959	854,592
EVP	2009	340,000	76,908	0	0	86,871	29,524	533,303
	2008	340,000	160,001	47,820	170,000	112,605	37,259	867,685
Robert M. Meyer	2010	464,000	126,000	31,500	135,000	131,664	27,297	915,461
EVP	2009	360,000	76,908	0	0	121,618	26,841	585,367
	2008	360,000	172,984	47,820	180,000	221,341	33,013	1,015,158

(1) Stock awards are restricted stock and option awards are incentive stock options.

(2) Non-Equity awards earned for the year ended 2010 were distributed as follows: 50% of the non-equity award in February 2011 and the remaining balance will be paid in eight equal quarterly installments, beginning April 2011 to January 2013.

(3) Represents non-cash compensation reflecting the change in the present value of pension benefits year to year, taking into account the age of each NEO, a present value factor, an interest discount factor and remaining time until retirement. The change in pension value for each NEO consists of the tax qualified pension and the BEP portions of: $47,512 and $105,627 for Mr. Lipkin; $61,100 and $48,096 for Mr. Eskow; $124,112 and $156,039 for Mr. Crocitto; $54,623 and $47,260 for Mr. Engel; and $60,454 and $71,210 for Mr. Meyer, respectively.

(4) All other compensation includes perquisites and other personal benefits paid in 2010 including automobile, accrued dividends on nonvested restricted stock, 401K contribution payments by Valley and group term life insurance – (see table below).

All Other Compensation (shown above) for 2010

Name	Auto (1)	Accrued Dividends & Interest Earned on Nonvested Stock Awards (2)	401(k) (3)	GTL (4)	Other (5)	Total
Gerald H. Lipkin	$ 9,525	$33,169	$4,900	$ 0	$2,835	$50,429
Alan D. Eskow	12,245	13,566	4,900	7,710	1,063	39,484
Peter Crocitto	5,203	13,566	4,900	2,687	0	26,356
Albert L. Engel	10,931	8,626	4,900	6,502	0	30,959
Robert M. Meyer	9,445	6,044	4,900	6,908	0	27,297

(1) Auto represents the portion of personal use of a company-owned vehicle by the NEO during 2010.

(2) Accrued dividends and interest on non-vested restricted stock awards until such time as the vesting takes place.

(3) The company provides up to a 2% match for the defined contribution 401(k) Plan to the NEO and all other full time employees in the plan.

(4) GTL or Group Term Life Insurance represents the cost to the Company of life insurance benefits equal to two times salary. This benefit is provided to all full time employees.

(5) Anniversary award.

2010 GRANTS OF PLAN-BASED AWARDS

The following table represents each grant of an award made to each NEO in 2010 and their fair value utilizing the grant date market value for restricted stock awards and incentive stock option awards calculated in accordance with ASC Topic 718 (formerly SFAS No. 123R).

Name	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
Gerald H. Lipkin	11/15/2010	31,988	39,924	13.13	525,000
Alan D. Eskow	11/15/2010	15,385	19,202	13.13	252,500
Peter Crocitto	11/15/2010	15,385	19,202	13.13	252,500
Albert Engel	11/15/2010	9,063	11,312	13.13	148,750
Robert M. Meyer	11/15/2010	9,596	11,977	13.13	157,500

Restrictions on restricted stock awards lapse at the rate of 33% per year commencing with the first anniversary of the date of grant. Dividends are credited on restricted stock at the same time and in the same amount as dividends paid to all other common shareholders. Credited dividends are accumulated and paid upon vesting, and are subject to the same restrictions as the underlying restricted stock. The stock option awards become exercisable at the rate of 33% per year. These awards are made pursuant to the Valley National Bancorp 2009 Long-Term Stock Incentive Plan. Upon a "change-in-control," as defined in that plan, all restrictions on shares of restricted stock will lapse and all stock options will vest in full. See the discussion of the Long-Term Stock Incentive Plan Awards under "Compensation Details" and "Performance-Based Compensation Elements" in the CD & A section above.

The per share grant date fair market values under ASC Topic 718 on restricted stock award and on stock option awards were $13.13 and $2.63 (based on prior year's fair market value and is not adjusted for May 2010 five percent stock dividend), respectively.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table represents stock options and restricted stock awards outstanding for each NEO as of December 31, 2010. All stock options and restricted stock awards have been adjusted for stock dividends and stock splits.

		Option Awards (1)				Stock Awards (2)	
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested* ($)
Gerald H. Lipkin							
	11/15/2010	0	39,924	13.13	11/15/2020	31,988	457,428
	11/17/2009	0	0	—	—	18,477	264,221
	2/12/2008	16,207	24,311	16.15	2/12/2018	16,342	233,691
	2/13/2007	25,526	17,017	21.34	2/13/2017	7,293	104,290
	2/15/2006	25,525	6,383	18.99	2/15/2016	3,829	54,755
	2/8/2005	26,803	0	19.99	2/8/2015	0	0
	2/26/2004	28,141	0	19.95	2/26/2014	0	0
	3/1/2003	10,341	0	17.36	3/1/2013	0	0
	2/15/2002	29,549	0	18.07	2/15/2012	0	0
Total awards (#)		162,092	87,635			77,929	$1,114,385
Market value of in-the-money options ($)*		0	570,913				
Alan D. Eskow							
	11/15/2010	0	19,202	13.13	11/15/2020	15,385	220,006
	11/17/2009	0	0	—	—	4,909	70,199
	6/12/2009	0	0	—	—	5,250	75,075
	2/12/2008	7,641	11,461	16.15	2/12/2018	6,686	95,610
	11/13/2006	16,044	4,012	21.15	11/13/2016	1,945	27,814
	11/14/2005	18,505	0	19.33	11/14/2015	0	0
	11/16/2004	16,083	0	20.87	11/16/2014	0	0
	11/17/2003	16,885	0	20.79	11/17/2013	0	0
	11/18/2002	12,458	0	17.83	11/18/2012	0	0
	11/27/2001	12,662	0	17.03	11/27/2011	0	0
Total awards (#)		100,278	34,675			34,175	$ 488,703
Market value of in-the-money options ($)*		0	274,589				
Peter Crocitto							
	11/15/2010	0	19,202	13.13	11/15/2020	15,385	220,006
	11/17/2009	0	0	—	—	4,909	70,199
	6/12/2009	0	0	—	—	5,250	75,075
	2/12/2008	7,641	11,461	16.15	2/12/2018	6,686	95,610
	11/13/2006	16,044	4,012	21.15	11/13/2016	1,945	27,814
	11/14/2005	18,505	0	19.33	11/14/2015	0	0
	11/16/2004	16,083	0	20.87	11/16/2014	0	0
	11/17/2003	16,885	0	20.79	11/17/2013	0	0
	11/18/2002	17,730	0	17.83	11/18/2012	0	0
	11/27/2001	20,315	0	17.03	11/27/2011	0	0
Total awards (#)		113,203	34,675			34,175	$ 488,703
Market value of in-the-money options ($)*		0	274,589				

* At Market Value of $14.30 as of December 31, 2010.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END—Continued

		Option Awards (1)				Stock Awards (2)	
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested* ($)
Albert L. Engel							
	11/15/2010	0	11,312	13.13	11/15/2020	9,063	129,601
	11/17/2009	0	0	—	—	4,060	58,058
	2/12/2008	7,641	11,461	16.15	2/12/2018	5,943	84,985
	11/13/2006	16,044	4,012	21.15	11/13/2016	1,945	27,814
	11/14/2005	18,507	0	19.33	11/14/2015	0	0
	11/16/2004	13,400	0	20.87	11/16/2014	0	0
	11/17/2003	9,849	—	20.79	11/17/2013	0	0
	11/17/2002	13	0	17.83	11/17/2012	0	0
Total awards (#)		65,454	26,785			21,011	$300,457
Market value of in-the-money options ($)*		0	161,762				
Robert M. Meyer							
	11/15/2010	0	11,977	13.13	11/15/2020	9,596	137,223
	11/17/2009	0	0	—	—	4,060	58,058
	2/12/2008	7,641	11,461	16.15	2/12/2018	6,426	91,892
	11/13/2006	16,044	4,012	21.15	11/13/2016	1,945	27,814
	11/14/2005	18,505	0	19.33	11/14/2015	0	0
	11/16/2004	16,083	0	20.87	11/17/2014	0	0
	11/17/2003	16,885	0	20.79	11/17/2013	0	0
	11/18/2002	17,730	0	17.83	11/18/2012	0	0
	11/27/2001	20,315	0	17.03	11/27/2011	0	0
Total awards (#)		113,203	27,450			22,027	$314,986
Market value of in-the-money options ($)*		0	171,271				

* At Market Value of $14.30 as of December 31, 2010.

(1) The stock option awards become exercisable at the rate of 33.3% per year, for 2009 and 2010 grants, and 20% per year for 2006, 2007 and 2008 grants, if any. These awards are made pursuant to the Valley National Bancorp Long-Term Stock Incentive Plans; and will accelerate in the event of a change-in-control, as defined under the Plans.

(2) Restrictions on restricted stock awards lapse at the rate of 33.3% per year, for 2009 and 2010 awards, and 20% per year for 2006, 2007 and 2008 awards, commencing with the first anniversary of the date of grant. Dividends are credited on restricted stock at the same time and in the same amount as dividends paid to all other common shareholders. Credited dividends are accumulated and paid upon vesting, and are subject to the same restrictions as the underlying restricted stock.

2010 OPTION EXERCISES AND STOCK VESTED

The following table shows the restricted stock that vested by NEOs in 2010 and the value realized upon vesting.

Name	Stock Awards	
	Number of Shares Acquired Upon Vesting	Value Realized on Vesting ($) (*)
Gerald H. Lipkin	24,839	324,397
Alan D. Eskow	11,167	148,628
Peter Crocitto	11,167	148,628
Albert L. Engel	7,869	102,765
Robert M. Meyer	8,031	104,886

* The value realized on vesting of restricted stock awards represents the aggregate dollar amount realized upon vesting by multiplying the number of vested shares of restricted stock by the fair market value of the underlying shares as of the prior day's close of business.

2010 PENSION BENEFITS

PENSION PLAN. Valley maintains a non-contributory, defined benefit pension plan for all eligible employees. The annual retirement benefit under the pension plan is (i) 0.85% of the employee's average final compensation up to the employee's average social security wage base plus (ii) 1.15% of the employee's average final compensation in excess of the employee's average social security wage base, (iii) multiplied by the years of credited service (to a maximum of 35 years). Employees who were participants in the pension plan on December 31, 1988 are entitled to the higher of the foregoing or their accrued benefit as of December 31, 1988 under the terms of the plan then in effect. An employee's "average final compensation" is the employee's highest consecutive five-year average of the employee's annual salary (excluding non-equity compensation, overtime pay and other special pay), i.e., the amount listed as "Salary" in the Summary Compensation Table, subject to each year's annual compensation limit, currently $245,000 for 2010, received after 1965.

BENEFIT EQUALIZATION PLAN. Effective January 1, 1989, Valley adopted a Benefit Equalization Plan ("BEP") which provides retirement benefits in excess of the amounts payable from the pension plan for certain highly compensated officers. Benefits are determined as follows: (a) the benefit calculated under Valley pension plan formula in effect prior to January 1, 1989 and without regard to the limits on recognized compensation and maximum benefits payable from a qualified defined benefit plan, minus (b) the individual's pension plan benefit. In general, officers of Valley who are members of the pension plan and who receive annual compensation in excess of the compensation limits under the qualified plan are eligible to participate in the BEP. The Compensation and Human Resources Committee of the Board of Directors has the authority to determine, in its discretion, which eligible officers will participate in the BEP. Effective January 1, 1989, Mr. Lipkin became a participant in the BEP; effective January 1, 1996, Mr. Crocitto became a participant in the BEP; effective January 1, 2001, Mr. Eskow and Mr. Meyer became participants in the BEP. Effective December 13, 2004, Mr. Engel became a participant in the BEP. Three other non-NEO senior executive officers presently participate in the BEP.

The following table shows each pension plan that the NEO participates in, the number of years of credited service and the present value of accumulated benefits.

Name	Plan Name	Number of Years of Credited Service	Present Value of Accumulated Benefits ($)
Gerald H. Lipkin	VNB Pension Plan	34	850,856
	VNB Benefit Equalization Plan	34	6,086,811
Alan D. Eskow	VNB Pension Plan	19	544,039
	VNB Benefit Equalization Plan	19	813,567
Peter Crocitto	VNB Pension Plan	29	863,709
	VNB Benefit Equalization Plan	34	1,740,716
Albert L. Engel	VNB Pension Plan	13	305,687
	VNB Benefit Equalization Plan	13	378,267
Robert M. Meyer	VNB Pension Plan	13	348,223
	VNB Benefit Equalization Plan	15	630,269

Present values of the accumulated benefits under the BEP and Pension Plan were determined as of January 1, 2011 based upon the accrued benefits under each plan as of December 31, 2010 and valued in accordance with the following principal actuarial assumptions: (1) post-retirement mortality in accordance with the RP-2000 combined mortality table projected to 2010 ("RP-2000 P2010"), (2) interest at an annual effective rate of 5.75% compounded annually, (3) retirement at the earliest age (subject to a minimum age of 55 and a maximum age equal to the greater of 65 and the participant's age on January 1, 2011) at which unreduced benefits would be payable assuming continuation of employment and (4) payment in the form of a single life annuity (except for Mr. Lipkin whose benefits are payable in the form of a joint and two-thirds survivor annuity).

GERALD H. LIPKIN. Pursuant to an agreement dated August 15, 2006, a minimum retirement benefit of $600,000 per year will be provided to Mr. Lipkin, so long as he survives, in the form of a joint and two-thirds survivor annuity which would pay his wife $400,000 per year in the event of Mr. Lipkin's death; the agreement was amended, most recently in February 2011, to provide that, should Mr. Lipkin not survive past the 10 years after retirement and should his spouse survive him, she will be entitled to receive thereafter, so long as she survives, $600,000 per year through the tenth anniversary of his retirement and $400,000 per year thereafter; and, if neither Mr. Lipkin nor his spouse survives until the 10 year anniversary of his retirement, the estate of the last-surviving one of them shall be entitled to receive a lump-sum payment equal to $600,000 multiplied by the number of years (including fractional years) from the last survivor's death to and including the 10 year anniversary of Mr. Lipkin's retirement. In case of the simultaneous death of Mr. Lipkin and his wife, the provision of his will relative to that contingency shall determine which spouse is deemed to survive the other. Except as contained in the description of the plan formulas above, the benefits listed in the tables are not subject to any deduction for social security or other offset amounts.

The present value of accumulated benefits shown above for Mr. Lipkin, who is retirement eligible, is based upon annual annuity amounts from the Pension Plan and BEP of $76,163 and $528,903; respectively, payable as joint and 66-2/3% survivor annuities and assuming immediate commencement of payments due to Mr. Lipkin's attainment of normal retirement age.

ALAN D. ESKOW. The present value of accumulated benefits shown above for Mr. Eskow is based upon annual annuity amounts from the Pension Plan and BEP of $46,954 and $70,216; respectively, payable as single life annuities. Mr. Eskow is currently eligible for early retirement with unreduced benefits.

PETER CROCITTO. The present value of accumulated benefits shown above for Mr. Crocitto is based upon annual annuity amounts from the Pension Plan and BEP of $69,957 and $140,991, respectively, payable as single life annuities. Mr. Crocitto is not currently eligible for early retirement; assuming continuation of employment, Mr. Crocitto will be eligible for early retirement with unreduced benefits on June 1, 2012.

ALBERT L. ENGEL. The present value of accumulated benefits shown above for Mr. Engel is based upon annual annuity amounts from the Pension Plan and BEP of $32,127 and $39,755, respectively, payable as single life annuities. Mr. Engel is currently eligible for early retirement with reduced benefits, and assuming continuation of employment, will be eligible for unreduced benefits on July 1, 2013.

ROBERT M. MEYER. The present value of accumulated benefits shown above for Mr. Meyer are based upon annual annuity amounts from the Pension Plan and BEP of $32,319 and $58,496, respectively, payable as single life annuities. Mr. Meyer is currently eligible for early retirement with unreduced benefits.

EARLY RETIREMENT BENEFITS. A NEO's accrued benefits under the Bank's Pension Plan and BEP are payable at age 65, the individual's normal retirement age. If an executive terminates employment after both attainment of age 55 and completion of 10 years of service, he is eligible for early retirement. Upon early retirement, an executive may elect to receive his accrued benefit unreduced at age 65 or, alternatively, to receive a reduced benefit commencing on the first day of any month following termination of employment and prior to age 65. The amount of reduction is 0.5% for each of the first 60 months and 0.25% for each of the next 60 months that benefits commence prior to the executive's normal retirement date (resulting in a 45% reduction at age 55, the earliest retirement age under the plans). However, there is no reduction for early retirement prior to the normal retirement date if the sum of the executive's age and years of credited service at the benefit commencement date equals or exceeds 80. NEOs who are currently eligible for early retirement are Messrs. Eskow, Engel and Meyer.

OTHER POTENTIAL POST-EMPLOYMENT PAYMENTS

Employment Contracts and Termination of Employment and Change-in-Control Arrangements. Valley and the Bank entered into an amended severance agreements and change-in-control agreements, each dated as of January 22, 2008, with the NEOs. The following discussion describes the agreements in place as of December 31, 2010, which form the basis of the tabular presentation that follows.

Severance Agreement Provisions. In the event of termination of employment without cause, the severance agreements with the NEOs provide for a lump sum payment equal to twelve months of base salary as in effect on the date of termination, plus a fraction of the NEO's most recent annual Executive Incentive Plan award. That fraction is equal to (a) the number of months which have elapsed in the current calendar year divided by (b) 12. For the purpose of the severance agreements, "cause" means willful and continued failure to perform employment duties after written notice specifying the failure, willful misconduct causing material injury to us that continues after written notice specifying the misconduct, and a criminal conviction (other than a traffic violation), drug abuse or, after a written warning, alcohol abuse or excessive absence for reasons other than illness, except in the case of Mr. Lipkin, whose severance agreement defines "cause" as gross misconduct in connection with our business or otherwise. None of the NEOs would receive severance (the salary component or the non-equity incentive award component) as a result of his death, retirement, resignation or termination of employment with cause, except in the case of Mr. Lipkin, as discussed under "Pension Benefits" above. No lump sum severance payment is made under the severance agreements if the NEO receives severance under a change-in-control agreement (described below).

Mr. Lipkin's severance agreement contains the provision, discussed under "Pension Benefits" above, for a minimum retirement benefit under our tax qualified pension plan and the BEP of $600,000 per year. This means that if his total benefits under these plans are less than $600,000, we will be required to make up the difference.

Also, under the severance agreements with the NEOs, we provide the NEOs with a lump sum cash payment in place of medical benefits. The payment is 125% of total monthly premium payments under COBRA reduced by the amount of the employee contribution normally made for the health-related benefits they were receiving at termination of employment, multiplied by 36. COBRA provides temporary continuation of health coverage at group rates after termination of employment. This cash payment is due upon the termination of the NEO by the Bank other than for cause, or upon his death or disability, except in the case of Mr. Lipkin, where the cash payment in place of benefits is due upon his termination of employment for any reason.

Under the severance agreements with the NEOs, we also provide the NEOs with a lump sum life insurance benefit equal to 125% of our share of the premium for three years of coverage, based on the coverage and rates in effect on the date of termination.

Each NEO is required to keep confidential all confidential information that he obtained in the course of his employment with us. The NEOs are also restricted from competing with us during the term of his employment with us and for one year after termination of his employment with us, except in the case of Mr. Lipkin, who is restricted from competing with us during the term of his employment with us and for two years after termination of his employment with us.

Change-in-Control Agreements ("CIC") Provisions. If a NEO is terminated without cause or resigns for good reason following a CIC during the contract period (which is defined as the period beginning on the day prior to the CIC and ending on the earlier of (1) the third anniversary of the CIC or (2) the NEO's death), the NEO would receive three times the highest annual salary and non-equity incentive received in the three years prior to the change-in-control. The NEOs would also receive medical and life insurance identical to the benefits described above under "Severance Agreement Provisions."

Payments under the CIC Agreements are triggered by a "change-in-control" followed by another triggering event. The events defined in the agreements as changes of control are:

- Outsider stock accumulation. We learn, or one of our subsidiaries learns, that a person or business entity has acquired 25% or more of Valley's common stock, and that person or entity is neither our "affiliate" (meaning someone who is controlled by, or under common control with, Valley) nor one of our employee benefit plans;

- Outsider tender/exchange offer. The first purchase of our common stock is made under a tender offer or exchange offer by a person or entity that is neither our "affiliate" nor one of our employee benefit plans;

- Outsider subsidiary stock accumulation. The sale of our common stock to a person or entity that is neither our "affiliate" nor one of our employee benefit plans that results in the person or entity owning more than 50% of the Bank's common stock;

- Business combination transaction. We complete a merger or consolidation with another company, or we become another company's subsidiary (meaning that the other company owns at least 50% of our common stock), unless, after the happening of either event, 60% or more of the directors of the merged company, or of our new parent company, are people who were serving as our directors on the day before the first public announcement about the event;

- Asset sale. We sell or otherwise dispose of all or substantially all of our assets or the Bank's assets;

- Dissolution/Liquidation. We adopt a plan of dissolution or liquidation; and

- Board turnover. We experience a substantial and rapid turnover in the membership of our Board of Directors. This means changes in board membership occurring within any period of two consecutive years that result in 40% or more of our board members not being "continuing directors." A "continuing director" is a board member who was serving as a director at the beginning of the two-year period, or one who was nominated or elected by the vote of at least 2/3 of the "continuing directors" who were serving at the time of his/her nomination or election.

The second triggering event is the NEO leaving our employment under the following two conditions: First, the NEO must have left before the end of the "contract period" which, under the CIC Agreement, begins the day before the change-in-control and continues through the third anniversary of the change-in-control. Second, the NEO must have left either because we (or any successor) terminated him without "cause," or he voluntarily quit for "good reason."

"Cause" for termination of an NEO's employment under the CIC Agreements means his failure to perform employment duties, misconduct in office, a criminal conviction, drug or alcohol abuse or excessive absence. "Good reason" for a NEO's voluntary termination of employment under the CIC Agreements means any of the following actions by us or our successor:

- We change the NEO's employment duties to include duties not in keeping with his position within Valley or the Bank prior to the change-in-control.

- We demote the NEO or reduce his authority.

- We reduce the NEO's annual base compensation.

- We terminate the NEO's participation in any non-equity incentive plan in which the NEO participated before the change-in-control, or we terminate any employee benefit plan in which the NEO participated before the change-in-control without providing another plan that confers benefits similar to the terminated plan.

- We relocate the NEO to a new employment location that is outside of New Jersey or more than 25 miles away from his former location.

- We fail to get the person or entity who took control of Valley to assume our obligations under the NEO's CIC Agreement.

- We terminate the NEO's employment before the end of the "contract period," without complying with all the provisions in the NEO's CIC Agreement.

Parachute Payment Reimbursement. All NEOs are entitled to a "Parachute Penalty" tax gross-up payment in the case that certain payments resulting from a termination following a change-in-control exceed the threshold limit set forth in Section 280G of the Internal Revenue Code.

Pension Plan Payments. The present value of the benefits to be paid to each NEO following termination of employment over his estimated lifetime is set forth in the table below. All NEOs receive three years additional service under the BEP upon termination as a result of a change-in-control due to dismissal without cause or resignation for good reason. Present values of the BEP and pension plan were determined as of January 1, 2010 based on post-retirement mortality in accordance with the RP-2000 combined mortality table projected to 2010 and interest at an annual effective rate of 5.75 percent compounded annually for the pension plan and 4.24 percent compounded annually for the BEP.

Equity Award Acceleration. In the event of a change-in-control or termination of employment as a result of death, all restrictions on an NEO's equity awards will immediately lapse. In the case of retirement, all restrictions will lapse except for (i) shares granted between November 13, 2006 and September 20, 2007, for which only the shares in which the restrictions were scheduled to lapse in the calendar year of retirement and the following calendar year will lapse and (ii) awards under the 2009 LTSIP, for which a minimum of 50% of any accelerated equity award must be retained by the NEO for a period of 18 months. Upon termination of employment for any other reason, NEOs will forfeit all shares whose restrictions have not lapsed.

Severance Benefits Table. The table set forth below illustrates the severance amounts and benefits that would be paid to each of the NEOs, if he had terminated employment with the Bank on December 31, 2010, the last business day of the most recently completed fiscal year, under each of the following retirement or termination circumstances: (i) death; (ii) dismissal for cause; (iii) retirement or resignation; (iv) dismissal without cause; and (v) dismissal without cause or resignation for good reason following a change-in-control of Valley on December 31, 2010. These payments are considered estimates as of specific dates as they contain some assumptions regarding stock, price, life expectancy, salary and non-incentive compensation amounts and income tax rates and laws.

Executive Benefits and Payments Upon Termination	Death	Dismissal for Cause	Retirement or Resignation	Dismissal Without Cause (no Change-in-Control)	Dismissal without Cause or Resignation for Good Reason (Following a Change-in-Control)
Mr. Lipkin					
Amounts payable in full on indicated date of termination:					
Severance – Salary component*	$ 1,123,500	$ 0	$ 0	$1,123,500	$ 3,231,000
Severance – Non-equity incentive*	0	0	0	0	1,890,000
Restricted stock awards	1,114,385	0	1,062,232	0	1,114,385
Stock options	46,711	0	46,711	0	46,711
Welfare benefits continuation	28,049	28,049	28,049	28,049	25,366
"Parachute Penalty" Tax gross-up	N/A	N/A	N/A	N/A	2,121,430
Sub Total	2,312,645	28,049	1,136,992	1,151,549	8,428,892
Present value of annuities commencing on indicated date of termination:					
Benefit equalization plan	6,879,328	6,879,328	6,879,328	6,879,328	6,879,328
Pension plan	850,856	850,856	850,856	850,856	850,856
Total	$10,042,829	$7,758,233	$8,867,176	$8,881,733	$16,159,076
Mr. Eskow					
Amounts payable in full on indicated date of termination:					
Severance – Salary component	$ 0	$ 0	$ 0	$ 545,750	$ 1,557,000
Severance – Non-equity incentive	0	0	0	0	530,250
Restricted stock awards	488,703	0	460,889	0	488,703
Stock options	22,466	0	22,466	0	22,466
Welfare benefits continuation	16,616	0	0	16,616	16,616
"Parachute Penalty" Tax gross-up	N/A	N/A	N/A	N/A	1,011,057
Sub Total	527,785	0	483,355	562,366	3,626,092
Present value of annuities commencing on indicated date of termination:					
Benefit equalization plan	928,498	928,498	928,498	928,498	1,173,145
Pension plan	544,039	544,039	544,039	544,039	544,039
Total	$ 2,000,322	$1,472,537	$1,955,892	$2,034,903	$ 5,343,276
Mr. Crocitto					
Amounts payable in full on indicated date of termination:					
Severance – Salary component	$ 0	$ 0	$ 0	$ 545,750	$ 1,557,000
Severance – Non-equity incentive	0	0	0	0	530,250
Restricted stock awards	488,703	0	0	0	488,703
Stock options	22,466	0	0	0	22,466
Welfare benefits continuation	48,669	0	0	48,669	48,669
"Parachute Penalty" Tax gross-up	N/A	N/A	N/A	N/A	1,596,825
Sub Total	559,838	0	—	594,419	4,243,913
Present value of annuities commencing on indicated date of termination:					
Benefit equalization plan	1,072,989	1,072,989	1,072,989	1,072,989	2,353,734
Pension plan	399,979	399,979	399,979	399,979	399,979
Total	$ 2,032,806	$1,472,968	$1,472,968	$2,067,387	$ 6,997,626

Executive Benefits and Payments Upon Termination	Death	Dismissal for Cause	Retirement or Resignation	Dismissal Without Cause (no Change-in-Control)	Dismissal Without Cause or Resignation for Good Reason (Following a Change-in-Control)
Mr. Engel					
Amounts payable in full on indicated date of termination:					
Severance – Salary component	$ 0	$ 0	$ 0	$ 440,000	$1,314,000
Severance – Non-equity incentive	0	0	0	0	405,000
Restricted stock awards	300,457	0	0	0	300,457
Stock options	13,235	0	0	0	13,235
Welfare benefits continuation	47,516	0	0	47,516	47,516
"Parachute Penalty" Tax gross-up	N/A	N/A	N/A	N/A	832,759
Sub Total	361,208	0	0	487,516	2,912,967
Present value of annuities commencing on indicated date of termination:					
Benefit equalization plan	435,658	435,658	435,658	435,658	655,346
Pension plan	308,307	308,307	308,307	308,307	308,307
Total	$1,105,173	$ 743,965	$ 743,965	$1,231,481	$3,876,620
Mr. Meyer					
Amounts payable in full on indicated date of termination:					
Severance – Salary component	$ 0	$ 0	$ 0	$ 465,000	$1,392,000
Severance – Non-equity incentive	0	0	0	0	405,000
Restricted stock awards	314,986	0	0	0	314,986
Stock options	14,013	0	0	0	14,013
Welfare benefits continuation	18,868	0	0	18,868	18,868
"Parachute Penalty" Tax gross-up	N/A	N/A	N/A	N/A	819,365
Sub Total	347,867	0	0	483,868	2,964,232
Present value of annuities commencing on indicated date of termination:					
Benefit equalization plan	713,711	713,711	713,711	713,711	940,010
Pension plan	348,842	348,842	348,842	348,842	348,842
Total	$1,410,420	$1,062,553	$1,062,553	$1,546,421	$4,253,084

N/A – Not applicable (a parachute penalty tax gross up is payable only upon a change-in-control).

* Upon death, 12 months salary, offset by qualified and non-qualified retirement benefits payable in 12 months following death.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The members of the Committee are Messrs. Gerald Korde, Andrew B. Abramson, Eric P. Edelstein, Michael LaRusso, Robinson Markel and Barnett Rukin. Except for Mr. LaRusso and Mr. Markel, all of the other members of the Compensation and Human Resources Committee, or their affiliates, have engaged in loan transactions with the Bank, as discussed below, in "Certain Transactions with Management". No other relationships required to be reported under the rules promulgated by the Securities and Exchange Commission exist with respect to members of our Compensation and Human Resources Committee.

CERTAIN TRANSACTIONS WITH MANAGEMENT

POLICY AND PROCEDURES FOR REVIEW, APPROVAL OR RATIFICATION OF RELATED PERSON TRANSACTIONS. Our related person transaction practices and policies between Valley or any of its subsidiaries and an executive officer, director or an immediate family member are currently governed by the company's Code of Conduct and Ethics ("Code of Conduct"). The Code of Conduct is available under our website and can be viewed at www.valleynationalbank.com/charters. In the ordinary course of business, directors (or their immediate family members or a business in which the director or his or her immediate family member is a partner, director, shareholder or executive officer) may provide services to Valley or to customers of the Bank. We require our directors and executive officers to complete a questionnaire, annually, to provide information specific to related party transactions.

Once we become aware of a proposed or a recurring transaction with a related party, it is referred to the CEO or CFO for consideration to determine whether the related party transaction should be allowed; whether it poses a conflict of interest; whether it should be terminated or modified. A transaction shall be consummated or shall continue only if the Audit and Risk Committee approves, or ratifies after the fact, the transaction in accordance with the guidelines set forth in the policy and if the transaction is on substantially the same terms to those that could be obtained in arm's length dealings with an unrelated third party; or the transaction is approved by the disinterested members of the Board of Directors; or, a transaction involving compensation, is approved by Valley's Compensation and Human Resources Committee. Any material related person transaction will be disclosed to the full Board of Directors.

TRANSACTIONS. The Bank has made loans to its directors and executive officers and their associates and, assuming continued compliance with generally applicable credit standards, it expects to continue to make such loans. All of these loans (i) were made in the ordinary course of business, (ii) were made on the same terms, including interest rates as those available to other persons not related to Valley, and (iii) did not involve more than the normal risk of collectibility or present other unfavorable features.

During 2010, Valley and its customers made the following payments to entities with which at least one director is affiliated; except as indicated, the payments were less than 5% of the entity's gross revenue:

- $116,368 (more than 5% of entity's gross revenue) for legal services to a law firm in which director Graham O. Jones is a partner;
- $100,296 for legal services to a law firm to which director Robinson Markel is Of Counsel;
- $68,281 for legal services to a law firm of which director Richard Miller is President; and
- $201,500 (more than 5% of entity's gross revenue) for fees pursuant to a long-standing consulting agreement with MG Advisors, Inc., whose chairperson is director Mary J. Steele Guilfoile.

Prior to 2003, the Bank purchased $150 million of bank-owned life insurance from a nationally known life insurance company after a lengthy competitive selection process and substantial negotiations over policy costs and terms. The son-in-law of Mr. Lipkin, Chairman, President and CEO, a director and a shareholder of Valley, is a licensed insurance broker who introduced us to the program offered by this insurance company. During 2007, the Bank purchased $75 million of additional bank-owned life insurance from the same life insurance company as its initial purchase. This was also completed after a selection process with other vendors. In 2010, Mr. Lipkin's son-in-law earned insurance commissions (and will receive future commissions during the remainder of the term of the policy,) of approximately $68,000, pursuant to an arrangement he entered into with the insurance broker associated with the insurance company for a portion of the broker's commission. In both instances, Mr. Lipkin was not involved with the selection and the decision-making process.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our directors, executive officers and any beneficial owners of more than 10% of our common stock to file reports relating to their ownership and changes in ownership of our common stock with the SEC and NYSE by certain deadlines. Based on information provided by our directors and executive officers (we have no 10% beneficial owners) and a review of the reports we have received, with the exception of Mr. Rukin, who failed to file a Form 4 on a timely basis, we believe our directors and executive officers complied with their Section 16(a) reporting requirements in 2010.

SHAREHOLDER PROPOSALS

New Jersey corporate law requires that the notice of shareholders' meeting (for either a regular or special meeting) specify the purpose or purposes of the meeting. Thus any substantive proposal, including shareholder proposals, must be referred to in our Notice of Annual Meeting of Shareholders in order for the proposal to be properly considered at a meeting of Valley.

Proposals of shareholders which are eligible under the rules of the SEC to be included in our year 2012 proxy material must be received by the Corporate Secretary of Valley National Bancorp no later than November 12, 2011. No other matters may be brought up at the annual meeting unless they appear in the Notice of Meeting.

If we change our 2012 annual meeting date to a date more than 30 days from the date of its 2011 annual meeting, then the deadline referred to in the preceding paragraph will be changed to a reasonable time before we begin to print and mail our proxy materials. If we change the date of our 2011 annual meeting in a manner that alters the deadline, we will so state under Part II—Item 5 of the first quarterly report on Form 10-Q it files with the SEC after the date change, or will notify our shareholders by another reasonable method.

Pursuant to our By-laws, in order for a shareholder to nominate a person for election to the Board of Directors at the 2012 annual meeting, the shareholder must be entitled to vote at that meeting and must give timely written notice of that business to our Corporate Secretary. To be timely, such notice must be received by our Corporate Secretary at our Wayne, New Jersey office no earlier than December 15, 2011 and no later than January 14, 2012. In the event that our 2012 annual meeting is held more than 20 days before or more than 60 days after the anniversary of this year's meeting date, the notice must be received no earlier than 120 days before the date of the 2012 annual meeting and no later than the close of business on the later of (i) the 90th day before such annual meeting or (ii) the 10th day following the date on which public announcement of such annual meeting is first made by the Company. The notice must contain the information required by our By-laws.

OTHER MATTERS

The Board of Directors is not aware of any other matters that may come before the annual meeting. However, in the event such other matters come before the meeting, it is the intention of the persons named in the proxy to vote on any such matters in accordance with the recommendation of the Board of Directors.

Shareholders are urged to sign the enclosed proxy and return it in the enclosed envelope or vote by telephone or internet. The proxy is solicited on behalf of the Board of Directors.

By Order of the Board of Directors,



Alan D. Eskow
Corporate Secretary

Wayne, New Jersey
March 11, 2011

A copy of our Annual Report on Form 10-K (without exhibits) for the year ended December 31, 2010 filed with the Securities and Exchange Commission will be furnished to any shareholder upon written request addressed to Dianne M. Grenz, First Senior Vice President, Valley National Bancorp, 1455 Valley Road, Wayne, New Jersey 07470. Our Annual Report on Form 10-K (without exhibits) is also available on our website at the following link: http://www.valleynationalbank.com/filings.html.

Historical Financial Data 1990 - 2010

Dollars in millions, except for share data.

Year End	Total Assets	Net Income	Diluted Earnings Per Common Share (1)	Return on Average Assets	Return on Average Equity	Dividends Per Common Share	Common Stock Splits and Dividends	
2010	**$14,144**	**$131.2 (2)**	**$0.81**	**0.93%**	**10.32%**	**$0.72**	**5/10 - 5%**	**Stock Dividend**
2009	14,284	116.1 (2)	0.64	0.81	8.64	0.72	5/09 - 5%	Stock Dividend
2008	14,718	93.6 (2)	0.64	0.69	8.74	0.72	5/08 - 5%	Stock Dividend
2007	12,749	153.2 (2)	1.10	1.25	16.43	0.72	5/07 - 5%	Stock Dividend
2006	12,395	163.7 (2)	1.15	1.33	17.24	0.70	5/06 - 5%	Stock Dividend
2005	12,436	163.4	1.17	1.39	19.17	0.69	5/05 - 5%	Stock Dividend
2004	10,763	154.4	1.16	1.51	22.77	0.66	5/04 - 5%	Stock Dividend
2003	9,873	153.4	1.15	1.63	24.21	0.63	5/03 - 5%	Stock Dividend
2002	9,148	154.6	1.12	1.78	23.59	0.60	5/02 - 5:4%	Stock Split
2001	8,590	135.2	0.94	1.68	19.70	0.56	5/01 - 5%	Stock Dividend
2000	6,426	106.8	0.90	1.72	20.28	0.53	5/00 - 5%	Stock Dividend
1999	6,360	106.3	0.85	1.75	18.35	0.50	5/99 - 5%	Stock Dividend
1998	5,541	97.3	0.82	1.82	18.47	0.45	5/98 - 5:4%	Stock Split
1997	5,091	85.0	0.75	1.67	18.88	0.40	5/97 - 5%	Stock Dividend
1996	4,687	67.5	0.66	1.47	17.23	0.35	5/96 - 5%	Stock Dividend
1995	4,586	62.6	0.60	1.40	16.60	0.34	5/95 - 5%	Stock Dividend
1994	3,744	59.0	0.66	1.60	20.03	0.32	5/94 - 10%	Stock Dividend
1993	3,605	56.4	0.65	1.62	21.42	0.25	4/93 - 5:4%	Stock Split
1992	3,357	43.4	0.50	1.36	19.17	0.22	4/92 - 3:2%	Stock Split
1991	3,055	31.7	0.37	1.29	15.40	0.21		
1990	2,149	28.6	0.33	1.44	14.54	0.21		

All per share amounts have been adjusted retroactively for stock splits and stock dividends during the periods presented. Data for the years prior to 2001 in the table above exclude certain prior year results for merger transactions accounted for using the pooling-of-interests method.

(1) Beginning in 1997, earnings per common share is presented on a diluted basis.

(2) Net income includes other-than-temporary impairment charges on investment securities, net of tax benefit, totaling $2.9 million, $4.0 million, $49.9 million, $10.4 million, and $3.0 million for years ended 2010, 2009, 2008, 2007, and 2006, respectively.

Letter to our Shareholders

We are confident in our ability to survive adversity and thrive by continuing to offer a friendly, personalized and conservative banking experience as we interact with our customers in person, over the phone, online or through mobile banking applications.



In 2010, we continued to face a challenging business environment due to a sluggish housing market, low interest rates, high levels of unemployment and slow economic growth. Yet, despite these obstacles, our management team has been able to successfully navigate Valley through the course of this difficult business cycle and produce favorable operating results.

We maintain strong profitability and Balance Sheet Management.

We realize that our primary focus is to increase shareholder value. Investors recognize our consistent profitability and our sound balance sheet management. Our 2010 net income available to common stockholders increased by over 35 percent as compared to one year ago. Net income of $131.2 million, or $0.81 per diluted common share, for the year ended December 31, 2010 was fueled by a 26 percent increase in non-interest income and higher net interest income resulting from a widening of our interest margin on an annual basis. Net interest income grew to $462.8 million, a three percent increase over the prior year, as we benefited from our ability to reduce our already low cost of funds in this low interest rate environment. Our ability to generate strong earnings, during one of the worst economic times in recent history, allowed us to maintain our cash dividend to our shareholders throughout 2010.

We are a responsible and reliable financial institution.

Many of our shareholders, financial experts and customers agree that our traditional and responsible lending practices have helped sustain us, while some other financial institutions have succumbed to the negative effects of this prolonged recovery cycle and the weight of their past business decisions. Strong credit quality and a focus on long-term returns are central to our reputation within the business community and are hallmarks of Valley National Bank. Our annual results reflect our solid credit metrics, which continue to be better than the credit performance indicators reported by most of our competitors. Total loans past due 30 days or more were 1.77 percent of the loan portfolio totaling $9.4 billion at December 31, 2010, a fraction of the industry norm for a bank of our size.

In an effort to stimulate economic growth and grow banking relationships, we continued to offer our $499 Home Mortgage Refinance Program for New Jersey homeowners and recently extended the offer to consumers in Pennsylvania. We also offer a reduced fee refinance program for New York homeowners. Benefiting from some of the most attractive interest rates in our history, this innovative financing solution has helped thousands of our customers realize substantial savings on their monthly mortgage payments.

We offer a friendly customer experience through personalized, hands-on customer service.

Our bank was founded on the principle of offering personalized solutions delivered with exceptional and friendly customer service. After 83 years, we still adhere to these fundamental values and this is why many of our customers choose Valley National Bank.

Customers are more than account numbers to us. They are our neighbors, friends, family members and business associates. We seek to establish long-term relationships with the residents of our local communities by designing banking solutions that fit their individual needs. Whether it's a young couple looking to purchase their first home or a business looking to finance the purchase of real estate to expand their business, we are there to work with them to develop the appropriate financial plan.

We understand that every business has different needs.

Commercial lending activity is an essential component of our ability to provide strong returns. In business banking there is no "one size fits all" commodity. We are proud to serve thousands of business customers that operate in a wide variety of industries throughout our geographic footprint. A physician may need financing for malpractice insurance premiums, a manufacturer may need a loan to purchase new equipment or a company may be looking to purchase a new, larger facility to accommodate the demands of growth and expansion. Whatever their needs may be, we take the time to get to know our customers and learn about their businesses so that we can help determine the best financial alternatives. Understanding their needs, coupled with the skill and knowledge of our experienced lending professionals, enables us to provide individualized solutions to the business community.

We care about being part of the community.

There are many banks in our country that dedicate themselves to serving the needs of the communities they serve. Community banking is more than a mantra for our institution. It is a fundamental concept that we embrace passionately. At Valley, this approach is an essential part of our business model. Our vision for growth and prosperity is derived from the value we place on our efforts in serving the local community.

We have continued to serve the diverse needs of our communities by providing products and services that are in the best interests of the neighborhoods where we do business. Whether it is investing in affordable housing projects or supporting local charitable causes, we have established long-standing ties with these organizations. We believe it is our civic responsibility to give back to the communities that we serve.

During 2010, our staff raised over $120,000 in donations at our "Valley Goes Pink!" walk which took place at our corporate campus in Wayne, New Jersey. All of the proceeds were donated directly to the Cure Breast Cancer Foundation (CBCF), a 501(c)3 not-for-profit foundation whose mission is to find a cure for breast cancer in our lifetime. CBCF donates 100% of its net fund-raising proceeds to support Dr. Larry Norton and his research at the Memorial Sloan-Kettering Cancer Center. The contributions raised by Valley in 2009 enabled Dr. Norton to hire an additional full-time technician in the Research Department.

We continue to seek expansion opportunities.

We continue to search for growth opportunities to expand our franchise. By developing highly focused growth strategies, we will continue to look for locations to expand our footprint in 2011. Through two Federal Deposit Insurance Corporation (FDIC) assisted transactions, we acquired The Park Avenue Bank and LibertyPointe Bank in New York City during 2010. We were able to welcome and provide a safe and secure home to The Park Avenue Bank and LibertyPointe Bank customers and expand our presence in a very lucrative market.

In 2011, we will continue to seek expansion opportunities, through both denovo branching and acquisitions, especially in New York and Long Island where we can grow our franchise in locations that are natural extensions to our existing New York City locations. After careful consideration, we believe that there is an opportunity to gain market share in these areas by offering Valley's brand of personalized banking. Through meticulous and time-tested entry strategies, we are confident that our Bank will have an opportunity to achieve success in these new communities.

In October, we opened a loan production office in Bethlehem, Pennsylvania. The primary purpose of this new office is to generate residential mortgage products. Homeowners with properties located in Pennsylvania will also have the opportunity to refinance their existing mortgage through our $499 Home Mortgage Refinance Program. To successfully facilitate this program, Valley obtained a title insurance license to do business in the Commonwealth of Pennsylvania under the name, Valley Search and Abstract Agency.

We expand financial relationships with our customers.

A banking relationship consists of more than just an automobile loan, commercial loan or a checking account. We offer a full suite of financial services to serve our customers and develop a deep banking relationship. From residential mortgages, asset management, insurance products and retirement planning services, Valley offers everything a customer needs to achieve their financial goals.

We have a vision for our future.

In reaction to the economic turmoil and problems experienced throughout the banking industry, the bank regulators have imposed new capital standards and regulations which create new challenges. Once again, our conservative approach to lending and historical strong capital places us in a favorable position. In the past, our performance metrics have placed us among the best of our peers and we are confident that we will continue to generate performance levels of which we can all be proud. We look towards the future with guarded optimism. We may continue to face challenging headwinds in the year ahead due to the slow recovery in both our local markets and the U.S. economy. We are confident that our position of capital strength, our ability to evaluate credit and other investment opportunities and our commitment to provide excellent service to our customers, will continue to produce strong earnings.

We will look to emerge from this economic environment as a respected and reliable financial institution. Ultimately, this is who we are as a bank and this is why our customers choose Valley National Bank.

On behalf of our management team and The Board of Directors, we thank you for the confidence you have placed in us and for your continued support.



Gerald H. Lipkin
Chairman, President & CEO

Senior Executive Management

Gerald H. Lipkin
Chairman of the Board, President
& Chief Executive Officer (center)

Peter Crocitto
Senior Executive Vice President
& Chief Operating Officer (left)

Alan D. Eskow
Senior Executive Vice President,
Chief Financial Officer & Secretary (right)


Valley

Executive Management

Sitting left to right:

Robert E. Farrell
Executive Vice President
& Chief Credit Officer

Bernadette M. Mueller
Executive Vice President
& Director of Sales and
Client Development

Robert M. Meyer
Executive Vice President
& Chief Commercial
Lending Officer

Standing left to right:

James G. Lawrence
Executive Vice President

Albert L. Engel
Executive Vice President
& Chief Retail Lending Officer

Robert J. Mulligan
Executive Vice President
& Chief Administrative Officer



Senior Management



Anthony M. Bruno
First Senior Vice President
President, Wealth Management



Mitchell L. Crandell
First Senior Vice President &
Chief Accounting Officer



Elizabeth De Laney
First Senior Vice President
Residential Mortgage Lending



Carol B. Diesner
First Senior Vice President
Human Resources



Kermit R. Dyke
First Senior Vice President
New York Commercial Lending



Wayne Fritsch
First Senior Vice President
Deposit Operations



Richard P. Garber
First Senior Vice President
Commercial Mortgage Lending



Eric W. Gould
First Senior Vice President
Investments



Dianne M. Grenz
First Senior Vice President
Marketing/Public Relations



Peter T. Jackey
First Senior Vice President
Information Services



Sheila M. Leary
First Senior Vice President
AML/BSA Compliance



Barbara Mohrbutter
First Senior Vice President
New Jersey Central Division Manager



Russell C. Murawski
First Senior Vice President
New Jersey Commercial Lending



John H. Noonan
First Senior Vice President
Chief Risk Officer



Andrea T. Onorato
First Senior Vice President
Retail Banking Operations &
Customer Service



Marianne Potito
First Senior Vice President
Special Assets



Ira Robbins
First Senior Vice President
Treasurer



Thomas Sparkes
First Senior Vice President
Consumer Lending



Maureen Zegler
First Senior Vice President
New York Division Manager

Since 1927, Valley National Bank has been providing quality banking and financial services to retail, commercial and trust customers. We are committed to providing personalized, friendly service when responding to our customers' needs.

With over $14 billion in assets, Valley currently operates 198 branch offices in 134 communities throughout 14 counties in northern and central New Jersey, Manhattan, Brooklyn and Queens.

Board of Directors



Gerald H. Lipkin
Chairman of the Board
President & CEO
Board Member since 1986



Andrew B. Abramson
President/CEO
The Value Group, Inc.
Board Member since 1994



Pamela R. Bronander
Vice President
KMC Mechanical, Inc.
Board Member since 1993



Eric P. Edelstein
Retired
Former EVP & CFO, Griffon Corporation
Board Member since 2003



Mary J. Steele Guilfoile
Chairman
MG Advisors, Inc.
Board Member since 2003



Graham O. Jones
Partner
Jones & Jones, Esqs
Board Member since 1997



Walter H. Jones, III
Retired
Former Chairman, Hoke, Inc.
Board Member since 1997



Gerald Korde
President
Birch Lumber Company
Board Member since 1989



Michael L. LaRusso
Financial Consultant
Board Member since 2004



Marc J. Lenner
CEO & CFO
Lester M. Entin Associates
Board Member since 2007



Robinson Markel
Of Council
Katten Muchin Rosenman LLP
Board Member since 2001



Richard S. Miller
President
Williams, Caliri, Miller & Otley, P.C.
Board Member since 1999



Barnett Rukin
CEO
SLX Capital Management
Board Member since 1991



Suresh L. Sani
President
First Pioneer Properties, Inc.
Board Member since 2007



Robert C. Soldoveri
Owner
Solan Management, LLC
Board Member since 2008



Jack Kay
Retired
Director Emeritus since 2005

Because it's our community too.

Part of being a responsible and successful corporate neighbor means giving something back to the communities we serve. No single event captures the true meaning of that spirit better than "Valley Goes Pink!"

On October 16th, Valley held its second "Valley Goes Pink!" walkathon event to raise money for breast cancer research. Over 1,600 Valley employees, customers, neighbors and friends joined together to raise more than $120,000 for the Memorial Sloan-Kettering Cancer Center.

"In one way or another, all of our lives have been affected by this deadly disease," remarked Valley National Bank Chairman, President & CEO Gerald H. Lipkin. "Each dollar we raise, each step we take, moves us that much closer to finding a cure. Together, we can be part of that solution."









Left:

For the past eight years employees donated gifts to the Salvation Army's Angel Giving Tree Program. This program provides Christmas gifts to children in need so they can have a special holiday.

Right:

Our branch staff members are actively involved in teaching financial literacy by visiting schools and hosting bank days at local schools. Children are given branch tours, taught about the basics of money and the importance of saving for their future.




SCHOOL BUS
ROTARY CLUB
ROTARY
INTERNATIONAL
Southwest Queens
New York

Left:

Valley branch offices host free Shred-It Events throughout the year. Customers and local residents are invited to bring their personal and confidential documents for shredding, while staff members are available to discuss their financial needs.

Right:

Membership in local civic organizations and Chambers of Commerce provide opportunities to participate in community service events while networking with local business professionals to help grow or develop relationships in the communities we serve.





Left:

Many of our employees volunteer their time and service to assist organizations like the Paterson Habitat for Humanity, which helps build homes for underprivileged families.

Right:

In July, a team of Valley employees celebrated Community Service Day by repairing a housing facility in Asbury Park, New Jersey for HABcore. HABcore is a nonprofit organization in Monmouth County that provides housing and other services to low-income, homeless or disabled individuals.


RUTGERS

On July 23rd, a group of aspiring college students enrolled in the Rutgers Upward Bound Program visited Valley to learn how a bank operates on a daily basis. The students were given a tour of the corporate campus and visited various departments such as Accounting, Commercial Loans, Educational Resources, Residential Mortgage, Retail Banking and Marketing.

Consolidated Statements

FINANCIAL CONDITION

Valley National Bancorp & Subsidiaries
(in thousands, except for share data)

	December 31,	
Assets	2010	2009
Cash and due from banks	$ 302,629	$ 305,678
Interest bearing deposits with banks	63,657	355,659
Investment securities:		
Held to maturity, fair value of $1,898,872 at December 31, 2010 and $1,548,006 at December 31, 2009	1,923,993	1,584,388
Available for sale	1,035,282	1,352,481
Trading securities	31,894	32,950
Total investment securities	2,991,169	2,969,819
Loans held for sale, at fair value	58,958	25,492
Non-covered loans	9,009,140	9,370,071
Covered loans	356,655	—
Less: Allowance for loan losses	(124,704)	(101,990)
Net loans	9,241,091	9,268,081
Premises and equipment, net	265,570	266,401
Bank owned life insurance	304,956	304,031
Accrued interest receivable	59,126	56,245
Due from customers on acceptances outstanding	6,028	6,985
FDIC loss-share receivable	89,359	—
Goodwill	317,891	296,424
Other intangible assets, net	25,650	24,305
Other assets	417,742	405,033
Total Assets	$ 14,143,826	$ 14,284,153
Liabilities		
Deposits:		
Non-interest bearing	$ 2,524,299	$ 2,420,006
Interest bearing:		
Savings, NOW and money market	4,106,464	4,044,912
Time	2,732,851	3,082,367
Total deposits	9,363,614	9,547,285
Short-term borrowings	192,318	216,147
Long-term borrowings	2,933,858	2,946,320
Junior subordinated debentures issued to capital trusts (includes fair value of $161,734 at December 31, 2010 and $155,893 at December 31, 2009 for VNB Capital Trust I)	186,922	181,150
Bank acceptances outstanding	6,028	6,985
Accrued expenses and other liabilities	165,881	133,412
Total Liabilities	12,848,621	13,031,299
Shareholders' Equity		
Preferred stock, no par value, authorized 30,000,000 shares; none issued	—	—
Common stock, no par value, authorized 210,451,912 shares; issued 162,058,055 shares at December 31, 2010 and 162,042,502 shares at December 31, 2009	57,041	54,293
Surplus	1,178,325	1,178,992
Retained earnings	79,803	73,592
Accumulated other comprehensive loss	(5,719)	(19,816)
Treasury stock, at cost (597,459 common shares at December 31, 2010 and 1,405,204 common shares at December 31, 2009)	(14,245)	(34,207)
Total Shareholders' Equity	1,295,205	1,252,854
Total Liabilities and Shareholders' Equity	$ 14,143,826	$ 14,284,153

See the consolidated financial statements and accompanying notes presented in Item 8 of the Company's Annual Report on Form 10-K.

INCOME

Valley National Bancorp & Subsidiaries
(in thousands, except for share data)

	Years ended December 31,		
	2010	2009	2008
Interest Income			
Interest and fees on loans	$ 543,009	$ 561,252	$ 572,918
Interest and dividends on investment securities:			
Taxable	115,593	131,792	137,763
Tax-exempt	10,366	9,682	10,089
Dividends	7,428	8,513	6,734
Interest on federal funds sold and other short-term investments	416	945	2,190
Total interest income	676,812	712,184	729,694
Interest Expense			
Interest on deposits:			
Savings, NOW and Money Market	19,126	24,894	45,961
Time	55,798	93,403	117,152
Interest on short-term borrowings	1,345	4,026	10,163
Interest on long-term borrowings and junior subordinated debentures	137,791	140,547	135,619
Total interest expense	214,060	262,870	308,895
Net Interest Income	462,752	449,314	420,799
Provision for credit losses	49,456	47,992	28,282
Net Interest Income After Provision for Credit Losses	413,296	401,322	392,517
Non-Interest Income			
Trust and investment services	7,665	6,906	7,161
Insurance commissions	11,334	10,224	10,053
Service charges on deposit accounts	25,691	26,778	28,274
Gains on securities transactions, net	11,598	8,005	5,020
Other-than-temporary impairment losses on securities	(1,393)	(6,339)	(84,835)
Portion recognized in other comprehensive income (before taxes)	(3,249)	(13)	–
Net impairment losses on securities recognized in earnings	(4,642)	(6,352)	(84,835)
Trading (losses) gains, net	(6,897)	(10,434)	3,166
Fees from loan servicing	4,919	4,839	5,236
Gains on sales of loans, net	12,591	8,937	1,274
Gains on sales of assets, net	619	605	518
Bank owned life insurance	6,166	5,700	10,167
Change in FDIC loss-share receivable	6,268	–	–
Other	16,015	17,043	17,222
Total non-interest income	91,327	72,251	3,256
Non-Interest Expense			
Salary and employee benefits expense	176,106	163,746	157,876
Net occupancy and equipment expense	61,765	58,974	54,042
FDIC insurance assessment	13,719	20,128	1,985
Amortization of other intangible assets	7,721	6,887	7,224
Professional and legal fees	10,137	7,907	8,241
Advertising	4,052	3,372	2,697
Other	44,182	45,014	53,183
Total non-interest expense	317,682	306,028	285,248
Income Before Income Taxes	186,941	167,545	110,525
Income tax expense	55,771	51,484	16,934
Net Income	$ 131,170	$ 116,061	$ 93,591
Dividends on preferred stock and accretion	–	19,524	2,090
Net Income Available to Common Stockholders	$ 131,170	$ 96,537	$ 91,501
Earnings Per Common Share:			
Basic	$ 0.81	$ 0.64	$ 0.64
Diluted	0.81	0.64	0.64
Cash Dividends Declared Per Common Share	0.72	0.72	0.72
Weighted Average Number of Common Shares Outstanding:			
Basic	161,059,906	151,675,691	143,805,528
Diluted	161,068,175	151,676,409	143,884,683

See the consolidated financial statements and accompanying notes presented in Item 8 of the Company's Annual Report on Form 10-K.

Valley National Bank Advisory Board

Joseph Abergel
Jomark/Satex

Bernie Adler
Adler Development

JoAnn Andriola
Consultant

Donald Aronson
Donald Aronson Consulting Group

Frederick C. Ayers
Ayers Chevrolet

Carl Bachstadt
Bachstadt Tavern

Peter Baum
Baum Bros. Imports, Inc.

George Bean
The George Bean Co.

Jeffrey Birnberg
Tappan Zee Capital Corp.

George Blair
Retired/Shrewsbury State Bank

Robin Blair
Kellenyi Johnson Wagner, Architects

Stanley Blum
Blum & Fink, Inc.

Edward Blumenfeld
Blumenfeld Development Group, Ltd.

Leonard Boxer, Esq.
Strook & Strook & Lavan, LLP

Linda R. Brenner
Ricciardi Family, LLC

Milton Brown, PA
Accountant

Peter D. Brown
Falcon Management

John R. Bruno
Bruno Associates

Gilbert Buchalter
Pharmaceutical Innovations, Inc.

Bernard Burkhoff
The Real Estate Investment Group

Albert Burlando
Almetek Industries, Inc.

John F. Coffey, II, Esq.
Attorney-at-Law

Melvin Cohen
Handi-Hut, Inc.

M. Scott Coleman
Contemporary Motor Cars, Inc.

John Conti
Shore Haven Mobile Home Park

Anthony Coppola
Alliance Title Agency

David M. Corry
Bruno, DiBello & Co., LLC

Francis J. Costenbader, Esq.
Attorney-at-Law

Patrick D'Angola
PMD Consultants, Inc.

Terry Daverio
Lincroft Inn, Inc.

George E. Davey, Esq.
Attorney-at-Law

James Demetrakis, Esq.
Attorney-at-Law

Robert Devino
B. Devino Construction Co.

Morris Diamond
The Diamond Agency

Donald N. Dinallo
Terminal Construction Corporation

George Dominguez
Sunrise House Foundation, Inc.

Bernard Dorfman, Esq.
Attorney-at-Law

Gerhardt Drechsel
Eagle American Realty, Inc.

Kenneth Elkin
Summit Stainless Steel, LLC

William T. Ferguson
Retired

John L. Fette
Fette Ford, Kia, Infiniti

Andrew Fiore, Jr.
AWF Leasing Corporation

George J. Fiore
Real Estate

Steven C. Fiske, M.D.

Jack Forgash
Tri-Realty Management Corporation

Phil Forte
Sandy Hill Building Supply Co.

Theodore E. Gast
Gast & Nash, LLP

Andrew Gellert
Atalanta Corp.

Jay Gerish
J. Gerish, Inc.

Alan Golub
Modern Electric Co.

Peter A. Goodman
Goodman Sales Co., Inc.

Donald Gottheimer
Cosmetics Plus

Stanley Lee Gottlieb
The Diamond Agency

Fredric H. Gould
Gould Investors

Judith Greenberg
Heritage Management Co.

Steven R. Gross
Metro Insurance Services, Inc.

Joseph Guttilla
Chopper Express

J. Roger Haftek
J. R. Haftek Co., Inc.

Leonard Haiken
Prestige Imports, Inc.

Jackie Harrison
Center for Humanistic Change

Willard Hedden
Consultant

Jacob Helfrich
R. Helfrich & Son

Guy T. Hembling
Charles B. Hembling & Sons, Inc.

Mitchell Herman
Service Fabrics, Inc.

Charles R. Hockey
Shamrock Stage Coach

Charles B. Hummel
Hummel Machine & Tool Co.

Charles Infusino
Little Falls Shop-Rite, Inc.

Terry Ingram
Consultant

Robert Israel
Kentshire Galleries, Ltd.

Peter Jakobson, Jr.
Jakobson Properties, LLC

Kenneth Jayson
Jayson Oil Company

Sanford Kalb
Private Investor

Richard Kalikow
Manchester Real Estate

Andrew Kanter
Passaic-Clifton Driv-Ur-Self System, Inc.

Edna Kanter
Passaic-Clifton Driv-Ur-Self System, Inc.

Richard Kanter
Miller Construction

Jack Kaplowitz
Birch Lumber Company

Steven Katz
Sterling Properties Group

Carolyn Kessler
Kessler Industries, Inc.

Frank Kobola
Koburn Investments

Jan Kokes
The Kokes Organization

Perry J. Koplik
PFP - NJ, Inc.

Joseph Kubert
Joe Kubert School of Cartoon & Graphic Art, Inc.

Robert Kuhl
J. Kuhl Metals, Inc.

Michael Kurzer, CPA
The Kurzer Group, LLC

Alan Lambiase
River Terminal Development Co.

Robert W. Landzettel
Landzettel & Sons

Joseph LaScala
Bell Mill Construction Co., Inc.

Stuart Lasser
Subaru/Kia of Mt. Olive

Herbert Lefkowitz
Consolidated Simon Distributors, Inc.

Steven U. Leitner, Esq.
Attorney-at-Law

Burton Lerner
Retired

William Lerner
Imperial Parking Systems, Inc.

Donald Lesser
Pine Lesser & Sons

Larry Levy, Esq.
Marcus & Levy

Stewart C. Libes
Consultant

Robert Lieberman
All-Ways Advertising Company

Seymour Litwin
Prudential New Jersey Properties

Joseph A. Lobosco
Lobosco Insurance Group, LLC

Nathan Lubow
Consultant

Frank Luccarelli
Dearborn Farms, Inc.

Gerald A. Lustig
Acura of Denville & Autosport Honda

Richard Mandelbaum
Mandelbaum & Mandelbaum Investors

Anthony F. Marangi
Marangi Waste

Anthony J. Marino
Century 21 Construction Corporation

Stefano A. Masi
Masi, Boyle Associates

Lawrence J. Massaro
Lordina Builders, Inc.

Solomon Masters
Real Estate Consultant

Sara L. Mayes
Gemini Shippers Group

Anthony J. Mazzone
Innovation Data Processing, Inc.

John V. McGrane
McGrane Mortgage Company

Renee P. McGuire
McGuire Auto Group, LLC

William H. McNear
McNear Excavating, Inc.

Joseph Melone
San Carlo Restaurant

Roy G. Meyer
Consultant

Alan Mirken
Aaron Publishing Group

Frank Misischia
FLM Graphics Corporation

Jeffrey Moll
Community Healthcare Associates LLC

Michael Moskowitz
Catanio, Moskowitz & Gutwetter, PC

Charles B. Moss, Jr.
Bow-Tie Building Times Square

Patrick Mucci, Jr.
Group Advisory, Inc.

David Nappa
Wayne Ford, Inc./Dayton Toyota

Mitchell Nelson
Flag Luxury Properties

David Newton
Newrent, Inc.

Eric Nielsen
Dover Chrysler Plymount, Inc. & Franklin Sussex Hyundai

Barry G. Novin
Barry Novin Associates

Peter Nussbaum, M.D.
Associates in Ophthalmology

Steven Nussbaum
PF Pasbjerg Development Company

Dennis C. Oberle
Mahwah Sales & Service, Inc.

David Oostdyk
Royal Pontiac & Oldsmobile, Inc.

Larry Pantirer
BNE Associates

Spiro Pappas
Comfort Inn

Hal Parnes
The Parnes Company

Kaiser Pathan
New Horizon Management Co.

Richard Pearson
Fleet Equipment Corporation

Ronald Petillo
Petillo Enterprises, Inc.

Joseph Petito
Sunset Deli & Liquors

Joel I. Picket
Gotham Organization, Inc.

James R. Poole
Northmarq Capital

George Poydinecz
Developer

Audrey Rabinowitz
Plaza Research

David Rabinowitz
Plaza Research

Joshua Rabinowitz
American Dyestuff Corporation

Mark Rachesky
MHR Fund Management Company

Lawrence Rappaport, Esq.
Attorney-at-Law

Robert Ringley
Ber Plastics, Inc.

Vincent Riviello
Atlantic Coast Fibers, LLC

Robert X. Robertazzi
Liberty Lincoln-Mercury, Inc.

Edward J. Rossi
Rossi Chevrolet Pontiac Oldsmobile Buick GMC, Inc.

Vincent Russo
Vincent J. Russo Realty Co.

Leonard Schlussel
Welbilt Equipment Corporation

Ben Sher
Consultant

Charles I. Silberman
S. Parker Hardware Manufacturing Corp.

Lee Silva
Silva & Silva, Inc.

Maria Silva
European Travel Agency

Albert Skoglund
Hiller & Skoglund, Inc.

Allan Sockol
Contemporary Motor Cars, Inc.

Roy Solondz
Roxbury Mortgage Co., Inc.

Peter A. Spina
Wayne Motors, Inc.

Martin Statfeld
Brown & Brown Insurance

David Stavola
Stavola Companies

David Taub
Palm Bay Imports, Inc.

Marcia Toledano
990 AvAmericas Associates

Pasquale P. Tremonte
Fulton Building Co., Inc.

Richard Tully
Kearny Shop-Rite

Richard O. Ullman
Benecard, LLC

John Usdan
Midwood Management Corporation

Salvatore Valente
Bildisco Door Manufacturing Co., Inc.

Marvin Van Dyk
Van Dyk Health Care, Inc.

William Van Ness, Sr.
Van Ness Plastic Molding Co.

Warren Waters
River Development, LLC

Arthur M. Weis
Capintec, Inc.

John V. Werner
Werners Dodge

Eric Witmondt
Woodmont Properties, LLC

Brett Woodward
Woodward Construction Co.

J. Scott Wright
Graphic Management, Inc.

Scott R. Yagoda, Esq.
Attorney-at-Law

Professional Group Advisory Council for New Jersey (PGAC–NJ)

Joseph P. Acquavella, CPA
ACSB & Co., LLP

Rand M. Agins, Esq.
Lasser Hochman, L.L.C.

Edward J. Albowicz, Esq.
Wilentz, Goldman & Spitzer, PA

Thomas J. Angell, CPA
Rothstein, Kass & Company, P.C.

Fredric F. Azrak, Esq.
Azrak & Associates, LLC

Spiros Backos, CPA
Backos & Associates, PC

Khoren M. Bandazian, Esq.
Carella, Byrne, Bain, Gilfillan, Cecchi, Stewart & Olstein

Joseph L. Basralian, Esq.
Winne, Banta, Hetherington, Basralian & Kahn, P.C.

Michael R. Belfer, CPA
Anchin, Block & Anchin LLP

Thomas J. Benedetti, Esq.
Azzolini & Benedetti, LLC

Michael V. Benedetto, Esq.
Ansell, Zaro, Grimm & Aaron, PC

Gary D. Bennett, Esq.
Koch Koch & Bennett

Saul G. Berkowitz, CPA
McGladrey & Pullen LLP

Robert J. Blackwell, CPA
Levine Jacobs & Company, L.L.C.

Marc Blumenthal, CPA
Sax, Macy, Fromm & Co., PC

Joseph W. Boyle, CPA
Meisel, Tuteur & Lewis, P.C.

Milton Brown, PA
Accountant

Robert Burney, Esq.
Lindabury, McCormick, Estabrook, & Cooper, PC

Frank A. Carlet, Esq.
Carlet, Garrison, Klein & Zaretsky, L.L.P.

Frederick L. Cohen, CPA
Weiser Mazars, LLP

Donna M. Conroy, Esq.
Frieri Conroy & Lombardo, LLC

Ralph A. Contini, CPA
Ralph A. Contini, CPA, LLC

Nino A. Coviello, Esq.
Saiber LLC

Robert J. Crigler, CPA
WithumSmith+Brown

Roger J. Desiderio, Esq.
Bendit Weinstock, P.A.

Michael Dunne, Esq.
Day Pitney, LLP

Carol O. Egan, CPA
Cowan, Gunteski & Co., PA

John D. Fanburg, Esq.
Brach Eichler, LLC

Gary R. Feitlin, Esq.
Feitlin, Youngman, Karas & Youngman, LLC

W. Raymond Felton, Esq.
Greenbaum, Rowe, Smith & Davis, LLP

Wilfredo Fernandez, CPA
Citrin Cooperman & Company, LLP

Robert A. Fodera, CPA
Beard Miller Company LLP

Paul A. Fried, CPA
Smolin, Lupin & Co., PA

Michael A. Gallo, Esq.
Schenck, Price, Smith & King, LLP
ParenteBeard LLC

James M. Garry, CPA
McGovern Garry LLC

John A. Giunco, Esq.
Giordano, Halleran & Ciesla, P.C.

Scott W. Goodman, Esq.
Day Pitney, LLP

Milton E. Kahn, CPA
Amper, Politziner & Mattia, P.A.

Lynne Z. Karinja, CPA
Lynne Karinja & Associates, LLC

Timothy J. King, CPA
Bederson & Company LLP

Herbert C. Klein, Esq.
Nowell Amoroso Klein Bierman, PC

Michael LaForge, CPA
Sobel & Company, LLC

Diane M. Lavenda, Esq.
Sills, Cummis & Gross PC

Larry Leaf, CPA
Leaf, Saltzman, Manganelli, Pfeil & Tendler, LLP

Bruce Levinson, CPA
Hertz, Herson & Company LLP

Tom Loikith, Esq.
Harwood Lloyd, LLC

Douglas W. Lubic, Esq.
Wilentz, Goldman & Spitzer P.A.

Saul Lupin, CPA
Smolin, Lupin & Co., P.A.

Barry R. Mandelbaum, Esq.
Mandelbaum, Salsburg, Gold, Lazris, Discenza & Steinberg, P.C.

Robert C. Masessa, Esq.
Masessa & Cluff

Michael McLafferty, CPA
Amper, Politziner & Mattia, P.A.

William C. McNamara, CPA
Cowan, Gunteski & Co., PA

Alan Merker, CPA
Morris Merker & Co., L.L.C.

Sheila Mints, Esq.
Coughlin Duffy, LLP

John M. Mortenson, CPA
WithumSmith+Brown, PC

Bruce Nadler, CPA
Klingher Nadler, LLP

Michael L. Ostrowsky, Esq.
Bressler, Amery & Ross, P.C.

Dilip S. Patel, CPA
Dilip Patel & Company, LLP

Jonathan Perelman, CPA
Friedman LLP

Stephen A. Ploscowe, Esq.
Fox Rothschild LLP

Maria Plucinsky, CPA
Hunter Group

Wayne J. Positan, Esq.
Lum, Drasco & Positan, LLC

Patrick J. Power, CPA
WithumSmith+Brown

Richard Puzo, CPA
J.H. Cohn, LLP

Mark S. Rattner, Esq.
Riker Danzig, LLP

Kenneth Lowell Rose, Esq.
Attorney-at-Law

Nicholas San Filippo, IV, Esq.
Lowenstein Sandler, PC

Theodore E. Schiller, Esq.
Schiller & Pittenger, P.C.

Barry D. Shapiro, CPA
WithumSmith+Brown

William S. Taylor, Esq.
Attorney-at-Law

Robert Traphagen, CPA
Traphagen & Traphagen CPAs, LLP

Jeffrey D. Urbach, CPA
Urbach & Avraham, CPAs, LLP

Richard H. Weisinger, Esq.
Attorney-at-Law

Roberta S. Weisinger, Esq.
Attorney-at-Law

Peter R. Yarem, Esq.
Genova, Burns & Giantomasi

Leo J. Zatta, CPA
Wiss & Company, LLP

Professional Group Advisory Council for New York (PGAC–NY)

Howard D. Bader, Esq
BallonStollBader&Nadler, P.C.

Daniel M. Bagatta, Esq.
CULLEN and DYKMAN LLP

Maurice Berkower, CPA
ACSB & Co., LLP

Frank J. Candia, CPA
Holtz Rubenstein Reminick

Jonathan S. Caplan, Esq.
Kramer Levin Naftalis & Frankel LLP

Robert H. Charron, CPA
Marcum LLP

Lance D. Christensen, CPA
Margolin, Winer & Evens, LLP

Jeffrey I. Citron, Esq.
Davidoff, Malito & Hutcher, LLP

Lowell A. Citron, Esq.
Lowenstein Sandler, PC

Michael J. Clain, Esq.
Windels Marx Lane & Mittendorf, LLP

Terri A. Coffel, CPA
Citrin Cooperman & Co., LLP

Bruce M. Cohen, Esq
Cohen & Frankel, LLP

Jonathan T.K. Cohen, Esq.
Law Offices of Jonathan T.K.Cohen

Robert C. Creighton, Esq.
Farrell Fritz, PC

Thomas P. Dobbins, CPA
O'Connor Davies Munns & Dobbins, llp

Mark B. Feldstein, CPA
Freeman & Davis, a division of Wiss & Company, LLP

Ted Felix, CPA
ParenteBeard, LLP

Lawrence E. Fenster, Esq.
Bressler Amery & Ross, P.C.

Victor R. Gerstein, Esq.
Gerstein Strauss & Rinaldi, LLP

Stan L. Goldberg, Esq.
Platzer Swergold Karlin Levine Goldberg & Jaslow, LLP

Dennis H. Greenstein, Esq.
Seyfarth Shaw, LLP

Gerri A. Gregor, CPA
Grassi & Co.

Roy Hoffman, CPA
J.H. Cohn, LLP

Ronald H. Janis, Esq.
Day Pitney, LLP

Harvey M. Katz, Esq.
Fox Rothschild, LLP

David B. Kaufman, CPA
Rothstein Kass & Company, P.C.

Thomas Kesoglou, Esq.
McCarter & English, LLP

Warren D. Kissin, CPA
Hertz Herson & Co., LLP

Bernard Leone, CPA
WithumSmith+Brown, PC

Mark Levenfus, CPA
Marks Paneth & Shron LLP

Donald A. Lipari, CPA
McGladrey & Pullen LLP

H. Michael Lynch, Esq.
Lynch & Associates

Bruce A. Madnick, CPA
Friedman, LLP

Steven J. Mayer, CPA
Amper, Politziner & Mattia

Jonathan L. Mechanic, Esq.
Fried, Frank, Harris, Shriver & Jacobson, LLP

Steven M. Merdinger, CPA
Konigsberg Wolf & Co., P.C.

Joseph Michaels, IV, Esq.
Dunnington Bartholow & Miller LLP

Stephen W. O'Connell, Esq.
Hartman & Craven, LLP

Douglas A. Phillips, CPA
Weiser, LLP

Michael Rosenbaum, CPA
Berdon, LLP

Frank A. Schettino, CPA
Anchin Block & Anchin, LLP

Mark W. Schlussel, Esq.
Zeichner Ellman & Krause, LLP

Alan J. Sellitti, CPA
BDO Seidman, LLP

Fred Shapss, CPA
Rosen Seymour Shapss Martin & Co., LLP

Paul H. Shur, Esq.
Sills Cummis & Gross, PC

Allan Starr, Esq.
Starr Associates, LLP

Richard L. Sussman, Esq.
Rosenberg & Estis, PC

Marc Taub, CPA
ERE LLP

Natasha Ziabkina, Esq.
Riker Danzig Scherer Hyland & Perretti LLP

Shareholder Relations

Corporate Headquarters
Valley National Bancorp
1455 Valley Road
Wayne, New Jersey 07470
(973) 305-8800

Form 10-K
Persons may obtain a copy of Valley National Bancorp's 2010 Annual Report or Form 10-K by submitting a request in writing to:

Dianne M. Grenz
First Senior Vice President
Director of Marketing,
Shareholder & Public Relations
Valley National Bancorp
1455 Valley Road
Wayne, New Jersey 07470
dgrenz@valleynationalbank.com

Financial Information
Investors, security analysts and others seeking financial information should submit a request in writing to:

Alan D. Eskow, CPA
Senior Executive Vice President
Chief Financial Officer &
Corporate Secretary
Valley National Bancorp
1455 Valley Road
Wayne, New Jersey 07470
aeskow@valleynationalbank.com

Shareholder Inquiries, Dividend Reinvestment Plan, and Registrar and Transfer Agent
For information regarding share accounts of common stock or Valley's Dividend Reinvestment Plan, please contact the Registrar and Transfer Agent or Valley National Bancorp:

American Stock Transfer
& Trust Company
59 Maiden Lane
New York, New York 10038
Attn: Shareholder Relations Dept.
(800) 937-5449
Dividend Reinvestment Plan
(800) 278-4353

Valley National Bancorp
Attn: Shareholder Relations Dept.
(800) 522-4100, ext. 3380
(973) 305-3380

Stock Listing
Valley National Bancorp common stock is traded on the New York Stock Exchange under the symbol VLY.

Annual Meeting
April 13, 2011
10:00 AM

Teaneck Marriott at Glenpointe
100 Frank W. Burr Boulevard
Teaneck, New Jersey 07666



Dianne M. Grenz
First Senior Vice President
Director of Marketing &
Shareholder Relations



Wilma Falduto
Secretary to the Board

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2010

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______ to ______

Commission File Number 1-11277

VALLEY NATIONAL BANCORP
(Exact name of registrant as specified in its charter)

New Jersey **(State or other jurisdiction of Incorporation or Organization)**	**22-2477875** **(I.R.S. Employer Identification Number)**
1455 Valley Road **Wayne, NJ** **(Address of principal executive office)**	**07470** **(Zip code)**

973-305-8800
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which registered
Common Stock, no par value	New York Stock Exchange
VNB Capital Trust I 7.75% Trust Preferred Securities (and the Guarantee by Valley National Bancorp with respect thereto)	New York Stock Exchange
Warrants to purchase Common Stock	New York Stock Exchange
Warrants to purchase Common Stock	NASDAQ Capital Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files.) Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (check one):

Large accelerated filer ☑	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act) Yes ☐ No ☑

The aggregate market value of the voting stock held by non-affiliates of the registrant was approximately $2.1 billion on June 30, 2010.

There were 161,589,341 shares of Common Stock outstanding at February 23, 2011.

Documents incorporated by reference:

Certain portions of the registrant's Definitive Proxy Statement (the "2011 Proxy Statement") for the 2011 Annual Meeting of Shareholders to be held April 13, 2011 will be incorporated by reference in Part III. The 2011 proxy statement will be filed within 120 days of December 31, 2010.

TABLE OF CONTENTS

PART I

Item 1. ***Business***

The disclosures set forth in this item are qualified by Item 1A—Risk Factors and the section captioned "Cautionary Statement Concerning Forward-Looking Statements" in Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations of this report and other cautionary statements set forth elsewhere in this report.

Valley National Bancorp, headquartered in Wayne, New Jersey, is a New Jersey corporation organized in 1983 and is registered as a bank holding company with the Board of Governors of the Federal Reserve System under the Bank Holding Company Act of 1956, as amended ("Holding Company Act"). The words "Valley," "the Company," "we," "our" and "us" refer to Valley National Bancorp and its wholly owned subsidiaries, unless we indicate otherwise. At December 31, 2010, Valley had consolidated total assets of $14.1 billion, total loans of $9.4 billion, total deposits of $9.4 billion and total shareholders' equity of $1.3 billion. In addition to its principal subsidiary, Valley National Bank (commonly referred to as the "Bank" in this report), Valley owns all of the voting and common shares of VNB Capital Trust I and GCB Capital Trust III, through which trust preferred securities were issued. VNB Capital Trust I and GCB Capital Trust III are not consolidated subsidiaries. See Note 12 to the consolidated financial statements.

Valley National Bank is a national banking association chartered in 1927 under the laws of the United States. Currently, the Bank has 198 full-service banking offices located throughout northern and central New Jersey and the New York City boroughs of Manhattan, Brooklyn and Queens. The Bank provides a full range of commercial, retail and wealth management financial services products. The Bank provides a variety of banking services including automated teller machines, telephone and internet banking, overdraft facilities, drive-in and night deposit services, and safe deposit facilities. The Bank also provides certain international banking services to customers including standby letters of credit, documentary letters of credit and related products, and certain ancillary services such as foreign exchange, documentary collections, foreign wire transfers and the maintenance of foreign bank accounts.

Valley National Bank's wholly-owned subsidiaries are all included in the consolidated financial statements of Valley (See Exhibit 21 at Part IV, Item 15 for a complete list of subsidiaries). These subsidiaries include:

- a mortgage servicing company;
- a title insurance agency;
- asset management advisors which are Securities and Exchange Commission ("SEC") registered investment advisors;
- an all-line insurance agency offering property and casualty, life and health insurance;
- subsidiaries which hold, maintain and manage investment assets for the Bank;
- a subsidiary which owns and services auto loans;
- a subsidiary which specializes in asset-based lending;
- a subsidiary which offers financing for general aviation aircraft and servicing for existing commercial equipment leases; and
- a subsidiary which specializes in health care equipment and other commercial equipment leases.

The Bank's subsidiaries also include real estate investment trust subsidiaries (the "REIT" subsidiaries) which own real estate related investments and a REIT subsidiary, which owns some of the real estate utilized by the Bank and related real estate investments. Except for Valley's REIT subsidiaries, all subsidiaries mentioned above are directly or indirectly wholly owned by the Bank. Because each REIT must have 100 or more shareholders to qualify as a REIT, each REIT has issued less than 20 percent of their outstanding non-voting preferred stock to individuals, most of whom are non-senior management Bank employees. The Bank owns the remaining preferred stock and all the common stock of the REITs.

Valley National Bank reports the results of its operations and manages its business through four business segments: commercial lending, consumer lending, investment management, and corporate and other adjustments. Valley's Wealth Management Division comprised of trust, asset management and insurance services, is included in the consumer lending segment. See Note 19 to the consolidated financial statements for details of the financial performance of our business segments. We offer a variety of products and services within the commercial and consumer lending segments as described below.

Commercial Lending Segment

Commercial and Industrial Loans. We make commercial loans to small and middle market businesses most often located in the New Jersey and New York area. Our borrowers tend to be companies and individuals with clear credit histories that demonstrate a historic ability to repay current and proposed future debts. Our loan decisions will include consideration of a borrower's standing in the community, willingness to repay debts, collateral coverage and other forms of support. Strong consideration is given to long term existing customers that have maintained a favorable relationship. Commercial loan products offered consist of term loans for equipment purchases, working capital lines of credit that assist our customer's financing of accounts receivable and inventory, and commercial mortgages for owner occupied properties. Working capital advances are generally used to finance seasonal requirements and are repaid at the end of the cycle by the conversion of short-term assets into cash. Short-term commercial business loans may be collateralized by a lien on accounts receivable, inventory, equipment and/or, partly collateralized by real estate. Unsecured loans, when made, are granted to the Bank's most credit worthy borrowers. In addition, through our subsidiaries we make aviation loans, provide financing to the diamond and jewelry industry, the medical equipment leasing market, and engage in asset based accounts receivable and inventory financing.

Commercial Real Estate. We originate commercial real estate loans that are secured by multi-unit residential property and non-owner occupied commercial, industrial, and retail property within New Jersey, New York and Pennsylvania. Loans are generally written on an adjustable basis with rates tied to a specifically identified market rate index. Adjustment periods generally range between five to ten years and repayment is structured on a fully amortizing basis for terms up to thirty years. When underwriting a commercial real estate loan, primary consideration is given to the financial strength and ability of the borrower to service the debt, and the experience and qualifications of the borrower's management and/or guarantors. The underlying collateral value of the mortgaged property and/or financial strength of the guarantors are considered secondary sources of repayment.

Consumer Lending Segment

Residential Mortgage. We will offer a full range of residential mortgage loans for the purpose of purchasing or refinancing one-to-four family residential properties. Residential mortgage loans are secured by 1-4 family properties generally located in counties where we have branch presence and counties contiguous thereto (including Pennsylvania). We do provide mortgage loans secured by homes beyond this primary geographic area; however, lending outside this primary area is generally made in support of existing customer relationships. Underwriting policies that are based on Fannie Mae and Freddie Mac guidelines are adhered to for loan requests of conforming and non-conforming amounts. The weighted average loan-to-value ratio of all residential mortgage originations in 2010 was 53 percent while FICO® (independent objective criteria measuring the creditworthiness of a borrower) scores averaged 768. Terms of first mortgages range from 10 years for interest only loans, to 30 years for fully amortizing loans. In deciding whether to make a residential real estate loan, we consider the qualifications of the borrower as well as the value of the underlying property.

Other Consumer. Our other consumer loan portfolio is primarily comprised of direct and indirect automobile loans, home equity loans and lines of credit, credit card loans, and to a lesser extent, secured and unsecured other consumer loans. Valley is a auto lender in New Jersey, New York, Pennsylvania, and Connecticut offering direct auto loans secured by either new or used automobiles. Auto loans may be originated directly with the purchasers of the automobile and indirect auto loans are purchased from approved automobile dealers. Home equity lines of credit are secured by 1 to 4 family residential properties and are generally provided as a convenience to our residential mortgage borrowers. Home equity loans and home equity lines of credit may have a variety of terms, interest rates and amortization features. Other consumer loans include direct consumer term loans, both secured and unsecured. From time to time, the Bank will also purchase prime consumer loans originated by and serviced by other financial institutions based on several factors, including current secondary market rates, excess liquidity and other asset/liability management strategies.

Wealth Management. Our Wealth Management Division provides coordinated and integrated delivery of asset management advisory, trust, brokerage, insurance including title insurance agency, asset management advisory, and asset-based lending support services. Trust services include living and testamentary trusts, investment management, custodial and escrow services, and estate administration, primarily to individuals. Asset management advisory services include investment services for individuals and small to medium sized businesses, trusts and custom tailored investment strategies designed for various types of retirement plans.

SEC Reports and Corporate Governance

We make our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and amendments thereto available on our website at www.valleynationalbank.com without charge as soon as reasonably practicable after filing or furnishing them to the SEC. Also available on the website are Valley's Code of Conduct and Ethics that applies to all of our employees including our executive officers and directors, Valley's Audit and Risk Committee Charter, Valley's Compensation and Human Resources Committee Charter, Valley's Nominating and Corporate Governance Committee Charter, Valley's Corporate Governance Guidelines and Valley's Categorical Standards of Independence.

Additionally, we will provide without charge, a copy of our Annual Report on Form 10-K or the Code of Conduct and Ethics to any shareholder by mail. Requests should be sent to Valley National Bancorp, Attention: Shareholder Relations, 1455 Valley Road, Wayne, NJ 07470.

Competition

The market for banking and bank-related services is highly competitive and we face substantial competition in all phases of our operations. We compete with other providers of financial services such as other bank holding companies, commercial banks, savings institutions, credit unions, mutual funds, mortgage companies, title agencies, asset managers, insurance companies and a growing list of other local, regional and national institutions which offer financial services. De novo branching by several national financial institutions and mergers between financial institutions within New Jersey and New York City, as well as other neighboring states have heightened the competitive pressure in our primary markets. We compete by offering quality products and convenient services at competitive prices (including interest rates paid on deposits, interest rates charged on loans and fees charged for other non-interest related services). We continually review our pricing, products, locations, alternative delivery channels and various acquisition prospects and periodically engage in discussions regarding possible acquisitions to maintain and enhance our competitive position.

Employees

At December 31, 2010, Valley National Bank and its subsidiaries employed 2,720 full-time equivalent persons. Management considers relations with its employees to be satisfactory.

Executive Officers

Names	Age at December 31, 2010	Executive Officer Since	Office
Gerald H. Lipkin	69	1975	Chairman of the Board, President and Chief Executive Officer of Valley and Valley National Bank
Peter Crocitto	53	1991	Senior Executive Vice President, Chief Operating Officer of Valley and Valley National Bank
Alan D. Eskow	62	1993	Senior Executive Vice President, Chief Financial Officer and Corporate Secretary of Valley and Valley National Bank
Albert L. Engel	62	1998	Executive Vice President of Valley and Valley National Bank
Robert E. Farrell	64	1990	Executive Vice President of Valley and Valley National Bank
James G. Lawrence	67	2001	Executive Vice President of Valley and Valley National Bank
Robert M. Meyer	64	1997	Executive Vice President of Valley and Valley National Bank
Bernadette M. Mueller . . .	52	2009	Executive Vice President of Valley and Valley National Bank
Robert J. Mulligan	63	1991	Executive Vice President of Valley and Valley National Bank
Elizabeth E. De Laney . . .	46	2007	First Senior Vice President of Valley National Bank
Kermit R. Dyke	63	2001	First Senior Vice President of Valley National Bank
Richard P. Garber	67	1992	First Senior Vice President of Valley National Bank
Eric W. Gould	42	2001	First Senior Vice President of Valley National Bank
Russell C. Murawski	61	2007	First Senior Vice President of Valley National Bank
John H. Noonan	64	2006	First Senior Vice President of Valley National Bank
Ira D. Robbins	36	2009	First Senior Vice President of Valley National Bank
Stephen P. Davey	55	2002	Senior Vice President of Valley National Bank
Robert A. Ewing	56	2007	Senior Vice President of Valley National Bank

All officers serve at the pleasure of the Board of Directors.

SUPERVISION AND REGULATION

The Banking industry is highly regulated. Statutory and regulatory controls increase a bank holding company's cost of doing business and limit the options of its management to deploy assets and maximize income. The following discussion is not intended to be a complete list of all the activities regulated by the banking laws or of the impact of such laws and regulations on Valley or Valley National Bank. It is intended only to briefly summarize some material provisions.

Bank Holding Company Regulation

Valley is a bank holding company within the meaning of the Holding Company Act. As a bank holding company, Valley is supervised by the Board of Governors of the Federal Reserve System ("FRB") and is required to file reports with the FRB and provide such additional information as the FRB may require.

The Holding Company Act prohibits Valley, with certain exceptions, from acquiring direct or indirect ownership or control of more than five percent of the voting shares of any company which is not a bank and from engaging in any business other than that of banking, managing and controlling banks or furnishing services to subsidiary banks, except that it may, upon application, engage in, and may own shares of companies engaged in, certain businesses found by the FRB to be so closely related to banking "as to be a proper incident thereto." The Holding Company Act requires prior approval by the FRB of the acquisition by Valley of more than five percent of the voting stock of any other bank. Satisfactory capital ratios and Community Reinvestment Act ratings and anti-money laundering policies are generally prerequisites to obtaining federal regulatory approval to make acquisitions. The policy of the FRB provides that a bank holding company is expected to act as a source of financial strength to its subsidiary bank and to commit resources to support the subsidiary bank in circumstances in which it might not do so absent that policy. Acquisitions through the Bank require approval of the Office of the Comptroller of the Currency of the United States ("OCC"). The Holding Company Act does not place territorial restrictions on the activities of non-bank subsidiaries of bank holding companies. The Gramm-Leach-Bliley Act, discussed below, allows Valley to expand into insurance, securities, merchant banking activities, and other activities that are financial in nature if Valley elects to become a financial holding company.

The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 ("Interstate Banking and Branching Act") enables bank holding companies to acquire banks in states other than its home state, regardless of applicable state law. The Interstate Banking and Branching Act also authorizes banks to merge across state lines, thereby creating interstate banks with branches in more than one state. Under the legislation, each state had the opportunity to "opt-out" of this provision. Furthermore, a state may "opt-in" with respect to de novo branching, thereby permitting a bank to open new branches in a state in which the Bank does not already have a branch. Without de novo branching, an out-of-state commercial bank can enter the state only by acquiring an existing bank or branch. States generally have not opted out of interstate banking by merger but several states have not authorized de novo branching.

New Jersey enacted legislation to authorize interstate banking and branching and the entry into New Jersey of foreign country banks. New Jersey did not authorize de novo branching into the state. However, under federal law, federal savings banks which meet certain conditions may branch de novo into a state, regardless of state law.

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act") was signed into law on July 21, 2010. Generally, the Act is effective the day after it was signed into law, but different effective dates apply to specific sections of the law. The Act, among other things:

- Directs the Federal Reserve to issue rules which are expected to limit debit-card interchange fees;
- After a three-year phase-in period which begins January 1, 2013, removes trust preferred securities as a permitted component of Tier 1 capital for bank holding companies with assets of $15 billion or more, however, bank holding companies with assets of less than $15 billion (including Valley) will be permitted to include trust preferred securities that were issued before May 19, 2010 as Tier 1 capital;
- Provides for an increase in the FDIC assessment for depository institutions with assets of $10 billion or more (such as Valley), increases the minimum reserve ratio for the deposit insurance fund from 1.15 percent to 1.35 percent and changes the basis for determining FDIC premiums from deposits to assets (See "Insurance of Deposit Accounts" section below);
- Creates a new Consumer Financial Protection Bureau that will have rulemaking authority for a wide range of consumer protection laws that would apply to all banks and would have broad powers to supervise and enforce consumer protection laws;
- Requires public companies to give shareholders a non-binding vote on executive compensation at their first annual meeting following enactment and at least every three years thereafter and on "golden parachute" payments in connection with approvals of mergers and acquisitions unless previously voted on by shareholders;

- Authorizes the SEC to promulgate rules that would allow shareholders to nominate their own candidates using a company's proxy materials;
- Directs federal banking regulators to promulgate rules prohibiting excessive compensation paid to executives of depository institutions and their holding companies with assets in excess of $1 billion, regardless of whether the company is publicly traded or not;
- Prohibits a depository institution from converting from a state to a federal charter or vice versa while it is the subject of a cease and desist order or other formal enforcement action or a memorandum of understanding with respect to a significant supervisory matter unless the appropriate federal banking agency gives notice of conversion to the federal or state authority that issued the enforcement action and that agency does not object within 30 days;
- Changes standards for Federal preemption of state laws related to federally chartered institutions and their subsidiaries;
- Provides mortgage reform provisions regarding a customer's ability to repay, requiring the ability to repay for variable-rate loans to be determined by using the maximum rate that will apply during the first five years of the loan term, and making more loans subject to provisions for higher cost loans, new disclosures, and certain other revisions;
- Creates a Financial Stability Oversight Council that will recommend to the Federal Reserve increasingly strict rules for capital, leverage, liquidity, risk management and other requirements as companies grow in size and complexity;
- Makes permanent the $250 thousand limit for federal deposit insurance and provides unlimited federal deposit insurance until January 1, 2013 for non-interest bearing demand transaction accounts at all insured depository institutions;
- Repeals the federal prohibitions on the payment of interest on demand deposits, thereby permitting depository institutions to pay interest on business transactions and other accounts; and
- Authorizes de novo interstate branching, subject to non-discriminatory state rules, such as home office protection.

The Dodd-Frank Act contains numerous other provisions affecting financial institutions of all types, many of which may have an impact on our operating environment in substantial and unpredictable ways. Consequently, the Dodd-Frank Act is likely to increase our cost of doing business, it may limit or expand our permissible activities, and it may affect the competitive balance within our industry and market areas. The nature and extent of future legislative and regulatory changes affecting financial institutions, including as a result of the Dodd-Frank Act, is very unpredictable at this time. Our management is actively reviewing the provisions of the Dodd-Frank Act, many of which are phased-in over time, and assessing its probable impact on our business, financial condition, and results of operations. However, the ultimate effect of the Dodd-Frank Act on the financial services industry in general, and us in particular, is uncertain at this time.

Troubled Asset Relief Capital Purchase Program

The Emergency Economic Stabilization Act of 2008 ("EESA") was signed into law on October 3, 2008 and authorized the U.S. Treasury to provide funds to be used to restore liquidity and stability to the U.S. financial system. Under the authority of EESA, Treasury instituted the Troubled Asset Relief Program Capital Purchase Program (the "TARP Capital Purchase Program") to encourage U.S. financial institutions to build capital to increase the flow of financing to U.S. businesses and consumers and to support the U.S. economy.

In November 2008, we decided to enter into a Securities Purchase Agreement with the U.S. Treasury that provided for our participation in the TARP Capital Purchase Program. On November 14, 2008, Valley issued and sold to the U.S. Treasury 300,000 shares of Valley Fixed Rate Cumulative Perpetual Preferred Stock, with a liquidation preference of $1 thousand per share, and a ten-year warrant to purchase up to approximately 2.5 million shares of Valley common shares (at $17.77 per share, adjusted for the 5 percent stock dividend issued on May 21, 2010).

During 2009, we incrementally repurchased all 300,000 preferred shares from the U.S. Treasury for an aggregate purchase price of $300 million (excluding accrued and unpaid dividends paid at the date of redemption). After negotiation with the U.S. Treasury, we could not agree on a redemption price for the warrants with the U.S. Treasury. As a result, the U.S. Treasury sold the warrants through a public auction completed on May 24, 2010. The warrants are currently traded on the New York Stock Exchange under the ticker symbol "VLY WS". Valley did not receive any of the proceeds of the warrant offering and is no longer a participant in the TARP program.

Regulation of Bank Subsidiary

Valley National Bank is subject to the supervision of, and to regular examination by, the OCC. Various laws and the regulations thereunder applicable to Valley and its bank subsidiary impose restrictions and requirements in many areas, including capital requirements, the maintenance of reserves, establishment of new offices, the making of loans and investments, consumer protection, employment practices, bank acquisitions and entry into new types of business. There are various legal limitations, including Sections 23A and 23B of the Federal Reserve Act, which govern the extent to which a bank subsidiary may finance or otherwise supply funds to its holding company or its holding company's non-bank subsidiaries. Under federal law, no bank subsidiary may, subject to certain limited exceptions, make loans or extensions of credit to, or investments in the securities of, its parent or the non-bank subsidiaries of its parent (other than direct subsidiaries of such bank which are not financial subsidiaries) or take their securities as collateral for loans to any borrower. Each bank subsidiary is also subject to collateral security requirements for any loans or extensions of credit permitted by such exceptions.

Dividend Limitations

Valley is a legal entity separate and distinct from its subsidiaries. Valley's revenues (on a parent company only basis) result in substantial part from dividends paid by the Bank. The Bank's dividend payments, without prior regulatory approval, are subject to regulatory limitations. Under the National Bank Act, dividends may be declared only if, after payment thereof, capital would be unimpaired and remaining surplus would equal 100 percent of capital. Moreover, a national bank may declare, in any one year, dividends only in an amount aggregating not more than the sum of its net profits for such year and its retained net profits for the preceding two years. However, declared dividends in excess of net profits in either of the preceding two years can be offset by retained net profits in the third and fourth years preceding the current year when determining the Bank's dividend limitation. In addition, the bank regulatory agencies have the authority to prohibit the Bank from paying dividends or otherwise supplying funds to Valley if the supervising agency determines that such payment would constitute an unsafe or unsound banking practice.

Loans to Related Parties

Valley National Bank's authority to extend credit to its directors, executive officers and 10 percent stockholders, as well as to entities controlled by such persons, is currently governed by the requirements of the National Bank Act, Sarbanes-Oxley Act and Regulation O of the FRB thereunder. Among other things, these provisions require that extensions of credit to insiders (i) be made on terms that are substantially the same as, and follow credit underwriting procedures that are not less stringent than, those prevailing for comparable transactions with unaffiliated persons and that do not involve more than the normal risk of repayment or present other unfavorable features and (ii) not exceed certain limitations on the amount of credit extended to such persons, individually and in the aggregate, which limits are based, in part, on the amount of the Bank's capital. In addition, extensions of credit in excess of certain limits must be approved by the Bank's Board of Directors. Under the Sarbanes-Oxley Act, Valley and its subsidiaries, other than the Bank, may not extend or arrange for any personal loans to its directors and executive officers.

Community Reinvestment

Under the Community Reinvestment Act ("CRA"), as implemented by OCC regulations, a national bank has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low and moderate-income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The CRA requires the OCC, in connection with its examination of a national bank, to assess the association's record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by such association. The CRA also requires all institutions to make public disclosure of their CRA ratings. Valley National Bank received a "satisfactory" CRA rating in its most recent examination.

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002 added new legal requirements for public companies affecting corporate governance, accounting and corporate reporting, to increase corporate responsibility and to protect investors. Among other things, the Sarbanes-Oxley Act of 2002 has:

- required our management to evaluate our disclosure controls and procedures and our internal control over financial reporting, and required our auditors to issue a report on our internal control over financial reporting;
- imposed additional responsibilities for our external financial statements on our chief executive officer and chief financial officer, including certification of financial statements within the Annual Report on Form 10-K and Quarterly Reports on Form 10-Q by the chief executive officer and the chief financial officer;
- established independence requirements for audit committee members and outside auditors;
- created the Public Company Accounting Oversight Board ("PCAOB"); and
- increased various criminal penalties for violations of securities laws.

Each of the national stock exchanges, including the New York Stock Exchange ("NYSE") where Valley common securities are listed and the NASDAQ Capital Market, where certain Valley warrants are listed, have corporate governance listing standards, including rules strengthening director independence requirements for boards, and requiring the adoption of charters for the nominating, corporate governance and audit committees.

USA PATRIOT Act

As part of the USA PATRIOT Act, Congress adopted the International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001 (the "Anti Money Laundering Act"). The Anti Money Laundering Act authorizes the Secretary of the U.S. Treasury, in consultation with the heads of other government agencies, to adopt special measures applicable to financial institutions such as banks, bank holding companies, broker-dealers and insurance companies. Among its other provisions, the Anti Money Laundering Act requires each financial institution: (i) to establish an anti-money laundering program; (ii) to establish due diligence policies, procedures and controls that are reasonably designed to detect and report instances of money laundering in United States private banking accounts and correspondent accounts maintained for non-United States persons or their representatives; and (iii) to avoid establishing, maintaining, administering, or managing correspondent accounts in the United States for, or on behalf of, a foreign shell bank that does not have a physical presence in any country.

Regulations implementing the due diligence requirements, require minimum standards to verify customer identity and maintain accurate records, encourage cooperation among financial institutions, federal banking agencies, and law enforcement authorities regarding possible money laundering or terrorist activities, prohibit the anonymous use of "concentration accounts," and requires all covered financial institutions to have in place an anti-money laundering compliance program. The OCC, along with other banking agencies, have strictly enforced various anti-money laundering and suspicious activity reporting requirements using formal and informal enforcement tools to cause banks to comply with these provisions.

Gramm-Leach-Bliley Act

The Gramm-Leach-Bliley Financial Modernization Act of 1999 ("Gramm-Leach-Bliley Act") became effective in early 2000. The Gramm-Leach-Bliley Act provides for the following:

- allows bank holding companies meeting management, capital and Community Reinvestment Act standards to engage in a substantially broader range of non-banking activities than was previously permissible, including insurance underwriting and making merchant banking investments in commercial and financial companies;
- allows insurers and other financial services companies to acquire banks;
- removes various restrictions that previously applied to bank holding company ownership of securities firms and mutual fund advisory companies; and
- establishes the overall regulatory structure applicable to bank holding companies that also engage in insurance and securities operations.

If a bank holding company elects to become a financial holding company, it files a certification, effective in 30 days, and thereafter may engage in certain financial activities without further approvals. Valley has not elected to become a financial holding company.

The OCC adopted rules to allow national banks to form subsidiaries to engage in financial activities allowed for financial holding companies. Electing national banks must meet the same management and capital standards as financial holding companies but may not engage in insurance underwriting, real estate development or merchant banking. Sections 23A and 23B of the Federal Reserve Act apply to financial subsidiaries and the capital invested by a bank in its financial subsidiaries will be eliminated from the Bank's capital in measuring all capital ratios. Valley National Bank sold its one wholly owned financial subsidiary, Glen Rauch Securities, Inc, on March 31, 2008.

The Gramm-Leach-Bliley Act modified other financial laws, including laws related to financial privacy and community reinvestment.

Insurance of Deposit Accounts

The Bank's deposits are insured up to applicable limits by the Deposit Insurance Fund of the Federal Deposit Insurance Corporation ("FDIC"). Under the FDIC's risk-based system, insured institutions are assigned to one of four risk categories based on supervisory evaluations, regulatory capital levels and certain other factors with less risky institutions paying lower assessments on their deposits.

In 2009, the FDIC imposed a special emergency assessment on all insured institutions in order to cover losses to the Deposit Insurance Fund resulting from bank failures. Valley National Bank recorded an expense of $6.5 million during the quarter ended June 30, 2009, to reflect the special assessment. In addition, in lieu of further special assessments, the FDIC required all insured depository institutions to prepay on December 30, 2009 their estimated quarterly risk-based assessments for the fourth quarter of 2009, and for all of 2010, 2011, and 2012. Estimated assessments for the fourth quarter of 2009 and for all of 2010 were based upon the assessment rate in effect on September 30, 2009, with three basis points added for the 2011 and 2012 assessment rates. In addition, a 5 percent annual growth in the assessment base was assumed. Prepaid assessments are to be applied against the actual quarterly assessments until exhausted, and may not be applied to any special assessments that may occur in the future. Any unused prepayments will be returned to the institution on June 30, 2013. On December 30, 2009, Valley National Bank prepaid approximately $45.5 million in estimated assessment fees. Because the prepaid assessments represent the prepayment of future expense, they do not affect Valley National Bank's capital (the prepaid asset will have a risk-weighting of zero percent) or tax obligations. The balance of prepaid FDIC assessment fees at December 31, 2010 was $33.4 million.

In February 2011, as required by the Dodd Frank Act, the Federal Deposit Insurance Corporation approved a final rule that revised the assessment base to consist of average consolidated total assets during the assessment period minus the average tangible equity during the assessment period. In addition, the final revisions eliminate the adjustment for secured borrowings, including Federal Home Loan Bank advances, and make certain other changes to the impact of unsecured borrowings and brokered deposits on an institution's deposit insurance assessment. The rule also revises the assessment rate schedule to provide assessments ranging from 2.5 to 45 basis points. The changes will go into effect beginning April 1, 2011 and the first new assessment will be payable as a reduction to our prepaid FDIC assessment fees in the third quarter of 2011. We are currently evaluating the final rule's impact on the level of Valley National Bank's FDIC assessment fees and can provide no assurance that such fees will not materially increase in the future.

As previously noted above, the Dodd-Frank Act makes permanent the $250 thousand limit for federal deposit insurance and provides unlimited federal deposit insurance until January 1, 2013 for non-interest bearing demand transaction accounts at all insured depository institutions. On January 18, 2011, the FDIC issued a final rule to include Interest on Lawyer Trust Accounts ("IOLTAs") in the temporary unlimited deposit coverage for non-interest bearing demand transactions accounts.

The FDIC has authority to further increase insurance assessments. A significant increase in insurance premiums may have an adverse effect on the operating expenses and results of operations of the Bank. Management cannot predict what insurance assessment rates will be in the future.

Temporary Liquidity Guarantee Program

The FDIC's Transaction Account Guarantee ("TAG") Program, one of two components of the Temporary Liquidity Guarantee Program, provides full federal deposit insurance coverage for non-interest bearing transaction deposit accounts, regardless of dollar amount. Valley National Bank opted to participate in this program, which was initially set to expire on December 31, 2009. On August 26, 2009, the FDIC extended the program until June 30, 2010, and revised the annualized assessment rate charged for the guarantee to between 15 and 25 basis points, depending on the institution's risk category, on balances in non-interest bearing transaction accounts that exceed the existing deposit insurance limit of $250,000. On April 13, 2010, the FDIC announced a second extension of the program until December 31, 2010. We opted out of the second extension and ended our participation in the TAG Program effective June 30, 2010.

The Dodd Frank-Wall Street Reform and Consumer Protection Act included a two-year extension of the TAG Program, though the extension does not apply to all accounts covered under the current program. The extension through December 31, 2012 applies only to non-interest bearing transaction accounts. Beginning January 1, 2011, low-interest consumer checking ("NOW") accounts and IOLTAs will no longer be eligible for the unlimited guarantee. Unlike the original TAG Program, which allowed banks to opt in, the extended program will apply at all FDIC-insured institutions and will no longer be funded by separate premiums. The FDIC will account for the additional TAG insurance coverage in determining the amount of the general assessment it charges under the risk-based assessment system.

The second component of the Temporary Liquidity Guarantee Program, the Debt Guarantee Program, guarantees certain senior unsecured debt of participating organizations. Valley National Bank opted to participate in this component of the Temporary Liquidity Guarantee Program. However, we have not issued debt under the TLG Program.

FIRREA

Under the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 ("FIRREA"), a depository institution insured by the FDIC can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC in connection with (i) the default of a commonly controlled FDIC-insured depository institution or (ii) any assistance provided by the FDIC to a commonly controlled FDIC-insured depository institution in danger of default. These provisions have commonly been referred to as FIRREA's "cross guarantee" provisions. Further, under FIRREA, the failure to meet capital guidelines could subject a bank to a variety of enforcement remedies available to federal regulatory authorities.

FIRREA also imposes certain independent appraisal requirements upon a bank's real estate lending activities and further imposes certain loan-to-value restrictions on a bank's real estate lending activities. The Bank regulators have promulgated regulations in these areas.

FDICIA

Pursuant to the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), each federal banking agency has promulgated regulations, specifying the levels at which a financial institution would be considered "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," or "critically undercapitalized," and to take certain mandatory and discretionary supervisory actions based on the capital level of the institution. To qualify to engage in financial activities under the Gramm-Leach-Bliley Act, all depository institutions must be "well capitalized." The financial holding company of a national bank will be put under directives to raise its capital levels or divest its activities if the depository institution falls from that level.

The OCC's regulations implementing these provisions of FDICIA provide that an institution will be classified as "well capitalized" if it (i) has a total risk-based capital ratio of at least 10.0 percent, (ii) has a Tier 1 risk-based capital ratio of at least 6.0 percent, (iii) has a Tier 1 leverage ratio of at least 5.0 percent, and (iv) meets certain other requirements. An institution will be classified as "adequately capitalized" if it (i) has a total risk-based capital ratio of at least 8.0 percent, (ii) has a Tier 1 risk-based capital ratio of at least 4.0 percent, (iii) has a Tier 1 leverage ratio of (a) at least 4.0 percent or (b) at least 3.0 percent if the institution was rated 1 in its most recent examination, and (iv) does not meet the definition of "well capitalized." An institution will be classified as "undercapitalized" if it (i) has a total risk-based capital ratio of less than 8.0 percent, (ii) has a Tier 1 risk-based capital ratio of less than 4.0 percent, or (iii) has a Tier 1 leverage ratio of (a) less than 4.0 percent or (b) less than 3.0 percent if the institution was rated 1 in its most recent examination. An institution will be classified as "significantly undercapitalized" if it (i) has a total risk-based capital ratio of less than 6.0 percent, (ii) has a Tier 1 risk-based capital ratio of less than 3.0 percent, or (iii) has a Tier 1 leverage ratio of less than 3.0 percent. An institution will be classified as "critically undercapitalized" if it has a tangible equity to total assets ratio that is equal to or less than 2.0 percent. An insured depository institution may be deemed to be in a lower capitalization category if it receives an unsatisfactory examination rating. Similar categories apply to bank holding companies. Valley National Bank's capital ratios were all above the minimum levels required for it to be considered a "well capitalized" financial institution at December 31, 2010.

In addition, significant provisions of FDICIA required federal banking regulators to impose standards in a number of other important areas to assure bank safety and soundness, including internal controls, information systems and internal audit systems, credit underwriting, asset growth, compensation, loan documentation and interest rate exposure.

Basel III

In December 2010, the Basel Committee released its final framework for strengthening international capital and liquidity regulation, now officially identified by the Basel Committee as "Basel III". Basel III, when implemented by the U.S. banking agencies and fully phased-in, will require bank holding companies and their bank subsidiaries to maintain substantially more capital, with a greater emphasis on common equity.

The Basel III final capital framework, among other things, (i) introduces as a new capital measure "Common Equity Tier 1" ("CET1"), (ii) specifies that Tier 1 capital consists of CET1 and "Additional Tier 1 capital" instruments meeting specified requirements, (iii) defines CET1 narrowly by requiring that most adjustments to regulatory capital measures be made to CET1 and not to the other components of capital and (iv) expands the scope of the adjustments as compared to existing regulations.

When fully phased in on January 1, 2019, Basel III requires banks to maintain (i) as a newly adopted international standard, a minimum ratio of CET1 to risk-weighted assets of at least 4.5%, plus a 2.5% "capital conservation buffer" (which is added to the 4.5% CET1 ratio as that buffer is phased in, effectively resulting in a minimum ratio of CET1 to risk-weighted assets of at least 7%), (ii) a minimum ratio of Tier 1 capital to risk-weighted assets of at least 6.0%, plus the capital conservation buffer (which is added to the 6.0% Tier 1 capital ratio as that buffer is phased in, effectively resulting in a minimum Tier 1 capital ratio of 8.5% upon full implementation), (iii) a minimum ratio of Total (that is, Tier 1 plus Tier 2) capital to risk-weighted assets of at least 8.0%, plus the capital conservation buffer (which is added to the 8.0% total capital ratio as that buffer is phased in, effectively resulting in a minimum total capital ratio of 10.5% upon full implementation) and (iv) as a newly adopted international standard, a minimum leverage ratio of 3%, calculated as the ratio of Tier 1 capital to balance sheet exposures plus certain off-balance sheet exposures (computed as the average for each quarter of the month-end ratios for the quarter).

Basel III also provides for a "countercyclical capital buffer," generally to be imposed when national regulators determine that excess aggregate credit growth becomes associated with a buildup of systemic risk, that would be a CET1 add-on to the capital conservation buffer in the range of 0% to 2.5% when fully implemented (potentially resulting in total buffers of between 2.5% and 5%). The aforementioned capital conservation buffer is designed to absorb losses during periods of economic stress. Banking institutions with a ratio of CET1 to risk-weighted assets above the minimum but below the conservation buffer (or below the combined capital conservation buffer and countercyclical capital buffer, when the latter is applied) will face constraints on dividends, equity repurchases and compensation based on the amount of the shortfall.

The implementation of the Basel III final framework will commence January 1, 2013. On that date, banking institutions will be required to meet the following minimum capital ratios: 3.5% CET1 to risk-weighted assets, 4.5% Tier 1 capital to risk-weighted assets, and 8.0% Total capital to risk-weighted assets.

The Basel III final framework provides for a number of new deductions from and adjustments to CET1. These include, for example, the requirement that mortgage servicing rights, deferred tax assets dependent upon future taxable income and significant investments in non-consolidated financial entities be deducted from CET1 to the extent that any one such category exceeds 10% of CET1 or all such categories in the aggregate exceed 15% of CET1.

Implementation of the deductions and other adjustments to CET1 will begin on January 1, 2014 and will be phased-in over a five-year period (20% per year). The implementation of the capital conservation buffer will begin on January 1, 2016 at 0.625% and be phased in over a four-year period (increasing by that amount on each subsequent January 1, until it reaches 2.5% on January 1, 2019).

The U.S. banking agencies have indicated informally that they expect to propose regulations implementing Basel III in mid-2011 with final adoption of implementing regulations in mid-2012. Notwithstanding its release of the Basel III framework as a final framework, the Basel Committee is considering further amendments to Basel III, including the imposition of additional capital surcharges on globally systemically important financial institutions. In addition to Basel III, Dodd-Frank requires or permits the Federal banking agencies to adopt regulations affecting banking institutions' capital requirements in a number of respects, including potentially more stringent capital requirements for systemically important financial institutions. Accordingly, the regulations ultimately applicable to us may be substantially different from the Basel III final framework as published in December 2010. Requirements to maintain higher levels of capital or to maintain higher levels of liquid assets could adversely impact our net income and return on equity.

Item 1A. ***Risk Factors***

An investment in our securities is subject to risks inherent to our business. The material risks and uncertainties that management believes affect Valley are described below. Before making an investment decision, you should carefully consider the risks and uncertainties described below together with all of the other information included or incorporated by reference in this report. The risks and uncertainties described below are not the only ones facing Valley. Additional risks and uncertainties that management is not aware of or that management currently believes are immaterial may also impair Valley's business operations. The value or market price of our securities could decline due to any of these identified or other risks, and you could lose all or part of your investment. This report is qualified in its entirety by these risk factors.

Negative Impact of a Persistently Weak Economy.

The United States experienced a severe economic recession in 2008 and 2009. While modest economic growth has recently resumed, the rate of growth has been slow and unemployment remains at very high levels and is not expected to improve in the near future. Much of Valley's lending is in northern and central New Jersey, and Manhattan, Brooklyn and Queens, New York. As a result of this geographic concentration, a further significant broad-based deterioration in economic conditions in New Jersey and the New York City metropolitan area could have a material adverse impact on the quality of Valley's loan portfolio, results of operations and future growth potential. Prolonged weakened economic conditions and unemployment in our market area could restrict borrowers' ability to pay outstanding principal and interest on loans when due, and, consequently, adversely affect the cash flows and results of operation of Valley's business. Additionally, such weak conditions may also continue to adversely affect our ability to originate loans.

A Significant Portion of Our Loan Portfolio Is Secured By Real Estate, And Events That Negatively Impact The Real Estate Market Could Hurt Our Business.

A significant portion of our loan portfolio is secured by real estate. As of December 31, 2010, approximately 69 percent of our loans that are not covered by loss-sharing agreements with the FDIC had real estate as a primary or secondary component of collateral. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. A continued weakening of the real estate market in our primary market areas could continue to result in an increase in the number of borrowers who default on their loans and a reduction in the value of the collateral securing their loans, which in turn could have an adverse effect on our profitability and asset quality. If we are required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values, our earnings and shareholders' equity could be adversely affected. The declines in home prices in the New Jersey and New York metropolitan markets we serve, along with the reduced availability of mortgage credit, also may result in increases in delinquencies and losses in our loan portfolios. Further declines in home prices coupled with a deepened economic recession and continued rises in unemployment levels could drive losses beyond that which is provided for in our allowance for loan losses. In that event, our earnings could be adversely affected.

Additionally, recent weakness in the secondary market for residential lending could have an adverse impact on our profitability. Significant ongoing disruptions in the secondary market for residential mortgage loans have limited the market for and liquidity of most mortgage loans other than conforming Fannie Mae and Freddie Mac loans. The effects of ongoing mortgage market challenges, combined with the ongoing correction in residential real estate market prices and reduced levels of home sales, could result in further price reductions in single family home values, adversely affecting the value of collateral securing mortgage loans held, mortgage loan originations and gains on sale of mortgage loans. Continued declines in real estate values and home sales volumes, and financial stress on borrowers as a result of job losses or other factors, could have further adverse effects on borrowers that result in higher delinquencies and greater charge-offs in future periods, which could adversely affect our financial condition or results of operations. For additional risks related to our sales of residential mortgages in the secondary market, see the "We May Incur Future Losses in Connection With Repurchases and Indemnification Payments Related to Mortgages That We Have Sold Into the Secondary Market" risk section below.

Our Allowance For Loan Losses May Not Be Sufficient to Cover Loan Losses in Our Loan Portfolio.

We maintain an allowance for loan losses based on, among other things, national and regional economic conditions, historical loss experience, and our assumptions regarding delinquency trends and future loss expectations. If our assumptions prove to be incorrect, our allowance for loan losses may not be sufficient to cover losses inherent in our loan portfolio. Bank regulators review the classification of our loans in their examination of us and we may be required in the future to change the classification on certain of our loans, which may require us to increase our provision for loan losses or loan charge-offs. Valley's management could also decide that the allowance for loan losses should be increased. If actual net charge-offs were to exceed Valley's allowance, its earnings would be negatively impacted by additional provisions for loan losses. Any increase in our allowance for loan losses or loan charge-offs as required by the OCC or otherwise could have an adverse effect on our results of operations or financial condition.

Further Increases in Our Non-performing Assets May Occur and Adversely Affect Our Results of Operations and Financial Condition.

As a result of the economic downturn, particularly during 2009 and the beginning of 2010, we are facing historically high levels of delinquencies on our loans. Our non-performing assets (which consist of non-accrual loans, other real estate owned and other repossessed assets) increased from 0.45 percent of loans and non-performing assets at December 31, 2008 to 1.04 percent and 1.24 percent of loans and non-performing assets at December 31, 2009 and 2010, respectively.

Until economic and market conditions improve at a more rapid pace, we expect to incur charge-offs to our allowance for loan losses and lost interest income relating to an increase in non-performing loans. Our non-performing assets adversely affect our net income in various ways. Adverse changes in the value of our non-performing assets, or the underlying collateral, or in the borrowers' performance or financial conditions could adversely affect our business, results of operations and financial condition. There can be no assurance that we will not experience further increases in non-performing loans in the future, or that our non-performing assets will not result in lower financial returns in the future.

Changes in Interest Rates Can Have an Adverse Effect on Our Profitability.

Valley's earnings and cash flows are largely dependent upon its net interest income. Net interest income is the difference between interest income earned on interest-earning assets, such as loans and investment securities, and interest expense paid on interest-bearing liabilities, such as deposits and borrowed funds. Interest rates are sensitive to many factors that are beyond Valley's control, including general economic conditions, competition, and policies of various governmental and regulatory agencies and, in particular, the policies of the FRB. Changes in monetary policy, including changes in interest rates, could influence not only the interest Valley receives on loans and investment securities and the amount of interest it pays on deposits and borrowings, but such changes could also affect (i) Valley's ability to originate loans and obtain deposits, (ii) the fair value of Valley's financial assets and liabilities, including the held to maturity, available for sale, and trading securities portfolios, and (iii) the average duration of Valley's interest-earning assets. This also includes the risk that interest-earning assets may be more responsive to changes in interest rates than interest-bearing liabilities, or vice versa (repricing risk), the risk that the individual interest rates or rate indices underlying various interest-earning assets and interest-bearing liabilities may not change in the same degree over a given time period (basis risk), and the risk of changing interest rate relationships across the spectrum of interest-earning asset and interest-bearing liability maturities (yield curve risk).

Although management believes it has implemented effective asset and liability management strategies to reduce the potential effects of changes in interest rates on Valley's results of operations, any substantial, unexpected, or prolonged change in market interest rates could have a material adverse effect on Valley's financial condition and results of operations.

The Dodd-Frank Wall Street Reform and Consumer Protection Act May Affect Our Business Activities, Financial Position and Profitability By Increasing Our Regulatory Compliance Burden and Associated Costs, Placing Restrictions on Certain Products and Services, and Limiting Our Future Capital Raising Strategies.

On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act was signed into law by the President of the United States. The Dodd-Frank Act implements significant changes in financial regulation and will impact all financial institutions, including Valley and the Bank. Among the Dodd-Frank Act's significant regulatory changes, it creates a new financial consumer protection agency, known as the Bureau of Consumer Financial Protection (the "Bureau"), that is empowered to promulgate new consumer protection regulations and revise existing regulations in many areas of consumer protection. The Bureau has exclusive authority to issue regulations, orders and guidance to administer and implement the objectives of federal consumer protection laws. The Bureau will also have exclusive supervision over our consumer compliance examinations, replacing our current examinations by the Comptroller of the Currency in this area. Moreover, the Dodd-Frank Act permits states to adopt stricter consumer protection laws and authorizes state attorney generals' to enforce consumer protection rules issued by the Bureau. The Dodd-Frank Act also restricts the authority of the Comptroller of the Currency to preempt state consumer protection laws applicable to national banks, such as the Bank, and may affect the preemption of state laws as they affect subsidiaries and agents of national banks, changes the scope of federal deposit insurance coverage, and potentially increases the FDIC assessment payable by the Bank. We expect that the Bureau and certain other provisions in the Dodd-Frank Act will significantly increase our regulatory compliance burden and costs and may restrict the financial products and services we offer to our customers.

The Dodd-Frank Act also imposes more stringent capital requirements on bank holding companies by, among other things, imposing leverage ratios on bank holding companies and prohibiting new issuances of trust preferred securities from counting as Tier 1 capital. These restrictions will limit our future capital strategies. Under the Dodd-Frank Act, our outstanding trust preferred securities will continue to count as Tier 1 capital but we will be unable to issue replacement or additional trust preferred securities which would count as Tier 1 capital. The Dodd-Frank Act also increases regulation of derivatives and hedging transactions, which could limit our ability to enter into, or increase the costs associated with, interest rate and other hedging transactions.

Because many of the Dodd-Frank Act's provisions require regulatory rulemaking, we are uncertain as to the impact that some of the provisions of the Dodd-Frank Act will have on Valley and the Bank and cannot provide assurance that the Dodd-Frank Act will not adversely affect our financial condition and results of operations for other reasons.

Regulatory Changes May Reduce Our Fee Income.

On July 6, 2010, final rules implemented by the Federal Reserve took effect, which impose overdraft fee restrictions and may reduce our non-interest income. The new rules prohibit financial institutions from charging consumers fees for paying overdrafts on automated teller machine and one time debit card transactions, unless a consumer consents to the overdraft service for those types of transactions. During the second half of 2010, a large number of customers "opted in" to our standard overdraft practice, which has partially mitigated the negative impact of this rule change on the level of service charges on deposit accounts recognized in non-interest income for the year ended December 31, 2010.

In addition, pursuant to Section 1075 of the Dodd-Frank Act, the Federal Reserve has proposed rules, which may limit the debit card interchange fees that we are permitted to charge. These rules, applicable to debit card issuers with assets of over $10 billion such as the Bank, would establish standards for determining whether a debit card interchange fee is reasonable and proportional to the cost incurred for the transaction. Although the new rules are in preliminary form, if they are adopted substantially as proposed we expect that our interchange fees from debit card transactions would substantially decrease. The new rules are scheduled to become effective on July 21, 2011.

We can provide no assurance that the change in regulation will not materially restrict or continue to reduce our ability to generate these fees in the future periods.

Extensive Regulation and Supervision May Have a Material Effect on Our Business.

Valley, primarily through its principal subsidiary and certain non-bank subsidiaries, is subject to extensive federal and state regulation and supervision. Banking regulations are primarily intended to protect depositors' funds, federal deposit insurance funds and the banking system as a whole. Many of the federal laws and regulations are not designed to protect Valley shareholders. Many affect Valley's lending practices, capital structure, investment practices, dividend policy and growth, among other things. They require Valley to focus lending in defined areas, and establish and maintain comprehensive programs relating to anti-money laundering and customer identification. Congress, state legislatures, and federal and state regulatory agencies continually review banking laws, regulations and policies for possible changes. Changes to statutes, regulations or regulatory policies, including changes in interpretation or implementation of statutes, regulations or policies, could affect Valley in substantial and unpredictable ways. Such changes could subject Valley to additional costs, limit the types of financial services and products it may offer and/or increase the ability of non-banks to offer competing financial services and products, among other things. Failure to comply with laws, regulations or policies could result in sanctions by regulatory agencies, civil money penalties and/or reputation damage, which could have a material adverse effect on Valley's business, financial condition and results of operations. Valley's compliance with certain of these laws will be considered by banking regulators when reviewing bank merger and bank holding company acquisitions.

Changes in Accounting Policies or Accounting Standards.

Valley's accounting policies are fundamental to understanding its financial results and condition. Some of these policies require the use of estimates and assumptions that may affect the value of Valley's assets or liabilities and financial results. Valley identified its accounting policies regarding the allowance for loan losses, security valuations and impairments, goodwill and other intangible assets, and income taxes to be critical because they require management to make difficult, subjective and complex judgments about matters that are inherently uncertain. Under each of these policies, it is possible that materially different amounts would be reported under different conditions, using different assumptions, or as new information becomes available.

From time to time, the FASB and the SEC change their guidance governing the form and content of Valley's external financial statements. In addition, accounting standard setters and those who interpret U.S. generally accepted accounting principles ("GAAP"), such as the FASB, SEC, banking regulators and Valley's outside auditors, may change or even reverse their previous interpretations or positions on how these standards should be applied. Such changes are expected to continue, and may accelerate based on the FASB and International Accounting Standards Board commitments to achieving convergence between U.S. GAAP and International Financial Reporting Standards. Changes in U.S. GAAP and changes in current interpretations are beyond Valley's control, can be hard to predict and could materially impact how Valley reports its financial results and condition. In certain cases, Valley could be required to apply a new or revised guidance retroactively or apply existing guidance differently (also retroactively) which may result in Valley restating prior period financial statements for material amounts. Additionally, significant changes to U.S. GAAP may require costly technology changes, additional training and personnel, and other expenses that will negatively impact our results of operations.

Declines in Value May Adversely Impact the Investment Portfolio.

As of December 31, 2010, we had approximately $1.9 billion, $1.0 billion, and $31.9 million in held to maturity, available for sale, and trading investment securities, respectively. We may be required to record impairment charges in earnings related to credit losses on our investment securities if they suffer a decline in value that is considered other-than-temporary. Additionally, (a) if we intend to sell a security or (b) it is more likely than not that we will be required to sell the security prior to recovery of its amortized cost basis, we will be required to recognize an other-than-temporary impairment charge in the statement of income equal to the full amount of the decline in fair value below amortized cost. Numerous factors, including lack of liquidity for re-sales of certain investment securities, absence of reliable pricing information for investment securities, adverse changes in business climate, adverse actions by regulators, or unanticipated changes in the competitive environment could have a negative effect on our investment portfolio and may result in other-than-temporary impairment on our investment securities in future periods.

Among other securities, our investment portfolio includes private label mortgage-backed securities, trust preferred securities principally issued by bank holding companies (including three pooled securities), perpetual preferred securities issued by banks, and bank issued corporate bonds. These investments pose a risk of future impairment charges by us as a result of the slow recovery in the U.S. economy and its negative effect on the performance of these issuers and/or the underlying mortgage loan collateral. Additionally, some bank trust preferred issuers may elect to defer future payments of interest on such securities either based upon requirements or recommendations by bank regulators or management decisions driven by potential liquidity needs. Such elections by issuers of securities within Valley's investment portfolio could adversely affect securities valuations and result in future impairment charges if collection of deferred and accrued interest (or principal upon maturity) is deemed unlikely by management.

If an impairment charge is significant enough it could affect the ability of the Bank to upstream dividends to us, which could have a material adverse effect on our liquidity and our ability to pay dividends to shareholders and could also negatively impact our regulatory capital ratios.

Currently, we own $55.0 million in trust preferred securities (with unrealized losses totaling $38.1 million at December 31, 2010) of one issuer who has elected to defer interest payments since the latter half of 2009 based upon the conditions of an agreement with its bank regulator. At this time, we are uncertain whether in future periods we will be required to take impairment charges with regard to these securities. See Note 4 to the consolidated financial statements for further information.

An Increased Valuation of Our Junior Subordinated Debentures Issued to VNB Capital Trust I May Adversely Impact Our Net Income and Earnings Per Share.

Effective January 1, 2007, we elected to carry the junior subordinated debentures issued to VNB Capital Trust I at fair value. We measure the fair value of these junior subordinated debentures using exchange quoted prices in active markets for similar assets, specifically the trust preferred securities issued by VNB Capital Trust I, which contain identical terms as our junior subordinated debentures (see Note 12 to the consolidated financial statements). As a result, any increase in the market quoted price, or fair market value, of our trust preferred securities will result in a commensurate increase in the liability required to be recorded for the junior subordinated debentures with an offsetting non-cash charge against our earnings. We recognized non-cash charges totaling $5.8 million ($3.8 million after taxes) and $15.8 million ($10.3 million after taxes) during 2010 and 2009, respectively, due to the change in the fair value of the junior subordinated debentures caused by an increase in the market price of the trust preferred securities. The non-cash charges against our earnings do not impact our liquidity or our regulatory capital. We cannot predict whether or to what extent we would be required to take a non-cash charge against earnings related to the change in fair value of our junior subordinated debentures in future periods. Furthermore, changes in the law and regulations or other factors could require us to redeem the junior subordinated debentures at par value. If we are carrying the junior subordinated debentures at a fair value below par value when such redemption occurs, we will be required to record a charge against earnings in the period in which the redemption occurred.

Increased FDIC Assessments will Adversely Affect Our Financial Condition.

The recent economic downturn has caused a high level of bank failures, which has dramatically increased FDIC resolution costs and led to a significant reduction in the balance of the Deposit Insurance Fund. As a result, the FDIC has significantly increased the initial base assessment rates paid by financial institutions for deposit insurance. Increases in the base assessment rate have increased our deposit insurance costs and negatively impacted our earnings. In addition, in May 2009, the FDIC imposed a special assessment on all insured institutions. Our special assessment, which was reflected in earnings for the quarter ended June 30, 2009, was $6.5 million. In lieu of imposing an additional special assessment, the FDIC required all institutions to prepay their assessments for all of 2010, 2011 and 2012 in December 2009. We prepaid a total assessment of $48.5 million in December 2009. Notwithstanding this prepayment, the FDIC may impose additional special assessments for future quarters or may increase the FDIC standard assessments. Furthermore, the Dodd-Frank Act changed the FDIC assessment standards which may cause our assessments to increase. We cannot provide you with any assurances that we will not be required to pay additional FDIC insurance assessments, which could have an adverse effect on our results of operations.

We May be Adversely Affected by the Soundness of Other Financial Institutions.

Financial services institutions are interrelated as a result of trading, clearing, counterparty, or other relationships. We have exposure to many different industries and counterparties, and routinely execute transactions with counterparties in the financial services industry, including the Federal Home Loan Bank of New York, commercial banks, brokers and dealers, investment banks, and other institutional clients. Many of these transactions expose us to credit risk in the event of a default by a counterparty or client. In addition, our credit risk may be exacerbated when the collateral held by us cannot be realized or is liquidated at prices not sufficient to recover the full amount due to us. Any such losses could have a material adverse effect on our financial condition and results of operations.

Liquidity Risk.

Liquidity risk is the potential that Valley will be unable to meet its obligations as they come due, capitalize on growth opportunities as they arise, or pay regular dividends because of an inability to liquidate assets or obtain adequate funding in a timely basis, at a reasonable cost and within acceptable risk tolerances.

Liquidity is required to fund various obligations, including credit commitments to borrowers, mortgage and other loan originations, withdrawals by depositors, repayment of borrowings, dividends to shareholders, operating expenses and capital expenditures.

Liquidity is derived primarily from retail deposit growth and retention; principal and interest payments on loans; principal and interest payments on investment securities; sale, maturity and prepayment of investment securities; net cash provided from operations and access to other funding sources.

Our access to funding sources in amounts adequate to finance our activities could be impaired by factors that affect us specifically or the financial services industry in general. Factors that could detrimentally impact our access to liquidity sources include a decrease in the level of our business activity due to persistent weakness, or downturn, in the economy or adverse regulatory action against us. Our ability to borrow could also be impaired by factors that are not necessarily specific to us, such as a severe disruption of the financial markets or negative views and expectations about the prospects for the financial services industry as a whole.

Our Deposit Base May Be Adversely Affected by the Loss of Lower-Cost Funding Sources.

Checking and savings, NOW, and money market deposit account balances and other forms of customer deposits can decrease when customers perceive alternative investments, such as the stock market or money market or fixed income mutual funds, as providing a better risk/return tradeoff. If customers move money out of bank deposits and into other investments, Valley could lose a relatively low cost source of funds, increasing its funding costs and reducing Valley's net interest income and net income.

We Are a Holding Company and Depend on Our Subsidiaries for Dividends, Distributions and Other Payments.

We are a separate and distinct legal entity from our banking and non-banking subsidiaries and depend on dividends, distributions, and other payments from the Bank and its non-banking subsidiaries to fund cash dividend payments on our common stock and to fund most payments on our other obligations. Regulations relating to capital requirements affect the ability of the Bank to pay dividends and other distributions to us and to make loans to us. Additionally, if our subsidiaries' earnings are not sufficient to make dividend payments to us while maintaining adequate capital levels, we may not be able to make dividend payments to our common shareholders or interest payments on our junior subordinated debentures issued to capital trusts. Furthermore, our right to participate in a distribution of assets upon a subsidiary's liquidation or reorganization is subject to the prior claims of the subsidiary's creditors.

We May Reduce or Eliminate the Cash Dividend on Our Common Stock.

Our common cash dividend payout per common share was approximately 88.9 percent of our earnings per share for the year ended December 31, 2010. Our low retention rate resulted from earnings being negatively impacted by net trading losses caused primarily by to mark-to-market losses on the fair value of our junior subordinated debentures, net impairment losses on certain investment securities, and the lack of loan growth mainly caused by the current economic conditions. A prolonged economic recovery or a downturn in the economy, an increase in our costs to comply with current and future changes in banking laws and regulations, and other factors may negatively impact our future earnings and ability to maintain our dividend at current levels.

Holders of our common stock are only entitled to receive such cash dividends, as our Board of Directors may declare out of funds legally available for such payments. Although we have historically declared cash dividends on our common stock, we are not required to do so and may reduce or eliminate our common stock cash dividend in the future. This could adversely affect the market price of our common stock. Also, as a bank holding company, our ability to declare and pay dividends is dependent on federal regulatory considerations including the guidelines of the OCC and the FRB regarding capital adequacy and dividends.

Competition in the Financial Services Industry.

Valley faces substantial competition in all areas of its operations from a variety of different competitors, many of which are larger and may have more financial resources than Valley. Valley competes with other providers of financial services such as commercial and savings banks, savings and loan associations, credit unions, money market and mutual funds, mortgage companies, title agencies, asset managers, insurance companies and a large list of other local, regional and national institutions which offer financial services. Mergers between financial institutions within New Jersey and in neighboring states have added competitive pressure. If Valley is unable to compete effectively, it will lose market share and its income generated from loans, deposits, and other financial products will decline.

Future Offerings of Common Stock, Debt or Other Securities May Adversely Affect the Market Price of Our Stock.

In the future, we may increase our capital resources or, if our or the Bank's capital ratios fall below the prevailing regulatory required minimums, we or the Bank could be forced to raise additional capital by making additional offerings of common stock, preferred stock, trust preferred securities and debt securities. Upon liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will receive distributions of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing shareholders or reduce the market price of our common stock, or both. Holders of our common stock are not entitled to preemptive rights or other protections against dilution.

Potential Acquisitions May Disrupt Valley's Business and Dilute Shareholder Value.

Valley regularly evaluates merger and acquisition opportunities, including FDIC-assisted transactions, and conducts due diligence activities related to possible transactions with other financial institutions and financial services companies. As a result, merger or acquisition discussions and, in some cases, negotiations may take place and future mergers or acquisitions involving cash, debt or equity securities may occur at any time. Acquisitions typically involve the payment of a premium over book and market values, and, therefore, some dilution of Valley's tangible book value and net income per common share may occur in connection with any future transaction. Furthermore, failure to realize the expected revenue increases, cost savings, increases in geographic or product presence, and/or other projected benefits from an acquisition could have a material adverse effect on Valley's financial condition and results of operations.

We Are Subject to Certain Risks in Connection With Our Strategy of Growing Through Mergers and Acquisitions Including FDIC-Assisted Transactions.

We continue to pursue a strategy of enhancing our growth by acquiring other financial institutions or their assets and liabilities. Accordingly, it is possible that we could acquire other financial institutions, financial service providers, or branches of banks in the future, including additional acquisitions from the FDIC acting in its capacity as receiver for such financial institutions. However, our ability to engage in future mergers and acquisitions depends on our ability to identify potential opportunities, our ability to finance and complete such transactions on acceptable terms and at acceptable prices, our ability to bid competitively for FDIC-assisted transactions, and our ability to receive the necessary regulatory and, where required, shareholder approvals.

The acquisition of assets and liabilities of financial institutions in FDIC-sponsored or assisted transactions involves risks similar to those faced when acquiring existing financial institutions, even though the FDIC might provide assistance to mitigate certain risks, e.g., entering into loss-sharing arrangements. However, because such transactions are structured in a manner that does not allow the time normally associated with evaluating and preparing for the integration of an acquired institution, we face the additional risk that the anticipated benefits of such an acquisition may not be realized fully or at all, or within the time period expected.

Furthermore, mergers and acquisitions involve a number of risks and challenges, including:

- Potential exposure to asset quality issues or unknown contingent liabilities of the banks, businesses, assets and liabilities we acquire;
- Our success in deploying any cash received in a transaction into assets bearing sufficiently high yields without incurring unacceptable credit or interest rate risk;
- Our ability to earn acceptable levels of interest and non-interest income, including fee income, from the acquired banks, businesses, assets or branches;
- Our ability to control the incremental non-interest expense from the acquired banks, businesses, assets or branches in a manner that enables us to maintain a favorable overall efficiency ratio; and
- Our need to finance an acquisition by borrowing funds or raising additional capital, which could diminish our liquidity or dilute the interests of our existing stockholders.

Loans Acquired in Our Recent FDIC-Assisted Transactions May Not Be Covered By Loss-Sharing Agreements if the FDIC Determines That We Have Not Adequately Managed These Agreements.

In connection with the acquisitions of certain assets and liabilities of LibertyPointe Bank and The Park Avenue Bank, we entered into loss-sharing agreements with the FDIC. Under the terms of the loss-sharing agreement with the FDIC in the LibertyPointe Bank transaction, the FDIC is obligated to reimburse us for: (i) 80 percent of any future losses on loans covered by the loss-sharing agreement up to $55.0 million, after we absorb such losses up to the first loss tranche of $11.7 million; and (ii) 95 percent of losses in excess of $55.0 million. Under the terms of the loss-sharing agreement with the FDIC in The Park Avenue Bank transaction, the FDIC is obligated to reimburse us for 80 percent of any future losses on covered assets of up to $66.0 million and 95 percent of losses in excess of $66.0 million. Although the FDIC has agreed to reimburse us for the substantial portion of losses on covered loans, the FDIC has the right to refuse or delay payment for loan losses if the loss-sharing agreements are not managed in accordance with their terms. In addition, reimbursable losses are based on the book value of the relevant loans as determined by the FDIC as of the effective dates of the transactions. The amount that we realize on these loans could differ materially from the carrying value that will be reflected in our financial statements, based upon the timing and amount of collections on the covered loans in future periods.

Failure to Successfully Manage Risks Related to Our Implementation of Growth Strategies Could Have a Material Adverse Effect on Our Business.

Valley has a strategic branch expansion initiative to expand its physical presence in Brooklyn and Queens, as well as add locations within its New Jersey and Manhattan markets. We may also expand our branch network into markets outside of these areas based upon changes in management strategy and/or bank acquisition opportunities that may become available in the future. Valley has opened a combined total of 14 branch locations within Brooklyn and Queens since starting its initiative in these new markets during 2007. Valley's ability to successfully execute in these markets depends upon a variety of factors, including its ability to attract and retain experienced personnel, the continued availability of desirable business opportunities and locations, the competitive responses from other financial institutions in the new market areas, and the ability to manage growth. These initiatives could cause Valley's expenses to increase faster than revenues. Valley can provide no assurances that it will successfully implement or continue these initiatives.

There are considerable initial and on-going costs involved in opening branches, growing loans in new markets, and attracting new deposit relationships. These expenses could negatively impact future earnings. For example, it takes time for new branches and relationships to achieve profitability. Expenses could be further increased if there are delays in the opening of new branches or if attraction strategies are more costly than expected. Delays in opening new branches can be caused by a number of factors such as the inability to find suitable locations, zoning and construction delays, and the inability to attract qualified personnel to staff the new branch. In addition, there is no assurance that a new branch will be successful even after it has been established.

From time to time, Valley may implement new lines of business or offer new products and services within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. Valley may invest significant time and resources to develop and market new lines of business and/or products and services. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives, and shifting customer preferences, may also impact the successful implementation of a new line of business or a new product or service. Additionally, any new line of business and/or new product or service could have a significant impact on the effectiveness of Valley's system of internal controls. Failure to successfully manage these risks could have a material adverse effect on Valley's business, results of operations and financial condition.

The Price of Our Common Stock May Fluctuate.

The price of our common stock on the NYSE constantly changes and recently, given the uncertainty in the financial markets, has fluctuated widely and may continue to fluctuate. Holders of our common stock will be subject to the risk of volatility and changes in prices.

Our common stock price can fluctuate as a result of a variety of factors, many of which are beyond our control. These factors include:

- quarterly fluctuations in our operating and financial results;
- operating results that vary from the expectations of management, securities analysts and investors;
- changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;
- events negatively impacting the financial services industry which result in a general decline in the market valuation of our common stock;
- announcements of material developments affecting our operations or our dividend policy;
- future sales of our equity securities;
- new laws or regulations or new interpretations of existing laws or regulations applicable to our business;
- changes in accounting standards, policies, guidance, interpretations or principles; and
- general domestic economic and market conditions.

In addition, recently the stock market generally has experienced extreme price and volume fluctuations, and industry factors and general economic and political conditions and events, such as economic slowdowns or recessions, interest rate changes or credit loss trends, could also cause our stock price to decrease regardless of our operating results.

Encountering Continuous Technological Change.

The financial services industry is continually undergoing rapid technological change with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. Valley's future success depends, in part, upon its ability to address the needs of its customers by using technology to provide products and services that will satisfy customer demands, as well as to create additional efficiencies in Valley's operations. Many of Valley's competitors have substantially greater resources to invest in technological improvements. Valley may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to its customers. Failure to successfully keep pace with technological change affecting the financial services industry could have a material adverse impact on Valley's business and, in turn, Valley's financial condition and results of operations.

Operational Risk.

We face the risk that the design of our controls and procedures, including those to mitigate the risk of fraud by employees or outsiders, may prove to be inadequate or are circumvented, thereby causing delays in detection of errors or inaccuracies in data and information. We regularly review and update our internal controls, disclosure controls and procedures, and corporate governance policies and procedures. Any system of controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. Any failure or circumvention of our controls and procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on our business, results of operations and financial condition.

We may also be subject to disruptions of our systems arising from events that are wholly or partially beyond our control (including, for example, computer viruses or electrical or telecommunications outages), which may give rise to losses in service to customers and to financial loss or liability. We are further exposed to the risk that our external vendors may be unable to fulfill their contractual obligations (or will be subject to the same risk of fraud or operational errors by their respective employees as us) and to the risk that our (or our vendors') business continuity and data security systems prove to be inadequate. We maintain a system of comprehensive policies and a control framework designed to monitor vendor risks including, among other things, (i) changes in the vendor's organizational structure or internal controls, (ii) changes in the vendor's financial condition, (iii) changes in the vendor's support for existing products and services and (iv) changes in the vendor's strategic focus. While we believe these policies and procedures help to mitigate risk, the failure of an external vendor to perform in accordance with the contracted arrangements under service level agreements could be disruptive to our operations, which could have a material adverse impact on our business and, in turn, our financial condition and results of operations.

Our performance is largely dependent on the talents and efforts of highly skilled individuals. There is intense competition in the financial services industry for qualified employees. In addition, we face increasing competition with businesses outside the financial services industry for the most highly skilled individuals. Our business operations could be adversely affected if we are unable to attract new employees and retain and motivate our existing employees.

Severe Weather, Acts of Terrorism and Other External Events Could Significantly Impact Our Business.

A significant portion of our primary markets are located near coastal waters which could generate naturally occurring severe weather, or in response to climate change, that could have a significant impact on our ability to conduct business. Additionally, New York City and New Jersey remain central targets for potential acts of terrorism against the United States. Such events could affect the stability of our deposit base, impair the ability of borrowers to repay outstanding loans, impair the value of collateral securing loans, cause significant property damage, result in loss of revenue and/or cause us to incur additional expenses. Although we have established disaster recovery policies and procedures, the occurrence of any such event in the future could have a material adverse effect on our business, which, in turn, could have a material adverse effect on our financial condition and results of operations.

We Are Subject to Environmental Liability Risk Associated With Lending Activities.

A significant portion of our loan portfolio is secured by real property. During the ordinary course of business, we may foreclose on and take title to properties securing certain loans. In doing so, there is a risk that hazardous or toxic substances could be found on these properties. If hazardous or toxic substances are found, we may be liable for remediation costs, as well as for personal injury and property damage. Environmental laws may require us to incur substantial expenses and may materially reduce the affected property's value or limit our ability to use or sell the affected property. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase our exposure to environmental liability. Although we have policies and procedures to perform an environmental review prior to originating certain commercial real estate loans, as well as before initiating any foreclosure action on real property, these reviews may not be sufficient to detect all potential environmental hazards. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on our financial condition and results of operations.

We May Incur Future Losses in Connection With Repurchases and Indemnification Payments Related to Mortgages That We Have Sold Into the Secondary Market.

We engage in the origination of residential mortgages for sale into the secondary market. In connection with such sales, we make representations and warranties, which, if breached, may require us to repurchase such loans, substitute other loans or indemnify the purchasers of such loans for actual losses incurred in respect of such loans. The substantial decline in residential real estate values and the standards used by some originators has resulted in more repurchase requests to many secondary market participants from secondary market purchasers. Since January 1, 2006, we have originated and sold over 6,500 individual residential mortgages totaling approximately $1.1 billion. During this same period, we have received only two loan repurchase requests, of which both requests resulted in the repurchases of performing residential mortgages by Valley. The repurchases occurred during 2010 and one of the two loans was subsequently re-sold at a premium, while the other repurchased loan continues to perform to its contractual terms within our portfolio. As of December 31, 2010, no reserves pertaining to loans sold were established on our financial statements. While we currently believe our repurchase risk remains low based upon our careful loan underwriting and documentation standards, it is possible that requests to repurchase loans could occur in the future and such requests may have a negative financial impact on us.

Claims and Litigation Pertaining to Fiduciary Responsibility.

From time to time as part of Valley's normal course of business, customers make claims and take legal action against Valley based on actions or inactions of Valley. If such claims and legal actions are not resolved in a manner favorable to Valley, they may result in financial liability and/or adversely affect the market perception of Valley and its products and services. This may also impact customer demand for Valley's products and services. Any financial liability or reputation damage could have a material adverse effect on Valley's business, which, in turn, could have a material adverse effect on its financial condition and results of operations.

Item 1B. ***Unresolved Staff Comments***

None

Item 2. ***Properties***

We conduct our business at 198 retail banking center locations, with 169 in northern and central New Jersey and 29 in the New York City metropolitan area. We own 93 of our banking center facilities. The other facilities are leased for various terms. Additionally, we have 4 other properties located in New Jersey and New York City that were either owned or under contract to purchase or lease. We intend to develop these properties into new retail branch locations during 2011 and 2012.

Our principal business office is located at 1455 Valley Road, Wayne, New Jersey. Including our principal business office, we own four office buildings in Wayne, New Jersey and one building in Chestnut Ridge, New York which are used for various operations of Valley National Bank and its subsidiaries.

The total net book value of our premises and equipment (including land, buildings, leasehold improvements and furniture and equipment) was $265.6 million at December 31, 2010. We believe that all of our properties and equipment are well maintained, in good condition and adequate for all of our present and anticipated needs.

Item 3. ***Legal Proceedings***

In the normal course of business, we may be a party to various outstanding legal proceedings and claims. In the opinion of management, our financial condition, results of operations, and liquidity should not be materially affected by the outcome of such legal proceedings and claims.

Item 4. ***Removed***

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Our common stock is traded on the NYSE under the ticker symbol "VLY". The following table sets forth for each quarter period indicated the high and low sales prices for our common stock, as reported by the NYSE, and the cash dividends declared per common share for each quarter. The amounts shown in the table below have been adjusted for all stock dividends and stock splits.

	Year 2010			Year 2009		
	High	Low	Dividend	High	Low	Dividend
First Quarter	$15.10	$12.29	$0.18	$18.37	$ 7.66	$0.18
Second Quarter	16.19	13.52	0.18	14.73	10.30	0.18
Third Quarter	15.00	12.33	0.18	13.23	10.35	0.18
Fourth Quarter	14.55	12.46	0.18	13.65	11.06	0.18

There were 8,728 shareholders of record as of December 31, 2010.

Restrictions on Dividends

The timing and amount of cash dividends paid depend on our earnings, capital requirements, financial condition and other relevant factors. The primary source for dividends paid to our common stockholders is dividends paid to us from Valley National Bank. Federal laws and regulations contain restrictions on the ability of national banks, like Valley National Bank, to pay dividends. For more information regarding the restrictions on the Bank's dividends, see "Item 1. Business—Supervision and Regulation—Dividend Limitations" and "Item 1A. Risk Factors—We May Reduce or Eliminate the Cash Dividend on Our Common Stock" above, and Note 16 to the consolidated financial statements contained in Item 8 of this Annual Report. In addition, under the terms of the trust preferred securities issued by VNB Capital Trust I and GCB Capital Trust III, we cannot pay dividends on our common stock if we defer payments on the junior subordinated debentures which provide the cash flow for the payments on the trust preferred securities.

Performance Graph

The following graph compares the cumulative total return on a hypothetical $100 investment made on December 31, 2005 in: (a) Valley's common stock; (b) the Standard and Poor's ("S&P") 500 Stock Index; and (c) the Keefe, Bruyette & Woods' KBW50 Bank Index. The graph is calculated assuming that all dividends are reinvested during the relevant periods. The graph shows how a $100 investment would increase or decrease in value over time based on dividends (stock or cash) and increases or decreases in the market price of the stock.


Index of Total Returns
Valley
KBW 50
S&P 500
Dollars
160
140
120
100
80
60
40
12/05
12/06
12/07
12/08
12/09
12/10

	12/05	12/06	12/07	12/08	12/09	12/10
Valley	$ 100.00	$ 119.41	$ 93.65	$ 109.05	$ 84.98	$ 95.11
KBW 50	100.00	108.56	84.73	69.00	53.77	64.74
S&P 500	100.00	115.78	122.14	76.96	97.33	112.01

Issuer Repurchase of Equity Securities

The following table presents the purchases of equity securities by the issuer and affiliated purchasers during the three months ended December 31, 2010:

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans [(1)]	Maximum Number of Shares that May Yet Be Purchased Under the Plans[(1)]
October 1, 2010 to October 31, 2010	—	$ —	—	3,730,127
November 1, 2010 to November 30, 2010	20,143[(2)]	13.00	—	3,730,127
December 1, 2010 to December 31, 2010	500[(2)]	13.82	—	3,730,127
Total	20,643		—	

(1) On January 17, 2007, Valley publicly announced its intention to repurchase up to 4.3 million outstanding common shares in the open market or in privately negotiated transactions. The repurchase plan has no stated expiration date. No repurchase plans or programs expired or terminated during the three months ended December 31, 2010.

(2) Represents repurchases made in connection with the vesting of employee stock awards.

Equity Compensation Plan Information

The information set forth in Item 12 of Part III of this Annual Report under the heading "Equity Compensation Plan Information" is incorporated by reference herein.

Item 6. *Selected Financial Data*

The following selected financial data should be read in conjunction with Valley's consolidated financial statements and the accompanying notes thereto presented herein in response to Item 8 of this Annual Report.

	As of or for the Years Ended December 31,				
	2010	2009	2008	2007	2006
	(in thousands, except for share data)				
Summary of Operations:					
Interest income—tax equivalent basis [1]	$ 682,402	$ 717,411	$ 735,153	$ 731,188	$ 713,930
Interest expense	214,060	262,870	308,895	343,322	316,250
Net interest income—tax equivalent basis [1]	468,342	454,541	426,258	387,866	397,680
Less: tax equivalent adjustment	5,590	5,227	5,459	6,181	6,559
Net interest income	462,752	449,314	420,799	381,685	391,121
Provision for credit losses	49,456	47,992	28,282	11,875	9,270
Net interest income after provisions for credit losses	413,296	401,322	392,517	369,810	381,851
Non-interest income:					
Net impairment losses on securities recognized in earnings	(4,642)	(6,352)	(84,835)	(17,949)	(4,722)
Trading (losses) gains, net	(6,897)	(10,434)	3,166	7,399	1,208
Gains on sale of assets, net	619	605	518	16,051	3,849
Other non-interest income	102,247	88,432	84,407	83,527	71,729
Total non-interest income	91,327	72,251	3,256	89,028	72,064
Non-interest expense:					
FDIC insurance assessment	13,719	20,128	1,985	1,003	1,085
Goodwill impairment	—	—	—	2,310	—
Other non-interest expense	303,963	285,900	283,263	250,599	249,255
Total non-interest expense	317,682	306,028	285,248	253,912	250,340
Income before income taxes	186,941	167,545	110,525	204,926	203,575
Income tax expense	55,771	51,484	16,934	51,698	39,884
Net income	131,170	116,061	93,591	153,228	163,691
Dividends on preferred stock and accretion	—	19,524	2,090	—	—
Net income available to common stockholders	$ 131,170	$ 96,537	$ 91,501	$ 153,228	$ 163,691
Per Common Share [2]:					
Earnings per share:					
Basic	$ 0.81	$ 0.64	$ 0.64	$ 1.10	$ 1.16
Diluted	0.81	0.64	0.64	1.10	1.15
Dividends declared	0.72	0.72	0.72	0.72	0.70
Book value	8.02	7.80	7.20	6.84	6.77
Tangible book value [3]	5.89	5.80	5.04	5.37	5.26
Weighted average shares outstanding:					
Basic	161,059,906	151,675,691	143,805,528	139,215,889	141,657,890
Diluted	161,068,175	151,676,409	143,884,683	139,628,162	142,235,816
Ratios:					
Return on average assets	0.93%	0.81%	0.69%	1.25%	1.33%
Return on average shareholders' equity	10.32	8.64	8.74	16.43	17.24
Return on average tangible shareholders' equity [4]	13.97	11.34	11.57	21.17	22.26
Average shareholders' equity to average assets	9.00	9.40	7.94	7.58	7.72
Tangible common equity to tangible assets [5]	6.90	6.68	5.22	5.94	6.06
Efficiency ratio [6]	57.34	58.67	67.27	53.94	54.00
Dividend payout	88.89	113.43	114.29	65.35	60.71
Risk-based capital:					
Tier 1 capital	10.94%	10.64%	11.44%	9.55%	10.56%
Total capital	12.91	12.54	13.18	11.35	12.44
Leverage capital	8.31	8.14	9.10	7.62	8.10
Financial Condition:					
Assets	$ 14,143,826	$ 14,284,153	$ 14,718,129	$ 12,748,959	$ 12,395,027
Net loans	9,241,091	9,268,081	10,050,446	8,423,557	8,256,967
Deposits	9,363,614	9,547,285	9,232,923	8,091,004	8,487,651
Shareholders' equity	1,295,205	1,252,854	1,363,609	949,060	949,590

See Notes to the Selected Financial Data that follow.

Notes to Selected Financial Data

(1) In this report a number of amounts related to net interest income and net interest margin are presented on a tax equivalent basis using a 35 percent federal tax rate. Valley believes that this presentation provides comparability of net interest income and net interest margin arising from both taxable and tax-exempt sources and is consistent with industry practice and SEC rules.

(2) All per common share amounts reflect a five percent common stock dividend issued May 21, 2010, and all prior stock splits and dividends.

(3) This Annual Report on Form 10-K contains supplemental financial information which has been determined by methods other than U.S. GAAP that management uses in its analysis of our performance. Management believes these non-GAAP financial measures provide information useful to investors in understanding our underlying operational performance, our business and performance trends, and facilitates comparisons with the performance of others in the financial services industry. These non-GAAP financial measures should not be considered in isolation or as a substitute for or superior to financial measures calculated in accordance with U.S. GAAP.

Tangible book value per common share, which is a non-GAAP measure, is computed by dividing shareholders' equity less preferred stock, and less goodwill and other intangible assets by common shares outstanding as follows:

	At December 31,				
	2010	2009	2008	2007	2006
	(in thousands, except for share data)				
Common shares outstanding	161,460,596	160,637,298	148,863,994	138,743,092	140,217,480
Shareholders' equity	$ 1,295,205	$ 1,252,854	$ 1,363,609	$ 949,060	$ 949,590
Less: Preferred stock	—	—	291,539	—	—
Less: Goodwill and other intangible assets	343,541	320,729	321,100	204,547	211,355
Tangible common shareholders' equity	$ 951,664	$ 932,125	$ 750,970	$ 744,513	$ 738,235
Tangible book value per common share	$ 5.89	$ 5.80	$ 5.04	$ 5.37	$ 5.26

(4) Return on average tangible shareholders' equity, which is a non-GAAP measure, is computed by dividing net income by average shareholders' equity less average goodwill and average other intangible assets, as follows:

	Years Ended December 31,				
	2010	2009	2008	2007	2006
	($ in thousands)				
Net income	$ 131,170	$ 116,061	$ 93,591	$153,228	$163,691
Average shareholders' equity	1,270,778	1,342,790	1,071,358	932,637	949,613
Less: Average goodwill and other intangible assets	331,667	319,756	262,613	208,797	214,338
Average tangible shareholders' equity	$ 939,111	$1,023,034	$ 808,745	$723,840	$735,275
Return on average tangible shareholders' equity	13.97%	11.34%	11.57%	21.17%	22.26%

(5) Tangible common shareholders' equity to tangible assets, which is a non-GAAP measure, is computed by dividing tangible shareholders' equity (shareholders' equity less preferred stock, and less goodwill and other intangible assets) by tangible assets, as follows:

	At December 31,				
	2010	2009	2008	2007	2006
	($ in thousands)				
Tangible common shareholders' equity	$ 951,664	$ 932,125	$ 750,970	$ 744,513	$ 738,235
Total assets	14,143,826	14,284,153	14,718,129	12,748,959	12,395,027
Less: Goodwill and other intangible assets	343,541	320,729	321,100	204,547	211,355
Tangible assets	$13,800,285	$13,963,424	$14,397,029	$12,544,412	$12,183,672
Tangible common shareholders' equity to tangible assets	6.90%	6.68%	5.22%	5.94%	6.06%

(6) The efficiency ratio measures total non-interest expense as a percentage of net interest income plus total non-interest income.

Item 7. *Management's Discussion and Analysis ("MD&A") of Financial Condition and Results of Operations*

The purpose of this analysis is to provide the reader with information relevant to understanding and assessing Valley's results of operations for each of the past three years and financial condition for each of the past two years. In order to fully appreciate this analysis the reader is encouraged to review the consolidated financial statements and accompanying notes thereto appearing under Item 8 of this report, and statistical data presented in this document.

Cautionary Statement Concerning Forward-Looking Statements

This Annual Report on Form 10-K, both in the MD&A and elsewhere, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are not historical facts and include expressions about management's confidence and strategies and management's expectations about new and existing programs and products, acquisitions, relationships, opportunities, taxation, technology, market conditions and economic expectations. These statements may be identified by such forward-looking terminology as "should," "expect," "believe," "view," "opportunity," "allow," "continues," "reflects," "typically," "usually," "anticipate," or similar statements or variations of such terms. Such forward-looking statements involve certain risks and uncertainties and our actual results may differ materially from such forward-looking statements. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements in addition to those risk factors listed under the "Risk Factors" section of this Annual Report on Form 10-K include, but are not limited to:

- a continued weakness or unexpected decline in the U.S. economy, in particular in New Jersey and the New York Metropolitan area;
- higher than expected increases in our allowance for loan losses;
- higher than expected increases in loan losses or in the level of nonperforming loans;
- unexpected changes in interest rates;
- a continued or unexpected decline in real estate values within our market areas;
- declines in value in our investment portfolio;
- charges against earnings related to the change in fair value of our junior subordinated debentures;
- higher than expected FDIC insurance assessments;
- the failure of other financial institutions with whom we have trading, clearing, counterparty and other financial relationships;
- lack of liquidity to fund our various cash obligations;
- unanticipated reduction in our deposit base;
- potential acquisitions may disrupt our business;
- government intervention in the U.S. financial system and the effects of and changes in trade and monetary and fiscal policies and laws, including the interest rate policies of the Federal Reserve;
- legislative and regulatory actions (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and related regulations) subject us to additional regulatory oversight which may result in increased compliance costs and/or require us to change our business model;
- changes in accounting policies or accounting standards;
- our inability to promptly adapt to technological changes;
- our internal controls and procedures may not be adequate to prevent losses;
- claims and litigation pertaining to fiduciary responsibility, environmental laws and other matters;

- the possibility that the expected benefits of acquisitions will not be fully realized, including lower than expected cash flows from covered loans acquired in FDIC-assisted transactions; and
- other unexpected material adverse changes in our operations or earnings.

Critical Accounting Policies and Estimates

Our accounting and reporting policies conform, in all material respects, to U.S. GAAP. In preparing the consolidated financial statements, management has made estimates, judgments and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated statements of financial condition and results of operations for the periods indicated. Actual results could differ materially from those estimates.

Valley's accounting policies are fundamental to understanding management's discussion and analysis of its financial condition and results of operations. Our significant accounting policies are presented in Note 1 to the consolidated financial statements. We identified our policies for the allowance for loan losses, security valuations and impairments, goodwill and other intangible assets, and income taxes to be critical because management has to make subjective and/or complex judgments about matters that are inherently uncertain and could be most subject to revision as new information becomes available. Management has reviewed the application of these policies with the Audit and Risk Committee of Valley's Board of Directors.

The judgments used by management in applying the critical accounting policies discussed below may be affected by a further and prolonged deterioration in the economic environment, which may result in changes to future financial results. Specifically, subsequent evaluations of the loan portfolio, in light of the factors then prevailing, may result in material changes in the allowance for loan losses in future periods, and the inability to collect on outstanding loans could result in increased loan losses. In addition, the valuation of certain securities (including debt security valuations based on the expected future cash flows of their underlying collateral) in our investment portfolio could be negatively impacted by illiquidity or dislocation in marketplaces resulting in depressed market prices thus leading to further impairment losses.

Allowance for Loan Losses. The allowance for loan losses represents management's estimate of probable loan losses inherent in the loan portfolio and is the largest component of the allowance for credit losses which also includes management's estimated reserve for unfunded commercial letters of credit. Determining the amount of the allowance for loan losses is considered a critical accounting estimate because it requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends and conditions, all of which may be susceptible to significant change. Various banking regulators, as an integral part of their examination process, also review the allowance for loan losses. Such regulators may require, based on their judgments about information available to them at the time of their examination, that certain loan balances be charged off or require that adjustments be made to the allowance for loan losses when their credit evaluations differ from those of management. Additionally, the allowance for loan losses is determined, in part, by the composition and size of the loan portfolio which represents the largest asset type on the consolidated statements of financial condition.

Allowance for Loan Losses on Non-Covered Loans

The allowance for losses on non-covered loans relates only to loans which are not subject to the loss-sharing agreements with the FDIC. The allowance for losses on non-covered loans consists of the following:

- specific reserves for individually impaired loans;
- reserves for adversely classified loans, and higher risk rated loans that are not impaired loans; and
- reserves for other loans that are not impaired.

Our reserves on classified and non-classified loans also include reserves based on general economic conditions and other qualitative risk factors both internal and external to Valley, including changes in loan portfolio volume, the composition and concentrations of credit, new market initiatives, and the impact of competition on loan structuring and pricing.

Allowance for Loan Losses on Covered Loans

During 2010, we acquired loans in two FDIC-assisted transactions that are covered by loss-sharing agreements with the FDIC whereby we will be reimbursed for a substantial portion of any future losses. We evaluated the acquired covered loans and elected to account for them in accordance with Accounting Standards Codification ("ASC") Subtopic 310-30, "Loans and Debt Securities Acquired with Deteriorated Credit Quality," since all of these loans were acquired at a discount attributable, at least in part, to credit quality. The covered loans are initially recorded at their estimated fair values segregated into pools of loans sharing common risk characteristics, exclusive of the loss-sharing agreements with the FDIC. The fair values include estimates related to expected prepayments and the amount and timing of undiscounted expected principal, interest and other cash flows.

The covered loans are subject to our internal credit review. If and when unexpected credit deterioration occurs at the loan pool level subsequent to the acquisition date, a provision for credit losses for covered loans will be charged to earnings for the full amount of the decline in expected cash flows for the pool, without regard to the FDIC loss-sharing agreements. Under the accounting guidance of ASC Subtopic 310-30 for acquired credit impaired loans, the allowance for loan losses on covered loans is measured at each financial reporting date based on future expected cash flows. This assessment and measurement is performed at the pool level and not at the individual loan level. Accordingly, decreases in expected cash flows resulting from further credit deterioration on a pool of acquired covered loan pools as of such measurement date compared to those originally estimated are recognized by recording a provision and allowance for credit losses on covered loans. Subsequent increases in the expected cash flows of the loans in that pool would first reduce any allowance for loan losses on covered loans; and any excess will be accreted for prospectively as a yield adjustment. The portion of the additional estimated losses on covered loans that is reimbursable from the FDIC under the loss-sharing agreements is recorded in non-interest income and increases the FDIC loss-share receivable asset.

Note 1 to the consolidated financial statements describes the methodology used to determine the allowance for loan losses and a discussion of the factors driving changes in the amount of the allowance for loan losses is included in this MD&A.

Changes in Our Allowance for Loan Losses

Valley considers it difficult to quantify the impact of changes in forecast on its allowance for loan losses. However, management believes the following discussion may enable investors to better understand the variables that drive the allowance for loan losses, which amounted to $124.7 million at December 31, 2010.

For impaired credits, if the fair value of the collateral (for collateral dependent loans) or the present value of expected cash flows (for other impaired loans) were ten percent higher or lower, the allowance would have decreased $8.1 million and increased $9.4 million, respectively, at December 31, 2010.

If classified loan balances were ten percent higher or lower, the allowance would have increased or decreased by approximately $2.8 million, respectively, at December 31, 2010.

The credit rating assigned to each non-classified credit is an important variable in determining the allowance. If each non-classified credit were rated one grade worse, the allowance would have increased by approximately $10.2 million, while if each non-classified credit were rated one grade better there would be no change in the level of the allowance as of December 31, 2010. Additionally, if the historical loss factors used to calculate the allowance for non-classified loans were ten percent higher or lower, the allowance would have increased or decreased by approximately $7.0 million, respectively, at December 31, 2010.

A key variable in determining the allowance is management's judgment in determining the size of the allowances attributable to general economic conditions and other qualitative risk factors. At December 31, 2010, such allowances were 6.6 percent of the total allowance. If such allowances were ten percent higher or lower, the total allowance would have increased or decreased by $835 thousand, respectively, at December 31, 2010.

Security Valuations and Impairments. Management utilizes various inputs to determine the fair value of its investment portfolio. To the extent they exist, unadjusted quoted market prices in active markets (Level 1) or quoted prices on similar assets (Level 2) are utilized to determine the fair value of each investment in the portfolio. In the absence of quoted prices and liquid markets, valuation techniques would be used to determine fair value of any investments that require inputs that are both significant to the fair value measurement and unobservable (Level 3). Valuation techniques are based on various assumptions, including, but not limited to cash flows, discount rates, rate of return, adjustments for nonperformance and liquidity, and liquidation values. A significant degree of judgment is involved in valuing investments using Level 3 inputs. The use of different assumptions could have a positive or negative effect on our consolidated financial condition or results of operations. See Note 3 to the consolidated financial statements for more details on our security valuation techniques.

Management must periodically evaluate if unrealized losses (as determined based on the securities valuation methodologies discussed above) on individual securities classified as held to maturity or available for sale in the investment portfolio are considered to be other-than-temporary. The analysis of other-than-temporary impairment requires the use of various assumptions, including, but not limited to, the length of time an investment's book value is greater than fair value, the severity of the investment's decline, any credit deterioration of the investment, whether management intends to sell the security, and whether it is more likely than not that we will be required to sell the security prior to recovery of its amortized cost basis. Debt investment securities deemed to be other-than-temporarily impaired are written down by the impairment related to the estimated credit loss and the non-credit related impairment is recognized in other comprehensive income. Other-than-temporarily impaired equity securities are written down to fair value and a non-cash impairment charge is recognized in the period of such evaluation.

We recognized other-than-temporary impairment charges on securities of $4.6 million, $6.4 million, and $84.8 million in 2010, 2009, and 2008, respectively, as a reduction of non-interest income on the consolidated statements of income. See the "Investment Securities" section of this MD&A and Note 4 to the consolidated financial statements for additional analysis and discussion of our other-than-temporary impairment charges.

Goodwill and Other Intangible Assets. We record all assets, liabilities, and non-controlling interests in the acquiree in purchase acquisitions, including goodwill and other intangible assets, at fair value as of the acquisition date, and expense all acquisition related costs as incurred as required by ASC Topic 805, "Business Combinations." Goodwill totaling $317.9 million at December 31, 2010 is not amortized but is subject to annual tests for impairment or more often, if events or circumstances indicate it may be impaired. Other intangible assets totaling $25.7 million at December 31, 2010 are amortized over their estimated useful lives and are subject to impairment tests if events or circumstances indicate a possible inability to realize the carrying amount. Such evaluation of other intangible assets is based on undiscounted cash flow projections. The initial recording of goodwill and other intangible assets requires subjective judgments concerning estimates of the fair value of the acquired assets and assumed liabilities.

The goodwill impairment test is performed in two steps. The first step compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired; however, if the carrying amount of the reporting unit exceeds its fair value, an additional step must be performed. That additional step compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. The implied fair value of goodwill is determined in a manner similar to the amount of goodwill calculated in a business combination, i.e., by measuring the excess of the estimated fair value of the reporting unit, as determined in the first step above, over the aggregate estimated fair values of the individual assets, liabilities, and identifiable intangibles, as if the reporting unit was being acquired in a business combination at the impairment test date. An impairment loss is recorded to the extent that the carrying amount of goodwill exceeds its implied fair value. The loss establishes a new basis in the goodwill and subsequent reversal of goodwill impairment losses is not permitted.

Fair value may be determined using: market prices, comparison to similar assets, market multiples, discounted cash flow analysis and other determinants. Estimated cash flows may extend far into the future and, by their nature, are difficult to determine over an extended timeframe. Factors that may materially affect the estimates include, among others, competitive forces, customer behaviors and attrition, changes in revenue growth trends, cost structures and technology, and changes in discount rates, terminal values, and specific industry or market sector conditions.

To assist in assessing the impact of potential goodwill or other intangible asset impairment charges at December 31, 2010, the impact of a five percent impairment charge would result in a reduction in net income of approximately $17.2 million. See Note 9 to consolidated financial statements for additional information regarding goodwill and other intangible assets.

Income Taxes. We are subject to the income tax laws of the U.S., its states and municipalities. The income tax laws of the jurisdictions in which we operate are complex and subject to different interpretations by the taxpayer and the relevant government taxing authorities. In establishing a provision for income tax expense, we must make judgments and interpretations about the application of these inherently complex tax laws to our business activities, as well as the timing of when certain items may affect taxable income.

Our interpretations may be subject to review during examination by taxing authorities and disputes may arise over the respective tax positions. We attempt to resolve these disputes during the tax examination and audit process and ultimately through the court systems when applicable. We monitor relevant tax authorities and revise our estimate of accrued income taxes due to changes in income tax laws and their interpretation by the courts and regulatory authorities on a quarterly basis. Revisions of our estimate of accrued income taxes also may result from our own income tax planning and from the resolution of income tax controversies. Such revisions in our estimates may be material to our operating results for any given quarter.

The provision for income taxes is composed of current and deferred taxes. Deferred taxes arise from differences between assets and liabilities measured for financial reporting versus income tax return purposes. Deferred tax assets are recognized if, in management's judgment, their realizability is determined to be more likely than not. We perform regular reviews to ascertain the realizability of our deferred tax assets. These reviews include management's estimates and assumptions regarding future taxable income, which also incorporates various tax planning strategies. In connection with these reviews, if we determine that a portion of the deferred tax asset is not realizable, a valuation allowance is established. As of December 31, 2010, management has determined it is more likely than not that Valley will realize its net deferred tax assets and therefore valuation allowance was not established.

We maintain a reserve related to certain tax positions and strategies that management believes contain an element of uncertainty. We adjust our unrecognized tax benefits as necessary when additional information becomes available. Uncertain tax positions that meet the more-likely-than-not recognition threshold are measured to determine the amount of benefit to recognize. An uncertain tax position is measured based on the largest amount of benefit that management believes is more likely than not to be realized. It is possible that the reassessment of our unrecognized tax benefits may have a material impact on our effective tax rate in the period in which the reassessment occurs.

See Notes 1 and 14 to the consolidated financial statements and the "Income Taxes" section in this MD&A for an additional discussion on the accounting for income taxes.

New Authoritative Accounting Guidance. See Note 1 of the consolidated financial statements for a description of recent accounting pronouncements including the dates of adoption and the anticipated effect on our results of operations and financial condition.

Executive Summary

Although the year started as a continuation of the economic recession experienced in 2009, the economy began to improve during 2010, though at a rate that was insufficient to bring about a significant improvement in unemployment. The Federal Reserve maintained, and continues to support, a target range of zero to 0.25 percent for the federal funds rates due to current economic conditions. In November 2010, the Federal Reserve announced a large-scale asset purchase program for U.S. Treasury securities through 2011, aimed to keep interest rates low and reduce unemployment levels, as it attempts to accelerate the nation's economic recovery. We believe a low-rate, high unemployment environment would continue to challenge our business operations and results in many ways during 2011, as previously highlighted in Part I, Item 1A, "Risk Factors" above and the discussion below.

Net income available to common shareholders for the year ended December 31, 2010 was $131.2 million, or $0.81 per diluted common share, compared to $96.5 million in 2009, or $0.64 per diluted common share after $19.5 million in dividends and accretion on Valley preferred stock under the U.S. Treasury's TARP Capital Purchase Program which was fully redeemed in 2009. (All common share data is adjusted to reflect a five percent common stock dividend issued on May 21, 2010). The increase in net income was largely due to: (i) a 26.4 percent increase in non-interest income resulting primarily from post-acquisition date increases in our FDIC loss-share receivable, increased gains on sales of residential mortgage loans and investment securities, and lower net trading losses mainly due to a decline in non-cash mark to market losses on our junior subordinated debentures carried at fair value, (ii) higher net interest income, resulting from a widening of the net interest margin on an annual basis mainly caused by our interest bearing liabilities repricing quicker than our earning assets in a prolonged low interest rate environment, and (iii) a decline in the FDIC insurance assessment due to the industry-wide special assessment in 2009, partially offset by (iv) increases in salary and employee benefit expense, net occupancy and equipment expense, and professional and legal fees due, in part, to additional expenses related to the FDIC-assisted acquisitions of LibertyPointe Bank and The Park Avenue Bank in March 2010, as well as from de novo branch openings during the latter half of 2009 and 2010. Salary and employee benefit expense also increased due to the resumption of cash incentive compensation accruals during 2010 (as no non-contractual bonuses were accrued or awarded to employees for the 2009 period), normal annual employee salary increases in 2010, as well as higher pension and medical insurance costs incurred during 2010.

Loan growth in most loan categories remained a challenge for us during 2010 and a decline in our average loan balances as compared to the year ended December 31, 2009 resulted in a $18.2 million decrease in our tax equivalent interest income on loans. However, our loan portfolio totaled $9.4 billion at December 31, 2010 and remained relatively unchanged as compared to December 31, 2009 mainly due to $356.7 million in loans acquired in two FDIC-assisted transactions during the first quarter of 2010 for which Valley National Bank will share losses with the FDIC. The acquisition of the covered loans almost completely offset a $360.9 million decline in our non-covered loan portfolio from December 31, 2009. The majority of the decrease in non-covered loans was due to declines in our automobile and commercial real estate portfolios.

Growth within our commercial lending segment, which includes commercial, commercial real estate, and construction loans, and especially the commercial real estate portfolio, was challenged by persistently weak business loan demand within our New Jersey markets. We believe many of these borrowers are reluctant to expand their business operations or enter into new ventures until they see stronger signals of improvement in the economy and unemployment levels. The commercial real estate portfolio has experienced the biggest decline in volume within the segment as many of our commercial real estate borrowers continued to pay down lines of credit and accelerated payment of loan balances with their own excess liquidity. In response to soft demand, we have increased our business emphasis on co-op and multifamily loan lending in our markets. We believe there are profitable growth opportunities in these lending areas, that still offer sound credit metrics. Additionally, many of our commercial and industrial loan customers in New York appear less impacted by the current state of the economy and have begun to draw down on their lines of credit and invest in growing their companies during the fourth quarter of 2010. However, our New York jeweler trade customers continue to struggle with low demand due to the slow economy, as well as changes in spending habits of many consumers after the financial crisis.

Our consumer lending segment, which includes residential mortgage, home equity, automobile, and other consumer loans, declined $250.8 million from December 31, 2009 to December 31, 2010 mainly due to a $179.2 million decline in the auto portfolio. Auto balances declined due to several factors, including our high credit standards, acceptable loan to collateral value levels, and high unemployment levels. Additionally, in an attempt to build market share, some large competitors began to offer rates and terms that are well below levels we believe to be profitable, further impacting the level of our auto loan originations during the second half of 2010. These factors may continue to constrain the levels of our auto loan originations well into 2011.

Our residential mortgage originations continued to be one of the bright spots in the consumer lending segment, as we originated nearly $980 million in new and refinanced residential mortgages in 2010 as compared to approximately $640 million in 2009. Much of the 2010 loan volume was due to the success of our one-price refinancing program with total closing costs as low as $499 including title insurance fees. In the latter half of 2010, we also opened our first residential mortgage loan production office in Eastern Pennsylvania, and we anticipate further increases in origination activity in 2011 partly as a result of this geographic expansion outside of our normal New Jersey and New York City markets, dependent on the level of interest rates. Despite the increase in mortgage activity during 2010, our residential mortgage loan portfolio declined year over year as we elected to sell, or hold for sale many of the fixed-rate loan originations due to the low level of interest rates and our desire to manage the interest rate risk inherent in our balance sheet by minimizing the additions of such long-term low fixed-rate instruments to the loan portfolio. We may experience further declines in the entire loan portfolio during 2011 due to a prolonged economic recovery cycle, high unemployment, or due to certain of our asset/liability management strategies, including the sale of new residential mortgage loan originations due to the low level of interest rates. See more details in the "Loan Portfolio" section below.

Mindful of the difficult business environment and the higher delinquency rates reported throughout the banking industry, we believe our loan portfolio's performance remained at an acceptable level as of December 31, 2010. Total loans past due in excess of 30 days increased 0.16 percent to 1.77 percent of our total loan portfolio of $9.4 billion as of December 31, 2010 compared to 1.61 percent of total loans at December 31, 2009. Our non-accrual loans increased $13.1 million to $105.1 million, or 1.12 percent of total loans at December 31, 2010 as compared to $92.0 million, or 0.98 percent of total loans at December 31, 2009. The increased amount of non-accrual loans was mainly due to the weak economy. Although the timing of collection is uncertain, we believe most of our non-accrual loans are well secured and, ultimately, collectible. Our lending strategy is based on underwriting standards designed to maintain high credit quality; however, due to the potential for future credit deterioration caused by a prolonged economic recovery and high levels of unemployment, management cannot provide assurance that our non-performing assets will not continue to increase from the levels reported as of December 31, 2010. See "Non-performing Assets" section below for further analysis of our credit quality.

Lack of loan growth and the low level of interest rates has proved challenging, from an asset and liability management perspective, for Valley and many other financial institutions during 2010. However, net interest income, the primary driver of our earnings, grew to $462.8 million, a 3.0 percent increase from the prior year. Much of the increase came from a 59 basis point decline in our costs of interest bearing deposits caused, in part, by the Federal Reserve's efforts to maintain a low level of interest rates in 2010 and the maturity of higher cost time deposits. Our net interest margin and net interest income increased each of the first three quarters of 2010 primarily due to repricing of time deposits at lower rates. However, our net interest margin began to show signs of interest rate pressures during the fourth quarter of 2010 as it declined 15 basis points to 3.63 percent (on a fully tax equivalent basis) from the third quarter of 2010, and net interest income declined $4.7 million (on a fully tax equivalent basis) during the same period. The declines were mainly due to normal repricing activity, sales and balance reductions within our loan and investment security portfolios due to the low-rate environment and a decrease in interest income recognized on covered loans, which more than offset the continued reduction in high cost time deposits. See more details in the "Net Interest Income" section below.

Our net impairment charges on investment securities declined $1.7 million from 2009 to $4.6 million for the year ended December 31, 2010. Although our impairment charges on investment securities continued to decline in 2010, our investment portfolio still contains a large amount of private label mortgage-backed securities, trust preferred securities, and other bank issued investment securities with a higher than normal risk of future impairment charges due to, among other factors, a prolonged U.S. economic recovery and its potential negative effect on the future performance of these bank issuers and/or the underlying mortgage loan collateral. See the "Investment Securities" section below and Note 4 to the consolidated financial statements for further analysis of our investment portfolio.

Our non-interest expense was positively impacted by a $6.4 million decline in the FDIC insurance assessment during 2010 due to the industry-wide special assessment levied in 2009. Bank failures, totaling 140 institutions in 2009, led to the depletion of the FDIC's insurance fund and resulted in a large increase in our FDIC insurance assessment expense for 2009, including a $6.5 million special assessment. In 2010, this negative trend continued as the number of bank failures increased to 151 institutions. Weak economic conditions, and potentially the negative impact of past lending practices, continued to adversely influence the operating results of many financial institutions. In addition, the FDIC has continued to report additional bank failures during 2011. The FDIC may impose additional special assessments for future quarters or may further increase the FDIC standard assessments, which could adversely affect our non-interest expense in 2011 and beyond.

The financial markets are in the midst of unprecedented change due to current and future regulatory and market reform, including new regulations outlined under the Dodd-Frank Act, and a slow economic recovery unseen in past U.S. recessions. These changes will impact us and our competitors, and will challenge the way we both do business in the future. We believe our current capital position, ability to evaluate credit and other investment opportunities, conservative balance sheet, and commitment to excellent customer service will afford us a competitive advantage in the future. Additionally, we are well positioned to move quickly on market expansion opportunities as they may arise, through possible acquisitions of other institutions, or failed banks within New Jersey and the New York City Metropolitan area.

Net Interest Income

Net interest income consists of interest income and dividends earned on interest earning assets less interest expense paid on interest bearing liabilities and represents the main source of income for Valley. The net interest margin on a fully tax equivalent basis is calculated by dividing tax equivalent net interest income by average interest earning assets and is a key measurement used in the banking industry to measure income from interest earning assets. The net interest margin was 3.69 percent, for the year ended December 31, 2010, an increase of 20 basis points compared to 2009. As a continuation of 2009, our 2010 efforts to control our funding costs coupled with a low interest rate environment allowed us to decrease the interest rates paid on savings, NOW, and money market accounts, while maturing high cost certificates of deposit also repriced at lower interest rates. Additionally, lower rates on customer repos balances mostly contributed to an 80 basis point decline in the cost of short-term borrowings during 2010. Offsetting the positive impact of the lower costs of funds, a decline in average earning asset balances mainly caused by low levels of new loan demand for most loan types and a 13 basis point decline in the yield on average earning assets both negatively impacted our interest income and our ability to further expand the net interest margin. Both the declines in cost and yield continued during all of 2010 as the level of interest rates remained low due to, in part, the Federal Reserve's continued efforts to revive the

U.S. economy and maintain the target federal funds rate at a historical low rate range of between zero to 0.25 percent since the fourth quarter of 2008. However, our fourth quarter net interest income and net interest margin declined significantly from the third quarter of 2010 due to a decline in interest income caused by the prepayment and some sales of higher yielding loans and investment securities, loan refinance activity in the current low interest rate environment, a decline in accretion on pooled covered loans resulting from lower average balances, and a general lack of loan growth with the exception of our residential mortgage loan portfolio. During 2010, we continued to actively shorten the duration of interest earning assets and reduce the credit risk of our balance sheet by (i) mainly reinvesting normal principal paydowns on higher yield investments in short duration and lower yielding securities, primarily consisting of residential mortgage-backed securities issued by Ginnie Mae and U.S. Treasury securities, and (ii) continued to sell the majority of our refinanced and new residential mortgage loan originations with low fixed interest rates in the secondary market. Management expects the maintenance of its short-term positioning of the balance sheet to enhance our ability to benefit from expanded growth in the economy and potential increases in future interest rates. However, management cannot guarantee that its asset/ liability management strategies will prevent future declines in the net interest margin or net interest income, even if the economy continues to recover or a rise in interest rates were to occur.

Net interest income on a tax equivalent basis increased $13.8 million to $468.3 million for 2010 compared with $454.5 million for 2009. During 2010, a 41 basis point decline in interest rates paid on average interest bearing liabilities and lower average interest bearing liabilities positively impacted our net interest income, but were partially offset by a 66 basis point decline in the yield on average investments, a 5 basis point decline in the yield on average loans, and lower average loan balances as compared to 2009. Market interest rates on interest bearing deposits trended lower in 2010 as a result of the Federal Reserve's commitment to its monetary policy and the excess liquidity in the marketplace. Additionally, many of our higher cost time deposits continued to mature and, if renewed, repriced at lower interest rates in 2010.

Our earning asset portfolio is comprised of both fixed-rate and adjustable-rate loans and investments. Many of our earning assets are priced based upon the prevailing treasury rates, the Valley prime rate (set by Valley management based on various internal and external factors) or on the U.S. prime interest rate as published in The Wall Street Journal. On average, the 10 year treasury rate decreased from 3.24 percent in 2009 to 3.20 percent in 2010, negatively impacting our yield on average loans as new and renewed fixed-rate loans were originated at lower interest rates in 2010. However, Valley's prime rate and the U.S. prime rate have remained at 4.50 percent and 3.25 percent, respectively, since the fourth quarter of 2008. Our U.S. prime rate based loan portfolio should have an immediate positive impact on the yield of our average earning assets if the prime rate begins to move upward in 2011, while an increase in treasury rates should also have a positive, but more gradual, effect on our interest income based on our ability to originate new and renewed fixed rate loans. We do not expect our Valley prime rate portfolio to have an immediate benefit to our interest income in a rising interest rate environment due to its current level above the U.S. prime rate. We also expect interest income on many of our residential mortgage-backed securities with unamortized purchase premiums to improve if interest rates were to move upward and prepayment speeds on the underlying mortgages decline. The decline in prepayments will lengthen the expected life of each security and reduce the amount of premium amortization expense recognized against interest income each period.

Average loans totaling $9.5 billion for the year ended December 31, 2010 decreased $230.9 million as compared to 2009 mainly due to declines in our commercial real estate and automobile loan portfolios. Average investment securities increased $74.3 million, or 2.5 percent in 2010 as compared to the year ended December 31, 2009 due to reinvestment of excess liquidity from the decline in loan demand. The decline in average loan balances during 2010 and a 5 basis point decline in yield on such loans contributed to an $18.2 million decrease in interest income on a tax equivalent basis for loans for the year ended December 31, 2010 compared with 2009. Interest income on a tax equivalent basis for investment securities also decreased $16.2 million due to a 66 basis point decline in yield caused by normal principal paydowns and sales of higher yield securities which were mainly reinvested in shorter term and lower yield securities as we continued to reduce our repricing risk during 2010 and maintain an acceptable level of asset sensitivity on our balance sheet in the event of a rise in market interest rates. The decline in yield on investment securities was partially mitigated by the increase in average investment securities during 2010 as we reallocated some of our excess liquidity from loan principal paydowns and interest bearing cash balances at the Federal Reserve.

Average interest bearing liabilities decreased $221.8 million to $10.4 billion for the year ended December 31, 2010 from the same period in 2009 mainly due to the maturity of high cost time deposits and lower average short-term borrowings caused by higher levels of short-term FHLB advances outstanding during the first half of 2009 due to liquidity concerns caused by the financial crisis. Average long-term borrowings (including junior subordinated debentures issued to capital trusts) also decreased $52.7 million from 2009 mainly due to the maturity of certain long-term positions in FHLB advances that we entered into during the second quarter of 2008. Partially offsetting these decreases, was an increase in average savings, NOW, and money market account balances as compared to 2009 mainly due to additional retail deposits generated from our 19 de novo branches opened over the last three year period and other existing branches as household savings appeared to remain strong due to the current economic conditions. The cost of time deposits, and short-term borrowings and savings, NOW, and money market accounts decreased 88, 80, and 19 basis points, respectively, during 2010 due to the low level of market interest rates throughout 2010. Additionally, we anticipate that maturing higher cost time deposits will continue to have some benefit to our interest margin in the first quarter of 2011.

The net interest margin on a tax equivalent basis was 3.69 percent for the year ended December 31, 2010 compared with 3.49 percent for the year ended December 31, 2009. The change was mainly attributable to a decrease in interest rates paid on all interest bearing liabilities, run-off of higher cost time deposits and higher average investment balances, partially offset by lower yields on average investments and loans. The yield on average interest earning assets decreased 13 basis points while average interest rates paid on interest bearing liabilities decreased 41 basis points causing a 20 basis point increase in the net interest margin for Valley as compared to the year ended December 31, 2009.

During the fourth quarter of 2010, net interest income on a tax equivalent basis decreased $4.7 million and the net interest margin declined 15 basis points when compared with the third quarter of 2010. The linked quarter decrease was primarily due to a decline in interest income caused by the prepayment and sale of higher yielding loans and investment securities, loan refinance activity in the current low interest rate environment, a decline in the accretion on pooled covered loans resulting from lower average pool balances, and a general lack of loan growth with the exception of our residential mortgage loan portfolio. The excess liquidity from the loan and investment prepayments and sales contributed to a $96.9 million increase in average federal funds sold and other interest bearing deposits yielding only 0.26 percent during the fourth quarter of 2010. We anticipate lower levels of excess liquidity in the first quarter of 2011 which should positively impact our net interest income and margin; however, expected yields on new loans and investments will continue to be at levels below current portfolio yields due to the current interest rate environment. The lower yields on new loans is expected to be partially offset by higher forecasted cash flows on certain pools of covered loans in future periods that are performing better than was originally expected at the acquisition dates (see Note 5 to the consolidated financial statements for additional information). Interest expense on time deposits declined $986 thousand due to maturing high cost time deposits and lower average balances, and partially mitigated the negative impact of the decrease in interest income during the quarter. Overall, the low level of interest rates combined with the continued short-term positioning of interest earning assets is expected to put pressure on our net interest margin results during 2011. To mitigate these factors, management may deploy several asset/liability management strategies, including a reduction in the sales of mortgage loan originations based on acceptable levels of credit risk and terms, or an increase in the competitive pricing of certain targeted loan products without compromising our high underwriting standards. We also expect a continued decline in the average rate of our time deposits due to the maturity of higher rate certificates of deposit to have a positive impact on our net interest margin.

The following table reflects the components of net interest income for each of the three years ended December 31, 2010, 2009 and 2008:

ANALYSIS OF AVERAGE ASSETS, LIABILITIES AND SHAREHOLDERS' EQUITY AND NET INTEREST INCOME ON A TAX EQUIVALENT BASIS

	2010			2009			2008		
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	($ in thousands)								
Assets									
Interest earning assets:									
Loans [1][2]	$ 9,474,994	$543,017	5.73%	$ 9,705,909	$561,265	5.78%	$ 9,386,987	$572,944	6.10%
Taxable investments [3]	2,641,869	123,021	4.66	2,700,744	140,305	5.20	2,561,299	144,497	5.64
Tax-exempt investments [1][3]	405,730	15,948	3.93	272,520	14,896	5.47	253,560	15,522	6.12
Federal funds sold and other interest bearing deposits	157,163	416	0.26	352,473	945	0.27	182,779	2,190	1.20
Total interest earning assets	12,679,756	682,402	5.38	13,031,646	717,411	5.51	12,384,625	735,153	5.94
Allowance for loan losses	(110,776)			(99,716)			(80,436)		
Cash and due from banks	310,908			249,877			228,216		
Other assets	1,225,837			1,113,420			988,040		
Unrealized gains (losses) on securities available for sale, net	13,505			(17,270)			(31,982)		
Total assets	$14,119,230			$14,277,957			$13,488,463		
Liabilities and Shareholders' Equity									
Interest bearing liabilities:									
Savings, NOW and money market deposits	$ 4,171,782	$ 19,126	0.46%	$ 3,836,709	$ 24,894	0.65%	$ 3,536,655	$ 45,961	1.30%
Time deposits	2,897,793	55,798	1.93	3,325,800	93,403	2.81	3,171,057	117,152	3.69
Total interest bearing deposits	7,069,575	74,924	1.06	7,162,509	118,297	1.65	6,707,712	163,113	2.43
Short-term borrowings	194,587	1,345	0.69	270,776	4,026	1.49	555,524	10,163	1.83
Long-term borrowings [4]	3,099,807	137,791	4.45	3,152,515	140,547	4.46	3,092,524	135,619	4.39
Total interest bearing liabilities	10,363,969	214,060	2.07	10,585,800	262,870	2.48	10,355,760	308,895	2.98
Non-interest bearing deposits	2,428,089			2,251,784			1,981,744		
Other liabilities	56,394			97,583			79,601		
Shareholders' equity	1,270,778			1,342,790			1,071,358		
Total liabilities and shareholders' equity	$14,119,230			$14,277,957			$13,488,463		
Net interest income/interest rate spread [5]		468,342	3.31%		454,541	3.03%		426,258	2.96%
Tax equivalent adjustment		(5,590)			(5,227)			(5,459)	
Net interest income, as reported		$462,752			$449,314			$420,799	
Net interest margin [6]			3.65%			3.45%			3.40%
Tax equivalent effect			0.04			0.04			0.04
Net interest margin on a fully tax equivalent basis [6]			3.69%			3.49%			3.44%

(1) Interest income is presented on a tax equivalent basis using a 35 percent federal tax rate.
(2) Loans are stated net of unearned income and include non-accrual loans.
(3) The yield for securities that are classified as available for sale is based on the average historical amortized cost.
(4) Includes junior subordinated debentures issued to capital trusts which are presented separately on the consolidated statements of condition.
(5) Interest rate spread represents the difference between the average yield on interest earning assets and the average cost of interest bearing liabilities and is presented on a fully tax equivalent basis.
(6) Net interest income as a percentage of total average interest earning assets.

The following table demonstrates the relative impact on net interest income of changes in the volume of interest earning assets and interest bearing liabilities and changes in rates earned and paid by Valley on such assets and liabilities. Variances resulting from a combination of changes in volume and rates are allocated to the categories in proportion to the absolute dollar amounts of the change in each category.

CHANGE IN NET INTEREST INCOME ON A TAX EQUIVALENT BASIS

	Years Ended December 31,					
	2010 Compared to 2009			2009 Compared to 2008		
	Change Due to Volume	Change Due to Rate	Total Change	Change Due to Volume	Change Due to Rate	Total Change
	(in thousands)					
Interest income:						
Loans*	$(13,266)	$ (4,982)	$(18,248)	$19,064	$(30,743)	$(11,679)
Taxable investments	(3,003)	(14,281)	(17,284)	7,613	(11,805)	(4,192)
Tax-exempt investments*	5,982	(4,930)	1,052	1,110	(1,736)	(626)
Federal funds sold and other interest bearing deposits	(517)	(12)	(529)	1,174	(2,419)	(1,245)
Total (decrease) increase in interest income	(10,804)	(24,205)	(35,009)	28,961	(46,703)	(17,742)
Interest expense:						
Savings, NOW and money market deposits	2,028	(7,796)	(5,768)	3,616	(24,683)	(21,067)
Time deposits	(10,923)	(26,682)	(37,605)	5,485	(29,234)	(23,749)
Short-term borrowings	(924)	(1,757)	(2,681)	(4,495)	(1,642)	(6,137)
Long-term borrowings and junior subordinated debentures	(2,344)	(412)	(2,756)	2,654	2,274	4,928
Total (decrease) increase in interest expense	(12,163)	(36,647)	(48,810)	7,260	(53,285)	(46,025)
Increase in net interest income	$ 1,359	$ 12,442	$ 13,801	$21,701	$ 6,582	$ 28,283

* Interest income is presented on a fully tax equivalent basis using a 35 percent federal tax rate.

Non-Interest Income

The following table presents the components of non-interest income for the years ended December 31, 2010, 2009, and 2008:

	Years Ended December 31,		
	2010	2009	2008
		(in thousands)	
Trust and investment services	$ 7,665	$ 6,906	$ 7,161
Insurance commissions	11,334	10,224	10,053
Service charges on deposit accounts	25,691	26,778	28,274
Gains on securities transactions, net	11,598	8,005	5,020
Net impairment losses on securities recognized in earnings	(4,642)	(6,352)	(84,835)
Trading (losses) gains, net:			
Trading securities	(1,056)	5,394	(10,883)
Junior subordinated debentures carried at fair value	(5,841)	(15,828)	15,243
FHLB advances carried at fair value	—	—	(1,194)
Total trading (losses) gains, net	(6,897)	(10,434)	3,166
Fees from loan servicing	4,919	4,839	5,236
Gains on sales of loans, net	12,591	8,937	1,274
Gains on sales of assets, net	619	605	518
Bank owned life insurance ("BOLI")	6,166	5,700	10,167
Change in FDIC loss-share receivable	6,268	—	—
Other	16,015	17,043	17,222
Total non-interest income	$91,327	$ 72,251	$ 3,256

Non-interest income represented 12.0 percent and 9.2 percent of total interest income plus non-interest income for 2010 and 2009, respectively. For the year ended December 31, 2010, non-interest income increased $19.1 million, compared with 2009, due to the change in the carrying value of the FDIC loss-share receivable, higher gains on sales of residential mortgage loans, and a decrease in net trading losses. See the "Results of Operations—2009 Compared to 2008" section below for the discussion and analysis of changes in our non-interest income from 2008 to 2009.

Service charges on deposit accounts decreased $1.1 million, or 4.1 percent to $25.7 million for the year ended December 31, 2010 as compared to 2009 mainly due to a decrease in non-sufficient funds charges and overdraft protection fees. The decline in these fees reflects both better account management by our customers caused, in part, by economic uncertainty and higher savings rates, and new regulatory restrictions on overdraft charges enacted during the third quarter of 2010 (as previously noted Item 1A, "Risk Factors" above). The new regulations prohibit financial institutions from charging consumers fees for paying overdrafts on automated teller machine and one time debit card transactions, unless a consumer consents to the overdraft service for those types of transactions. During the second half of 2010, a large number of customers "opted in" to our standard overdraft practice, and partially mitigated the negative impact of the rule changes on our ability to collect these fees. We believe additional customers will opt into our overdraft program once they have a need for the product. However, we may continue to experience declines in such fees during 2011 and be unable to generate sufficient other service charges to offset the reduction in fees.

Net gains on securities transactions increased $3.6 million to $11.6 million for the year ended December 31, 2010, as compared to $8.0 million for 2009. The majority of the net gains in 2010 relates to $7.0 million in gains recognized during the fourth quarter of 2010 primarily due to the sale of approximately $46 million in residential mortgage-backed securities (deemed by Valley to have a high risk of prepayment in the short-term) issued by Freddie Mac and Fannie Mae classified as available for sale, as well as gains realized on $15 million in trust preferred securities that were called for early redemption. We also sold $75 million in U.S. Treasury securities classified as available for sale during the second quarter of 2010, and recognized a $3.7 million gain. During 2009, the majority of the net gains were recognized during the fourth quarter as we sold certain corporate debt and residential mortgage-backed securities classified as available for sale to reduce both the overall credit and re-pricing risk exposures of our investment portfolio.

Net impairment losses on securities declined $1.7 million to $4.6 million for the year ended December 31, 2010 as compared to $6.4 million for 2009 mainly due to a $3.5 million decrease in non-cash credit impairment charges on private label mortgage-backed securities classified as available for sale as compared to 2009, partially offset by a $2.2 million increase in credit impairment charges on two previously impaired pooled trust preferred securities. The large amount of other-than-temporary impairment charges incurred during 2008 were mainly due to a decline in the value of Freddie Mac and Fannie Mae perpetual preferred securities caused by the U.S. Government placing these entities into conservatorship and suspending their preferred stock dividends. See the "Other-Than-Temporarily Impaired Securities" section below and Note 4 to the consolidated financial statements for further details.

Our net trading gains and losses usually represent the non-cash mark to market valuations of a small number of single-issuer trust preferred securities held in our trading securities portfolio and the non-cash mark to market valuation of our junior subordinated debentures (issued by VNB Capital Trust I) carried at fair value. Net trading losses decreased $3.5 million to $6.9 million for the year ended December 31, 2010, as compared to $10.4 million for 2009. The decrease was primarily caused by a $10.0 million decrease in non-cash mark to market losses on our junior subordinated debentures carried at fair value. This decrease was partially offset by a $6.5 million decline in net gains on trading securities to a net loss of $1.1 million in 2010 as compared to a net gain of 5.4 million in 2009 mainly caused by non-cash mark to market losses recognized on trading securities in 2010 and $3.2 million in gains realized on the sale of trading securities in 2009.

Net gains on sales of loans increased $3.7 million during the year ended December 31, 2010 as compared to 2009. The increase was mainly the result of a $3.9 million gain recognized on sale of approximately $83 million of conforming residential mortgage loans to Fannie Mae during the fourth quarter of 2010. These loans were transferred from our loan portfolio to loans held for sale during the third quarter of 2010. The decision to sell these loans was based on the likelihood that such loans would prepay in the short-term due to the current low level of interest rates.

The Bank and the FDIC share in the losses on loans and real estate owned as part of the loss-sharing agreements entered into on both of our FDIC-assisted transactions in March 2010. The asset arising from the loss-sharing agreements is referred to as the "FDIC loss-share receivable" on our consolidated statements of financial condition (See Note 2 to the consolidated financial statements). Within the non-interest income category, we may recognize income or expense related to the change in the FDIC loss-share receivable resulting from a change in the estimated credit losses on the pools of covered loans, as well as non-interest income related to the discount accretion resulting from the present value of the receivable recorded at the acquisition dates. During 2010, the $6.3 million in non-interest income recognized on the change in FDIC loss-share receivable represents a $5.1 million increase in the FDIC loss-share receivable due to additional estimated credit losses and discount accretion totaling $1.2 million.

Non-Interest Expense

The following table presents the components of non-interest expense for the years ended December 31, 2010, 2009, and 2008:

	Years Ended December 31,		
	2010	2009	2008
		(in thousands)	
Salary and employee benefits expense	$176,106	$163,746	$157,876
Net occupancy and equipment expense	61,765	58,974	54,042
FDIC insurance assessment	13,719	20,128	1,985
Amortization of other intangible assets	7,721	6,887	7,224
Professional and legal fees	10,137	7,907	8,241
Advertising	4,052	3,372	2,697
Other	44,182	45,014	53,183
Total non-interest expense	$317,682	$306,028	$285,248

Non-interest expense increased $11.7 million to $317.7 million for the year ended December 31, 2010 from $306.0 million for 2009. The increase in 2010 was mainly attributable to increases in salary and employee benefits expense of $12.4 million, net occupancy and equipment expense of $2.8 million, and professional and legal fees of $2.3 million. These increases were partially offset by a $6.4 million decrease in the FDIC insurance assessment. See the "Results of Operations—2009 Compared to 2008" section below for the discussion and analysis of changes in our non-interest expense from 2008 to 2009.

Salary and employee benefits expense increased $12.4 million to $176.1 million in 2010 as compared to $163.8 million in 2009. The increase was due to several factors, including the resumption of cash incentive compensation accruals during 2010 (as no non-contractual bonuses were accrued or awarded to employees for the 2009 period), normal annual employee salary increases in 2010, additional staffing costs related to the two FDIC-assisted transactions in March 2010, as well as increases in both pension and medical insurance costs during 2010.

Net occupancy and equipment expense increased $2.8 million to $61.8 million for the year ended December 31, 2010 as compared to $59.0 million for 2009. The increase was due, in part, to additional expenses incurred related to the two FDIC-assisted transactions in March 2010, as well as from de novo branch openings during the latter half of 2009 and 2010.

Amortization of other intangible assets increased by $834 thousand in 2010, mainly due to the recognition of a $551 thousand net impairment charge on certain loan servicing rights during 2010 as compared to $80 thousand during 2009, and $468 thousand of additional amortization expense related to core deposit intangibles acquired in the FDIC-assisted transactions in March 2010.

Our FDIC insurance assessment decreased $6.4 million for the year ended December 31, 2010, as compared to the same period in 2009 as a result of a special assessment totaling $6.5 million during the second quarter of 2009. The special assessment was imposed on all insured depository institutions during 2009 due to the depletion of the Federal Deposit Insurance Fund caused by the costs associated with numerous bank failures resulting from the financial crisis.

Professional and legal fees increased $2.2 million during 2010 as compared to 2009. This increase was mainly due to general increases caused by the two FDIC-assisted transactions and other corporate matters.

Over the last several years, we have maintained a branch expansion plan which focuses on expanding our presence in the New Jersey counties and towns neighboring our current office locations, as well as in New York

City boroughs of Manhattan, Brooklyn and Queens. We opened 2 and 7 de novo branches during 2010 and 2009, respectively, excluding the branches acquired in the FDIC-assisted transactions. Also in the latter half of 2010, we opened our first residential mortgage loan production office in Eastern Pennsylvania, in an effort to expand outside of our normal markets within New Jersey and New York City. Generally, new branches and loan production offices add future franchise value; however, for new branches the additional operating costs and capital requirements normally have a negative impact on non-interest expense and net income for several years until such operations become individually profitable.

The efficiency ratio measures total non-interest expense as a percentage of net interest income plus non-interest income. Our efficiency ratio for the year ended December 31, 2010 was 57.34 percent compared to 58.67 percent in 2009. The decrease in the efficiency ratio for 2010 as compared to 2009 was mainly attributable to increases in both net interest income and non-interest income in 2010, partially offset by the aforementioned increases to our non-interest expense. We strive to maintain a low efficiency ratio through diligent management of our operating expenses and balance sheet. We believe this non-GAAP measure provides a meaningful comparison of our operational performance, and facilitates investors' assessments of business performance and trends in comparison to our peers in the banking industry.

Income Taxes

Income tax expense was $55.8 million and $51.5 million for the years ended December 31, 2010 and 2009, respectively. However, the effective tax rate decreased to 29.8 percent for the 2010 annual period from 30.7 percent for 2009. The decrease in the effective tax rate from the 2009 period is mainly due to an increase in our investment in tax credits.

Management expects that our adherence to the income tax guidelines under U.S. GAAP will continue to result in increased volatility in our future quarterly and annual effective income tax rates because U.S. GAAP requires that any change in judgment or change in measurement of a tax position taken in a prior annual period be recognized as a discrete event in the period in which it occurs. Factors that could impact management's judgment include changes in income tax laws and regulations, and tax planning strategies. For 2011, we anticipate that our effective tax rate will approximate 31 percent.

Business Segments

We have four business segments that we monitor and report on to manage our business operations. These segments are consumer lending, commercial lending, investment management, and corporate and other adjustments. Our reportable segments have been determined based upon Valley's internal structure of operations and lines of business. Certain business units have been combined for segment information reporting purposes where the nature of the products and services, and type of customer are similar. The Wealth Management Division, comprised of trust, asset management, insurance services, and broker-dealer (our broker-dealer subsidiary was sold on March 31, 2008) is included in the consumer lending segment.

Each business segment is reviewed routinely for its asset growth, contribution to income before income taxes and return on average interest earning assets and impairment (if events or circumstances indicate a possible inability to realize the carrying amount). Expenses related to the branch network, all other components of retail banking, along with the back office departments of our subsidiary bank are allocated from the corporate and other adjustments segment to each of the other three business segments. Interest expense and internal transfer expense (for general corporate expenses) are allocated to each business segment utilizing a "pool funding" methodology, whereas each segment is allocated a uniform funding cost based on each segments' average earning assets outstanding for the period. The financial reporting for each segment contains allocations and reporting in line with our operations, which may not necessarily be comparable to any other financial institution. The accounting for each segment includes internal accounting policies designed to measure consistent and reasonable financial reporting, and may not necessarily conform to U.S. GAAP. Furthermore, changes in management structure or allocation methodologies and procedures may result in changes in reported segment financial data. See Note 19 to the consolidated financial statements for segments' financial data.

Consumer lending. The consumer lending segment is mainly comprised of residential mortgages, home equity loans and automobile loans. The duration of the residential mortgage loan portfolio is subject to movements in the market level of interest rates and forecasted prepayment speeds. The average weighted life of the automobile loans within the portfolio is relatively unaffected by movements in the market level of interest rates. However, the average life may be impacted by the availability of credit within the automobile marketplace and consumer demand for purchasing new or used automobiles.

Average assets at December 31, 2010 decreased year over year by $454.6 million to $3.3 billion, as compared to $3.8 billion at December 31, 2009. This decrease reflects the decline in automobile loan volumes resulting from several factors, including our high credit standards, acceptable loan to collateral value levels, and high unemployment levels. During 2010, we continued to sell the majority of our refinanced and new residential loan originations with low fixed interest rates in the secondary market. We also transferred $83 million in conforming residential mortgage loans to loans held for sale, and subsequently sold them to Fannie Mae in the fourth quarter of 2010.

Income before income taxes decreased $723 thousand to $64.3 million for the year ended December 31, 2010 as compared with the same period in 2009. The return on average interest earning assets before income taxes increased 22 basis points to 1.94 percent compared with 1.72 percent for 2009 period. For the year ended December 31, 2010, net interest income decreased $13.3 million to $129.2 million as compared to $142.5 million for 2009. This decrease was mainly a result of the aforementioned decline in average assets, and a decrease in yield, only partially offset by the decline in our cost of funds. The provision for loan losses decreased $6.6 million to $14.6 million primarily due to lower automobile loan net charge-offs coupled with declines of loan balances in most consumer loan categories. Non-interest income increased year over year by $4.3 million mainly due to the increased gains on the sale of residential mortgage loans sold into the secondary market.

The net interest margin increased by 12 basis points to 3.89 percent as a result of a 22 basis point decrease in interest yield on loans, partially offset by a decline of 34 basis points in costs associated with our funding sources, primarily driven by lower interest rates on most interest-bearing deposit products and higher average non-interest bearing deposit balances.

Commercial lending. The commercial lending segment is mainly comprised of floating rate and adjustable rate commercial and industrial loans, as well as fixed rate owner occupied and commercial real estate loans. Due to the portfolio's interest rate characteristics, commercial lending is Valley's most sensitive business segment to movements in market interest rates.

For the year ended December 31, 2010, income before income taxes increased $12.3 million to $93.9 million compared with the year ended December 31, 2009, primarily due to an increase in net interest income, partially offset by increases in the provision for loan losses, non-interest expense and internal transfer expense. Net interest income increased $31.5 million during 2010 primarily due to a $223.7 million increase in average interest earning assets and an increase of 4 basis points in the interest yield on loans. For the year ended December 31, 2010 the provision for loan losses increased $8.0 million to $34.9 million as compared to 2009. The higher provision for credit losses was mainly attributable to a $6.4 million provision for covered loans (i.e., loans subject to our loss-sharing agreements with the FDIC) during the fourth quarter of 2010 due to the credit impairment of certain loan pools caused by declines in the expected cash flows. In addition, the provision for credit losses includes an increase in the specific reserve for impaired loans.

Net interest margin increased 38 basis points in 2010 mainly as a result of a 34 basis point decrease in costs associated with our funding sources and the aforementioned 4 basis points increase in interest yield on loans as compared to the 2009 period. The return on average interest earning assets before income taxes was 1.53 percent compared with 1.37 percent for the prior year period.

Investment management. The investment management segment is mainly comprised of fixed rate investments, trading securities, and depending on our liquid cash position, federal funds sold and interest-bearing deposits with banks (primarily the Federal Reserve Bank of New York). The fixed rate investments are one of Valley's least sensitive assets to changes in market interest rates. However, as we continue to shift the composition of the investment portfolio to shorter-duration securities, the sensitivity to market interest rates will increase. Net gains and losses on the change in fair value of trading securities and net impairment losses on securities are reflected in the corporate and other adjustments segment.

For the year ended December 31, 2010, income before income taxes decreased $4.1 million to $51.3 million compared with the year ended December 31, 2009 primarily due to a 34 basis point decrease in the yield on average investments. The decline in investment yields was mainly attributable to reinvestment and new investment in the current low interest rate environment, coupled with management's desire to reduce the duration of the portfolio while simultaneously diminishing the capital required for the portfolio. As a result of this strategy during 2010, the principal paydowns on higher yielding investments were reinvested in shorter duration and lower yielding securities, including U.S. Treasury securities and residential mortgage-backed securities issued by Ginnie Mae. The reinvestment in securities at lower rates also resulted in a decrease in the return on average interest earning assets before income tax to 1.60 percent for the year ended December 31, 2010 compared with 1.67 percent for 2009. Average investments decreased $121.0 million to $3.2 billion for the year ended December 31, 2010, due to normal principal paydowns and lower average balances held on deposit at the Federal Reserve due to less excess liquidity.

Corporate segment. The corporate and other adjustments segment represents income and expense items not directly attributable to a specific segment, including trading and securities gains (losses), and net impairment losses on securities not reported in the investment management segment above, interest expense related to the junior subordinated debentures issued to capital trusts, the change in fair value of Valley's junior subordinated debentures carried at fair value, interest expense related to $100 million in subordinated notes, as well as income and expense from derivative financial instruments.

The loss before income taxes for the corporate segment decreased $11.9 million to $22.6 million for the year ended December 31, 2010 from $34.4 million loss for 2009. Non-interest income increased $13.8 million from 2009 mainly due to $6.3 million in non-interest income recognized on the change in the FDIC loss-share receivable due to the additional estimated credit losses and our recognition of discount accretion resulting from the present value of the receivable recorded at the dates of our FDIC-assisted transactions. The increase in non-interest income was also due to an increase of $3.6 million in net gains on securities transactions resulting from the sale of approximately $46 million in residential mortgage-backed securities issued by Freddie Mac and Fannie Mae and $15 million in callable trust preferred securities that were redeemed before maturity. A $3.5 million decrease in net trading losses mainly caused by the effect of the mark to market valuation of our junior subordinated debentures carried at fair value, partially offset by a change in fair value of our trading securities, also positively impacted non-interest income recognized in 2010 as compared to 2009.

ASSET/LIABILITY MANAGEMENT

Interest Rate Sensitivity

Our success is largely dependent upon our ability to manage interest rate risk. Interest rate risk can be defined as the exposure of our interest rate sensitive assets and liabilities to the movement in interest rates. Our Asset/Liability Management Committee is responsible for managing such risks and establishing policies that monitor and coordinate our sources and uses of funds. Asset/Liability management is a continuous process due to the constant change in interest rate risk factors. In assessing the appropriate interest rate risk levels for us, management weighs the potential benefit of each risk management activity within the desired parameters of liquidity, capital levels and management's tolerance for exposure to income fluctuations. Many of the actions undertaken by management utilize fair value analysis and attempts to achieve consistent accounting and economic benefits for financial assets and their related funding sources. We have predominately focused on managing our interest rate risk by attempting to match the inherent risk and cash flows of financial assets and liabilities. Specifically, management employs multiple risk management activities such as the level of lower yielding new residential mortgage originations retained in our mortgage portfolio through sales in the secondary market, change in product pricing levels, change in desired maturity levels for new originations, change in balance sheet composition levels as well as several other risk management activities.

We use a simulation model to analyze net interest income sensitivity to movements in interest rates. The simulation model projects net interest income based on various interest rate scenarios over a twelve and twenty-four month period. The model is based on the actual maturity and re-pricing characteristics of rate sensitive assets and liabilities. The model incorporates certain assumptions which management believes to be reasonable regarding the impact of changing interest rates and the prepayment assumptions of certain assets and liabilities as of December 31, 2010. The model assumes changes in interest rates without any proactive change in the composition or size of the balance sheet by management. In the model, the forecasted shape of the yield curve remains static as of December 31, 2010. The impact of interest rate derivatives, such as interest rate swaps and caps, is also included in the model.

Our simulation model is based on market interest rates and prepayment speeds prevalent in the market as of December 31, 2010. Although the size of Valley's balance sheet is forecasted to remain static as of December 31, 2010 in our model, the composition is adjusted to reflect new interest earning assets and funding originations coupled with rate spreads utilizing our actual originations during 2010. The model utilizes an immediate parallel shift in the market interest rates at December 31, 2010.

The following table reflects management's expectations of the change in our net interest income over the next twelve months period in light of the aforementioned assumptions:

	Estimated Change in Future Net Interest Income	
Changes in Interest Rates	Dollar Change	Percentage Change
(in basis points)	($ in thousands)	
+200	$ 5,328	1.15%
+100	(945)	(0.20)
-100	(11,281)	(2.43)

The assumptions used in the net interest income simulation are inherently uncertain. Actual results may differ significantly from those presented in the table above, due to the frequency and timing of changes in interest rates, and changes in spreads between maturity and re-pricing categories. Overall, our net interest income is affected by changes in interest rates and cash flows from our loan and investment portfolios. We actively manage these cash flows in conjunction with our liability mix, duration and rates to optimize the net interest income, while structuring the balance sheet in response to actual or potential changes in interest rates. Additionally, our net interest income is impacted by the level of competition within our marketplace. Competition can increase the cost of deposits and negatively impact the level of interest rates attainable on loans, which may result in downward pressure on our net interest margin in future periods. Other factors, including, but not limited to, the slope of the yield curve and projected cash flows will impact our net interest income results and may increase or decrease the level of asset sensitivity of our balance sheet.

Convexity is a measure of how the duration of a financial instrument changes as market interest rates change. Potential movements in the convexity of bonds held in our investment portfolio, as well as the duration of the loan portfolio may have a positive or negative impact to our net interest income in varying interest rate environments. As a result, the increase or decrease in forecasted net interest income may not have a linear relationship to the results reflected in the table above. Management cannot provide any assurance about the actual effect of changes in interest rates on our net interest income.

As noted in the table above, we are more susceptible to a decrease in interest rates under a scenario with an immediate parallel change in the level of market interest rates than an increase in interest rates under the same assumptions. However, we believe that a 100 basis point decrease in interest rates as of December 31, 2010 is unlikely given current interest rate levels. A 100 basis point immediate increase in interest rates is projected to decrease net interest income over the next twelve months by only 0.20 percent. The lack of balance sheet sensitivity to such a move in interest rates, is due, in part, to the fact that many of our adjustable rate loans are tied to the Valley prime rate (set by management) which currently exceeds the U.S. prime rate by 125 basis points. Additional information regarding our use of these prime rates is located under the "Net Interest Income" section above. Other factors, including, but not limited to, the slope of the yield curve and projected cash flows will impact our net interest income results and may increase or decrease the level of asset sensitivity of our balance sheet.

Although we do not expect our Valley prime rate loan portfolio to have an immediate benefit to our interest income in a rising interest rate environment, we positioned a large portion of our investment portfolio in short-duration securities and residential mortgage-backed securities that will allow us to benefit from a potential rise in interest rates. Specifically, we expect interest income on many of our residential mortgage-backed securities with unamortized purchase premiums to improve if interest rates were to move upward and prepayment speeds on the underlying mortgages decline. The decline in prepayments will lengthen the expected life of each security and reduce the amount of premium amortization expense recognized against interest income each period.

Our interest rate caps designated as cash flow hedging relationships, are designed to protect us from upward movements in interest rates on certain deposits and short-term borrowings based on the prime and effective federal funds rates. Our interest rate swaps designated as cash flow hedging relationships, are designed to protect us from upward movements in interest rates on certain deposits based on the prime rate. We have interest rate caps with a $200 million notional value, which protect us from upward increases in interest rates on certain deposits and short-term borrowings, and are accounted for as cash flow hedges. During 2010, Valley also entered into cash flow hedge interest rate swaps that are 1-year forward starting, 5-year term, with a notional value of $200 million (pay fixed, receive floating rates). The floating rate leg of the transaction is indexed to the prime rate as reported by the Federal Reserve Bank. All of these actions have expanded the expected net interest income benefits in a rising interest rate environment. However, due to the current low level of interest rates, the strike rate of these instruments, and the forward effective date applicable to the swaps, the cash flow hedge interest rate caps and swaps are expected to have little impact over the next twelve month period on our net interest income. See Note 15 to the consolidated financial statements for further details on our derivative transactions.

The following table sets forth the amounts of interest earning assets and bearing liabilities, outstanding on December 31, 2010 and their associated fair values. The expected cash flows are categorized based on each financial instruments anticipated maturity or interest rate reset date. The amount of assets and liabilities shown, which reprice or mature during a particular period, were determined based on the earlier of the term to repricing or the term to repayment, inclusive of the impact of market level prepayment speeds.

INTEREST RATE SENSITIVITY ANALYSIS

	Rate	2011	2012	2013	2014	2015	Thereafter	Total Balance	Fair Value
					($ in thousands)				
Interest sensitive assets:									
Interest bearing deposits with banks	0.25%	$ 63,657	$ —	$ —	$ —	$ —	$ —	$ 63,657	$ 63,657
Investment securities held to maturity	4.10	709,127	280,694	150,250	115,579	77,778	590,565	1,923,993	1,898,872
Investment securities available for sale	4.36	347,186	175,926	91,196	79,496	50,208	291,270	1,035,282	1,035,282
Trading securities	8.00	—	—	—	—	—	31,894	31,894	31,894
Loans held for sale	4.12	58,958	—	—	—	—	—	58,958	58,958
Loans	5.64	3,906,671	1,271,427	1,162,247	824,423	609,104	1,591,923	9,365,795	9,159,770
Total interest sensitive assets	5.27%	$5,085,599	$1,728,047	$1,403,693	$1,019,498	$737,090	$2,505,652	$12,479,579	$12,248,433
Interest sensitive liabilities:									
Deposits:									
Savings, NOW and money market	0.40%	$1,418,805	$ 772,747	$ 772,747	$ 380,722	$190,361	$ 571,082	$ 4,106,464	$ 4,106,464
Time	1.81	1,937,864	340,134	117,601	126,891	148,643	61,718	2,732,851	2,783,680
Short-term borrowings	0.45	192,318	—	—	—	—	—	192,318	195,360
Long-term borrowings	4.20	210,358	28,000	26,000	—	400,000	2,269,500	2,933,858	3,201,090
Junior subordinated debentures	7.65	—	—	—	—	—	186,922	186,922	187,480
Total interest sensitive liabilities	2.01%	$3,759,345	$1,140,881	$ 916,348	$ 507,613	$739,004	$3,089,222	$10,152,413	$10,474,074
Interest sensitivity gap		$1,326,254	$ 587,166	$ 487,345	$ 511,885	$ (1,914)	$ (583,570)	$ 2,327,166	$ 1,774,359
Ratio of interest sensitive assets to interest sensitive liabilities		1.35:1	1.51:1	1.53:1	2.01:1	1.00:1	0.81:1	1.23:1	1.17:1

Expected maturities are contractual maturities adjusted for all projected payments of principal. For investment securities, loans, long-term borrowings and junior subordinated debentures, expected maturities are based upon contractual maturity or call dates, projected repayments and prepayments of principal. The prepayment experience reflected herein is based on historical experience combined with market consensus expectations derived from independent external sources. The actual maturities of these instruments could vary substantially if future prepayments differ from historical experience or current market expectations. Repricing data for each instrument reflects the contractual interest rate/reset date. For non-maturity deposit liabilities, in accordance with standard industry practice and our historical experience, "decay factors" were used to estimate deposit runoff. Our cash flow derivatives are designed to protect us from upward movement in interest rates on certain deposits and short-term borrowings. The interest rate sensitivity table reflects the sensitivity at current interest rates. As a result, the notional amount of our derivatives is not included in the table. We use various assumptions to estimate fair values. See Note 3 of the consolidated financial statements for further discussion of fair value measurements.

The total gap re-pricing within one year as of December 31, 2010 was a positive $1.3 billion, representing a ratio of interest sensitive assets to interest sensitive liabilities of 1.35:1. Current market prepayment speeds and balance sheet management strategies implemented throughout 2010 have allowed us to maintain our asset sensitivity level reported in the table above comparable to December 31, 2009. The total gap re-pricing position, as reported in the table above, reflects the projected interest rate sensitivity of our principal cash flows based on market conditions as of December 31, 2010. As the market level of interest rates and associated prepayment speeds move, the total gap re-pricing position will change accordingly, but not likely in a linear relationship. Management does not view our one year gap position as of December 31, 2010 as presenting an unusually high risk potential, although no assurances can be given that we are not at risk from interest rate increases or decreases.

Liquidity

Bank Liquidity. Liquidity measures the ability to satisfy current and future cash flow needs as they become due. A bank's liquidity reflects its ability to meet loan demand, to accommodate possible outflows in deposits, and to fund operating costs and other corporate cash commitments. Liquidity management is monitored by our Asset/Liability Management Committee and the Investment Committee of the Board of Directors of Valley National Bank, which review historical funding requirements, current liquidity position, sources and stability of funding, marketability of assets, options for attracting additional funds, and anticipated future funding needs, including the level of unfunded commitments. Our goal is to maintain sufficient asset-based liquidity to cover potential funding requirements in order to minimize our dependence on volatile and potentially unstable funding markets.

Valley National Bank has no required regulatory liquidity ratios to maintain; however, it adheres to an internal liquidity policy. Our liquidity policy maintains that we may not have a ratio of loans to deposits in excess of 120 percent and non-core funding (which generally includes certificates of deposits $100 thousand and over, federal funds purchased, repurchase agreements and Federal Home Loan Bank advances) greater than 50 percent of total assets. At December 31, 2010, we were in compliance with the foregoing policies.

On the asset side of the balance sheet, we have numerous sources of liquid funds in the form of cash and due from banks, interest bearing deposits with banks (including the Federal Reserve Bank of New York), investment securities held to maturity maturing within one year, investment securities available for sale, trading securities, loans held for sale, and, from time to time, federal funds sold. The residential mortgage-backed securities portfolio is a significant source of our liquidity through the monthly cash flow of principal and interest. The liquid assets totaled approximately $1.7 billion and $2.2 billion at December 31, 2010 and 2009, respectively, representing 13.5 percent and 17.4 percent of earning assets, and 11.9 percent and 15.5 percent of total assets at December 31, 2010 and 2009, respectively. Of the $1.7 billion of liquid assets at December 31, 2010, approximately $519 million of liquid investment securities classified as available for sale were pledged to counterparties to support our earning asset funding strategies.

Additional liquidity is derived from scheduled loan payments of principal and interest, as well as prepayments received. Loan principal payments are projected to be approximately $3.1 billion over the next twelve months. Asset liquidity is further enhanced by our ability to sell conforming residential mortgages from our existing loan portfolio. As a contingency plan for significant funding needs, liquidity could also be derived from the temporary curtailment of lending activities.

On the liability side of the balance sheet, we utilize multiple sources of funds to meet liquidity needs. Our core deposit base, which generally excludes certificates of deposit over $100 thousand as well as brokered certificates of deposit, represents the largest of these sources. Core deposits averaged approximately $8.3 billion and $8.0 billion for the years ended December 31, 2010 and 2009, representing 65.8 percent and 61.7 percent of average earning assets at December 31, 2010 and 2009, respectively. The level of interest bearing deposits is affected by interest rates offered, which is often influenced by our need for funds and the need to match the maturities of assets and liabilities.

The following table lists, by maturity, all certificates of deposit of $100 thousand and over at December 31, 2010:

	2010
	(in thousands)
Less than three months	$ 355,118
Three to six months	204,368
Six to twelve months	319,212
More than twelve months	299,317
Total	$1,178,015

Additional funding may be provided from short-term borrowings in the form of federal funds purchased obtained through our well established relationships with several correspondent banks. While there are no firm lending commitments currently in place, we believe that we could borrow up to approximately $1.0 billion for a short time from these banks on a collective basis. At December 31, 2010, we had no outstanding federal funds purchased. The Bank is also a member of the Federal Home Loan Bank of New York and has the ability to borrow in the form of FHLB advances secured by pledges of residential mortgage-backed securities and a blanket assignment of qualifying residential mortgage loans. Furthermore, we are able to obtain overnight borrowings from the Federal Reserve Bank via the discount window as a contingency for additional liquidity. During 2010, we expanded our ability to borrow from the discount window as we provided additional collateral loans consisting primarily of commercial and industrial loans. At December 31, 2010, our borrowing capacity under the Fed's discount window was approximately $948 million as compared to $390 million at the same time one year ago.

We also have access to other short-term and long-term borrowing sources to support our asset base, such as securities sold under agreements to repurchase ("repos"), treasury tax and loan accounts. Short-term borrowings decreased by $23.8 million to $192.3 million at December 31, 2010 compared to $216.1 million at December 31, 2009 due to a $23.2 million decrease in short-term repos and a $582 thousand decrease in the treasury tax and loan accounts. At December 31, 2010, all short-term repos represent customer deposit balances being swept into this vehicle overnight. See Note 11 to the consolidated financial statements for more detail on our borrowed funds.

The following table sets forth information regarding Valley's short-term repos at the dates and for the years ended December 31, 2010, 2009, and 2008:

	2010	2009	2008
		($ in thousands)	
Securities sold under agreements to repurchase:			
Average balance outstanding	$184,021	$203,585	$418,518
Maximum outstanding at any month-end during the period	186,633	215,182	437,272
Balance outstanding at end of period	183,295	206,542	335,510
Weighted average interest rate during the period	0.72%	0.91%	1.51%
Weighted average interest rate at the end of the period	0.47	0.67	0.81

Corporation Liquidity. Valley's recurring cash requirements primarily consist of dividends to common shareholders and interest expense on junior subordinated debentures issued to capital trusts. These cash needs are routinely satisfied by dividends collected from Valley National Bank, along with cash flows from investment securities held at the holding company. See Note 16 to the consolidated financial statements regarding restrictions on such subsidiary bank dividends. Projected cash flows from these sources are expected to be adequate to pay common dividends, if declared, and interest expense payable to capital trusts, given the current capital levels and current profitable operations of the bank subsidiary.

As part of our on-going asset/liability management strategies, Valley could use cash to repurchase shares of its outstanding common stock under its share repurchase program, using Valley's own funds and/or dividends received from the Bank, as well as new borrowed funds or capital issuances.

Investment Securities Portfolio

Securities are classified as held to maturity and carried at amortized cost when Valley has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold before maturity, and are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income, net of tax. Available for sale securities are not considered trading account securities, but rather are securities which may be sold on a non-routine basis. Securities classified as trading are held primarily for sale in the short term or as part of our balance sheet management strategies and are carried at fair value, with unrealized gains and losses included immediately in the net trading gains and losses category of non-interest income. Valley determines the appropriate classification of securities at the time of purchase. The decision to purchase or sell securities is based upon the current assessment of long and short-term economic and financial conditions, including the interest rate environment and other statement of financial condition components. Securities with limited marketability and/or restrictions, such as Federal Home Loan Bank and Federal Reserve Bank stocks, are carried at cost and are included in other assets.

At December 31, 2010, our investment portfolio was comprised of U.S Treasury securities, U.S. government agencies, tax-exempt issues of states and political subdivisions, residential mortgage-backed securities (including 19 private label mortgage-backed securities), single-issuer trust preferred securities principally issued by bank holding companies ("bank issuers") (including three pooled securities), corporate bonds primarily issued by banks, and perpetual preferred and common equity securities issued by banks. There were no securities in the name of any one issuer exceeding 10 percent of shareholders' equity, except for residential mortgage-backed securities issued by U.S. government sponsored agencies, including Fannie Mae, Freddie Mac and Ginnie Mae.

Among other securities, our investments in the private label mortgage-backed securities, trust preferred securities, perpetual preferred securities, equity securities, and bank issued corporate bonds may pose a higher risk of future impairment charges to us as a result of the persistently weak U.S. economy and its potential negative effect on the future performance of these bank issuers and/or the underlying mortgage loan collateral. Additionally, some bank issuers of trust preferred securities may elect to defer future payments of interest on such securities either based upon recommendations by the U.S. Government and the banking regulators or management decisions driven by potential liquidity needs. Such elections by issuers of securities within our investment portfolio could adversely affect securities valuations and result in future impairment charges if collection of deferred and accrued interest (or principal upon maturity) is deemed unlikely by management. Although these securities may pose a greater risk of impairment charges, many of the bank issuers of trust preferred securities within our investment portfolio were allowed by their bank regulators to exit the U.S. Treasury's TARP Capital Purchase Program, and their capital ratios are at or above the minimum amounts to be considered "well-capitalized" under current regulatory guidelines. For the small number of bank issuers within our portfolio that remain TARP participants, dividend payments to trust preferred security holders are senior to and payable before dividends can be paid on the preferred stock issued under the TARP Capital Purchase Program. See the "Other-Than-Temporary Impairment Analysis" section below for further details.

Investment securities at December 31, 2010, 2009, and 2008 were as follows:

	2010	2009	2008
		(in thousands)	
Held to maturity:			
U.S. Treasury securities	$ 100,161	$ —	$ —
U.S. government agency securities	—	—	24,958
Obligations of states and political subdivisions	387,280	313,360	201,858
Residential mortgage-backed securities	1,114,469	936,385	593,275
Trust preferred securities	269,368	281,836	281,824
Corporate and other debt securities	52,715	52,807	52,822
Total investment securities held to maturity (amortized cost)	$1,923,993	$1,584,388	$1,154,737
Available for sale:			
U.S. Treasury securities	$ 163,810	$ 276,285	$ —
U.S. government agency securities	88,800	—	102,564
Obligations of states and political subdivisions	29,462	33,411	48,191
Residential mortgage-backed securities	610,358	940,505	1,215,386
Trust preferred securities	41,083	36,412	29,347
Corporate and other debt securities	53,961	19,042	5,157
Total debt securities	987,474	1,305,655	1,400,645
Equity securities	47,808	46,826	34,797
Total investment securities available for sale (fair value)	$1,035,282	$1,352,481	$1,435,442
Trading:			
Trust preferred securities	$ 31,894	$ 32,950	$ 34,236
Total trading securities (fair value)	$ 31,894	$ 32,950	$ 34,236
Total investment securities	$2,991,169	$2,969,819	$2,624,415

As of December 31, 2010, we had $1.0 billion of securities classified as available for sale, a decrease of $317.2 million from December 31, 2009 due, in part, to our reinvestment of normal principal paydowns into U.S. Treasury securities and residential mortgage-backed securities primarily issued by Ginnie Mae that were classified as held to maturity during 2010. We increased our holdings of these government guaranteed securities classified as held to maturity to help reduce credit risk and potential volatility in our balance sheet.

At December 31, 2010, we had $1.1 billion and $610.4 million of residential mortgage-backed securities classified as held to maturity and available for sale securities, respectively. The majority of these residential mortgage-backed securities held by us are guaranteed by federal agencies. The residential mortgage-backed securities included $5.8 million and $98.3 million of private label mortgage-backed securities classified as held to maturity and available for sale securities, respectively.

Our trading securities portfolio consists of 4 single-issuer bank trust preferred securities with fair values of $31.9 million and $33.0 million at December 31, 2010 and 2009, respectively.

The following table presents the maturity distribution schedule with its corresponding weighted-average yields of held to maturity and available for sale securities at December 31, 2010:

	0-1 year		1-5 years		5-10 years		over 10 years		Total	
	Amount (1)	Yield (2)	Amount (1)	Yield (2)	Amount (1)	Yield (2)	Amount (1)	Yield (2)	Amount (1)	Yield (2)
	($ in thousands)									
Held to maturity [1]:										
U.S. Treasury securities	$ —	—%	$ —	—%	$ 66,273	3.27%	$ 33,888	3.70%	$ 100,161	3.39%
Obligations of states and political subdivisions [3]	186,617	1.61	34,486	5.76	65,658	5.63	100,519	5.66	387,280	3.71
Residential mortgage-backed securities [4]	—	—	19	9.44	16,922	4.80	1,097,528	3.50	1,114,469	3.52
Trust preferred securities	—	—	—	—	—	—	269,368	6.81	269,368	6.81
Corporate and other debt securities	507	6.24	28,175	5.87	15,050	8.49	8,983	7.39	52,715	6.88
Total	$187,124	1.62%	$62,680	5.81%	$163,903	4.85%	$1,510,286	4.26%	$1,923,993	4.10%
Available for sale:										
U.S. Treasury securities	$100,627	0.71%	$63,183	1.49%	$ —	—%	$ —	—%	$ 163,810	1.01%
U.S. government agency securities	—	—	—	—	50,144	1.14	38,656	3.41	88,800	2.09
Obligations of states and political subdivisions [3]	6,145	6.68	3,448	7.34	9,604	3.62	10,265	4.19	29,462	4.89
Residential mortgage-backed securities [4]	378	7.67	5,012	6.22	68,566	5.12	536,402	5.47	610,358	5.43
Trust preferred securities	—	—	—	—	—	—	41,083	3.53	41,083	3.53
Corporate and other debt securities	2,050	5.87	11,051	3.51	27,062	4.73	13,798	4.18	53,961	4.23
Total [5]	$109,200	1.17%	$82,694	2.29%	$155,376	3.67%	$ 640,204	5.17%	$ 987,474	4.24%

(1) Held to maturity amounts are presented at amortized costs, stated at cost less principal reductions, if any, and adjusted for accretion of discounts and amortization of premiums. Available for sale amounts are presented at fair value.

(2) Average yields are calculated on a yield-to-maturity basis.

(3) Average yields on obligations of states and political subdivisions are generally tax-exempt and calculated on a tax-equivalent basis using a statutory federal income tax rate of 35 percent.

(4) Residential mortgage-backed securities are shown using stated final maturity.

(5) Excludes equity securities, which do not have maturities.

The residential mortgage-backed securities portfolio is a significant source of our liquidity through the monthly cash flow of principal and interest. Mortgage-backed securities, like all securities, are sensitive to change in the interest rate environment, increasing and decreasing in value as interest rates fall and rise. As interest rates fall, the potential increase in prepayments can reduce the yield on the mortgage-backed securities portfolio, and reinvestment of the proceeds will be at lower yields. Conversely, rising interest rates may reduce cash flows from prepayments and extend anticipated duration of these assets. We monitor the changes in interest rates, cash flows and duration, in accordance with our investment policies. Management seeks out investment securities with an attractive spread over our cost of funds.

Other-Than-Temporary Impairment Analysis

We may be required to record impairment charges on our investment securities if they suffer a decline in value that is considered other-than-temporary. Numerous factors, including lack of liquidity for re-sales of certain investment securities, absence of reliable pricing information for investment securities, adverse changes in business climate, adverse actions by regulators, or unanticipated changes in the competitive environment could have a negative effect on our investment portfolio and may result in other-than-temporary impairment on our investment securities in future periods.

Other-than-temporary impairment means we believe the security's impairment is due to factors that could include its inability to pay interest or dividends, its potential for default, and/or other factors. As a result of the current authoritative accounting guidance, when a held to maturity or available for sale debt security is assessed for other-than-temporary impairment, we have to first consider (i) whether we intend to sell the security, and (ii) whether it is more likely than not that we will be required to sell the security prior to recovery of its amortized cost basis. If one of these circumstances applies to a security, an other-than-temporary impairment loss is recognized in the statement of income equal to the full amount of the decline in fair value below amortized cost. If neither of these circumstances applies to a security, but we do not expect to recover the entire amortized cost basis, an other-than-temporary impairment loss has occurred that must be separated into two categories: (i) the amount related to credit loss, and (ii) the amount related to other factors. In assessing the level of other-than-temporary impairment attributable to credit loss, we compare the present value of cash flows expected to be collected with the amortized cost basis of the security. As discussed above, the portion of the total other-than-temporary impairment related to credit loss is recognized in earnings, while the amount related to other factors is recognized in other comprehensive income. The total other-than-temporary impairment loss is presented in the statement of income, less the portion recognized in other comprehensive income. The amount of an additional other-than-temporary impairment related to credit losses recognized during the period, may be recorded as a reclassification adjustment from the accumulated other comprehensive income. When a debt security becomes other-than-temporarily impaired, its amortized cost basis is reduced to reflect the portion of the total impairment related to credit loss.

To determine whether a security's impairment is other-than-temporary, we consider factors that include:

- The causes of the decline in fair value, such as credit problems, interest rate fluctuations, or market volatility;
- The severity and duration of the decline;
- Our ability and intent to hold equity security investments until they recover in value, as well as the likelihood of such a recovery in the near term; and
- Our intent to sell debt security investments, or if it is more likely than not that we will be required to sell such securities before recovery of their individual amortized cost basis.

For debt securities, the primary consideration in determining whether impairment is other-than-temporary is whether or not we expect to collect all contractual cash flows.

The investment grades in the table below reflect independent analysis performed by third parties of each security. For many securities, the rating agencies may not have performed an independent analysis of the tranches owned by us, but rather an analysis of the entire investment pool. For this and other reasons, we believe the assigned investment grades may not accurately reflect the actual credit quality of each security and should not be viewed in isolation as a measure of the quality of our investment portfolio.

The following table presents the held to maturity and available for sale investment securities portfolios by investment grades at December 31, 2010:

	December 31, 2010			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in thousands)			
Held to Maturity:				
Investment grades*				
AAA Rated	$1,258,026	$31,425	$ (5,292)	$1,284,159
AA Rated	135,813	1,317	(1,897)	135,233
A Rated	96,353	4,278	(263)	100,368
BBB Rated	123,038	2,875	(8,945)	116,968
Non-investment grade	24,488	1,950	(409)	26,029
Not rated	286,275	82	(50,242)	236,115
Total investment securities held to maturity	$1,923,993	$41,927	$(67,048)	$1,898,872
Available for sale:				
Investment grades*				
AAA Rated	$ 747,786	$36,292	$ (440)	$ 783,638
AA Rated	33,911	1,172	(1,340)	33,743
A Rated	40,865	2,428	(10,296)	32,997
BBB Rated	57,712	554	(4,146)	54,120
Non-investment grade	107,247	978	(4,549)	103,676
Not rated	26,485	824	(201)	27,108
Total investment securities available for sale	$1,014,006	$42,248	$(20,972)	$1,035,282

* Rated using external rating agencies (primarily S&P and Moody's). Ratings categories include entire range. For example, "A rated" includes A+, A, and A-. Split rated securities with two ratings are categorized at the higher of the rating levels.

The held to maturity portfolio includes $286.3 million in investments not rated by the rating agencies with aggregate unrealized losses of $50.2 million at December 31, 2010. The unrealized losses for this category relate mainly to 11 single-issuer bank trust preferred securities, of which $38.1 million in unrealized losses relate to securities issued by one bank holding company with a combined amortized cost of $55.0 million. However, the issuer's principal subsidiary bank reported, in its most recent regulatory filing, that it meets the regulatory capital minimum requirements to be considered a "well-capitalized institution" as of December 31, 2010 (see the "Held to Maturity" section of Note 4 to the consolidated financial statements for further information regarding our analysis of this bank issuer). Based on this information, management believes that we will receive all principal and interest contractually due on both security issuances. We will continue to closely monitor the credit risk of this issuer and may be required to recognize other-than-temporary impairment on such securities in future periods. All other single-issuer bank trust preferred securities classified as held to maturity or available for sale are paying in accordance with their contractual terms and have no deferrals of interest or defaults. Additionally, we analyze the performance of each issuer on a quarterly basis, including a review of performance data from the issuer's most recent bank regulatory report to assess the company's credit risk and the probability of impairment of the contractual cash flows of the applicable security. Based upon our quarterly review, all of the issuers appear to meet the regulatory capital minimum requirements to be considered a "well-capitalized" financial institution and/or have maintained performance levels adequate to support the contractual cash flows of the security.

Although the majority of these financial institutions were current in their debt service payments at December 31, 2010, there can be no assurance that the current economic conditions or bank regulatory actions will not impair the institutions' future ability to repay our investment in the trust preferred securities, which may result in significant other-than-temporary impairment charges to our future earnings. In this volatile environment a growing number of banking institutions have been required to defer trust preferred payments and a growing number of banking institutions have been put in receivership by the FDIC during the past two years. A deferral event by a bank holding company for which we hold trust preferred securities may require us to recognize an other-than-temporary impairment charge if we determine that we no longer expect to collect all contractual interest and principal, and an FDIC receivership for any single-issuer would result in a significant loss. See Note 4 to the consolidated financial statements for further details on our trust preferred securities portfolios.

The available for sale portfolio includes investments with non-investment grade ratings with amortized costs and fair values totaling $107.2 million and $103.7 million, respectively, at December 31, 2010. The $4.5 million in unrealized losses for this category mainly relate to 4 private label mortgage-backed securities and 2 pooled trust preferred securities. The two pooled trust preferred securities and three of the four private label mortgage-backed securities were previously impaired and are discussed further in the "Other-than-Temporarily Impaired Securities" section below and Note 4 to the consolidated financial statements.

Other-than-Temporarily Impaired Securities

Other-than-temporary impairment is a non-cash charge and not necessarily an indicator of a permanent decline in value. Security valuations require significant estimates, judgments and assumptions by management and are considered a critical accounting policy of Valley. See the "Critical Accounting Policies and Estimates" section of this MD&A for further discussion of this policy and Note 4 to the consolidated financial statements for further details.

The following table provides information regarding our other-than-temporary impairment charges on securities recognized in earnings for the years ended December 31, 2010, 2009, and 2008:

	2010	2009	2008
		(in thousands)	
Held to Maturity:			
Trust preferred securities	$ —	$ —	$ 7,846
Available for sale:			
Residential mortgage-backed securities	2,265	5,735	6,435
Trust preferred securities	2,377	183	—
Equity securities	—	434	70,554
Net impairment losses on securities recognized in earnings	$4,642	$6,352	$84,835

Impaired Trust Preferred Securities. All of the other-than-temporary impairment charges on trust preferred securities in the table above relate to two pooled trust preferred securities with a combined amortized cost and fair value of $6.2 million and $3.3 million, respectively, at December 31, 2010, after recognition of all credit impairments. At December 31, 2008, two pooled trust preferred securities (originally classified as held to maturity) were initially found to be other-than-temporarily impaired and resulted in an impairment charge of $7.8 million, as each of Valley's tranches in the securities had projected cash flows below their future contractual principal and interest payments. After the impairment, management no longer had a positive intent to hold the pooled trust preferred securities to their maturity dates due to the significant deterioration in issuers' creditworthiness, and as a result, we were required to transfer these securities, with a total adjusted carrying value of $1.1 million at the time of transfer, from the held to maturity portfolio to the available for sale portfolio at December 31, 2008. During the year ended December 31, 2009, we recognized additional estimated credit losses of $183 thousand for one of the two previously impaired pooled trust preferred securities and, in 2010, both securities had additional estimated credit losses of $2.4 million as higher default rates decreased the expected cash flows from the security in both periods.

Due to Valley's early adoption of the authoritative accounting guidance under ASC Topic 320 on January 1, 2009, the amortized cost amounts for the two impaired pooled trust preferred securities were increased by a total of $7.5 million at January 1, 2009 for the non-credit portion of the $7.8 million impairment charge taken during the fourth quarter of 2008.

Impaired Residential Mortgage-Backed Securities. During 2010, Valley recognized impairment charges on 5 of the 19 individual private label mortgage-backed securities classified as available for sale. All of these securities, with the exception of one private label mortgage-backed security initially impaired in 2010, were found to be previously impaired in 2009 and one security was initially impaired in 2008. At December 31, 2010, the five private label mortgage-backed securities had a combined amortized cost of $51.1 million and fair value of $50.9 million, respectively. Although Valley recognized other-than-temporary impairment charges on the securities, each security is currently performing in accordance with its contractual obligations. See the "Other-Than-Temporary Impairment Analysis" section above for further details regarding the impairment analysis of residential mortgage-backed securities.

Due to Valley's early adoption of the authoritative accounting guidance under ASC Topic 320 on January 1, 2009, the amortized cost for one private label mortgage-backed security was increased by a total of $6.2 million at January 1, 2009 for the non-credit portion of the $6.4 million impairment charge taken during the fourth quarter of 2008.

Impaired Equity Securities. For the years ended December 31, 2009 and 2008, we recognized other-than-temporary impairment charges of $434 thousand and $70.6 million, respectively, on equity securities classified as available for sale. The 2009 impairment charge relates to one common equity security issued by a bank with an adjusted carrying value of $723 thousand at December 31, 2009. The impairment was recognized based on the length of time and the severity of the difference between the security's book value and its observable market price and the security's near term prospects for recovery. For the year-ended December 31, 2008, the majority of the impairment charges related to perpetual preferred equity securities issued by Fannie Mae and Freddie Mac as a significant decline in market value of these securities was caused by the U.S. Government placing these entities into conservatorship and suspending their preferred stock dividends during the third quarter of 2008.

Loan Portfolio

The following table reflects the composition of the loan portfolio for the years indicated.

	At December 31,				
	2010	2009	2008	2007	2006
	($ in thousands)				
Non-covered loans					
Commercial and industrial	$1,825,066	$1,801,251	$ 1,965,372	$1,563,150	$1,466,862
Commercial real estate:					
Commercial real estate	3,378,252	3,500,419	3,324,082	2,370,345	2,309,217
Construction	428,232	440,046	510,519	402,806	526,318
Total commercial real estate	3,806,484	3,940,465	3,834,601	2,773,151	2,835,535
Residential mortgage	1,925,430	1,943,249	2,269,935	2,063,242	2,106,306
Consumer:					
Home equity	512,745	566,303	607,700	554,830	571,138
Automobile	850,801	1,029,958	1,364,343	1,447,838	1,238,145
Other consumer	88,614	88,845	101,739	94,010	113,699
Total consumer loans	1,452,160	1,685,106	2,073,782	2,096,678	1,922,982
Total non-covered loans	9,009,140	9,370,071	10,143,690	8,496,221	8,331,685
Covered loans (1)	356,655	—	—	—	—
Total loans (2)	$9,365,795	$9,370,071	$10,143,690	$8,496,221	$8,331,685
As a percent of total loans:					
Commercial and industrial	19.5%	19.2%	19.4%	18.4%	17.6%
Commercial real estate	40.6	42.1	37.8	32.6	34.0
Residential mortgage	20.6	20.7	22.4	24.3	25.3
Consumer loans	15.5	18.0	20.4	24.7	23.1
Covered loans	3.8	—	—	—	—
Total	100.0%	100.0%	100.0%	100.0%	100.0%

(1) Covered loans primarily consist of commercial and industrial loans and commercial real estate loans totaling $316.8 million at December 31, 2010.

(2) Total loans are net of unearned discount and deferred loan fees totaling $9.3 million, $8.7 million, $4.8 million, $3.5 million, and $5.1 million at December 31, 2010, 2009, 2008, 2007, and 2006, respectively.

Non-covered Loans

Non-covered loans are loans not subject to loss sharing agreements with the FDIC. During 2010, we extended approximately $1.9 billion in new and renewed credit to quality existing and new customers while maintaining our conservative underwriting standards. However, the non-covered loan portfolio declined $360.9 million, or 3.9 percent, to $9.0 billion at December 31, 2010 from $9.4 billion at December 31, 2009. The decrease was primarily due to lower volumes in most of the loan classes, including declines caused by continued economic uncertainty and high unemployment in 2010, our conservative underwriting standards, and strong rate competition, mainly with regards to auto loans, from other financial institutions. In addition, approximately $376 million of our fixed-rate conforming refinanced and new residential mortgage loan originations were held for sale or sold in the secondary market during 2010 due to the historically low level of interest rates. Our residential mortgage loan balances were also negatively impacted by our decision to transfer approximately $83 million of conforming 15 and 20 year fixed-rate residential mortgages from our loan portfolio to loans held for sale, and subsequently sold in the secondary market during the fourth quarter of 2010. The decision to sell these loans was based on the likelihood that such loans would prepay in the short-term due to the current low level of interest rates.

Our commercial loan portfolios, which includes commercial and industrial, commercial real estate, and construction loans, decreased $110.2 million or 1.9 percent during the year ended December 31, 2010 as compared to 2009 mainly due to declines in both the commercial real estate and construction loan portfolios stemming from the weak economy, high unemployment and the soft housing market. We believe many of these borrowers are reluctant to expand their business operations or enter into new ventures until they see stronger signals of improvement. Additionally, many of these borrowers continued to pay down lines of credit and accelerated payment of loan balances with their own excess liquidity. However, our commercial and industrial loans increased $23.8 million or 1.32 percent during the year ended December 31, 2010 as compared to 2009 mainly due to slightly stronger loan demand in our New York markets as new and existing customers seem less reluctant about the state of the economy and began investing in their companies and carrying higher balances on their lines of credit during 2010.

Residential mortgage loans declined $17.8 million to $1.9 billion at December 31, 2010 as compared to one year ago mostly as expected as we sold many of our refinanced and new loan originations with historically low fixed rates in the secondary market during 2010. As previously noted, we also sold $83 million in fixed-rate loans during the fourth quarter of 2010 that were transferred from our portfolio to loans held for sale in the third quarter of 2010. During 2010, we experienced strong loan origination volume due to the success of our low-cost refinancing program and the historically low level of interest rates. During the fourth quarter of 2010, we grew the residential mortgage loan portfolio by over seven percent on an annualized basis from the third quarter of 2010 due to the success of our aforementioned refinance program, and our decision to retain, rather than sell in the secondary market, some fixed-rate mortgage loans meeting certain collateral and interest rate levels. Our residential mortgage loan balances may continue to fluctuate based on the levels of market interest rates, new and refinance loan activity, and qualified borrowers.

The total consumer loan portfolio decreased $232.9 million, or 13.8 percent to $1.5 billion at December 31, 2010 as compared to 2009 primarily due to the declines in automobile and home equity loans of $179.2 million and $53.6 million, respectively. Auto loan balances have declined due to several factors, including our high credit standards, acceptable loan to collateral value levels, and high unemployment levels. Additionally, in an attempt to build market share, some large competitors have begun to offer rates and terms that are well below levels we believe to be profitable in the second half of 2010. These factors may continue to constrain the levels of our auto loan originations well into 2011. Home equity loans continued to decline in 2010 as many borrowers continued to refinance their first mortgages at historically low rates and roll home equity balances into the new mortgage. Additionally, home equity line of credit usage remained low as customers changed their spending habits over concerns about the economy. Typically, our home equity loans are provided as a convenience to our existing residential mortgage customers and are expected to fluctuate based upon the level of loan volumes within the residential mortgage portfolio.

Much of our lending is in northern and central New Jersey and New York City, with the exception of smaller auto and residential mortgage loan portfolios derived mainly from the neighboring states of Pennsylvania and Connecticut, which could present a geographic and credit risk if there was a another significant broad based economic downturn or a prolonged economic recovery within the region. To mitigate these risks, we make efforts to maintain a diversified portfolio as to type of borrower and loan to guard against a potential downward turn in any one economic sector. The impact of the persistently weak economic conditions and high unemployment in our region during 2010 has limited the number of new quality loan opportunities in our primary markets and impacted the performance of our loan portfolio (see the "Non-performing Assets" section below). We can provide no assurance that our markets will not deteriorate beyond their current levels in the future and cause an increase in the credit risk of our loan portfolio.

The following table reflects the contractual maturity distribution of the commercial and industrial, and construction loans within our non-covered loan portfolio as of December 31, 2010:

	One Year or Less	One to Five Years	Over Five Years	Total
	(in thousands)			
Commercial and industrial - fixed-rate	$ 486,251	$238,197	$ 39,770	$ 764,218
Commercial and industrial - adjustable-rate	674,989	330,652	55,207	1,060,848
Construction - fixed-rate	20,534	68,163	7,549	96,246
Construction - adjustable-rate	70,830	235,116	26,040	331,986
	$1,252,604	$872,128	$128,566	$2,253,298

We may renew loans at maturity when requested by a customer. In such instances, we generally conduct a review which includes an analysis of the borrower's financial condition and, if applicable, a review of the adequacy of collateral. A rollover of the loan at maturity may require a principal reduction or other modified terms.

Covered Loans

Loans for which the Bank will share losses with the FDIC are referred to as "covered loans," and consist of loans acquired from LibertyPointe Bank and The Park Avenue Bank as a part of two FDIC-assisted transactions during the first quarter of 2010. Our covered loans consist primarily of commercial real estate loans and commercial and industrial loans and totaled $356.7 million at December 31, 2010 and $412.3 million at the acquisition dates.

Covered loans are accounted for in accordance with ASC Subtopic 310-30, "Loans and Debt Securities Acquired with Deteriorated Credit Quality," since all of these loans were acquired at a discount attributable, at least in part, to credit quality and are not subsequently accounted for at fair value. Covered loans were initially recorded at fair value (as determined by the present value of expected future cash flows) with no valuation allowance (i.e., the allowance for loan losses). Under ASC Subtopic 310-30, the covered loans were aggregated and accounted for as pools of loans based on common risk characteristics.

The difference between the undiscounted cash flows expected at acquisition and the investment in the covered loans, or the "accretable yield," is recognized as interest income utilizing the level-yield method over the life of the loans in each pool. Contractually required payments for interest and principal that exceed the undiscounted cash flows expected at acquisition, or the "non-accretable difference," are not recognized as a yield adjustment or as a loss accrual or a valuation allowance. Increases in expected cash flows subsequent to the acquisition are recognized prospectively through an adjustment of the yield on the pool over its remaining life, while decreases in expected cash flows are recognized as impairment through a loss provision and an increase in the allowance for loan losses.

Covered loans are subject to the Bank's credit review and monitoring. During the fourth quarter of 2010, certain pools of covered loans experienced decreases in their expected cash flows based on higher levels of credit impairment than originally forecasted by us at the acquisition dates. Accordingly, we recorded a $6.4 million provision for losses on covered loans as a component of our provision of credit losses in the consolidated statement of income for the year ended December 31, 2010. The $6.4 million provision was partially offset by $5.1 million in non-interest income reflecting the applicable increase in our FDIC loss-share receivable for the FDIC's portion of the additional estimated credit losses under the loss sharing agreements with us.

FDIC Loss-Share Receivable Related to Covered Loans and Foreclosed Assets

The receivable arising from the loss sharing agreements (referred to as the "FDIC loss-share receivable" on our statements of financial condition) is measured separately from the covered loan pools because the agreements are not contractually part of the covered loans and are not transferable should the Bank choose to dispose of the covered loans. As of the acquisition date, we recorded an FDIC loss-share receivable of $108.0 million, consisting of the present value of the expected future cash flows the Bank expected to receive from the FDIC under the loss sharing agreements. The FDIC loss-share receivable is reduced as the loss sharing payments are received from the FDIC for losses realized on covered loans and other real estate owned acquired in the FDIC-assisted transactions. Realized losses in excess of the acquisition date estimates will result in an increase in the FDIC loss-share receivable and the immediate recognition of non-interest income in our financial statements. However, reductions in the FDIC loss-share receivable due to realized losses less than the acquisition date estimates are recognized prospectively over the shorter of (i) the estimated life of the applicable pools of covered loans or (ii) the term of the loss sharing agreements with the FDIC. During the year ended December 31, 2010, we recorded $1.2 million of discount accretion in non-interest income and, as noted under covered loans above, $5.1 million of non-interest income due to the increase in the FDIC loss-share receivable caused by the additional credit impairment on certain covered loans which is to be accreted prospectively as a yield adjustment. At December 31, 2010, the carrying amount of the FDIC loss-share receivable totaled $89.4 million.

See Notes 2 and 5 to the consolidated financial statements for further details on our covered loans, FDIC loss-share receivable, and the FDIC-assisted transactions.

Non-performing Assets

Non-performing assets include non-accrual loans, other real estate owned ("OREO"), and other repossessed assets which consist of automobiles, as well as one aircraft at December 31, 2010. Loans are generally placed on non-accrual status when they become past due in excess of 90 days as to payment of principal or interest. Exceptions to the non-accrual policy may be permitted if the loan is sufficiently collateralized and in the process of collection. OREO is acquired through foreclosure on loans secured by land or real estate. OREO and other repossessed assets are reported at the lower of cost or fair value, less cost to sell at the time of acquisition and at the lower of fair value, less estimated costs to sell, or cost thereafter. See Note 1 to the consolidated financial statements for details about our loan accounting policies. Given the persistently weak economy, and relative to our peers, the level of non-performing assets remained relatively low as a percentage of the total loan portfolio although they increased steadily since 2008, as shown in the table below.

The following tables set forth by loan category, accruing past due and non-performing assets on non-covered loans on the dates indicated in conjunction with our asset quality ratios:

	At December 31,				
	2010	2009	2008	2007	2006
	($ in thousands)				
Accruing past due loans: [1]					
30 to 89 days past due:					
Commercial and industrial	$ 13,852	$11,949	$13,299	$ 5,839	$ 3,346
Commercial real estate	14,563	4,539	5,005	5,233	8,537
Construction	2,804	1,834	5,456	12,047	8,402
Residential mortgage	12,682	12,462	12,189	6,486	5,530
Consumer	14,638	22,835	23,275	16,210	13,166
Total 30 to 89 days past due	58,539	53,619	59,224	45,815	38,981
90 or more days past due:					
Commercial and industrial	$ 12	$ 2,191	$ 864	$ 814	$ 321
Commercial real estate	—	250	4,257	1,407	1,381
Construction	196	—	3,156	3,154	683
Residential mortgage	1,556	1,421	5,323	1,592	625
Consumer	723	1,263	1,957	1,495	765
Total 90 or more days past due	2,487	5,125	15,557	8,462	3,775
Total accruing past due loans	$ 61,026	$58,744	$74,781	$54,277	$42,756
Non-accrual loans: [1]					
Commercial and industrial	$ 13,721	$17,424	$10,511	$10,931	$ 8,989
Commercial real estate	32,981	29,844	14,895	15,940	16,198
Construction	27,312	19,905	877	833	—
Residential mortgage	28,494	22,922	6,195	2,693	1,727
Consumer	2,547	1,869	595	226	330
Total non-accrual loans	105,055	91,964	33,073	30,623	27,244
Other real estate owned ("OREO") [2]	10,498	3,869	8,278	609	779
Other repossessed assets	1,707	2,565	4,317	1,466	844
Total non-performing assets ("NPAs")	$117,260	$98,398	$45,668	$32,698	$28,867
Performing troubled debt restructured loans	$ 89,696	$19,072	$ 7,628	$ 8,363	$ 713
Total non-accrual loans as a % of loans	1.12%	0.98%	0.33%	0.36%	0.33%
Total NPAs as a % of loans and NPAs	1.24	1.04	0.45	0.38	0.35
Total accruing past due and non-accrual loans as a % of loans	1.77	1.61	1.06	1.00	0.84
Allowance for losses on non-covered loans as a % of non-accrual loans	112.63	110.90	281.93	237.29	274.25

(1) Past due loans and non-accrual loans exclude loans that were acquired as part of the LibertyPointe Bank and The Park Avenue Bank FDIC-assisted transactions. These loans are accounted for on a pool basis.

(2) This table excludes OREO that is related to the LibertyPointe Bank and The Park Avenue Bank FDIC-assisted transactions. OREO related to the FDIC-assisted transactions, which totaled $7.8 million at December 31, 2010, is subject to the loss-sharing agreements with the FDIC.

Total non-performing assets ("NPAs"), consisting of non-accrual loans, OREO and other repossessed assets, totaled $117.3 million, or 1.24 percent of loans and NPAs at December 31, 2010 compared to $98.4 million, or 1.04 percent of loans and NPAs at December 31, 2009. The increase was mainly due to non-accrual loans, which increased $13.1 million to $105.1 million as compared to $92.0 million at December 31, 2009. Approximately 85 percent of the total non-accrual loans are comprised of construction, residential mortgage and commercial real estate loans, in which Valley has historically had very low loss rates due to its conservative underwriting standards, including conservative loan to value ratios.

At December 31, 2010, non-accrual commercial real estate and construction loans, which totaled $60.3 million, consisted of 74 and 18 credit relationships, respectively, which have been negatively impacted by the current economic conditions and slowdown in the real estate markets. Non-accrual residential mortgage loans increased to 1.48 percent of the residential mortgage loan portfolio at December 31, 2010 mainly due to higher unemployment and unfavorable market conditions caused by the slow economic recovery. Non-accrual commercial and industrial loans decreased $3.7 million mainly due to one charge-off within the non-accrual category which totaled $3.2 million.

Although the timing of collection is uncertain, management believes most of the non-accrual loans are well secured and largely collectible based on, in part, our quarterly review of impaired loans. Our impaired loans, mainly consisting of non-accrual and troubled debt restructured commercial and commercial real estate loans, totaled $154.3 million at December 31, 2010 and had $15.2 million in related specific reserves included in our total allowance for loan losses.

If interest on non-accrual loans had been accrued in accordance with the original contractual terms, such interest income would have amounted to approximately $7.9 million, $6.5 million, and $2.7 million for the years ended December 31, 2010, 2009, and 2008, respectively; none of these amounts were included in interest income during these periods. Interest income recognized on loans once classified as non-accrual loans was immaterial for the years ended December 31, 2010, 2009, and 2008, respectively. No mortgage loans classified as loans held for sale and carried at fair value were on non-accrual status at December 31, 2010. See Note 5 to the consolidated financial statements for further analysis of our impaired loans.

OREO and other repossessed assets, excluding OREO subject to loss-sharing agreements with the FDIC, totaled a combined $12.2 million at December 31, 2010 as compared to $6.4 million at December 31, 2009. The increase during 2010 was largely due to one additional OREO property with a carrying value of $5.3 million at December 31, 2010. Other repossessed assets are comprised of automobiles and one aircraft at December 31, 2010 and 2009. Our residential mortgage loan foreclosure activity remains low due to the nominal amount of individual loan delinquencies within this portfolio.

We evaluated our foreclosure documentation procedures, given the recent announcements made by other financial institutions regarding their foreclosure activities. The results of our review indicate that our procedures for reviewing and validating the information in our documentation are sound and we believe our foreclosure affidavits are accurate.

Loans 90 days or more past due and still accruing, which were not included in the non-performing category, are presented in the above table. These loans ranged from 0.03 percent to 0.15 percent of total loans for the last five years and decreased $2.6 million to $2.5 million, or 0.03 percent of total loans at December 31, 2010 as compared to $5.1 million, or 0.05 percent at December 31, 2009. This decrease was primarily due to the migration of commercial and industrial loans, and consumer loans to the non-accrual loan delinquency category. Loans past due 90 days or more and still accruing represent most loan types and are considered to be well secured and in the process of collection.

Performing troubled debt restructured loans ("restructured loans") with modified terms and not reported as loans 90 days or more past due and still accruing or non-accrual, are performing restructured loans to customers experiencing financial difficulties where a concession has been granted. All loan modifications are made on a case-by-case basis. The majority of our loan modifications that are considered restructured loans involve lowering the monthly payments on such loans through either a reduction in interest rate below a market rate, an rate, or a combination of these two methods. These modifications rarely result in the forgiveness of principal or interest. In addition, we frequently obtain additional collateral or guarantor support when modifying such loans.

Valley has continued its efforts to assist customers by modifying certain performing loans during 2010. Our performing restructured loans increased to $89.7 million at December 31, 2010 and consisted of 44 loans (primarily commercial and industrial loans and commercial real estate loans) as compared to 7 commercial and industrial loans totaling $19.1 million at December 31, 2009. On an aggregate basis, the $89.7 million in restructured loans at December 31, 2010 had a weighted average modified interest rate of approximately 5.14 percent as compared to a yield of 5.64 percent on the entire loan portfolio for the fourth quarter of 2010.

Although we believe that substantially all risk elements at December 31, 2010 have been disclosed in the categories presented above, it is possible that for a variety of reasons, including economic conditions, certain borrowers may be unable to comply with the contractual repayment terms on certain real estate and commercial loans. As part of the analysis of the loan portfolio, management determined that there were approximately $47.9 million and $56.9 million in potential problem loans at December 31, 2010 and 2009, respectively, which were not classified as non-accrual loans in the non-performing asset table above. Potential problem loans are defined as performing loans for which management has serious doubts as to the ability of such borrowers to comply with the present loan repayment terms and which may result in a non-performing loan. Our decision to include performing loans in potential problem loans does not necessarily mean that management expects losses to occur, but that management recognizes potential problem loans carry a higher probability of default. Of the $47.9 million in potential problem loans as of December 31, 2010, approximately $13.7 million is considered at risk after collateral values and guarantees are taken into consideration. At December 31, 2010, the potential problem loans consist of various types of credits, including commercial mortgages, revolving commercial lines of credit and commercial leases. There can be no assurance that Valley has identified all of its potential problem loans at December 31, 2010.

Asset Quality and Risk Elements

Lending is one of the most important functions performed by Valley and, by its very nature, lending is also the most complicated, risky and profitable part of our business. For our commercial loan portfolio, comprised of commercial and industrial loans, commercial real estate loans, and construction loans, a separate credit department is responsible for risk assessment and periodically evaluating overall creditworthiness of a borrower. Additionally, efforts are made to limit concentrations of credit so as to minimize the impact of a downturn in any one economic sector. Our loan portfolio is diversified as to type of borrower and loan. However, loans collateralized by real estate represent approximately 65 percent of total loans at December 31, 2010. Most of the loans collateralized by real estate are in northern and central New Jersey and New York City, presenting a geographical and credit risk if there was a further significant broad-based deterioration in economic conditions within the region.

Consumer loans are comprised of residential mortgage loans, home equity loans, automobile loans and other consumer loans. Residential mortgage loans are secured by 1-4 family properties generally located in counties where we have branch presence and counties contiguous thereto (including Pennsylvania). We do provide mortgage loans secured by homes beyond this primary geographic area; however, lending outside this primary area is generally made in support of existing customer relationships. Residential mortgage loan underwriting policies that are based on Fannie Mae and Freddie Mac guidelines are adhered to for loan requests of conforming and non-conforming amounts. The weighted average loan-to-value ratio of all residential mortgage originations in 2010 was 53 percent while FICO® (independent objective criteria measuring the creditworthiness of a borrower) scores averaged 768. Home equity and automobile loans are secured loans and are made based on an evaluation of the collateral and the borrower's creditworthiness. In addition to New Jersey, automobile loans are primarily originated in several other states. Due to the level of our underwriting standards applied to all loans, management believes the out of state loans generally present no more risk than those made within New Jersey. However, each loan or group of loans made outside of our primary markets poses different geographic risks based upon the economy of that particular region.

Management realizes that some degree of risk must be expected in the normal course of lending activities. Allowances are maintained to absorb such loan losses inherent in the portfolio. The allowance for credit losses and related provision are an expression of management's evaluation of the credit portfolio and economic climate.

The following table summarizes the relationship among loans, loans charged-off, loan recoveries, the provision for credit losses and the allowance for credit losses for the years indicated:

	Years Ended December 31,				
	2010	2009	2008	2007	2006
			($ in thousands)		
Average loans outstanding	$9,474,994	$9,705,909	$9,386,987	$8,261,111	$8,262,739
Beginning balance—Allowance for credit losses	$ 103,655	$ 94,738	$ 74,935	$ 74,718	$ 75,188
Loans charged-off:					
Commercial and industrial	(15,475)	(16,981)	(6,760)	(5,808)	(6,078)
Commercial real estate	(1,823)	(3,110)	(500)	(1,596)	(448)
Construction	(1,738)	(1,197)	—	—	—
Residential mortgage	(3,741)	(3,488)	(501)	(103)	(644)
Consumer	(10,882)	(17,689)	(14,902)	(7,628)	(4,918)
	(33,659)	(42,465)	(22,663)	(15,135)	(12,088)
Charged-off loans recovered:					
Commercial and industrial	4,121	449	627	1,427	528
Commercial real estate	156	75	6	254	181
Construction	—	—	—	—	—
Residential mortgage	97	36	—	17	54
Consumer	2,678	2,830	2,141	1,779	1,585
	7,052	3,390	2,774	3,477	2,348
Net charge-offs	(26,607)	(39,075)	(19,889)	(11,658)	(9,740)
Provision charged for credit losses	49,456	47,992	28,282	11,875	9,270
Additions from acquisitions	—	—	11,410	—	—
Ending balance—Allowance for credit losses	$ 126,504	$ 103,655	$ 94,738	$ 74,935	$ 74,718
Components of allowance for credit losses:					
Allowance for non-covered loans	$ 118,326	$ 101,990	$ 93,244	$ 72,664	$ 74,718
Allowance for covered loans	6,378	—	—	—	—
Allowance for loan losses	124,704	101,990	93,244	72,664	74,718
Allowance for unfunded letters of credit*	1,800	1,665	1,494	2,271	—
Allowance for credit losses	$ 126,504	$ 103,655	$ 94,738	$ 74,935	$ 74,718
Components of provision for credit losses:					
Provision for losses on non-covered loans	$ 42,943	$ 47,821	$ 29,059	$ 12,751	$ 9,270
Provision for losses on covered loans	6,378	—	—	—	—
Provision for loan losses	49,321	47,821	29,059	12,751	9,270
Provision for unfunded letters of credit	135	171	(777)	(876)	—
Provision for credit losses	$ 49,456	$ 47,992	$ 28,282	$ 11,875	$ 9,270
Ratio of net charge-offs during the period to average loans outstanding during the period	0.28%	0.40%	0.21%	0.14%	0.12%
Allowance for non-covered loan losses as a % of non-covered loans	1.31	1.09	0.92	0.86	0.90
Allowance for credit losses as a % of total loans	1.35	1.11	0.93	0.88	0.90

* Effective January 1, 2007, Valley transferred $3.1 million of the allowance for loan losses related to commercial lending letters of credit to other liabilities.

The allowance for credit losses consists of the allowance for losses on non-covered loans, the allowance for unfunded letters of credit, and the allowance for losses on covered loans related to credit impairment of certain covered loan pools subsequent to acquisition. Management maintains the allowance for credit losses at a level estimated to absorb probable losses inherent in the loan portfolio and unfunded letter of credit commitments at the balance sheet dates, based on ongoing evaluations of the loan portfolio. Our methodology for evaluating the appropriateness of the allowance for non-covered loans includes:

- segmentation of the loan portfolio based on the major loan categories, which consist of commercial, commercial real estate (including construction), residential mortgage and other consumer loans;
- tracking the historical levels of classified loans and delinquencies;
- assessing the nature and trend of loan charge-offs;
- providing specific reserves on impaired loans; and
- applying economic outlook factors, assigning specific incremental reserves where necessary.

Additionally, the volume of non-performing loans, concentration risks by size, type, and geography, new markets, collateral adequacy, credit policies and procedures, staffing, underwriting consistency, loan review and economic conditions are taken into consideration when evaluating the adequacy of the allowance for credit losses.

The allowance for loan losses consists of five elements: (i) specific reserves for individually impaired credits, (ii) reserves for adversely classified, or higher risk rated, loans that are not impaired, (iii) reserves for other loans based on historical loss factors, (iv) reserves based on general economic conditions and other qualitative risk factors both internal and external to Valley, including changes in loan portfolio volume, the composition and concentrations of credit, new market initiatives, and the impact of competition on loan structuring and pricing, and (v) an allowance for impaired covered loan pools. The Credit Risk Management Department individually evaluates non-accrual (non-homogeneous) loans within the commercial and industrial loan and commercial real estate loan portfolio segments over a specific dollar amount and troubled debt restructured loans within all the loan portfolio segments for impairment based on the underlying anticipated method of payment consisting of either the expected future cash flows or the related collateral. If payment is expected solely based on the underlying collateral, an appraisal is completed to assess the fair value of the collateral. Collateral dependent impaired loan balances are written down to the current fair value of each loan's underlying collateral resulting in an immediate charge-off to the allowance, excluding any consideration for personal guarantees that may be pursued in the Bank's collection process. If repayment is based upon future expected cash flows, the present value of the expected future cash flows discounted at the loan's original effective interest rate is compared to the carrying value of the loan, and any shortfall is recorded as a specific valuation allowance in the allowance for credit losses.

Additionally, we individually evaluate non-accrual (non-homogeneous) loans within commercial and commercial real estate loan portfolio segments over a specific dollar amount and troubled debt restructured loans in all of our loan segments for impairment based on the underlying anticipated method of payment consisting of either the expected future cash flows or the related collateral. If payment is expected solely based on the underlying collateral, an appraisal is completed to assess the fair value of the collateral (See the "Assets and Liabilities Measured on Non-recurring Basis" section of Note 3 to the consolidated financial statements for further details). As required by regulatory guidance, collateral dependent impaired loan balances are written down to the current fair value of each loan's underlying collateral resulting in an immediate charge-off to the allowance, excluding any consideration for personal guarantees that may be pursued in our collection process. If repayment is based upon future expected cash flows, the present value of the expected future cash flows discounted at the loan's original effective interest rate is compared to the carrying value of the loan, and any shortfall is recorded as a specific valuation allowance in the allowance for credit losses. At December 31, 2010, a $15.2 million specific valuation allowance was included in the allowance for credit losses related to $105.7 million in impaired loans that had such an allowance. See Note 5 to the consolidated financial statements for more details regarding impaired loans.

The allowance allocations for non-classified loans within all of our loan portfolio segments are calculated by applying historical loss factors by specific loan types to the applicable outstanding loans and unfunded commitments. Loss factors are based on the Bank's historical loss experience and may be adjusted for significant changes in the current loan portfolio quality that, in management's judgment, affect the collectability of the portfolio as of the evaluation date.

The allowance contains reserves identified as the unallocated portion in the table below to cover inherent losses within a given loan category which have not been otherwise reviewed or measured on an individual basis. Such reserves include management's evaluation of the national and local economy, loan portfolio volumes, the composition and concentrations of credit, credit quality and delinquency trends. These reserves reflect management's attempt to ensure that the overall allowance reflects a margin for imprecision and the uncertainty that is inherent in estimates of probable credit losses.

Net charge-offs have remained relatively low in the last five years as compared to most of our peers despite the recent economic recession and the economy's slow recovery during 2010. During this five year period, our net charge-offs peaked at a high of 0.40 percent of average loans during 2009 from a low of 0.12 percent in 2006. During 2010, our net charge-offs decreased $12.5 million to 0.28 percent of average loans mainly due to lower automobile loan charge-offs within the other consumer loan category. Despite the recent signals of a continued economic recovery, there can be no assurance that our levels of net-charge-offs will continue to improve during 2011, and not deteriorate in the future.

The provision for credit losses was $49.5 million in 2010 compared to $48.0 million in 2009. For the year ended December 31, 2010, the provision for credit losses included provisions for losses on non-covered loans (i.e., loans which are not subject to our loss-sharing agreements with the FDIC) and unfunded letters of credit which totaled a combined $43.1 million, as well as a provision for covered loan losses of $6.4 million due to credit impairment within certain pools of covered loans acquired in FDIC-assisted transactions. The decrease of $4.9 million in provision for non-covered loans reflects, among other factors, the lower level of net charge-offs during 2010 compared to 2009.

The following table summarizes the allocation of the allowance for credit losses to specific loan portfolio categories for the past five years:

	2010		2009		2008		2007		2006	
	Allowance Allocation	**Percent of Loan Category to total loans**	**Allowance Allocation**	**Percent of Loan Category to total loans**	**Allowance Allocation**	**Percent of Loan Category to total loans**	**Allowance Allocation**	**Percent of Loan Category to total loans**	**Allowance Allocation**	**Percent of Loan Category to total loans**
					($ in thousands)					
Loan Category:										
Commercial and industrial*	$ 58,229	19.5%	$ 50,932	19.2%	$44,163	19.4%	$31,638	18.4%	$31,888	17.6%
Commercial real estate:										
Commercial real estate	15,755	36.0	10,253	37.4	10,035	32.8	8,788	27.9	9,518	27.7
Construction	14,162	4.6	15,263	4.7	15,885	5.0	11,748	4.7	15,302	6.3
Residential mortgage	9,128	20.6	5,397	20.7	4,434	22.4	3,124	24.3	3,122	25.3
Consumer	14,499	15.5	15,480	18.0	14,318	20.4	10,815	24.7	8,189	23.1
Unallocated	8,353	—	6,330	—	5,903	—	8,822	—	6,699	—
Allowance for non-covered loans	120,126		103,655		94,738		74,935		74,718	
Allowance for covered loans	6,378	3.8	—	—	—	—	—	—	—	—
Total allowance for credit losses	$126,504	100.0%	$103,655	100.0%	$94,738	100.0%	$74,935	100.0%	$74,718	100.0%

* Includes the allowance for unfunded letters of credit.

Our total allowance for credit losses on non-covered loans amounted to $120.1 million or 1.33 percent of non-covered loans at December 31, 2010 as compared to 1.11 percent at December 31, 2009. The increase of 22 basis points was mainly the result of an increase in the allowance attributable to commercial and industrial loans and commercial real estate loans due to, in part, an increase in specific reserves for impaired credits and classified loans, as well as higher loss factors applied to most loan categories due to an increase in historical loss rates, the level of loan delinquencies, a down real estate market, high unemployment, general economic uncertainty, and other factors identified by management.

Impaired loans, mainly consisting of non-accrual and troubled debt restructured commercial and commercial real estate loans, and their related specific allocations to the allowance for loan losses totaled $154.3 million and $15.2 million, respectively, at December 31, 2010 and $74.5 million and $7.3 million, respectively, at December 31, 2009. Specific reserves for impaired loans increased $7.9 million from 2009 mainly driven by higher levels of non-accrual commercial real estate and construction loans and performing troubled debt restructured loans. The average balance of impaired loans during 2010, 2009, and 2008 was approximately $104.1 million, $49.8 million, and $25.3 million, respectively.

Management believes that the unallocated allowance is appropriate given the current weakened economic climate, the size of the loan portfolio and delinquency trends at December 31, 2010.

Capital Adequacy

A significant measure of the strength of a financial institution is its shareholders' equity. At December 31, 2010 and December 31, 2009, shareholders' equity totaled approximately $1.3 billion, or 9.2 percent and 8.8 percent of total assets, respectively. During the year ended December 31, 2010, total shareholders' equity increased by approximately $42 million. The change was related to net income of $131.2 million, a $14.1 million decrease in our accumulated other comprehensive loss, $8.4 million in net proceeds from 618 thousand shares of treasury stock reissued under our dividend reinvestment plan, and increases attributable to the effect of our stock incentive plan, partially offset by cash dividends on common stock totaling $115.2 million.

Included in shareholders' equity as a component of accumulated other comprehensive loss at December 31, 2010 was a $13.4 million net unrealized gain on investment securities classified as available for sale, net of deferred tax as compared to a $2.0 million net unrealized gain, net of deferred tax at December 31, 2009. Also included as a component of accumulated other comprehensive loss at December 31, 2010 was a charge of $18.4 million, net of deferred tax, representing the unfunded portion of Valley's various pension obligations, and a $708 thousand unrealized loss on derivatives, net of deferred tax used in cash flow hedging relationships.

In February 2009, Valley filed a shelf registration statement on Form S-3 with the SEC, which was declared effective immediately. This shelf registration statement allows Valley to periodically offer and sell in one or more offerings, individually or in any combination, an unlimited aggregate amount of Valley's common stock, preferred stock, or warrants to purchase common stock or preferred stock or units of the two. The shelf registration statement provides Valley with capital raising flexibility and enables Valley to promptly access the capital markets in order to pursue growth opportunities that may become available in the future or permit Valley to comply with any changes in the regulatory environment that call for increased capital requirements. Valley's ability, and any decision to issue and sell securities pursuant to the shelf registration statement, is subject to market conditions and Valley's capital needs at such time.

During 2009, Valley raised net proceeds of approximately $71.6 million from an "at-the-market" common equity offering of 6.0 million shares of newly issued common stock and net proceeds of $63.7 million through an additional registered direct offering of 5.3 million shares of newly issued common stock to several institutional investors. We did not raise additional capital through common equity offerings during the year ended December 31, 2010.

Additional equity offerings, including shares issued under Valley's dividend reinvestment plan ("DRIP") may dilute the holdings of our existing shareholders or reduce the market price of our common stock, or both. Such offerings may be necessary in the future due to several factors beyond management's control, including potential increases to the regulatory minimum levels of capital required to be considered a well capitalized bank and the negative impact of a persistently weak economy. Effective June 29, 2009, Valley may issue up to 10.0 million authorized and previously unissued or treasury shares of Valley common stock for purchases under Valley's DRIP. Under the DRIP, a shareholder may choose to have future cash dividends automatically invested in Valley common stock and make voluntary optional cash payments of up to $100 thousand per quarter to purchase shares of Valley common stock. Shares purchased under this plan are issued directly from Valley or in open market transactions. During 2010 and 2009, 618 thousand and 389 thousand of common shares, respectively, were reissued from treasury stock under the DRIP for net proceeds totaling $8.4 million and $4.5 million, respectively.

In November 2008, we decided to enter into a Securities Purchase Agreement with the U.S. Treasury that provided for our participation in the TARP Capital Purchase Program. On November 14, 2008, Valley issued and sold to the U.S. Treasury 300,000 shares of Valley Fixed Rate Cumulative Perpetual Preferred Stock, with a liquidation preference of $1 thousand per share, and a ten-year warrant to purchase up to approximately 2.5 million shares of Valley common shares (at $17.77 per share, adjusted for the 5 percent stock dividend issued on May 21, 2010). During 2009, we incrementally repurchased all 300,000 shares of our senior preferred shares from the U.S. Treasury for an aggregate purchase price of $300 million (excluding accrued and unpaid dividends paid at the date of redemption). After negotiation with the U.S. Treasury, we could not agree on a redemption price for the warrants with the U.S. Treasury. As a result, the U.S. Treasury sold the warrants through a public auction completed on May 24, 2010. The warrants are currently traded on the New York Stock Exchange under the ticker symbol "VLY WS". Valley did not receive any of the proceeds of the warrant offering and is no longer a participant in the TARP program. See Note 16 to the consolidated financial statements for more details.

In 2007, Valley's Board of Directors approved a publicly announced repurchase plan which allows for the repurchase of up to 4.3 million common shares. Purchases may be made from time to time in the open market or in privately negotiated transactions generally not exceeding prevailing market prices. Repurchased shares are held in treasury and are expected to be used for general corporate purposes or issued under the dividend reinvestment plan. The repurchase plan has no stated expiration date and has approximately 3.7 million shares available for repurchase as of December 31, 2010. Under this repurchase plan, Valley made no purchases of its outstanding shares during the years ended December 31, 2010 and 2009. Valley also purchases shares directly from its employees in connection with employee elections to withhold taxes related to the vesting of restricted stock awards. During the year ended December 31, 2010, Valley purchased approximately 29 thousand shares of its outstanding common stock at an average price of $13.23 for such purpose.

Risk-based capital guidelines define a two-tier capital framework. Tier 1 capital consists of common shareholders' equity and eligible long-term borrowing related to VNB Capital Trust I and GCB Capital Trust III, less disallowed intangibles and adjusted to exclude unrealized gains and losses, net of deferred tax. Total risk-based capital consists of Tier 1 capital, Valley National Bank's subordinated borrowings and the allowance for credit losses up to 1.25 percent of risk-adjusted assets. Risk-adjusted assets are determined by assigning various levels of risk to different categories of assets and off-balance sheet activities.

Valley's Tier 1 capital position included $176.3 million of its outstanding trust preferred securities issued by capital trusts as of December 31, 2010 and December 31, 2009. In compliance with U.S. GAAP, Valley does not consolidate its capital trusts. As discussed in Part I, Item 1A—"Risk Factors," the Dodd-Frank Act was signed into law on July 21, 2010. The Dodd-Frank Act imposes new capital requirements on bank and thrift holding companies, including the phase out (through January 2016) of trust preferred securities being permitted in Tier 1 capital for holding companies with consolidated assets of $15 billion or more. Based on our current interpretation of the Dodd-Frank Act, holding companies with less than $15 billion in consolidated assets, such as Valley, will continue to be permitted to include trust preferred securities issued before May 19, 2010 in Tier 1 capital within regulatory limits even if its total assets exceed $15 billion in the future. Based on this final law and regulatory guidelines, Valley included all of its outstanding trust preferred securities in Tier 1 capital at December 31, 2010. See Note 12 to the consolidated financial statements for additional information.

Including trust preferred securities, Valley's capital position under risk-based capital guidelines was $1.1 billion, or 10.9 percent of risk-weighted assets for Tier 1 capital and $1.3 billion or 12.9 percent for total risk-based capital at December 31, 2010. The comparable ratios at December 31, 2009 (including our senior preferred shares) were 10.6 percent for Tier 1 capital and 12.5 percent for total risk-based capital. At December 31, 2010 and 2009, Valley was in compliance with the leverage requirement having Tier 1 leverage ratios of 8.3 percent and 8.1 percent, respectively. The Bank's ratios at December 31, 2010 were all above the minimum levels required for Valley to be considered "well capitalized", which require Tier 1 capital to risk-adjusted assets of at least 6 percent, total risk-based capital to risk-adjusted assets of 10 percent and a minimum leverage ratio of 5 percent.

Typically, our primary source of capital growth is through retention of earnings. Our rate of earnings retention is derived by dividing undistributed earnings per common share by earnings (or net income available to common stockholders) per common share. For the year ended December 31, 2010, the retention ratio was 11.11 percent. Comparatively, our common stock cash dividend pay-out per common share was greater than our earnings during the year ended December 31, 2009, thereby causing our earnings retention to be zero for the same period, as net income available to common shareholders was negatively impacted by preferred dividends and accretion of the discount on preferred stock, as well as net trading losses caused primarily by mark to market losses on the fair value of junior subordinated debentures and net impairment losses on securities. While we expect that our rate of earnings retention will continue to improve in future periods, potential future mark to market losses on trading securities and our junior subordinated debentures, net impairment losses on securities, and other deterioration in earnings and our balance sheet resulting from the continued weak economic conditions may negatively impact our future earnings and ability to maintain our dividend at current levels.

Cash dividends declared amounted to $0.72 per common share for both the years ended December 31, 2010 and 2009. The Board continued the cash dividend unchanged during 2010 but, consistent with its conservative philosophy, the Board is committed to examine and weigh relevant facts and considerations, including its commitment to shareholder value, each time it makes a cash dividend decision in this economic environment. Under Bank Interagency Guidance, the Office of the Comptroller of the Currency has cautioned banks to carefully consider the dividend payout ratio to ensure they maintain sufficient capital to be able to lend to credit worthy borrowers.

Off-Balance Sheet Arrangements

Contractual Obligations. In the ordinary course of operations, Valley enters into various financial obligations, including contractual obligations that may require future cash payments. The following table presents significant fixed and determinable contractual obligations to third parties by payment date as of December 31, 2010:

	Note to Financial Statements	One Year or Less	One to Three Years	Three to Five Years	Over Five Years	Total
				(in thousands)		
Time deposits	10	$1,950,141	$452,614	$272,234	$ 57,862	$2,732,851
Long-term borrowings	11	207,641	54,754	400,204	2,271,259	2,933,858
Junior subordinated debentures issued to capital trusts*	12	—	—	—	181,767	181,767
Operating leases	15	17,917	32,887	32,792	226,106	309,702
Capital expenditures		4,093	—	—	—	4,093
Total		$2,179,792	$540,255	$705,230	$2,736,994	$6,162,271

* Amounts presented consists of the contractual principal balances. The junior subordinated debentures issued to VNB Capital Trust I are carried at fair value of $161.7 million on the consolidated statement of condition at December 31, 2010.

Valley also has obligations under its pension benefit plans, not included in the above table, as further described in Note 13 of the consolidated financial statements.

Commitments. As a financial services provider, we routinely enter into commitments to extend credit, including loan commitments, standby and commercial letters of credit. While these contractual obligations represent our future cash requirements, a significant portion of commitments to extend credit may expire without being drawn on based upon our historical experience. Such commitments are subject to the same credit policies and approval process accorded to loans made by the Bank. For additional information, see Note 15 of the consolidated financial statements.

The following table shows the amounts and expected maturities of significant commitments as of December 31, 2010:

	One Year or Less	One to Three Years	Three to Five Years	Over Five Years	Total
			(in thousands)		
Commitments under commercial loans and lines of credit	$1,643,020	$ 16,330	$ 9,025	$103,211	$1,771,586
Home equity and other revolving lines of credit	566,302	—	—	—	566,302
Outstanding commercial real estate loan commitments	102,894	86,413	494	—	189,801
Standby letters of credit	117,181	15,147	74,862	14,770	221,960
Outstanding residential mortgage loan commitments	264,529	—	—	—	264,529
Commitments under unused lines of credit— credit card	41,360	29,828	—	—	71,188
Commercial letters of credit	11,882	—	—	—	11,882
Commitments to sell loans	127,950	—	—	—	127,950
Commitments to fund civic and community investments	1,486	—	—	—	1,486
Other*	11,361	1,303	262	—	12,926
Total	$2,887,965	$149,021	$84,643	$117,981	$3,239,610

* This category primarily consists of contractual communication and technology costs.

Derivative Instruments and Hedging Activities. Valley is exposed to certain risks arising from both its business operations and economic conditions. Valley principally manages its exposures to a wide variety of business and operational risks through management of its core business activities. Valley manages economic risks, including interest rate, liquidity, and credit risk, primarily by managing the amount, sources, and duration of its assets and liabilities and, from time to time, the use of derivative financial instruments. Specifically, Valley enters into derivative financial instruments to manage exposures that arise from business activities that result in the payment of future known and uncertain cash amounts, the value of which are determined by interest rates. Valley's derivative financial instruments are used to manage differences in the amount, timing, and duration of Valley's known or expected cash receipts and its known or expected cash payments mainly related to certain variable-rate deposits and borrowings, and fixed-rate loan assets.

Cash Flow Hedges of Interest Rate Risk

Valley's objectives in using interest rate derivatives are to add stability to interest expense and to manage its exposure to interest rate movements. To accomplish this objective, Valley uses interest rate swaps and caps as part of its interest rate risk management strategy. Interest rate swaps designated as cash flow hedges involve the payment of either fixed or variable-rate amounts in exchange for the receipt of variable or fixed-rate amounts from a counterparty. Interest rate caps designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty if interest rates rise above the strike rate on the contract in exchange for an up-front premium.

In October 2010, Valley entered into two forward starting interest rate swaps to hedge the change in cash flows associated with certain prime-rate-indexed deposits, consisting of consumer and commercial money market deposit accounts. The cash flow hedge interest rate swaps, with a total notional amount of $200 million, will require the payment by Valley of fixed-rate amounts at approximately 4.73 percent in exchange for the receipt of variable-rate payments at the prime rate starting in October 2011 and expiring in October 2016.

At December 31, 2010, Valley had two interest rate caps with an aggregate notional amount of $100 million, strike rates of 2.50 percent and 2.75 percent, and a maturity date of May 1, 2013. Hedge accounting was not applied to these interest rate caps from January 1, 2009 until February 20, 2009 due to the termination of the original hedging relationship in the fourth quarter of 2008. On February 20, 2009, Valley re-designated the interest rate caps to hedge the variable cash flows associated with customer repurchase agreements and money market deposit accounts products that have variable interest rate, based on the federal funds rate. The change in fair value of these derivatives, while they were not designated as hedges, was a $369 thousand gain, which is included in other non-interest income for the year ended December 31, 2009.

At December 31, 2010, Valley also had two interest rate caps designated as cash flow hedges, to reduce its exposure to movements in interest rates above the caps' strike rate based on the U.S. prime interest rate. The interest rate caps have an aggregate notional amount of $100 million, strike rates of 6.00 percent and 6.25 percent, and a maturity date of July 15, 2015. The caps are used to hedge the total change in cash flows associated with prime-rate-indexed deposits, consisting of consumer and commercial money market deposit accounts, which have variable interest rates indexed to the prime rate.

Fair Value Hedge of a Fixed Rate Asset

Valley is exposed to changes in the fair value of certain of its fixed rate assets due to changes in benchmark interest rates based on one month-LIBOR. From time to time, Valley uses interest rate swaps to manage its exposure to changes in fair value. Interest rate swaps designated as fair value hedges involve the receipt of variable rate payments from a counterparty in exchange for Valley making fixed rate payments over the life of the agreements without the exchange of the underlying notional amount. As of December 31, 2010, Valley had one interest rate swap with a notional amount of $9.1 million.

Non-designated Hedges

Valley does not use derivatives for speculative purposes. Derivatives not designated as hedges are used to manage Valley's exposure to interest rate movements and other identified risks but do not meet the strict hedge accounting requirements under U.S. GAAP. During 2009, Valley entered into and terminated three interest rate swaps not designated as hedges to potentially offset the change in fair value of certain trading securities. During the fourth quarter of 2008, as mentioned above, two interest rate caps (due to mismatches in index) no longer qualified for hedge accounting but were subsequently re-designated as cash flow hedges in February 2009. During the year ended December 31, 2010, Valley had no derivatives that were not designated in hedging relationships.

Credit Risk Related Contingent Features

By using derivatives, Valley is exposed to credit risk if counterparties to the derivative contracts do not perform as expected. Management attempts to minimize counterparty credit risk through credit approvals, limits, monitoring procedures and obtaining collateral where appropriate. Credit risk exposure associated with derivative contracts is managed at Valley in conjunction with Valley's consolidated counterparty risk management process. Valley's counterparties and the risk limits monitored by management are periodically reviewed and approved by the Board of Directors.

See Note 15 to the consolidated financial statements for quantitative information on our derivative financial instruments and hedging activities.

Trust Preferred Securities. In addition to the commitments and derivative financial instruments of the types described above, our off balance sheet arrangements include a $5.5 million ownership interest in the common securities of our statutory trusts to issue trust preferred securities. See "Capital Adequacy" section above in this Item 7 and Note 12 of the consolidated financial statements.

Results of Operations—2009 Compared to 2008

Net interest income on a tax equivalent basis increased $28.2 million to $454.5 million for 2009 compared with $426.3 million for 2008. During 2009, a 50 basis point decline in interest rates paid on average interest bearing liabilities and higher average interest earning assets positively impacted our net interest income, but were partially offset by a 32 basis point decline in the yield on average loans, a 46 basis point decline in the yield on average investments, and higher average interest bearing liabilities as compared to 2008.

The net interest margin on a tax equivalent basis was 3.49 percent for the year ended December 31, 2009 compared with 3.44 percent for the year ended December 31, 2008. The change was mainly attributable to a decrease in interest rates paid on all interest bearing liabilities and higher average loan balances, partially offset by a lower yield on average loans and higher average interest bearing liabilities. Average interest rates earned on interest earning assets decreased 43 basis points while average interest rates paid on interest bearing liabilities decreased 50 basis points causing a 5 basis point increase in the net interest margin as compared to the year ended December 31, 2008.

Average loans totaling $9.7 billion for the year ended December 31, 2009 increased $318.9 million as compared to the same period for 2008 mainly due to higher loan balances in the 2009 period related to solid organic loan growth in the second half of 2008 and loans acquired in the Greater Community merger on July 1, 2008. Average investment securities increased $158.4 million, or 5.6 percent in 2009 as compared to the year ended December 31, 2008. Despite the higher average loan balances during 2009, interest income on a tax equivalent basis for loans decreased $11.7 million for the year ended December 31, 2009 compared with the same period in 2008 due to a 32 basis point decrease in the yield on average loans. Interest income on a tax equivalent basis for investment securities also decreased $4.8 million due to a 46 basis point decline in yield caused by normal principal paydowns of higher yield securities which were mainly reinvested in shorter term and lower yield securities as we reduced our repricing risk and positioned the balance sheet to be more asset sensitive in the current low interest rate environment. The decline in yield on investment securities was partially mitigated by the increase in average investment securities during 2009 as we reallocated some of our excess liquidity from loan principal paydowns and growth in deposits to investment securities. A 93 basis point decline in the yield on average federal funds sold and other interest bearing deposits, partially offset by a $170.0 million increase in average balances within the category, resulted in a decrease of $1.2 million in interest income on such investments in 2009 compared to 2008.

Average interest bearing liabilities increased $230 million to $10.6 billion for the year ended December 31, 2009 mainly due to additional deposits generated from 17 de novo branches opened in 2009 and 2008, and our other existing branches (assisted by the nominal level of long-term interest rates on other investment alternatives available to customers during 2009) and deposits assumed from Greater Community in the latter half of 2008, partially offset by the maturity of $300 million in short-term FHLB advances during the first and second quarters of 2009. The cost of savings, NOW, and money market accounts, time deposits, and short-term borrowings decreased 65, 88, and 34 basis points, respectively, during 2009 due to a sharp decline in short-term interest rates since the fourth quarter of 2008, while the cost of long-term borrowing increased by 7 basis points during the 2009 period. Average savings, NOW, and money market deposits increased $300.1 million as compared to 2008 due to several factors, including new deposits from de novo branches, deposits assumed in the 2008 acquisition, some migration of customer repo balances caused by our decision to reduce collateral positions to support the repo product during the first quarter of 2009, as well as potential general increases from a higher U.S. household savings rate in 2009 caused by the economic downturn. Average time deposits increased $154.7 million mainly due to deposit initiatives during the fourth quarter of 2008 and the first quarter of 2009, as well as time deposits assumed in the Greater Community merger during 2008. Although average time deposits increased from 2008 due to the aforementioned factors, the actual time deposits balance at December 31, 2009 declined almost 15 percent as compared to December 31, 2008 as we did not actively pursued the retention of higher cost interest bearing deposits since the first quarter of 2009 due to lower loan volumes and the level of interest rates available to us on other investment alternatives for such funds. Average long-term borrowings (including junior subordinated debentures issued to capital trusts) increased $60.0 million from 2008 due to new long-term positions in FHLB advances mainly entered into during the second quarter of 2008 that remained outstanding during 2009, as well as approximately $25 million in junior subordinated debentures assumed from Greater Community in 2008. Average short-term borrowings decreased $284.7 million mainly due to the maturity of $300 million in short-term FHLB advances in the first half of 2009 and lower customer repo balances during 2009 as the low level of interest rates reduced customers' incentive to overnight sweep their demand deposit balance and we reduced our support of the product.

Non-interest income represented 9.2 percent and 0.4 percent of total interest income plus non-interest income for 2009 and 2008, respectively. For the year ended December 31, 2009, non-interest income increased $69.0 million, compared with 2008.

Service charges on deposit accounts decreased $1.5 million, or 5.3 percent to $26.8 million for the year ended December 31, 2009 as compared to 2008 mainly due to a decrease in overdraft fees and non-sufficient funds charges. However, fees on checking accounts increased approximately $1.0 million as compared to 2008 due to our de novo branch expansion activity and deposit accounts assumed in the Greater Community merger during the second half of 2008.

Net gains on securities transactions increased $3.0 million to $8.0 million for the year ended December 31, 2009 compared to $5.0 million in 2008. The majority of the net gains in 2009 were recognized during the fourth quarter as we sold certain corporate debt and residential mortgage-backed securities classified as available for sale to reduce both the overall credit and re-pricing risk exposures of our investment portfolio.

Net impairment losses on securities decreased $78.5 million to $6.4 million for the year ended December 31, 2009 compared to $84.8 million for 2008. The 2009 amount includes estimated credit losses on four private label mortgage-backed securities, one pooled trust preferred security, and one equity security issued by a financial institution. The other-than-temporary impairment charges incurred during 2008 were mainly due to a decline in the value of Freddie Mac and Fannie Mae perpetual preferred securities, one private label mortgage-backed security, and two pooled trust preferred securities.

Net trading losses increased $13.6 million to a net loss of $10.4 million for the year ended December 31, 2009 compared to a net gain of $3.2 million for 2008. The increase was mainly due to a $15.8 million non-cash loss related to the change in the fair value our junior subordinated debentures carried at fair value during the 2009 period compared to $15.2 million gain recorded on the same debentures in the comparable 2008 period. The negative impact of the change in the fair value of the junior subordinated debentures from 2008 was partially offset by a $16.3 million increase in mark to market gains on our trading securities and realized gains on sales of trading securities which had a combined total net gain of $5.4 million for 2009 as compared to a net loss of $10.9 million for 2008. The 2008 period also includes a $1.2 million loss realized on one fixed FHLB advance carried at fair value, which was redeemed prior to its contractual maturity date during the second quarter of 2008. No FHLB advances were held at fair value at December 31, 2009.

Net gains on sales of loans increased $7.7 million to $8.9 million for the year ended December 31, 2009 compared to $1.3 million for the prior year. This increase was mainly due to the gains realized on conforming residential mortgage loans originated for sale totaling approximately $380 million during 2009, as we sold most conforming refinanced and new residential mortgage loans in the secondary market due to the historical low level of current interest rates.

BOLI income decreased $4.5 million, or 43.9 percent for the year ended December 31, 2009 compared with 2008 primarily due to severe downturn in the financial markets during 2009 and its negative impact on the performance of the underlying investment securities of the BOLI asset.

Non-interest expense increased $20.8 million to $306.0 million for the year ended December 31, 2009 from $285.2 million for 2008. The increase in the 2009 period was mainly due to an $18.1 million increase in the FDIC insurance assessment. Additionally, increases in salary expense, employee benefit expense, and net occupancy and equipment expense from 2008 were partially offset by a decrease in other expense during 2009. The largest component of non-interest expense is salary and employee benefit expense which totaled $163.7 million in 2009 compared with $157.9 million in 2008. The increases in most categories from 2008 relate mainly to de novo branch expansion and the acquisition of Greater Community on July 1, 2008.

The FDIC insurance assessment increased $18.1 million to $20.1 million for the year ended December 31, 2009 compared to $2.0 million for 2008 mainly due to the depletion of our prior period FDIC acquisition credits during the first quarter of 2009, higher normal assessment rates and our election to participate in the FDIC's Temporary Liquidity Guarantee Program starting in the latter half of the fourth quarter of 2008. Additionally, the 2009 period includes a $6.5 million special assessment which was imposed on all depository institutions (equal to 5 basis points of total assets minus tier 1 capital as on June 30, 2009) due to depletion of the Federal Deposit Insurance Fund.

Income tax expense was $51.5 million for the year ended December 31, 2009, reflecting an effective tax rate of 30.7 percent, compared with $16.9 million for 2008, reflecting an effective tax rate of 15.3 percent. The increase was due to several factors, including the lower level of 2008 pre-tax income and a $6.5 million reduction in Valley's deferred tax asset valuation allowance in 2008. Additionally, the effective tax rate in 2009 was negatively impacted by lower tax advantaged income and higher state and local tax expense.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

For information regarding Quantitative and Qualitative Disclosures About Market Risk, see Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Interest Rate Sensitivity."

Item 8. ***Financial Statements and Supplementary Data***

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	December 31, 2010	December 31, 2009
	(in thousands except for share data)	
Assets		
Cash and due from banks	$ 302,629	$ 305,678
Interest bearing deposits with banks	63,657	355,659
Investment securities:		
Held to maturity, fair value of $1,898,872 at December 31, 2010 and $1,548,006 at December 31, 2009	1,923,993	1,584,388
Available for sale	1,035,282	1,352,481
Trading securities	31,894	32,950
Total investment securities	2,991,169	2,969,819
Loans held for sale, at fair value	58,958	25,492
Non-covered loans	9,009,140	9,370,071
Covered loans	356,655	—
Less: Allowance for loan losses	(124,704)	(101,990)
Net loans	9,241,091	9,268,081
Premises and equipment, net	265,570	266,401
Bank owned life insurance	304,956	304,031
Accrued interest receivable	59,126	56,245
Due from customers on acceptances outstanding	6,028	6,985
FDIC loss-share receivable	89,359	—
Goodwill	317,891	296,424
Other intangible assets, net	25,650	24,305
Other assets	417,742	405,033
Total Assets	$14,143,826	$14,284,153
Liabilities		
Deposits:		
Non-interest bearing	$ 2,524,299	$ 2,420,006
Interest bearing:		
Savings, NOW and money market	4,106,464	4,044,912
Time	2,732,851	3,082,367
Total deposits	9,363,614	9,547,285
Short-term borrowings	192,318	216,147
Long-term borrowings	2,933,858	2,946,320
Junior subordinated debentures issued to capital trusts (includes fair value of $161,734 at December 31, 2010 and $155,893 at December 31, 2009 for VNB Capital Trust I)	186,922	181,150
Bank acceptances outstanding	6,028	6,985
Accrued expenses and other liabilities	165,881	133,412
Total Liabilities	12,848,621	13,031,299
Shareholders' Equity		
Preferred stock, no par value, authorized 30,000,000 shares; none issued	—	—
Common stock, no par value, authorized 210,451,912 shares; issued 162,058,055 shares at December 31, 2010 and 162,042,502 shares at December 31, 2009	57,041	54,293
Surplus	1,178,325	1,178,992
Retained earnings	79,803	73,592
Accumulated other comprehensive loss	(5,719)	(19,816)
Treasury stock, at cost (597,459 common shares at December 31, 2010 and 1,405,204 common shares at December 31, 2009)	(14,245)	(34,207)
Total Shareholders' Equity	1,295,205	1,252,854
Total Liabilities and Shareholders' Equity	$14,143,826	$14,284,153

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

	Years ended December 31,		
	2010	2009	2008
	(in thousands, except for share data)		
Interest Income			
Interest and fees on loans	$ 543,009	$ 561,252	$ 572,918
Interest and dividends on investment securities:			
Taxable	115,593	131,792	137,763
Tax-exempt	10,366	9,682	10,089
Dividends	7,428	8,513	6,734
Interest on federal funds sold and other short-term investments	416	945	2,190
Total interest income	676,812	712,184	729,694
Interest Expense			
Interest on deposits:			
Savings, NOW and money market	19,126	24,894	45,961
Time	55,798	93,403	117,152
Interest on short-term borrowings	1,345	4,026	10,163
Interest on long-term borrowings and junior subordinated debentures	137,791	140,547	135,619
Total interest expense	214,060	262,870	308,895
Net Interest Income	462,752	449,314	420,799
Provision for credit losses	49,456	47,992	28,282
Net Interest Income After Provision for Credit Losses	413,296	401,322	392,517
Non-Interest Income			
Trust and investment services	7,665	6,906	7,161
Insurance commissions	11,334	10,224	10,053
Service charges on deposit accounts	25,691	26,778	28,274
Gains on securities transactions, net	11,598	8,005	5,020
Other-than-temporary impairment losses on securities	(1,393)	(6,339)	(84,835)
Portion recognized in other comprehensive income (before taxes)	(3,249)	(13)	—
Net impairment losses on securities recognized in earnings	(4,642)	(6,352)	(84,835)
Trading (losses) gains, net	(6,897)	(10,434)	3,166
Fees from loan servicing	4,919	4,839	5,236
Gains on sales of loans, net	12,591	8,937	1,274
Gains on sales of assets, net	619	605	518
Bank owned life insurance	6,166	5,700	10,167
Change in FDIC loss-share receivable	6,268	—	—
Other	16,015	17,043	17,222
Total non-interest income	91,327	72,251	3,256
Non-Interest Expense			
Salary and employee benefits expense	176,106	163,746	157,876
Net occupancy and equipment expense	61,765	58,974	54,042
FDIC insurance assessment	13,719	20,128	1,985
Amortization of other intangible assets	7,721	6,887	7,224
Professional and legal fees	10,137	7,907	8,241
Advertising	4,052	3,372	2,697
Other	44,182	45,014	53,183
Total non-interest expense	317,682	306,028	285,248
Income Before Income Taxes	186,941	167,545	110,525
Income tax expense	55,771	51,484	16,934
Net Income	131,170	116,061	93,591
Dividends on preferred stock and accretion	—	19,524	2,090
Net Income Available to Common Stockholders	$ 131,170	$ 96,537	$ 91,501
Earnings Per Common Share:			
Basic	$ 0.81	$ 0.64	$ 0.64
Diluted	0.81	0.64	0.64
Cash Dividends Declared Per Common Share	0.72	0.72	0.72
Weighted Average Number of Common Shares Outstanding:			
Basic	161,059,906	151,675,691	143,805,528
Diluted	161,068,175	151,676,409	143,884,683

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Number of Common Shares	Preferred Stock	Common Stock	Surplus	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total Shareholders' Equity
				(in thousands)				
Balance—December 31, 2007	138,743	—	$43,185	$ 879,892	$ 104,225	$(12,982)	$(65,260)	$ 949,060
Comprehensive income:								
Net income	—	—	—	—	93,591	—	—	93,591
Other comprehensive loss, net of tax:								
Net change in unrealized gains and losses on securities available for sale (AFS), net of tax benefit of $53,603	—	—	—	—	—	(78,678)	—	—
Less reclassification adjustment for losses included in net income, net of tax benefit of $33,084	—	—	—	—	—	46,731	—	—
Net change in unrealized gains and losses on derivatives, net of tax of $3,928	—	—	—	—	—	(5,434)	—	—
Less reclassification adjustment for derivative losses included in net income, net of tax benefit of $313	—	—	—	—	—	434	—	—
Pension benefit adjustment, net of tax benefit of $7,946	—	—	—	—	—	(11,002)	—	—
Other comprehensive loss	—	—	—	—	—	(47,949)	—	(47,949)
Total comprehensive income	—	—	—	—	—	—	—	45,642
Proceeds from issuance of preferred stock and warrant	—	291,365	—	8,635	—	—	—	300,000
Accretion of discount on preferred stock	—	174	—	—	(174)	—	—	—
Cash dividends declared on common stock	—	—	—	—	(104,352)	—	—	(104,352)
Cash dividends accrued on preferred stock	—	—	—	—	(1,916)	—	—	(1,916)
Effect of stock incentive plan, net	526	—	(106)	(5,296)	(6,140)	—	17,991	6,449
Stock dividend declared	—	—	—	(108,124)	—	—	—	(108,124)
Stock dividend paid	—	—	2,097	105,869	—	—	—	107,966
Common stock and warrants issued in acquisition	9,595	—	3,052	165,018	—	—	(277)	167,793
Fair value of stock options granted	—	—	—	985	—	—	—	985
Tax benefit from stock-based compensation	—	—	—	106	—	—	—	106
Balance—December 31, 2008	148,864	$291,539	$48,228	$1,047,085	$ 85,234	$(60,931)	$(47,546)	$1,363,609
Cumulative effect of adoption of a new accounting principle (ASC Topic 320)	—	—	—	—	8,605	(8,605)	—	—
Balance—January 1, 2009	148,864	$291,539	$48,228	$1,047,085	$ 93,839	$(69,536)	$(47,546)	$1,363,609

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY—(Continued)

	Number of Common Shares	Preferred Stock	Common Stock	Surplus	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total Shareholders' Equity
				(in thousands)				
Balance—January 1, 2009	148,864	$ 291,539	$48,228	$1,047,085	$ 93,839	$(69,536)	$(47,546)	$1,363,609
Comprehensive income:								
Net income	—	—	—	—	116,061	—		116,061
Other comprehensive income, net of tax:								
Net change in unrealized gains and losses on securities AFS, net of tax of $23,518	—	—	—	—	—	47,351	—	—
Less reclassification adjustment for gains included in net income, net of tax of $3,002	—	—	—	—	—	(5,003)	—	—
Net change in non-credit impairment losses on securities, net of tax benefit of $1,337	—	—	—	—	—	(2,774)	—	—
Less reclassification adjustment for credit impairment losses on securities included in net income, net of tax benefit of $2,237	—	—	—	—	—	3,767	—	—
Net change in unrealized gains and losses on derivatives, net of tax of $1,458	—	—	—	—	—	2,017	—	—
Less reclassification adjustment for derivative losses included in net income, net of tax benefit of $193	—	—	—	—	—	267	—	—
Pension benefits adjustment, net of tax $2,957	—	—	—	—	—	4,095	—	—
Other comprehensive income	—	—	—	—		49,720	—	49,720
Total comprehensive income	—	—	—	—		—	—	165,781
Preferred stock redemption	—	(300,000)	—	—		—	—	(300,000)
Accretion of discount on preferred stock	—	8,461	—	—	(8,461)	—	—	—
Cash dividends declared on preferred stock	—	—	—	—	(11,063)	—	—	(11,063)
Cash dividends declared on common stock	—	—	—	—	(110,101)	—	—	(110,101)
Effect of stock incentive plan, net	182	—	(32)	1,725	(2,121)	—	4,319	3,891
Common stock dividend declared	—	—	—	(101,051)	—	—	—	(101,051)
Common stock dividend paid	—	—	2,363	98,650	—	—	—	101,013
Common stock issued	11,591	—	3,734	131,562	(4,562)	—	9,020	139,754
Fair value of stock options granted	—	—	—	1,021	—	—	—	1,021
Balance—December 31, 2009	160,637	$ —	$54,293	$1,178,992	$ 73,592	$(19,816)	$(34,207)	$1,252,854

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY—(Continued)

	Number of Common Shares	Preferred Stock	Common Stock	Surplus	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total Shareholders' Equity
				(in thousands)				
Balance—December 31, 2009	160,637	$—	$54,293	$1,178,992	$ 73,592	$(19,816)	$(34,207)	$1,252,854
Comprehensive income:								
Net income	—	—	—	—	131,170	—	—	131,170
Other comprehensive income, net of tax:								
Net change in unrealized gains and losses on securities AFS, net of tax of $7,739	—	—	—	—	—	12,637	—	—
Less reclassification adjustment for gains included in net income, net of tax of $4,268	—	—	—	—	—	(7,330)	—	—
Net change in non-credit impairment losses on securities, net of tax of $1,973	—	—	—	—	—	3,328	—	—
Less reclassification adjustment for credit impairment losses on securities included in net income, net of tax benefit of $1,640	—	—	—	—	—	2,741	—	—
Net change in unrealized gains and losses on derivatives, net of tax of $627	—	—	—	—	—	866	—	—
Less reclassification adjustment for derivative losses included in net income, net of tax benefit of $825	—	—	—	—	—	1,142	—	—
Pension benefits adjustment, net of tax of $512	—	—	—	—	—	713	—	—
Other comprehensive income	—	—	—	—	—	14,097	—	14,097
Total comprehensive income	—	—	—	—	—	—	—	145,267
Cash dividends declared on common stock	—	—	—	—	(116,137)	—	—	(116,137)
Effect of stock incentive plan, net	206	—	65	1,322	(2,603)	—	5,313	4,097
Common stock dividend declared	—	—	—	(110,848)	—	—	—	(110,848)
Common stock dividend paid	—	—	2,683	108,015	—	—	—	110,698
Common stock issued	618	—	—	—	(6,219)	—	14,649	8,430
Fair value of stock options granted	—	—	—	844	—	—	—	844
Balance—December 31, 2010	161,461	$—	$57,041	$1,178,325	$ 79,803	$ (5,719)	$(14,245)	$1,295,205

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,		
	2010	2009	2008
	(in thousands)		
Cash flows from operating activities:			
Net income	$ 131,170	$ 116,061	$ 93,591
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	15,850	15,316	14,662
Stock-based compensation	4,830	5,049	5,531
Provision for credit losses	49,456	47,992	28,282
Net amortization of premiums and accretion of discounts on securities and borrowings	12,443	9,592	(3,013)
Amortization of other intangible assets	7,721	6,887	7,224
Gains on securities transactions, net	(11,598)	(8,005)	(5,020)
Net impairment losses on securities recognized in earnings	4,642	6,352	84,835
Proceeds from sales of loans held for sale	385,997	369,917	55,598
Gains on sales of loans, net	(12,591)	(8,937)	(1,274)
Originations of loans held for sale	(323,710)	(381,930)	(55,882)
Gains on sales of assets, net	(619)	(605)	(518)
Net deferred income tax expense (benefit)	20,176	(10,898)	(33,956)
Net change in:			
Trading securities	1,056	1,286	688,341
Fair value of borrowings carried at fair value	5,841	15,828	(14,049)
Cash surrender value of bank owned life insurance	(6,166)	(5,700)	(10,167)
Accrued interest receivable	93	1,472	(1,139)
Other assets	3,301	91,644	83,478
Accrued expenses and other liabilities	(8,878)	(166,768)	(1,155)
Net cash provided by operating activities	279,014	104,553	935,369
Cash flows from investing activities:			
Net loan repayments (originations)	359,117	734,544	(854,870)
Loans purchased	(52,279)	—	—
Investment securities held to maturity:			
Purchases	(993,407)	(967,904)	(574,991)
Maturities, calls and principal repayments	644,810	526,637	118,673
Investment securities available for sale:			
Purchases	(321,318)	(503,483)	(722,640)
Sales	425,473	326,096	262,796
Maturities, calls and principal repayments	327,316	333,041	456,871
Death benefit proceeds from bank owned life insurance	5,241	1,727	—
Proceeds from sales of real estate property and equipment	4,601	3,713	2,209
Purchases of real estate property and equipment	(14,599)	(25,282)	(29,877)
Cash and cash equivalents acquired (paid) in acquisitions	44,228	(285)	35,376
Net cash provided by (used in) investing activities	429,183	428,804	(1,306,453)
Cash flows from financing activities:			
Net change in deposits	(837,871)	314,362	426,977
Net change in short-term borrowings	(36,517)	(424,157)	19,735
Advances of long-term borrowings	50,681	—	391,001
Repayments of long-term borrowings	(72,742)	(60,755)	(315,480)
Redemption of junior subordinated debentures	—	—	(7,689)
Proceeds from issuance of preferred stock and a warrant	—	—	300,000
Redemption of preferred stock	—	(300,000)	—
Dividends paid to preferred shareholders	—	(12,980)	—
Dividends paid to common shareholders	(115,190)	(109,005)	(102,517)
Tax benefit from stock-based compensation	—	—	106
Common stock issued, net	8,391	140,008	1,993
Net cash (used in) provided by financing activities	(1,003,248)	(452,527)	714,126
Net change in cash and cash equivalents	(295,051)	80,830	343,042
Cash and cash equivalents at beginning of year	661,337	580,507	237,465
Cash and cash equivalents at end of year	$ 366,286	$ 661,337	$ 580,507

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

	Years ended December 31,		
	2010	2009	2008
	(in thousands)		
Supplemental disclosures of cash flow information:			
Cash payments for:			
Interest on deposits and borrowings	$217,102	$288,858	$ 305,216
Federal and state income taxes	50,636	63,021	46,971
Supplemental schedule of non-cash investing activities:			
Transfer of investment securities held to maturity to available for sale*	—	—	1,059
Loans transferred to loans held for sale	83,162	—	—
Acquisitions:			
Non-cash assets acquired:			
Investment securities available for sale	73,743	—	67,411
Loans	412,331	—	812,489
Allowance for loan losses	—	—	(11,410)
Premises and equipment, net	133	—	15,266
Bank owned life insurance	—	—	16,284
Accrued interest receivable	2,788	—	3,834
Goodwill	21,413	726	115,318
Other intangible assets, net	4,884	224	7,476
FDIC loss-share receivable	108,000	—	—
Other assets	22,558	—	9,969
Total non-cash assets acquired	645,850	950	1,036,637
Liabilities assumed:			
Deposits	654,200	—	714,942
Short-term borrowings	12,688	—	15,415
Long-term borrowings	10,559	—	133,574
Junior subordinated debentures issued to capital trusts	—	—	25,359
Accrued expenses and other liabilities	12,631	665	14,927
Total liabilities assumed	690,078	665	904,217
Net non-cash assets acquired	$ (44,228)	$ 285	$ 132,420
Cash and cash equivalents acquired (paid) in acquisitions	$ 44,228	$ (285)	$ 35,376
Common stock issued in acquisition	$ —	$ —	$ 167,796

* Valley changed its intent to hold two pooled trust preferred securities to maturity after significant deterioration in the issuers' creditworthiness resulting in other-than-temporary impairment charges of $7.8 million for the year ended December 31, 2008.

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Note 1)

Business

Valley National Bancorp, a New Jersey Corporation ("Valley"), is a bank holding company whose principal wholly-owned subsidiary is Valley National Bank (the "Bank"), a national banking association providing a full range of commercial, retail and trust and investment services through its branch and ATM network throughout northern and central New Jersey, as well as in New York City boroughs of Manhattan, Brooklyn and Queens. The Bank also lends to borrowers outside its branch network. The Bank is subject to intense competition from other financial services companies and is subject to the regulation of certain federal and state agencies and undergoes periodic examinations by certain regulatory authorities.

Valley National Bank's subsidiaries are all included in the consolidated financial statements of Valley. These subsidiaries include:

- a mortgage servicing company;
- a title insurance agency;
- asset management advisors which are Securities and Exchange Commission ("SEC") registered investment advisors;
- an all-line insurance agency offering property and casualty, life and health insurance;
- subsidiaries which hold, maintain and manage investment assets for the Bank;
- a subsidiary which owns and services auto loans;
- a subsidiary which specializes in asset-based lending;
- a subsidiary which offers financing for general aviation aircraft and servicing for existing commercial equipment leases; and
- a subsidiary which specializes in health care equipment and other commercial equipment leases.

The Bank's subsidiaries also include real estate investment trust subsidiaries (the "REIT" subsidiaries) which own real estate related investments and a REIT subsidiary which owns some of the real estate utilized by the Bank and related real estate investments. Except for Valley's REIT subsidiaries, all subsidiaries mentioned above are directly or indirectly wholly-owned by the Bank. Because each REIT must have 100 or more shareholders to qualify as a REIT, each REIT has issued less than 20 percent of their outstanding non-voting preferred stock to individuals, most of whom are non-senior management Bank employees. The Bank owns the remaining preferred stock and all the common stock of the REITs.

Basis of Presentation

The consolidated financial statements of Valley include the accounts of its commercial bank subsidiary, Valley National Bank and all of Valley's direct or indirect wholly-owned subsidiaries. All inter-company transactions and balances have been eliminated. The accounting and reporting policies of Valley conform to U.S. generally accepted accounting principles ("GAAP") and general practices within the financial services industry. In accordance with applicable accounting standards, Valley does not consolidate statutory trusts established for the sole purpose of issuing trust preferred securities and related trust common securities. See Note 12 below for more detail. Certain prior period amounts have been reclassified to conform to the current presentation. Valley has evaluated subsequent events for potential recognition and/or disclosure in the consolidated financial statements and accompanying notes included in this Annual Report on Form 10-K.

In preparing the consolidated financial statements in conformity with U.S. GAAP, management has made estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated statements of financial condition and results of operations for the periods indicated. Material estimates that are particularly susceptible to change are: the allowance for loan losses; the evaluation of goodwill and other intangible assets, and investment securities for impairment; fair value measurements of assets and liabilities (including the estimated fair values recorded for acquired assets and assumed liabilities in business combination transactions—see Note 2); and income taxes. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the consolidated financial statements in the period they are deemed to be necessary. While management uses its best judgment, actual amounts or results could differ significantly from those estimates. The current economic environment has increased the degree of uncertainty inherent in these material estimates.

In March 2010, the Bank assumed all of the deposits, excluding brokered deposits, and acquired loans, other real estate owned ("covered loans" and "covered OREO", together "covered assets") and certain other assets of The Park Avenue Bank and LibertyPointe Bank, from the Federal Deposit Insurance Corporation (the "FDIC"), as receiver (the "FDIC-assisted transactions"). See Note 2 for further details regarding these transactions.

On May 21, 2010, Valley issued a five percent common stock dividend to shareholders of record on May 7, 2010. All common share and per common share data presented in the consolidated financial statements and the accompanying notes below were adjusted to reflect the dividend.

On March 31, 2008, the Bank sold its registered broker-dealer subsidiary. The divesture was not accounted for in the consolidated audited financial statements as discontinued operations due to the immaterial nature of this subsidiary's financial position and results of operations. See Note 2 for additional details of this transaction.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, interest bearing deposits in other banks (including the Federal Reserve Bank of New York) and, from time to time, overnight federal funds sold.

The Bank is required to maintain reserve balances in cash or on deposit with the Federal Reserve Bank based on a percentage of deposits. These reserve balances totaled $16.8 million and $22.9 million at December 31, 2010 and 2009, respectively.

Investment Securities

At the time of purchase, management elects to classify investment securities into one of three categories: held to maturity, available for sale or trading. Investment securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold to maturity. Investment securities to be held for indefinite periods are classified as available for sale and carried at fair value, with unrealized holding gains and losses reported as a component of other comprehensive income, net of tax. Securities that may be sold and reinvested over short durations as part of management's asset/liability management strategies are classified as trading and are carried at fair value, with changes in unrealized holding gains and losses included in non-interest income in the accompanying consolidated statements of income as a component of trading (losses) gains, net. Realized gains or losses on the sale of trading securities are recognized by the specific identification method and are included in trading (losses) gains, net. Investments in Federal Home Loan Bank and Federal Reserve Bank stock, which have limited marketability, are carried at cost in other assets and totaled $139.8 million and $139.9 million at December 31, 2010 and 2009, respectively. Management noted no indicators of impairment for the Federal Home Loan Bank of New York stock during 2010.

Quarterly, Valley evaluates its investment securities classified as held to maturity or available for sale for other-than-temporary impairment. Other-than-temporary impairment means Valley believes the security's impairment is due to factors that could include its inability to pay interest or dividends, its potential for default, and/or other factors. As a result of Valley's adoption of new authoritative guidance under ASC Topic 320, "Investments—Debt and Equity Securities" on January 1, 2009, when a held to maturity or available for sale debt security is assessed for other-than-temporary impairment, Valley has to first consider (a) whether it intends to sell the security, and (b) whether it is more likely than not that Valley will be required to sell the security prior to recovery of its amortized cost basis. If one of these circumstances applies to a security, an other-than-temporary impairment loss is recognized in the statement of income equal to the full amount of the decline in fair value below amortized cost. If neither of these circumstances applies to a security, but Valley does not expect to recover the entire amortized cost basis, an other-than-temporary impairment loss has occurred that must be separated into two categories: (a) the amount related to credit loss, and (b) the amount related to other factors. In assessing the level of other-than-temporary impairment attributable to credit loss, Valley compares the present value of cash flows expected to be collected with the amortized cost basis of the security. The portion of the total other-than-temporary impairment related to credit loss is recognized in earnings, while the amount related to other factors is recognized in other comprehensive income. The total other-than-temporary impairment loss is presented in the statement of income, less the portion recognized in other comprehensive income. When a debt security becomes other-than-temporarily impaired, its amortized cost basis is reduced to reflect the portion of the total impairment related to credit loss. Prior to Valley's adoption of the new authoritative guidance, total other-than-temporary impairment losses (i.e., both credit and non-credit losses) on debt securities were recognized through earnings with an offset to reduce the amortized cost basis of the applicable debt securities by their entire impairment amount.

To determine whether a security's impairment is other-than-temporary, Valley considers factors that include, the causes of the decline in fair value, such as credit problems, interest rate fluctuations, or market volatility; the severity and duration of the decline; Valley's ability and intent to hold equity security investments until they recover in value (as well as the likelihood of such a recovery in the near term); Valley's intent to sell security investments; and whether it is more likely than not that Valley will be required to sell such securities before recovery of their individual amortized cost basis less any current-period credit loss. For debt securities, the primary consideration in determining whether impairment is other-than-temporary is whether or not it is probable that current or future contractual cash flows have been or may be impaired.

Interest income on investments includes amortization of purchase premiums and discounts. Realized gains and losses are derived based on the amortized cost of the security sold.

Loans Held for Sale

Loans held for sale consist of conforming residential mortgage loans originated and intended for sale in the secondary market and are carried at their estimated fair value on an instrument by instrument basis as permitted by the fair value option election under U.S. GAAP. Changes in fair value are recognized in earnings as a component of gains on sales of loans, net. Origination fees and costs related to loans held for sale are recognized as earned and as incurred. Loans held for sale are generally sold with loan servicing rights retained by Valley. Gains recognized on loan sales include the value assigned to the rights to service the loan. See "Loan Servicing Rights" section below.

Loans and Loan Fees

Loans are reported at their outstanding principal balance net of any unearned income, charge-offs, unamortized deferred fees and costs on originated loans and premium or discounts on purchased loans, except for covered loans. Loan origination and commitment fees, net of related costs are deferred and amortized as an adjustment of loan yield over the estimated life of the loans approximating the effective interest method. See Note 5 for further detail regarding accounting policies for non-accrual and impaired loans.

Loans Acquired Through Transfer (Including Covered Loans)

Loans acquired through the completion of a transfer, including loans acquired in a business combination (see Note 2), are initially recorded at fair value (as determined by the present value of expected future cash flows) with no valuation allowance. Beginning in 2010, Valley accounts for interest income on all loans acquired at a discount that is due, in part; to credit quality based on the acquired loans' expected cash flows. The acquired loans may be aggregated and accounted for as a pool of loans if the loans being aggregated have common risk characteristics. A pool is accounted for as a single asset with a single composite interest rate and an aggregate expectation of cash flow.

The difference between the undiscounted cash flows expected at acquisition and the investment in the loans, or the "accretable yield," is recognized as interest income utilizing the level-yield method over the life of each pool. Contractually required payments for interest and principal that exceed the undiscounted cash flows expected at acquisition, or the "nonaccretable difference," are not recognized as a yield adjustment or as a loss accrual or a valuation allowance. Increases in expected cash flows subsequent to the acquisition are recognized prospectively through adjustment of the yield on the pool over its remaining life, while decreases in expected cash flows are recognized as impairment through a loss provision and an increase in the allowance for loan losses. Valuation allowances (recognized in the allowance for loan losses) on these impaired pools reflect only losses incurred after the acquisition (representing the present value of all cash flows that were expected at acquisition but currently are not expected to be received). The allowance for loan losses on covered loans (acquired through two FDIC-assisted transactions) is determined without consideration of the amounts recoverable through the FDIC loss-share agreements (see "FDIC Loss-Share Receivable" below).

Allowance for Credit Losses

The allowance for credit losses (the "allowance") is increased through provisions charged against current earnings and additionally by crediting amounts of recoveries received, if any, on previously charged-off loans. The allowance is reduced by charge-offs on loans or unfunded letters of credit which are determined to be a loss, in accordance with established policies, when all efforts of collection have been exhausted.

The allowance is maintained at a level estimated to absorb probable credit losses inherent in the loan portfolio as well as other credit risk related charge-offs. The allowance is based on ongoing evaluations of the probable estimated losses inherent in the non-covered loan portfolio and off balance sheet unfunded letters of credits, as well as reserves for impairment of covered loans subsequent to their acquisition date (See discussion under the "Loans Acquired Through Transfer" section above). The Bank's methodology for evaluating the appropriateness of the allowance includes grouping the non-covered loan portfolio into loan segments based on common risk characteristics, tracking the historical levels of classified loans and delinquencies, applying economic outlook factors, assigning specific incremental reserves where necessary, providing specific reserves on impaired loans, and assessing the nature and trend of loan charge-offs. Additionally, the volume of non-performing loans, concentration risks by size, type, and geography, new markets, collateral adequacy, credit policies and procedures, staffing, underwriting consistency, loan review and economic conditions are taken into consideration.

The allowance for loan losses consists of five elements: (i) specific reserves for individually impaired credits, (ii) reserves for adversely classified, or higher risk rated, loans that are not impaired, (iii) reserves for other loans based on historical loss factors, (iv) reserves based on general economic conditions and other qualitative risk factors both internal and external to Valley, including changes in loan portfolio volume, the composition and concentrations of credit, new market initiatives, and the impact of competition on loan structuring and pricing, and (v) an allowance for impaired covered loan pools.

The Credit Risk Management Department individually evaluates non-accrual (non-homogeneous) loans within the commercial and industrial loan and commercial real estate loan portfolio segments over a specific dollar amount and troubled debt restructured loans within all the loan portfolio segments for impairment based on the underlying anticipated method of payment consisting of either the expected future cash flows or the related collateral. If payment is expected solely based on the underlying collateral, an appraisal is completed to assess the fair value of the collateral. Collateral dependent impaired loan balances are written down to the current fair value of each loan's underlying collateral resulting in an immediate charge-off to the allowance, excluding any consideration for personal guarantees that may be pursued in the Bank's collection process. If repayment is based upon future expected cash flows, the present value of the expected future cash flows discounted at the loan's original effective interest rate is compared to the carrying value of the loan, and any shortfall is recorded as a specific valuation allowance in the allowance for credit losses.

The allowances established for probable losses on specific loans are based on a regular analysis and evaluation of the loans. Loans are evaluated based on an internal credit risk rating system for the commercial and industrial loan and commercial real estate loan portfolio segments and non-performing loan status for the residential and consumer loan portfolio segments. Loans are risk-rated based on an internal credit risk grading process that evaluates, among other things: (i) the obligor's ability to repay; (ii) the underlying collateral, if any; and (iii) the economic environment and industry in which the borrower operates. This analysis is performed at the relationship manager level for all commercial and industrial loans and commercial real estate loans, and evaluated by the Loan Review Department on a test basis. Loans with a grade that is below "Pass" grade are adversely classified. See Note 5 for details. Any change in the credit risk grade of performing and/or non-performing loans affects the amount of the related allowance. Once a loan is adversely classified, the assigned relationship manager and/or a special assets officer in conjunction with the Credit Risk Management Department analyze the loan to determine whether the loan is impaired and, if impaired, the need to specifically allocate a portion of the allowance for loan losses to the loan. Specific valuation allowances are determined by analyzing the borrower's ability to repay amounts owed, collateral deficiencies, the relative risk grade of the loan and economic conditions affecting the borrower's industry, among other things.

The allowance allocations for other loans (i.e.; risk rated loans that are not adversely classified and loans that are not risk rated) are calculated by applying historical loss factors for each loan portfolio segment to the applicable outstanding loan portfolio balances. Loss factors are calculated using statistical analysis supplemented by management judgment. The statistical analysis considers historical default rates and historical loss severity in the event of default. The management analysis includes an evaluation of loan portfolio volumes, the composition and concentrations of credit, credit quality and current delinquency trends.

The allowance also contains reserves to cover inherent losses within each of Valley's loan portfolio segments which have not been otherwise reviewed or measured on an individual basis. Such reserves include management's evaluation of national and local economic and business conditions, loan portfolio volumes, the composition and concentrations of credit, credit quality and delinquency trends. These reserves reflect management's attempt to ensure that the overall allowance reflects a margin for imprecision and the uncertainty that is inherent in estimates of probable credit losses.

See Notes 5 and 6 for Valley's loan credit quality and additional allowance disclosures.

Premises and Equipment, Net

Premises and equipment are stated at cost less accumulated depreciation computed using the straight-line method over the estimated useful lives of the related assets. Generally, these useful lives range from three to forty years. Leasehold improvements are depreciated over the term of the lease or estimated useful life of the asset, whichever is shorter. Major improvements are capitalized, while repairs and maintenance costs are charged to operations as incurred. Upon retirement or disposition, any gain or loss is credited or charged to operations.

Bank Owned Life Insurance

Valley owns bank owned life insurance ("BOLI") to help offset the cost of employee benefits. BOLI is recorded at its cash surrender value. Valley's BOLI is invested primarily in U.S. Treasury securities and U.S. agency mortgage-backed securities and the majority of the underlying investment portfolio is managed by one independent investment firm. The change in the cash surrender value is included as a component of non-interest income and is exempt from federal and state income taxes as long as the policies are held until the death of the insured individuals.

Other Real Estate Owned

Other real estate owned ("OREO"), acquired through foreclosure on loans secured by real estate, is reported at the lower of cost or fair value, as established by a current appraisal, less estimated costs to sell, and is included in other assets. Any write-downs at the date of foreclosure are charged to the allowance for loan losses. Expenses incurred to maintain these properties, unrealized losses resulting from write-downs after the date of foreclosure, and realized gains and losses upon sale of the properties are included in other non-interest expense and other non-interest income, as appropriate. OREO and other repossessed assets totaled $12.2 million (including $7.8 million of OREO related to the FDIC-assisted transactions, which is subject to the loss-sharing agreements) at December 31, 2010 and $6.4 million at December 31, 2009.

FDIC Loss-Share Receivable

The receivable arising from the loss sharing agreements (referred to as the "FDIC loss-share receivable" on our consolidated statements of financial condition) is measured separately from the covered loan pools because the agreements are not contractually part of the covered loans and are not transferable should the Bank choose to dispose of the covered loans. Although this asset represents a contractual receivable from the FDIC, there is no contractual interest rate associated with the asset. At the date of acquisition, the FDIC loss-share receivable was measured at its fair value based on expected future cash flows covered by the loss share agreements. In addition, the asset is based on the credit adjustments estimated for each loan pool and the loss-share percentages. See Note 2 for further details.

The difference between the present value at acquisition date and the undiscounted cash flow expected to be collected from the FDIC is accreted into non-interest income over the life of the FDIC loss-share receivable. The FDIC loss-share receivable is reduced as losses are realized on covered loans and other real estate owned, and as the loss-sharing payments are received from the FDIC. Realized losses in excess of the acquisition date estimates will result in an increase in the FDIC loss-share receivable. However, a reduction in the FDIC loss-share receivable due to realized losses less than the acquisition date estimates are recognized prospectively over the shorter of (i) the estimated life of the respective pools of covered loans or (ii) the term of the loss-sharing agreements with the FDIC. The potential increases and decreases to the FDIC loss-share receivable are recorded as a component of non-interest income. The amount ultimately collected for the FDIC loss-share receivable is dependent upon the performance of the underlying covered assets, the passage of time, and claims submitted to the FDIC. See Note 5 for further details.

Goodwill

Intangible assets resulting from acquisitions under the purchase method of accounting consist of goodwill and other intangible assets (see "Other Intangible Assets" section below). Goodwill is not amortized and is subject to an annual assessment for impairment by applying a fair value based test. Goodwill is allocated to Valley's reporting unit, which is a business segment or one level below, at the date goodwill is actually recorded. Impairment is deemed to exist if the carrying value of a reporting unit exceeds its estimated fair value. An impairment charge is recognized in the current period earnings. Valley reviews goodwill annually or more frequently if a triggering event indicates impairment may have occurred, to determine potential impairment by determining if the fair value of the reporting unit has fallen below the carrying value.

Other Intangible Assets

Other intangible assets primarily consist of loan servicing rights, core deposits, customer lists and covenants not to compete obtained through acquisitions. Other intangible assets are amortized using various methods over their estimated lives and are periodically evaluated for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable from future undiscounted cash flows. If impairment is deemed to exist, an adjustment is recorded to earnings in the current period for the difference between the fair value of the asset and its carrying amount.

Loan Servicing Rights

Loan servicing rights are recorded when purchased or when originated loans are sold, with servicing rights retained. The cost of each originated loan is allocated between the servicing right and the loan (without the servicing right) based on their relative fair values. The fair value of the purchased mortgage servicing rights ("PMSRs") and internally originated mortgage servicing rights ("OMSRs") are determined using a method which utilizes servicing income, discount rates, prepayment speeds and default rates specifically relative to Valley's portfolio for OMSRs.

The unamortized costs associated with acquiring loan servicing rights are included in other intangible assets in the consolidated statements of financial condition and are accounted for using the amortization method. Under this method, Valley amortizes the loan servicing assets in proportion to and over the period of estimated net servicing revenues. On a quarterly basis, Valley stratifies its loan servicing assets into groupings based on risk characteristics and assesses each group for impairment based on fair value. A valuation allowance is established through an impairment charge to earnings to the extent the amortized cost of a stratified group of loan servicing rights exceeds its estimated fair value. Increases in the fair value of impaired loan servicing rights are recognized as a reduction of the valuation allowance, but not in excess of such allowance.

Stock-Based Compensation

Compensation expense for stock options and restricted stock awards (i.e., non-vested stock awards) is based on the fair value of the award on the date of the grant and is recognized ratably over the service period of the award. Under Valley's long-term incentive compensation plans, award grantees that are eligible for retirement do not have a service period requirement. Compensation expense for these awards is recognized immediately in earnings. The fair value of each option granted is estimated using a binomial option pricing model. The fair value of restricted stock awards is the market price of Valley's stock on the date of grant. For stock options granted prior to November 1, 2005, Valley estimated the fair value of each option granted on the date of grant using the Black-Scholes option-pricing model.

Fair Value Measurements

In general, fair values of financial instruments are based upon quoted market prices, where available. If such quoted market prices are not available due to inactive or illiquid markets, fair value is based upon internal and third party models that primarily use as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value, including adjustments based on internal cash flow model projections that utilize assumptions similar to those incorporated by market participants. Other adjustments may include amounts to reflect counterparty credit quality and Valley's creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time. See Note 3 for additional information.

During the first quarter of 2010, Valley completed two FDIC-assisted transactions. Valley recorded the assets acquired and liabilities assumed at their estimated fair values as of the acquisition dates. See Note 2 for additional information on the fair value measurements techniques.

Income Taxes

Valley uses the asset and liability method to provide income taxes on all transactions recorded in the consolidated financial statements. This method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets or liabilities for book and tax purposes. Accordingly, a deferred tax asset or liability for each temporary difference is determined based on the enacted tax rates that will to be in effect when the underlying items of income and expense are expected to be realized.

Valley's expense for income taxes includes the current and deferred portions of that expense. A valuation allowance is established to reduce deferred tax assets to the amount we expect to realize. Deferred income tax expense (benefit) results from differences between assets and liabilities measured for financial reporting versus income-tax return purposes. The effect on deferred taxes of a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

Valley maintains a reserve related to certain tax positions and strategies that management believes contain an element of uncertainty. Periodically, Valley evaluates each of its tax positions and strategies to determine whether the reserve continues to be appropriate. See Note 14 for further analysis of Valley's accounting for income taxes.

Comprehensive Income (Loss)

Valley's components of other comprehensive income, net of deferred tax, include: (i) unrealized gains and losses on securities available for sale (including the non-credit portion of any other-than-temporary impairment charges relating to these securities effective January 1, 2009); (ii) unrealized gains and losses on derivatives used in cash flow hedging relationships; and (iii) the unfunded portion of its various employee, officer, and director pension plans. Valley reports comprehensive income and its components in the consolidated statements of changes in shareholders' equity.

Earnings Per Common Share

For Valley, the numerator of both the basic and diluted earnings per common share is net income available to common stockholders (which is equal to net income less dividends on preferred stock and related discount accretion). The weighted average number of common shares outstanding used in the denominator for basic earnings per common share is increased to determine the denominator used for diluted earnings per common share by the effect of potentially dilutive common stock equivalents utilizing the treasury stock method. For Valley, common stock equivalents are outstanding common stock options and warrants to purchase Valley's common shares.

The following table shows the calculation of both basic and diluted earnings per common share for the years ended December 31, 2010, 2009 and 2008:

	2010	2009	2008
	(in thousands, except for share data)		
Net income	$ 131,170	$ 116,061	$ 93,591
Dividends on preferred stock and accretion	—	19,524	2,090
Net income available to common stockholders	$ 131,170	$ 96,537	$ 91,501
Basic weighted-average number of common shares outstanding	161,059,906	151,675,691	143,805,528
Plus: Common stock equivalents	8,269	718	79,155
Diluted weighted-average number of common shares outstanding	161,068,175	151,676,409	143,884,683
Earnings per common share:			
Basic	$ 0.81	$ 0.64	$ 0.64
Diluted	$ 0.81	$ 0.64	$ 0.64

Common stock equivalents, in the table above, represent the effect of outstanding common stock options and warrants to purchase Valley's common shares, excluding those with exercise prices that exceed the average market price of Valley's common stock during the periods presented and therefore, would have an anti-dilutive effect on the diluted earnings per common share calculation. Anti-dilutive common stock options and warrants equaled approximately 6.6 million, 6.9 million, and 5.9 million common shares for the years ended December 31, 2010, 2009, and 2008, respectively.

Preferred and Common Dividends

On November 14, 2008, Valley issued 300,000 shares of fixed rate cumulative perpetual preferred stock (the "senior preferred shares"), with a liquidation preference of $1 thousand per share, to the U.S. Department of Treasury. Subsequently, Valley incrementally repurchased all 300,000 shares back from the U.S. Treasury during 2009 and effectively ended its participation in the TARP Capital Purchase Program on December 23, 2009. While the senior preferred shares were outstanding to the U.S. Treasury, the shares paid dividends at a rate of five percent per annum. Valley accrued the obligation for the preferred dividends as earned over the period the senior preferred shares were outstanding.

Cash dividends to common stockholders are payable and accrued when declared by Valley's Board of Directors.

Treasury Stock

Treasury stock is recorded using the cost method and accordingly is presented as a reduction of shareholders' equity.

Derivative Instruments and Hedging Activities

As part of its asset/liability management strategies and to accommodate commercial borrowers, Valley has used interest rate swaps and caps to hedge variability in future fair values or cash flows caused by changes in interest rates. Derivatives used to hedge the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives used to hedge the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Valley records all derivatives as assets or liabilities at fair value on the consolidated statements of financial condition.

For derivatives designated as fair value hedges, changes in the fair value of the derivative and the hedged item related to the hedged risk are recognized in earnings. For derivatives designated as cash flow hedges, the effective portion of changes in the fair value of the derivative is initially reported in other comprehensive income (outside of earnings) and subsequently reclassified to earnings when the hedged transaction affects earnings, and the ineffective portion of changes in the fair value of the derivative is recognized directly in earnings. On a quarterly basis, Valley assesses the effectiveness of each hedging relationship by comparing the changes in fair value or cash flows of the derivative hedging instrument with the changes in fair value or cash flows of the designated hedged item or transaction. If a hedging relationship is terminated due to ineffectiveness, and the derivative instrument is not re-designated to a new hedging relationship, the change in fair value of such instrument is charged directly to earnings.

New Authoritative Accounting Guidance

Accounting Standards Update ("ASU") No. 2009-16, "Transfers and Servicing (Topic 860)—Accounting for Transfers of Financial Assets," (i) enhances reporting about transfers of financial assets, including securitizations, where companies have continuing exposure to the risks related to transferred financial assets, (ii) eliminates the concept of a "qualifying special-purpose entity" and changes the requirements for derecognizing financial assets, and (iii) requires additional disclosures about all continuing involvements with transferred financial assets including information about gains and losses resulting from transfers during the period. The new guidance under Accounting Standards Codification ("ASC") Topic 860 was effective on January 1, 2010. The adoption of this guidance did not have a material impact on Valley's consolidated financial statements.

ASU No. 2009-17, "Consolidations (Topic 810)—Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities," amends prior guidance to change how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a company is required to consolidate an entity is based on, among other things, an entity's purpose and design and a company's ability to direct the activities of the entity that most significantly impact the entity's economic performance. ASU No. 2009-17 requires additional disclosures about the reporting entity's involvement with variable-interest entities and any significant changes in risk exposure due to that involvement as well as its effect on the entity's financial statements. The provisions of ASU No. 2009-17 became effective on January 1, 2010 and did not have a material impact on Valley's consolidated financial statements.

ASU No. 2010-06, "Fair Value Measurements and Disclosures (Topic 820)—Improving Disclosures About Fair Value Measurements," requires new disclosures and clarifies certain existing disclosure requirements about fair value measurement. Specifically, the update requires an entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for such transfers. A reporting entity is required to present separately information about purchases, sales, issuances, and settlements in the reconciliation of fair value measurements using Level 3 inputs. In addition, the update clarifies the following requirements of the existing disclosures: (i) for the purposes of reporting fair value measurement for each class of assets and liabilities, a reporting entity needs to use judgment in determining the appropriate classes of assets; and (ii) a reporting entity is required to include disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. The disclosures related to the gross presentation of purchases, sales, issuances and settlements of assets and liabilities included in Level 3 of the fair value hierarchy will be required for Valley beginning January 1, 2011. The remaining disclosure requirements and clarifications made by ASU No. 2010-06 became effective for Valley on January 1, 2010. The applicable new disclosures have been included in Note 3.

ASU No. 2010-18, "Receivables (Topic 310)—Effect of a Loan Modification When the Loan Is Part of a Pool That Is Accounted for as a Single Asset," codifies the consensus reached by the Emerging Issues Task Force that modifications of loans that are accounted for within a pool under ASC Subtopic 310-30 do not result in the removal of those loans from the pool even if the modification of those loans would otherwise be considered a troubled debt restructuring. An entity must continue to consider whether the pool of assets in which the loan is included is impaired if expected cash flows for the pool change. ASU No. 2010-18 became effective prospectively for modifications of loans accounted for within pools under Subtopic 310-30 beginning in the third quarter of 2010. The new guidance did not have a material impact on Valley's consolidated financial statements. See Note 5 for more information regarding Valley's covered loans accounted for in accordance with ASC Subtopic 310-30.

ASU No. 2010-20, "Receivables (Topic 310)—Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses", requires significant new disclosures about the credit quality of financing receivables and the allowance for credit losses. The objective of these disclosures is to improve financial statement users' understanding of (i) the nature of an entity's credit risk associated with its financing receivables and (ii) the entity's assessment of that risk in estimating its allowance for credit losses as well as changes in the allowance and the reasons for those changes. The disclosures should be presented at the level of disaggregation that management uses when assessing and monitoring the portfolio's risk and performance. The required disclosures include, among other things, a rollforward of the allowance for credit losses as well as information about modified, impaired, non-accrual and past due loans and credit quality indicators. ASU No. 2010-20 disclosures related to period-end information (e.g., credit-quality information and the ending financing receivables balance segregated by impairment method) were required in all interim and annual reporting periods ending on or after December 15, 2010. Disclosures of activity that occurs during a reporting period (e.g., the rollforward of the allowance for credit losses by portfolio segment) will be required in interim or annual periods beginning on or after December 15, 2010. Comparative disclosures for reporting periods ending after initial adoption are required. Since the provisions of ASU 2010-20 are only disclosure related, our adoption of this guidance did not have an impact on our consolidated financial statements. See Notes 5 and 6 for the related disclosures.

ASU No. 2011-01, "Receivables (Topic 310)—"Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20," was issued in January 2011 and postpones the effective date of the disclosures about troubled debt restructurings. The new effective date for disclosures about troubled debt restructurings will be aligned with the finalization of the effective date of the exposure drafts "Clarifications to Accounting for Troubled Debt Restructurings by Creditors, which is proposed" for interim and annual periods ending on or after June 15, 2011.

BUSINESS COMBINATIONS AND DISPOSITIONS (Note 2)

Acquisitions

FDIC-Assisted Transactions

On March 11, 2010, the Bank assumed all of the deposits, and acquired certain assets of LibertyPointe Bank, a New York State chartered bank in an FDIC-assisted transaction. The Bank assumed $198.3 million in customer deposits and acquired $207.7 million in assets, including $140.6 million in loans. The loans acquired by the Bank principally consist of commercial real estate loans. This transaction resulted in $11.6 million of goodwill and generated $370 thousand in core deposit intangibles.

On March 12, 2010, the Bank assumed all of the deposits, excluding brokered deposits, and borrowings, and acquired certain assets of The Park Avenue Bank, a New York State chartered bank in an FDIC-assisted transaction. The Bank assumed $455.9 million in customer deposits and acquired $480.5 million in assets, including $271.8 million in loans. The loans acquired by the Bank principally consist of commercial and industrial loans, and commercial real estate loans. This transaction resulted in $7.9 million of goodwill and generated $1.2 million in core deposit intangibles.

The Bank and the FDIC will share in the losses on loans and real estate owned as a part of the loss-sharing agreements entered into by the Bank with the FDIC for both transactions. Under the terms of the loss-sharing agreement for the LibertyPointe Bank transaction, the FDIC is obligated to reimburse the Bank for 80 percent of any future losses on covered assets up to $55.0 million, after the Bank absorbs such losses up to the first loss tranche of $11.7 million, and 95 percent of losses in excess of $55.0 million. Under the terms of the loss-sharing agreement for The Park Avenue Bank transaction, the FDIC is obligated to reimburse the Bank for 80 percent of any future losses on covered assets of up to $66.0 million and 95 percent of losses in excess of $66.0 million. The Bank will reimburse the FDIC for 80 percent of recoveries with respect to losses for which the FDIC paid the Bank 80 percent reimbursement under the loss-sharing agreements, and for 95 percent of recoveries with respect to losses for which the FDIC paid the Bank 95 percent reimbursement under the loss-sharing agreements.

The receivable arising from the loss-sharing agreements (referred to as the "FDIC loss-share receivable" on our consolidated statements of financial condition) is measured separately from the covered loan portfolio because the agreements are not contractually part of the covered loans and are not transferable should the Bank choose to dispose of the covered loans. The FDIC loss-share receivable will be reduced as losses are realized on covered loans and other real estate owned, and as the loss sharing payments are received from the FDIC. Realized losses in excess of the acquisition date estimates will result in an increase in the FDIC loss-share receivable. However, reduction in the FDIC loss-share receivable due to realized losses less than the acquisition date estimates are recognized prospectively over the shorter of (i) the estimated life of the respective pool(s) of covered loans or (ii) the term of the loss-sharing agreements with the FDIC. The potential increases and decreases to the FDIC loss-share receivable are recorded as a component of non-interest income. The amount ultimately collected for the FDIC loss-share receivable is dependent upon the performance of the underlying covered assets, the passage of time, and claims submitted to the FDIC. See "Fair Value Measurement of Assets Acquired and Liabilities Assumed" section below for details regarding the fair value measurement of the FDIC loss-share receivable.

In the event the losses under the loss-sharing agreements fail to reach expected levels, the Bank has agreed to pay to the FDIC, on approximately the tenth anniversary following the transactions' closings, a cash payment pursuant to each loss-sharing agreement.

In addition, as part of the consideration for The Park Avenue Bank FDIC-assisted transaction, the Bank agreed to issue a cash-settled equity appreciation instrument to the FDIC. Under the terms of the instrument, the FDIC had the opportunity to obtain a cash payment equal to the product of (i) the number of units with respect to which the FDIC exercises its right under the equity appreciation instrument and (ii) the amount by which the average of the volume weighted average price of Valley's common stock for each of the five New York Stock Exchange trading days immediately prior to the exercise of the equity appreciation instrument exceeds $14.372 (unadjusted for the five percent stock dividend issued on May 21, 2010). The equity appreciation instrument was initially recorded as a liability in the first quarter of 2010 and was settled in cash after the FDIC exercised the instrument on April 1, 2010. The valuation and settlement of the equity appreciation instrument did not significantly impact Valley's consolidated financial statements for the year ended December 31, 2010.

The following table sets forth assets acquired and liabilities assumed in the FDIC-assisted transactions, at their estimated fair values as of the closing dates of each transaction:

	March 11, 2010 LibertyPointe Bank	March 12, 2010 The Park Avenue Bank
	(in thousands)	
Assets acquired:		
Cash and cash equivalents	$ 18,269	$ 29,259
Investment securities available for sale	5,014	68,729
Covered loans	140,570	271,761
Premises and equipment	—	123
Accrued interest receivable	524	2,263
Goodwill	11,625	7,872
Other intangible assets	370	1,190
FDIC loss-share receivable	29,000	79,000
Other assets	2,285	20,274
Total assets acquired	$207,657	$480,471
Liabilities assumed:		
Deposits:		
Non-interest bearing	$ 34,349	$141,775
Savings, NOW and money market	592	2,342
Time	163,362	311,780
Total deposits	198,303	455,897
Short-term borrowings	—	12,688
Long-term borrowings	—	10,559
Accrued expenses and other liabilities	9,354	1,327
Total liabilities assumed	$207,657	$480,471

The determination of the fair value of the assets acquired and liabilities assumed required management to make estimates about discount rates, future expected cash flows, market conditions, and other future events that are highly subjective in nature and subject to change. During the second and third quarters of 2010, the estimated fair values of the acquired assets and liabilities as of the acquisition dates were adjusted as a result of additional information obtained related to the fair value of the loans and unfunded loan commitments acquired and, on a combined basis, resulted in increases in goodwill, the FDIC loss-share receivable and other liabilities, and a decrease in covered loans. The purchase accounting for both FDIC-assisted transactions is completed and reflected in the table above and in our consolidated financial statements for the year ended December 31, 2010.

Fair Value Measurement of Assets Acquired and Liabilities Assumed

Described below are the methods used to determine the fair values of the significant assets acquired and liabilities assumed in the FDIC-assisted transactions.

Cash and cash equivalents. The estimated fair values of cash and cash equivalents approximate their stated face amounts, as these financial instruments are either due on demand or have short-term maturities.

Investment securities available for sale. The estimated fair values of the investment securities available for sale were calculated utilizing Level 2 inputs. The prices for these instruments are obtained through an independent pricing service and are derived from market quotations and matrix pricing. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment speeds, credit information and the bond's terms and conditions, among other things. Management reviewed the data and assumptions used in pricing the securities by its third party provider to ensure the highest level of significant inputs are derived from market observable data.

Covered loans. The acquired loan portfolios were segregated into categories for valuation purposes primarily based on loan type and payment status (performing or non-performing). The estimated fair values were computed by discounting the expected cash flows from the respective portfolios. Management estimated the cash flows expected to be collected at the acquisition date by using valuation models that incorporated estimates of current key assumptions, such as prepayment speeds, default rates, and loss severity rates. Prepayment assumptions were developed by reference to recent or historical prepayment speeds observed for loans with similar underlying characteristics. Prepayment assumptions were influenced by many factors including, but not limited to, forward interest rates, loan and collateral types, payment status, and current loan-to-value ratios. Default and loss severity rates were developed by reference to recent or historical default and loss rates observed for loans with similar underlying characteristics. Default and loss severity assumptions were influenced by many factors including, but not limited to, underwriting processes and documentation, vintages, collateral types, collateral locations, estimated collateral values, loan-to-value ratios, and debt-to-income ratios.

The expected cash flows from the acquired loan portfolios were discounted at estimated market rates. The market rates were estimated using a buildup approach which included assumptions with respect to funding cost and funding mix, estimated servicing cost, liquidity premium, and additional spreads, if warranted, to compensate for the uncertainty inherent in the acquired loans. The methods used to estimate the fair values of the covered loans are extremely sensitive to the assumptions and estimates used. While management attempted to use assumptions and estimates that best reflected the acquired loan portfolios and current market conditions, a greater degree of subjectivity is inherent in these values than in those determined in active markets.

See Note 5 for further discussion regarding covered loans and Valley's accretion of the loan discount resulting from acquisition date fair value adjustments.

FDIC loss-share receivable. The fair value of the FDIC loss-share receivable represents the present value of the estimated loss share reimbursements expected to be received from the FDIC for future losses on covered assets, based on the credit assumptions estimated for covered assets, loss sharing percentages, and the first loss tranche amount, if applicable. These loss share reimbursements were then discounted using the U.S. Treasury strip curve plus a premium to reflect the uncertainty of the timing and receipt of the loss sharing reimbursements from the FDIC. The amounts ultimately collected for this asset are dependent upon the performance of the underlying covered assets, the passage of time, and claims submitted to the FDIC.

Other intangible assets. Other intangible assets consisting of core deposit intangibles ("CDI") are measures of the value of non-maturity checking, savings, NOW and money market deposits that are acquired in a business combination. The fair value of the CDI stemming from any given business combination is based on the present value of the expected cost savings attributable to the core deposit funding, relative to an alternative source of funding. The CDI related to the FDIC-assisted transactions is being amortized over an estimated useful life of five years to approximate the existing deposit relationships acquired. Valley evaluates such identifiable intangibles for impairment when an indication of impairment exists.

Deposits. The fair values of deposit liabilities with no stated maturity (i.e., savings, NOW and money market accounts, savings accounts, and non-interest-bearing accounts) are equal to the carrying amounts payable on demand. The fair values of certificates of deposit represent contractual cash flows, discounted to present value using interest rates currently offered on deposits with similar characteristics and remaining maturities.

Short-term and long-term borrowings. The fair values of short-term and long-term borrowings were estimated by obtaining quoted market prices of the identical or similar financial instruments when available. When these quoted prices were available, the fair values of borrowings were estimated by discounting the estimated future cash flows using market discount rates of financial instruments with similar characteristics, terms and remaining maturity.

Other Acquisitions

On December 14, 2010, Masters Coverage Corp., an all-line insurance agency that is a wholly-owned subsidiary of the Bank, acquired certain assets of S&M Klein Co. Inc., an independent insurance agency located in Queens, New York. The purchase price totaled $5.3 million, consisting of $3.3 million in cash and earn-out payments totaling $2.0 million that are payable over a four year period, subject to certain customer retention and earnings performance. The transaction generated goodwill and other intangible assets totaling $1.9 million and $3.3 million, respectively. Other intangible assets consist of a customer list, covenants not to compete, and a trade name with a weighted average amortization period of 16 years.

On November 30, 2009, Masters Coverage Corp. acquired the assets of Samuel M. Berman Company, Inc., an independent retail insurance agency offering property and casualty, and health insurance. The purchase price totaled $950 thousand, consisting of $285 thousand in cash and a $665 thousand note payable, subject to certain customer retention levels and payable over the next four years. The transaction generated approximately $726 thousand in goodwill and $224 thousand in other intangible assets. Other intangible assets consist of a customer list and covenants not to compete with a weighted average amortization period of seven years.

On July 1, 2008, Valley completed the acquisition of Greater Community Bancorp ("Greater Community"), the holding company of Greater Community Bank, a commercial bank with approximately $1.0 billion in assets and 16 full-service branches in northern New Jersey. The purchase price of $167.8 million was paid through a combination of Valley's common stock (9.6 million shares) and warrants (described below). The transaction generated approximately $115.8 million in goodwill and $7.5 million in core deposit intangibles subject to amortization beginning July 1, 2008. Of the $115.8 million in goodwill, $485 thousand was recorded during the second quarter of 2009 relating to the valuation of certain deferred tax assets acquired from Greater Community. Greater Community Bank was merged into Valley National Bank as of the acquisition date.

As a part of the purchase price for Greater Community, Valley issued approximately 918 thousand warrants on July 1, 2008. Each warrant is entitled to purchase 1.1025 Valley common shares at $17.24 per share and exercisable through an expiration date on June 30, 2015. The Valley warrants, which have been determined to qualify as permanent equity, are publicly traded and listed on the NASDAQ Capital Market under the ticker symbol "VLYWW". All of the warrants remained outstanding at December 31, 2010.

Pro forma results of operations including Greater Community for the year ended December 31, 2008 have not been presented, as the acquisition did not have a material impact on Valley's operating results.

Disposition

On March 31, 2008, Valley sold its wholly-owned broker-dealer subsidiary, Glen Rauch Securities, Inc., for $1.9 million, consisting of cash and a note receivable. The subsidiary's operations and the disposition did not materially impact Valley's consolidated financial position or results of operations during 2008 and therefore has not been presented as discontinued operations in Valley's consolidated financial statements.

FAIR VALUE MEASUREMENT OF ASSETS AND LIABILITIES (Note 3)

ASC Topic 820, "Fair Value Measurements and Disclosures," establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 Unadjusted exchange quoted prices in active markets for identical assets or liabilities, or identical liabilities traded as assets that the reporting entity has the ability to access at the measurement date.

Level 2 Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly (i.e., quoted prices on similar assets), for substantially the full term of the asset or liability.

Level 3 Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following tables present the assets and liabilities that are measured at fair value on a recurring basis by level within the fair value hierarchy as reported on the consolidated statements of financial condition at December 31, 2010 and 2009. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

		Fair Value Measurements at Reporting Date Using:		
	December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(in thousands)		
Assets:				
Investment securities:				
Available for sale:				
U.S. Treasury securities	$ 163,810	$163,810	$ —	$ —
U.S. government agency securities	88,800	—	88,800	—
Obligations of states and political subdivisions	29,462	—	29,462	—
Residential mortgage-backed securities	610,358	—	514,711	95,647
Trust preferred securities	41,083	20,343	—	20,740
Corporate and other debt securities	53,961	41,046	—	12,915
Equity securities	47,808	28,227	10,228	9,353
Total available for sale	1,035,282	253,426	643,201	138,655
Trading securities	31,894	9,991	—	21,903
Loans held for sale [(1)]	58,958	—	58,958	—
Other assets [(2)]	8,414	—	8,414	—
Total assets	$1,134,548	$263,417	$710,573	$160,558
Liabilities:				
Junior subordinated debentures issued to VNB Capital Trust I [(3)]	$ 161,734	$161,734	$ —	$ —
Other liabilities [(2)]	1,379	—	1,379	—
Total liabilities	$ 163,113	$161,734	$ 1,379	$ —

		Fair Value Measurements at Reporting Date Using:		
	December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(in thousands)		
Assets:				
Investment securities:				
Available for sale:				
U.S. Treasury securities	$ 276,285	$276,285	$ —	$ —
Obligations of states and political subdivisions	33,411	—	33,411	—
Residential mortgage-backed securities	940,505	—	820,652	119,853
Trust preferred securities	36,412	16,320	—	20,092
Corporate and other debt securities	19,042	—	10,868	8,174
Equity securities	46,826	28,098	10,235	8,493
Total available for sale	1,352,481	320,703	875,166	156,612
Trading securities	32,950	—	—	32,950
Loans held for sale [1]	25,492	—	25,492	—
Other assets [2]	7,124	—	7,124	—
Total assets	$1,418,047	$320,703	$907,782	$189,562
Liabilities:				
Junior subordinated debentures issued to VNB Capital Trust I [3]	$ 155,893	$155,893	$ —	$ —
Other liabilities [2]	1,018	—	1,018	—
Total liabilities	$ 156,911	$155,893	$ 1,018	$ —

(1) Loans held for sale (which consists of residential mortgages) had contractual unpaid principal balances totaling approximately $58.4 million and $25.3 million at December 31, 2010 and December 31, 2009, respectively for loans originated for sale and carried at fair value.

(2) Derivative financial instruments are included in this category.

(3) The junior subordinated debentures had contractual unpaid principal obligations totaling $157.0 million at December 31, 2010 and 2009.

The changes in Level 3 assets measured at fair value on a recurring basis for the years ended December 31, 2010 and 2009 are summarized below:

	2010		2009	
	Trading Securities	Available For Sale Securities	Trading Securities	Available For Sale Securities
	(in thousands)			
Balance, beginning of the period	$ 32,950	$156,612	$ —	$ —
Transfers into Level 3 [1]	—	—	34,236	156,820
Transfers out of Level 3 [1]	(10,567)	(1,384)		
Total net (losses) gains for the period included in:				
Net income	(480)	—	4,414	—
Other comprehensive income	—	9,626	—	22,867
Purchases, sales and settlements	—	(26,199)	(5,700)	(23,075)
Balance, end of the period	$ 21,903	$138,655	$32,950	$156,612
Net unrealized (losses) gains included in net income for the period relating to assets held at year end [2]	$ (480)[3]	$ (4,642)[4]	$ 7,303[3]	$ (6,352)[4]

[1] All transfers into/or out of Level 3 are assumed to occur at the beginning of the reporting period.

[2] Represents net losses that are due to changes in economic conditions and management's estimates of fair value.

[3] Included in trading gains (losses), net within the non-interest income category on the consolidated statements of income.

[4] Represents the net impairment losses on securities recognized in earnings for the period.

During 2010, two trust preferred securities totaling $12.0 million with the same issuer, one classified as trading and one classified as available for sale, were transferred out of Level 3 assets to Level 1 assets due to newly available exchange quoted prices in active markets for these securities.

Five corporate debt securities with a combined fair value of $11.1 million at December 31, 2010 were transferred from Level 2 to Level 1 assets during the year ended December 31, 2010 due to newly available exchange quoted prices in active markets for these securities.

The following valuation techniques were used for financial instruments measured at fair value on a recurring basis. All the valuation techniques described below apply to the unpaid principal balance excluding any accrued interest or dividends at the measurement date. Interest income and expense and dividend income are recorded within the consolidated statements of income depending on the nature of the instrument using the effective interest method based on acquired discount or premium.

Available for sale and trading securities. All U.S. Treasury securities, certain corporate and other debt securities, and certain common and preferred equity securities (including trust preferred securities) are reported at fair values utilizing Level 1 inputs (exchange quoted prices). The majority of the other investment securities are reported at fair value utilizing Level 2 inputs. The prices for these instruments are obtained through an independent pricing service or dealer market participants with whom Valley has historically transacted both purchases and sales of investment securities. Prices obtained from these sources include prices derived from market quotations and matrix pricing. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment speeds, credit information and the bond's terms and conditions, among other things. Management reviews the data and assumptions used in pricing the securities by its third party providers to ensure the highest level of significant inputs are derived from market observable data. For certain securities, the inputs used by either dealer market participants or independent pricing service, may be derived from unobservable market information. In these instances, Valley evaluated the appropriateness and quality of each price. In addition, Valley reviewed the volume and level of activity for all available for sale and trading securities and attempted to identify transactions which may not be orderly or reflective of a significant level of activity and volume. For securities meeting these criteria, the quoted prices received from either market participants or an independent pricing service may be adjusted, as necessary, to estimate fair value and this results in fair values based on Level 3 inputs. In determining fair value, Valley utilized unobservable inputs which reflect Valley's own assumptions about the inputs that market participants would use in pricing each security. In developing its assertion of market participant assumptions, Valley utilized the best information that is both reasonable and available without undue cost and effort.

In calculating the fair value for certain trading securities, consisting of trust preferred securities, under Level 3, Valley prepared present value cash flow models incorporating the contractual cash flow of each security adjusted, if necessary, for potential changes in the amount or timing of cash flows due to the underlying credit worthiness of each issuer. The resulting estimated future cash flows were discounted at a yield determined by reference to similarly structured securities for which observable orderly transactions occurred. For a majority of the securities valued under Level 3, the discount rate actually utilized reflected orderly transactions of similar issued securities by the same obligor. The discount rate is further adjusted to reflect a market premium which incorporates, among other variables, illiquidity premiums and variances in the instruments' structure. The quoted prices received from either market participants or independent pricing services are weighted with the internal price estimate to determine the fair value of each instrument.

In calculating the fair value for the available for sale securities under Level 3, Valley prepared present value cash flow models for certain trust preferred securities (including three pooled trust preferred securities), and certain private label mortgage-backed securities. The cash flows for the residential mortgage-backed securities incorporated the expected cash flow of each security adjusted for default rates, loss severities and prepayments of the individual loans collateralizing the security. The cash flows for trust preferred securities reflected the contractual cash flow, adjusted if necessary for potential changes in the amount or timing of cash flows due to the underlying credit worthiness of each issuer.

For available for sale trust preferred securities and corporate debt securities, the resulting estimated future cash flows were discounted at a yield determined by reference to similarly structured securities for which observable orderly transactions occurred. The discount rate for each security was applied using a pricing matrix based on credit, security type and maturity characteristics to determine the fair value. The quoted prices received from either market participants or independent pricing services are weighted with the internal price estimate to determine the fair value of each instrument.

For available for sale private label mortgage-backed securities, cash flow assumptions incorporated independent third party market participant data based on vintage year for each security. The discount rate utilized in determining the present value of cash flows for the mortgage-backed securities was arrived at by combining the yield on orderly transactions for similar maturity government sponsored mortgage-backed securities with (i) the historical average risk premium of similar structured private label securities, (ii) a risk premium reflecting current market conditions, including liquidity risk and (iii) if applicable, a forecasted loss premium derived from the expected cash flows of each security. The estimated cash flows for each private label mortgage-backed security were then discounted at the aforementioned effective rate to determine the fair value. The quoted prices received from either market participants or independent pricing services are weighted with the internal price estimate to determine the fair value of each instrument.

Loans held for sale. The conforming residential mortgage loans originated for sale are reported at fair value using Level 2 (significant other observable) inputs. The fair values were calculated utilizing quoted prices for similar assets in active markets. To determine these fair values, the mortgages held for sale are put into multiple tranches, or pools, based on the coupon rate of each mortgage. If the mortgages held for sale are material, the market prices for each tranche are obtained from both Fannie Mae and Freddie Mac. The market prices represent a delivery price which reflects the underlying price each institution would pay Valley for an immediate sale of an aggregate pool of mortgages. The market prices received from Fannie Mae and Freddie Mac are then averaged and interpolated or extrapolated, where required, to calculate the fair value of each tranche. Depending upon the time elapsed since the origination of each loan held for sale, non-performance risk and changes therein were addressed in the estimate of fair value based upon the delinquency data provided to both Fannie Mae and Freddie Mac for market pricing and changes in market credit spreads. Non-performance risk did not materially impact the fair value of mortgage loans held for sale at December 31, 2010 and 2009 based on the short duration these assets were held, and the high credit quality of these loans.

Junior subordinated debentures issued to capital trusts. The junior subordinated debentures issued to VNB Capital Trust I are reported at fair value using Level 1 inputs. The fair value was estimated using quoted prices in active markets for similar assets, specifically the quoted price of the VNB Capital Trust I preferred stock traded under ticker symbol "VLYPRA" on the New York Stock Exchange. The preferred stock and Valley's junior subordinated debentures issued to the Trust have identical financial terms (see Note 12 for details) and therefore, the preferred stock's quoted price moves in a similar manner to the estimated fair value and current settlement price of the junior subordinated debentures. The preferred stock's quoted price includes market considerations for Valley's credit and non-performance risk and is deemed to represent the transfer price that would be used if the junior subordinated debenture were assumed by a third party. Valley's potential credit risk and changes in such risk did not materially impact the fair value measurement of the junior subordinated debentures at December 31, 2010 and 2009.

Derivatives. Derivatives are reported at fair value utilizing Level 2 inputs. The fair value of Valley's interest rate caps and interest rate swaps are determined using third party prices that are based on discounted cash flow analyses. The fair value measurement of the interest caps is calculated by discounting the future expected cash receipts that would occur if variable interest rates rise above the strike rate of the caps. The variable interest rates used in the calculation of projected receipts on the caps are based on an expectation of future interest rates derived from observed market interest rate curves and volatilities. The fair value measurement of the interest rate swaps are determined by netting the discounted future fixed cash payments and the discounted expected variable cash receipts. The variable cash receipts are based on the expectation of future interest rates derived from observed market interest rate curves. The fair values of the derivatives incorporate credit valuation adjustments, which consider the impact of any credit enhancements to the contracts, to account for potential nonperformance risk of Valley and its counterparties. The credit valuation adjustments were not significant to the overall valuation of Valley's derivatives at December 31, 2010 and 2009.

Assets and Liabilities Measured at Fair Value on a Non-recurring Basis

Certain financial assets and financial liabilities are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). Certain non-financial assets and non-financial liabilities are measured at fair value on a nonrecurring basis, including other real estate owned and other repossessed assets (upon initial recognition or subsequent impairment), goodwill measured at fair value in the second step of a goodwill impairment test, and loan servicing rights, core deposits, other intangible assets, and other long-lived assets measured at fair value for impairment assessment.

The following table summarizes assets measured at fair value on a non-recurring basis as of the dates indicated:

		Fair Value Measurements at Reporting Date Using:		
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
			(in thousands)	
As of December 31, 2010				
Collateral dependent impaired loans [1]	$53,330	$—	$—	$53,330
Loan servicing rights	11,328	—	—	11,328
Foreclosed assets [2]	19,986	—	—	19,986
As of December 31, 2009				
Collateral dependent impaired loans	$16,835	$—	$—	$16,835
Loan servicing rights	11,110	—	—	11,110
Foreclosed assets	6,434	—	—	6,434

(1) Excludes pooled covered loans acquired in the FDIC-assisted transactions.

(2) Includes other real estate owned totaling $7.8 million related to the FDIC-assisted transactions, which is subject to loss-sharing agreements with the FDIC.

Impaired loans. Certain impaired loans are reported at the fair value of the underlying collateral if repayment is expected solely from the collateral and are commonly referred to as "collateral dependent impaired loans." Collateral values are typically estimated using Level 3 inputs, consisting of individual appraisals performed, on average, every 12 months. Between scheduled appraisals, property values are monitored within the commercial portfolio by reference to recent trends in commercial property sales as published by leading industry sources. Property values are monitored within the residential mortgage portfolio by reference to available market indicators, including real estate price indices within Valley's primary lending areas.

During the years ended December 31, 2010 and 2009, collateral dependent impaired loans were individually re-measured and reported at fair value through direct loan charge-offs to the allowance for loan losses and/or a specific valuation allowance allocation based on the fair value of the underlying collateral. The direct loan charge-offs to the allowance for loan losses totaled $8.3 million for the year ended December 31, 2010. At December 31, 2010, collateral dependent impaired loans (mainly consisting of commercial and construction loans) with a carrying value of $54.4 million were reduced by specific valuation allowance allocations totaling $1.1 million to a reported fair value of $53.3 million. During 2009, impaired loans with a carrying value of $22.5 million were reduced by direct loan charge-offs totaling $4.1 million and specific valuation allowance allocations totaling $1.6 million to a reported fair value of $16.8 million based on collateral values.

Loan servicing rights. Fair values for each risk-stratified group are calculated using a fair value model from a third party vendor that requires inputs that are both significant to the fair value measurement and unobservable (Level 3). The fair value model is based on various assumptions, including but not limited to, servicing cost, prepayment speed, internal rate of return, ancillary income, float rate, tax rate, and inflation. A significant degree of judgment is involved in valuing the loan servicing rights using Level 3 inputs. The use of different assumptions could have a significant positive or negative effect on the fair value estimate. Impairment charges are recognized on loan servicing rights when the book value of a risk-stratified group of loan servicing rights exceeds the estimated fair value. Impairment charges are recognized on loan servicing rights when the book value of a risk-stratified group of loan servicing rights exceeds the estimated fair value. For the years ended December 31, 2010 and 2009, net impairment charges of $551 thousand and $80 thousand, respectively, were recognized on loan servicing rights. At December 31, 2010 and 2009, Valley's loan servicing rights had a carrying value of $11.3 million, net of a $1.2 million valuation allowance and $11.1 million, net of a $612 thousand valuation allowance, respectively.

Foreclosed assets. Certain foreclosed assets (consisting of other real estate owned and other repossessed assets), upon initial recognition and transfer from loans, are re-measured and reported at fair value through a charge-off to the allowance for loan losses based upon the fair value of the foreclosed assets. The fair value of a foreclosed asset, upon initial recognition, is typically estimated using Level 3 inputs, consisting of an appraisal that is significantly adjusted based on customized discounting criteria. During the years ended December 31, 2010 and 2009, foreclosed assets measured at fair value upon initial recognition totaled $24.7 million and $12.5 million, respectively. In connection with the measurement and initial recognition of the aforementioned foreclosed assets, Valley recognized charge-offs to the allowance for loan losses totaling $8.1 million and $11.6 million for the years ended December 31, 2010 and 2009, respectively.

Other Fair Value Disclosures

The following table presents the amount of gains and losses from fair value changes included in income before income taxes for financial assets and liabilities carried at fair value for the years ended December 31, 2010, 2009 and 2008:

Reported in Consolidated Statements of Financial Condition	Reported in Consolidated Statements of Income	Gains (Losses) on Change in Fair Value		
		Years Ended December 31,		
		2010	2009	2008
		(in thousands)		
Assets:				
Held to maturity securities	Net impairment losses on securities	$ —	$ —	$ (7,846)
Available for sale securities	Net impairment losses on securities	(4,642)	(6,352)	(76,989)
Trading securities	Trading (losses) gains, net	(1,056)	5,394	(10,883)
Loans held for sale	Gains on sales of loans, net	12,591	8,937	1,274
Liabilities:				
Long-term borrowings*	Trading (losses) gains, net	—	—	(1,194)
Junior subordinated debentures issued to capital trusts	Trading (losses) gains, net	(5,841)	(15,828)	15,243
		$ 1,052	$ (7,849)	$(80,395)

* During the second quarter of 2008, Valley prepaid one fixed rate Federal Home Loan Bank advance elected to be carried at fair value which had a $40.0 million contractual principal obligation. No other long-term borrowings were carried at fair value at December 31, 2008.

ASC Topic 825, "Financial Instruments," requires disclosure of the fair value of financial assets and financial liabilities, including those financial assets and financial liabilities that are not measured and reported at fair value on a recurring basis or non-recurring basis.

The fair value estimates presented in the following table were based on pertinent market data and relevant information on the financial instruments available as of the valuation date. These estimates do not reflect any premium or discount that could result from offering for sale at one time the entire portfolio of financial instruments. Because no market exists for a portion of the financial instruments, fair value estimates may be based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. For instance, Valley has certain fee-generating business lines (e.g., its mortgage servicing operation, trust and investment management departments) that were not considered in these estimates since these activities are not financial instruments. In addition, the tax implications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates.

The carrying amounts and estimated fair values of financial instruments were as follows at December 31, 2010 and 2009:

	2010		2009	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in thousands)			
Financial assets:				
Cash and due from banks	$ 302,629	$ 302,629	$ 305,678	$ 305,678
Interest bearing deposit with banks	63,657	63,657	355,659	355,659
Investment securities held to maturity	1,923,993	1,898,872	1,584,388	1,548,006
Investment securities available for sale	1,035,282	1,035,282	1,352,481	1,352,481
Trading securities	31,894	31,894	32,950	32,950
Loans held for sale	58,958	58,958	25,492	25,492
Net loans	9,241,091	9,035,066	9,268,081	9,233,493
Accrued interest receivable	59,126	59,126	56,245	56,245
Federal Reserve Bank and Federal Home Loan Bank stock	139,778	139,778	139,911	139,911
Other assets*	8,414	8,414	7,124	7,124
Financial liabilities:				
Deposits without stated maturities	6,630,763	6,630,763	6,464,918	6,464,918
Deposits with stated maturities	2,732,851	2,783,680	3,082,367	3,135,611
Short-term borrowings	192,318	195,360	216,147	206,296
Long-term borrowings	2,933,858	3,201,090	2,946,320	3,115,285
Junior subordinated debentures issued to capital trusts (carrying amount includes fair value of $161,734 at December 31, 2010 and $155,893 at December 31, 2009 for VNB Capital Trust I)	186,922	187,480	181,150	180,639
Accrued interest payable	4,344	4,344	7,081	7,081
Other liabilities*	1,379	1,379	1,018	1,018

* Derivative financial instruments are included in this category.

Financial instruments with off-balance sheet risk, consisting of loan commitments and standby letters of credit, had immaterial estimated fair values at December 31, 2010 and 2009.

The following methods and assumptions were used to estimate the fair value of other financial assets and financial liabilities not measured and reported at fair value on a recurring basis or a non-recurring basis:

Cash and due from banks and interest bearing deposits with banks. The carrying amount is considered to be a reasonable estimate of fair value.

Investment securities held to maturity. Fair values are based on prices obtained through an independent pricing service or dealer market participants which Valley has historically transacted both purchases and sales of investment securities. Prices obtained from these sources include prices derived from market quotations and matrix pricing. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment speeds, credit information and the bond's terms and conditions, among other things. For certain securities, for which the inputs used by either dealer market participants or independent pricing service were derived from unobservable market information, Valley evaluated the appropriateness and quality of each price. Additionally, Valley reviewed the volume and level of activity for all classes of held to maturity securities and attempted to identify transactions which may not be orderly or reflective of a significant level of activity and volume. For securities meeting these criteria, the quoted prices received from either market participants or an independent pricing service may be adjusted, as necessary, to estimate fair value (fair values based on Level 3 inputs). If applicable, the adjustment to fair value was derived based on present value cash flow model projections prepared by Valley utilizing assumptions similar to those incorporated by market participants.

Loans. Fair values of non-covered and covered loans are estimated by discounting the projected future cash flows using market discount rates that reflect the credit and interest-rate risk inherent in the loan. Projected future cash flows are calculated based upon contractual maturity or call dates, projected repayments and prepayments of principal. Fair values estimated in this manner do not fully incorporate an exit-price approach to fair value, but instead are based on a comparison to current market rates for comparable loans.

Accrued interest receivable and payable. The carrying amounts of accrued interest approximate their fair value.

Federal Reserve Bank and Federal Home Loan Bank stock. The redeemable carrying amount of these securities with limited marketability approximates their fair value. These securities are recorded in other assets on the consolidated statements of financial condition.

Deposits. Current carrying amounts approximate estimated fair value of demand deposits and savings accounts. The fair value of time deposits is based on the discounted value of contractual cash flows using estimated rates currently offered for alternative funding sources of similar remaining maturity.

Short-term and long-term borrowings. The fair value is estimated by obtaining quoted market prices of the identical or similar financial instruments when available. When these quoted prices are unavailable, the fair value of borrowings is estimated by discounting the estimated future cash flows using market discount rates of financial instruments with similar characteristics, terms and remaining maturity.

Junior subordinated debentures issued to GCB Capital Trust III. There is no active market for the trust preferred securities issued by GCB Capital Trust III. Therefore, the fair value is estimated utilizing the income approach, whereby the expected cash flows, over the remaining estimated life of the security, are discounted using Valley's credit spread over the current yield on a similar maturity U.S. Treasury security. Valley's credit spread was calculated based on Valley's trust preferred securities issued by VNB Capital Trust I, which are publicly traded in an active market.

INVESTMENT SECURITIES (Note 4)

As of December 31, 2010, Valley had approximately $1.9 billion, $1.0 billion, and $31.9 million in held to maturity, available for sale, and trading investment securities, respectively. Valley may be required to record impairment charges on its investment securities if they suffer a decline in value that is considered other-than-temporary. Numerous factors, including lack of liquidity for re-sales of certain investment securities, absence of reliable pricing information for investment securities, adverse changes in business climate, adverse actions by regulators, or unanticipated changes in the competitive environment could have a negative effect on Valley's investment portfolio and may result in other-than-temporary impairment on certain investment securities in future periods. Valley's investment portfolios include private label mortgage-backed securities, trust preferred securities principally issued by bank holding companies (referred to below as "bank issuers") (including three pooled trust preferred securities), corporate bonds primarily issued by banks, and perpetual preferred and common equity securities issued by banks. These investments may pose a higher risk of future impairment charges by Valley as a result of the persistently weak U.S. economy and its potential negative effect on the future performance of these bank issuers and/or the underlying mortgage loan collateral. Additionally, some bank trust preferred issuers may elect to defer future payments of interest on such securities either based upon recommendations by the U.S. Government and the banking regulators or management decisions driven by potential liquidity needs. Such elections by issuers of securities within Valley's investment portfolio could adversely affect securities valuations and result in future impairment charges if collection of deferred and accrued interest (or principal upon maturity) is deemed unlikely by management. Although these securities may pose a greater risk of impairment charges, many of the bank issuers of trust preferred securities within our investment portfolio were allowed by their bank regulators to exit the U.S. Treasury's TARP Capital Purchase Program, and their capital ratios are at or above the minimum amounts to be considered "well-capitalized" under current regulatory guidelines. For the small number of bank issuers within our portfolio that remain TARP participants, dividend payments to trust preferred security holders are senior to and payable before dividends can be paid on the preferred stock issued under the TARP Capital Purchase Program. See the "Other-Than-Temporary Impairment Analysis" section below for further details.

Held to Maturity

The amortized cost, gross unrealized gains and losses and fair value of securities held to maturity at December 31, 2010 and 2009 were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(in thousands)		
December 31, 2010				
U.S. Treasury securities	$ 100,161	$ 251	$ (909)	$ 99,503
Obligations of states and political subdivisions	387,280	2,146	(3,467)	385,959
Residential mortgage-backed securities	1,114,469	30,728	(3,081)	1,142,116
Trust preferred securities	269,368	5,891	(59,365)	215,894
Corporate and other debt securities	52,715	2,911	(226)	55,400
Total investment securities held to maturity	$1,923,993	$41,927	$(67,048)	$1,898,872
December 31, 2009				
Obligations of states and political subdivisions	$ 313,360	$ 3,430	$ (227)	$ 316,563
Residential mortgage-backed securities	936,385	17,970	(413)	953,942
Trust preferred securities	281,836	3,832	(59,516)	226,152
Corporate and other debt securities	52,807	907	(2,365)	51,349
Total investment securities held to maturity	$1,584,388	$26,139	$(62,521)	$1,548,006

The age of unrealized losses and fair value of related securities held to maturity at December 31, 2010 and 2009 were as follows:

	December 31, 2010					
	Less than Twelve Months		More than Twelve Months		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(in thousands)					
U.S. Treasury securities	$ 57,027	$ (909)	$ —	$ —	$ 57,027	$ (909)
Obligations of states and political subdivisions	123,399	(3,467)	50	—	123,449	(3,467)
Residential mortgage-backed securities	226,135	(3,081)	—	—	226,135	(3,081)
Trust preferred securities	14,152	(250)	75,477	(59,115)	89,629	(59,365)
Corporate and other debt securities	7,971	(13)	8,761	(213)	16,732	(226)
Total	$428,684	$(7,720)	$ 84,288	$(59,328)	$512,972	$(67,048)

	December 31, 2009					
	Less than Twelve Months		More than Twelve Months		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(in thousands)					
Obligations of states and political subdivisions	$ 42,507	$ (219)	$ 1,305	$ (8)	$ 43,812	$ (227)
Residential mortgage-backed securities	120,101	(404)	2,450	(9)	122,551	(413)
Trust preferred securities	10,702	(89)	121,197	(59,427)	131,899	(59,516)
Corporate and other debt securities	7,206	(338)	17,926	(2,027)	25,132	(2,365)
Total	$180,516	$(1,050)	$142,878	$(61,471)	$323,394	$(62,521)

The unrealized losses on investment securities held to maturity are primarily due to changes in interest rates (including, in certain cases, changes in credit spreads) and lack of liquidity in the marketplace. The total number of security positions in the securities held to maturity portfolio in an unrealized loss position at December 31, 2010 was 153 as compared to 79 at December 31, 2009.

At December 31, 2010, the unrealized losses reported for trust preferred securities relate to 19 single-issuer securities, mainly issued by bank holding companies. Of the 19 trust preferred securities, 7 were investment grade, 1 was non-investment grade, and 11 were not rated. Additionally, $38.1 million of the $59.4 million in unrealized losses at December 31, 2010, relate to securities issued by one bank holding company with a combined amortized cost of $55.0 million. Valley privately negotiated the purchase of the $55.0 million in trust preferred securities from the bank issuer and holds all of the securities of the two issuances. Typical of most trust preferred issuances, the bank issuer may defer interest payments for up to five years with interest payable on the deferred balance. In August and October of 2009, the bank issuer elected to defer its scheduled interest payments on each respective security issuance. The bank issuer is currently operating under an agreement with its bank regulators, which requires, among other things, the issuer to receive permission from the regulators prior to resuming its regularly scheduled payments on both security issuances. However, the issuer's principal subsidiary bank reported, in its most recent regulatory filing, that it meets the regulatory capital minimum requirements to be considered a "well-capitalized institution" as of December 31, 2010. Based on this information, management believes that we will receive all principal and interest contractually due on both security issuances. Valley will continue to closely monitor the credit risk of this issuer and we may be required to recognize other-than-temporary impairment charges on such securities in future periods. All other single-issuer bank trust preferred securities classified as held to maturity are paying in accordance with their terms, have no deferrals of interest or defaults and, if applicable, meet the regulatory capital requirements to be considered to be "well-capitalized institutions" at December 31, 2010.

Management does not believe that any individual unrealized loss as of December 31, 2010 included in the table above represents other-than-temporary impairment as management mainly attributes the declines in value to changes in interest rates and lack of liquidity in the market place, not credit quality or other factors. Based on a comparison of the present value of expected cash flows to the amortized cost, management believes there are no credit losses on these securities. Valley does not have the intent to sell, nor is it more likely than not that Valley will be required to sell, the securities contained in the table above before the recovery of their amortized cost basis or maturity.

As of December 31, 2010, the fair value of investments held to maturity that were pledged to secure public deposits, repurchase agreements, lines of credit, and for other purposes required by law, was $964 million.

The contractual maturities of investments in debt securities held to maturity at December 31, 2010 are set forth in the table below. Maturities may differ from contractual maturities in residential mortgage-backed securities because the mortgages underlying the securities may be prepaid without any penalties. Therefore, residential mortgage-backed securities are not included in the maturity categories in the following summary.

	December 31, 2010	
	Amortized Cost	Fair Value
	(in thousands)	
Due in one year	$ 187,124	$ 187,222
Due after one year through five years	62,661	64,592
Due after five years through ten years	146,981	149,171
Due after ten years	412,758	355,771
Residential mortgage-backed securities	1,114,469	1,142,116
Total investment securities held to maturity	$1,923,993	$1,898,872

Actual maturities of debt securities may differ from those presented above since certain obligations provide the issuer the right to call or prepay the obligation prior to scheduled maturity without penalty.

The weighted-average remaining expected life for residential mortgage-backed securities held to maturity was 3.73 years at December 31, 2010.

Available for Sale

The amortized cost, gross unrealized gains and losses and fair value of securities available for sale at December 31, 2010 and 2009 were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(in thousands)		
December 31, 2010				
U.S. Treasury securities	$ 162,404	$ 1,406	$ —	$ 163,810
U.S. government agency securities	88,926	26	(152)	88,800
Obligations of states and political subdivisions	28,231	1,234	(3)	29,462
Residential mortgage-backed securities	578,282	35,016	(2,940)	610,358
Trust preferred securities*	54,060	1,142	(14,119)	41,083
Corporate and other debt securities	53,379	2,612	(2,030)	53,961
Equity securities	48,724	812	(1,728)	47,808
Total investment securities available for sale	$1,014,006	$42,248	$(20,972)	$1,035,282
December 31, 2009				
U.S. Treasury securities	$ 277,429	$ —	$ (1,144)	$ 276,285
Obligations of states and political subdivisions	32,724	722	(35)	33,411
Residential mortgage-backed securities	911,186	39,537	(10,218)	940,505
Trust preferred securities*	56,636	117	(20,341)	36,412
Corporate and other debt securities	22,578	198	(3,734)	19,042
Equity securities	49,112	1,956	(4,242)	46,826
Total investment securities available for sale	$1,349,665	$42,530	$(39,714)	$1,352,481

* Includes three pooled trust preferred securities, principally collateralized by securities issued by banks and insurance companies.

The age of unrealized losses and fair value of related securities available for sale at December 31, 2010 and 2009 were as follows:

	December 31, 2010					
	Less than Twelve Months		More than Twelve Months		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
			(in thousands)			
U.S. government agency securities	$66,157	$(152)	$ —	$ —	$ 66,157	$ (152)
Obligations of states and political subdivisions	1,146	(3)	—	—	1,146	(3)
Residential mortgage-backed securities	11,439	(350)	46,206	(2,590)	57,645	(2,940)
Trust preferred securities	1,262	(153)	33,831	(13,966)	35,093	(14,119)
Corporate and other debt securities	—	—	7,944	(2,030)	7,944	(2,030)
Equity securities	1,538	(243)	13,736	(1,485)	15,274	(1,728)
Total	$81,542	$(901)	$101,717	$(20,071)	$183,259	$(20,972)

	December 31, 2009					
	Less than Twelve Months		More than Twelve Months		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(in thousands)					
U.S. Treasury securities	$276,285	$(1,144)	$ —	$ —	$276,285	$ (1,144)
Obligations of states and political subdivisions	395	(4)	1,688	(31)	2,083	(35)
Residential mortgage-backed securities	11,318	(245)	122,031	(9,973)	133,349	(10,218)
Trust preferred securities	—	—	34,622	(20,341)	34,622	(20,341)
Corporate and other debt securities	1,878	(57)	6,296	(3,677)	8,174	(3,734)
Equity securities	—	—	35,901	(4,242)	35,901	(4,242)
Total	$289,876	$(1,450)	$200,538	$(38,264)	$490,414	$(39,714)

The total number of security positions in the securities available for sale portfolio in an unrealized loss position at December 31, 2010 was 43 as compared to 82 at December 31, 2009.

Within the residential mortgage-backed securities category of the available for sale portfolio at December 31, 2010, the unrealized losses relate to 10 private label mortgage-backed securities. Of these 10 securities, 6 securities had an investment grade rating and 4 had a non-investment grade rating at December 31, 2010. Three of the four non-investment grade private label mortgage-backed securities with unrealized losses were other-than-temporarily impaired during 2009 and 2010. See the "Other-Than-Temporary Impairment Analysis" section below.

At December 31, 2010, the unrealized losses for trust preferred securities in the table above relate to 3 pooled trust preferred and 12 single-issuer bank issued trust preferred securities. Substantially all of the unrealized loss was attributable to three pooled trust preferred securities with an amortized cost of $23.1 million and a fair value of $10.0 million. One of the three pooled trust preferred securities with an unrealized loss of $10.3 million had an investment grade rating at December 31, 2010. The two other pooled trust preferred securities were other-than-temporarily impaired in 2008, 2009 and the first quarter of 2010. See "Other-Than-Temporarily Impaired Securities" section below for more details. At December 31, 2010, 9 of the single-issuer trust preferred securities classified as available for sale had investment grade ratings and 3 had non-investment grade ratings. These single-issuer securities are all paying in accordance with their terms and have no deferrals of interest or defaults.

Unrealized losses reported for corporate and other debt securities at December 31, 2010, relate mainly to one investment rated bank issued corporate bond with a $10.0 million amortized cost and a $2.0 million unrealized loss that is paying in accordance with its contractual terms.

The unrealized losses on equity securities, including those more than twelve months, are related primarily to two perpetual preferred security positions from the same issuance with a combined $9.8 million amortized cost and a $1.3 million unrealized loss. At December 31, 2010, these perpetual preferred securities had investment grade ratings and are currently performing and paying quarterly dividends.

Management does not believe that any individual unrealized loss as of December 31, 2010 represents an other-than-temporary impairment, except for the previously impaired securities discussed above, as management mainly attributes the declines in value to changes in interest rates and recent market volatility, not credit quality or other factors. Based on a comparison of the present value of expected cash flows to the amortized cost, management believes there are no credit losses on these securities. Valley has no intent to sell, nor is it more likely than not that Valley will be required to sell, the securities contained in the table above before the recovery of their amortized cost basis or, if necessary, maturity.

As of December 31, 2010, the fair value of securities available for sale that were pledged to secure public deposits, repurchase agreements, lines of credit, and for other purposes required by law, was $519 million.

The contractual maturities of investments in debt securities available for sale at December 31, 2010, are set forth in the following table. Maturities may differ from contractual maturities in residential mortgage-backed securities because the mortgages underlying the securities may be prepaid without any penalties. Therefore, residential mortgage-backed securities are not included in the maturity categories in the following summary.

	December 31, 2010	
	Amortized Cost	Fair Value
	(in thousands)	
Due in one year	$ 108,406	$ 108,822
Due after one year through five years	75,951	77,682
Due after five years through ten years	84,972	86,810
Due after ten years	117,671	103,802
Residential mortgage-backed securities	578,282	610,358
Equity securities	48,724	47,808
Total investment securities available for sale	$1,014,006	$1,035,282

Actual maturities of debt securities may differ from those presented above since certain obligations provide the issuer the right to call or prepay the obligation prior to scheduled maturity without penalty.

The weighted-average remaining expected life for residential mortgage-backed securities available for sale at December 31, 2010 was 3.3 years.

Other-Than-Temporary Impairment Analysis

In assessing the level of other-than-temporary impairment attributable to credit loss for debt securities, Valley compares the present value of cash flows expected to be collected with the amortized cost basis of the security. The portion of the total other-than-temporary impairment related to credit loss is recognized in earnings, while the amount related to other factors is recognized in other comprehensive income. The total other-than-temporary impairment loss is presented in the consolidated statement of income, less the portion recognized in other comprehensive income. Subsequent assessments may result in additional estimated credit losses on previously impaired securities. These additional estimated credit losses are recorded as reclassifications from the portion of other-than-temporary impairment previously recognized in other comprehensive income to earnings in the period of such assessments. When a debt security becomes other-than-temporarily impaired, its amortized cost basis is reduced to reflect the portion of the total impairment related to credit loss.

For residential mortgage-backed securities, Valley estimates loss projections for each security by stressing the cash flows from the individual loans collateralizing the security using expected default rates, loss severities, and prepayment speeds, in conjunction with the underlying credit enhancement (if applicable) for each security. Based on collateral and origination vintage specific assumptions, a range of possible cash flows was identified to determine whether other-than-temporary impairment existed at December 31, 2010. Generally, the range of expected constant default rates ("CDR"), loss severity rates and constant prepayment rates ("CPR") used in the modeling scenarios for the 19 private label mortgage-backed securities were as follows: a CDR of 0 percent to 18.9 percent, a loss severity rate of 23.5 percent to 57.4 percent, and a CPR of 0 percent to 47.7 percent.

For the single-issuer trust preferred securities and corporate and other debt securities, Valley reviews each portfolio to determine if all the securities are paying in accordance with their terms and have no deferrals of interest or defaults. Additionally, Valley analyzes the performance of the issuers on a quarterly basis, including a review of performance data from the issuer's most recent bank regulatory report, if applicable, to assess their credit risk and the probability of impairment of the contractual cash flows of the applicable security. Based upon management's quarterly review, all of the issuers' capital ratios are at or above the minimum amounts to be considered a "well-capitalized" financial institution, if applicable, and/or have maintained performance levels adequate to support the contractual cash flows.

For the three pooled trust preferred securities, Valley evaluates the projected cash flows from each of its tranches in the three securities to determine if they are adequate to support their future contractual principal and interest payments. Valley assesses the credit risk and probability of impairment of the contractual cash flows by projecting the default rates over the life of the security. Higher projected default rates will decrease the expected future cash flows from each security. If the projected decrease in cash flows in each tranche causes a change in contractual yield, the security would be considered to be other-than-temporarily impaired. Two of the pooled trust preferred securities were initially impaired in 2008 with additional estimated credit losses recognized in 2009 and 2010. "See Other-Than-Temporarily Impaired Securities" section below for further details.

The perpetual preferred securities, reported in equity securities, are hybrid investments that are assessed for impairment by Valley as if they were debt securities. Therefore, Valley assessed the creditworthiness of each security issuer, as well as any potential change in the anticipated cash flows of the securities as of December 31, 2010. Based on this analysis, management believes the declines in fair value of these securities are attributable to a lack of liquidity in the marketplace and are not reflective of any deterioration in the creditworthiness of the issuers.

Other-Than-Temporarily Impaired Securities

The following table provides information regarding our other-than-temporary impairment charges on securities recognized in earnings for the years ended December 31, 2010, 2009, and 2008.

	2010	2009	2008
		(in thousands)	
Held to Maturity:			
Trust preferred securities	$ —	$ —	$ 7,846
Available for sale:			
Residential mortgage-backed securities	2,265	5,735	6,435
Trust preferred securities	2,377	183	—
Equity securities	—	434	70,554
Net impairment losses on securities recognized in earnings	$4,642	$6,352	$84,835

Impaired Trust Preferred Securities. All of the other-than-temporary impairment charges on trust preferred securities in the table above relate to two pooled trust preferred securities with a combined amortized cost and fair value of $6.2 million and $3.3 million, respectively, at December 31, 2010, after recognition of all credit impairments. At December 31, 2008, two pooled trust preferred securities (originally classified as held to maturity) were initially found to be other-than-temporarily impaired and resulted in an impairment charge of $7.8 million, as each of Valley's tranches in the securities had projected cash flows below their future contractual principal and interest payments. After the impairment, management no longer had a positive intent to hold the pooled trust preferred securities to their maturity dates due to the significant deterioration in issuers' creditworthiness, and as a result, we were required to transfer these securities, with a total adjusted carrying value of $1.1 million at the time of transfer, from the held to maturity portfolio to the available for sale portfolio at

December 31, 2008. During the year ended December 31, 2009, we recognized additional estimated credit losses of $183 thousand for one of the two previously impaired pooled trust preferred securities and, in 2010, both securities had additional estimated credit losses of $2.4 million as higher default rates decreased the expected cash flows from the securities.

Due to Valley's early adoption of the authoritative accounting guidance under ASC Topic 320 on January 1, 2009, the amortized cost amounts for the two impaired pooled trust preferred securities were increased by a total of $7.5 million at January 1, 2009 for the non-credit portion of the $7.8 million impairment charge taken during the fourth quarter of 2008.

Impaired Residential Mortgage-Backed Securities. During 2010, Valley recognized impairment charges on 5 of the 19 individual private label mortgage-backed securities classified as available for sale. All of these securities, with the exception of one private label mortgage-backed security initially impaired in 2010, were found to be previously impaired in 2009 and one security was initially impaired in 2008. At December 31, 2010, the five private label mortgage-backed securities had a combined amortized cost of $51.1 million and fair value of $50.9 million, respectively. Although Valley recognized other-than-temporary impairment charges on the securities, each security is currently performing in accordance with its contractual obligations. See the "Other-Than-Temporary Impairment Analysis" section above for further details regarding the impairment analysis of residential mortgage-backed securities.

Due to Valley's early adoption of the authoritative accounting guidance under ASC Topic 320 on January 1, 2009, the amortized cost for one private label mortgage-backed security was increased by a total of $6.2 million at January 1, 2009 for the non-credit portion of the $6.4 million impairment charge taken during the fourth quarter of 2008.

Impaired Equity Securities. For the years ended December 31, 2009 and 2008, we recognized other-than-temporary impairment charges of $434 thousand and $70.6 million, respectively, on equity securities classified as available for sale. The 2009 impairment charge relates to one common equity security issued by a bank with an adjusted carrying value of $723 thousand at December 31, 2009. The impairment was recognized based on the length of time and the severity of the difference between the security's book value and its observable market price and the security's near term prospects for recovery. For the year-ended December 31, 2008, the majority of the impairment charges related to perpetual preferred equity securities issued by Fannie Mae and Freddie Mac as a significant decline in the market value of these securities was caused by the U.S. Government placing these entities into conservatorship and suspending their preferred stock dividends during the third quarter of 2008.

Realized Gains and Losses

Gross gains (losses) realized on sales, maturities and other securities transactions related to investment securities included in earnings for the years ended December 31, 2010, 2009 and 2008 were as follows:

	2010	2009	2008
		(in thousands)	
Sales transactions:			
Gross gains	$ 8,615	$8,006	$10,326
Gross losses	(96)	(36)	(5,599)
	$ 8,519	$7,970	$ 4,727
Maturities and other securities transactions:			
Gross gains	$ 3,158	$ 79	$ 317
Gross losses	(79)	(44)	(24)
	$ 3,079	$ 35	$ 293
Gains on securities transactions, net	$11,598	$8,005	$ 5,020

During the year ended December 31, 2008, Valley recognized gross losses on securities transactions of $5.6 million mainly due to the sale of 50 percent of its position in one of the Fannie Mae perpetual preferred stocks classified as available for sale, which resulted in a gross loss of $5.4 million included in the table above.

The following table presents the changes in the credit loss component of cumulative other-than-temporary impairment losses on debt securities classified as either held to maturity or available for sale that Valley has recognized in earnings, for which a portion of the impairment loss (non-credit factors) was recognized in other comprehensive income for the years ended December 31, 2010 and 2009:

	2010	2009
	(in thousands)	
Balance, beginning of period	$ 6,119	$ 549
Additions:		
Initial credit impairments	124	2,171
Subsequent credit impairments	4,518	3,747
Reductions:		
Accretion of credit loss impairment due to an increase in expected cash flows	(261)	(348)
Balance, end of period	$10,500	$6,119

The credit loss component of the impairment loss represents the difference between the present value of expected future cash flows and the amortized cost basis of the security prior to considering credit losses. The beginning balance represents the credit loss component for debt securities for which other-than-temporary impairment occurred prior to the periods presented. Other-than-temporary impairments recognized in earnings for credit impaired debt securities are presented as additions in two components based upon whether the current period is the first time the debt security was credit impaired (initial credit impairment) or is not the first time the debt security was credit impaired (subsequent credit impairment). The credit loss component is reduced if Valley sells, intends to sell or believes it will be required to sell previously credit impaired debt securities. Additionally, the credit loss component is reduced if (i) Valley receives cash flows in excess of what it expected to receive over the remaining life of the credit impaired debt security, (ii) the security matures or (iii) the security is fully written down.

Trading Securities

The fair value of trading securities (consisting of 4 single-issuer bank trust preferred securities) was $31.9 million and $33.0 million at December 31, 2010 and 2009, respectively. Interest income on trading securities totaled $2.6 million, $3.8 million, and $8.3 million for the years ended December 31, 2010, 2009 and 2008, respectively.

LOANS (Note 5)

The detail of the loan portfolio as of December 31, 2010 and 2009 was as follows:

	2010	2009
	(in thousands)	
Non-covered loans:		
Commercial and industrial	$1,825,066	$1,801,251
Commercial real estate:		
Commercial real estate	3,378,252	3,500,419
Construction	428,232	440,046
Total commercial real estate loans	3,806,484	3,940,465
Residential mortgage	1,925,430	1,943,249
Consumer:		
Home equity	512,745	566,303
Automobile	850,801	1,029,958
Other consumer	88,614	88,845
Total consumer loans	1,452,160	1,685,106
Total non-covered loans	9,009,140	9,370,071
Covered loans:		
Commercial and industrial	$ 121,151	$ —
Commercial real estate	195,646	—
Construction	16,153	—
Residential mortgage	17,026	—
Consumer	6,679	—
Total covered loans	356,655	—
Total loans	$9,365,795	$9,370,071
FDIC under loss-share receivable related to covered loans and foreclosed assets	$ 89,359	$ —

Total non-covered loans are net of unearned discount and deferred loan fees totaling $9.3 million and $8.7 million at December 31, 2010 and 2009, respectively. At December 31, 2010, covered loans had outstanding contractual principal balances totaling approximately $439.9 million.

Covered Loans

Covered loans acquired through the FDIC-assisted transactions are accounted for in accordance with ASC Subtopic 310-30, "Loans and Debt Securities Acquired with Deteriorated Credit Quality," since all of these loans were acquired at a discount attributable, at least in part, to credit quality and are not subsequently accounted for at fair value. Covered loans were initially recorded at fair value (as determined by the present value of expected future cash flows) with no valuation allowance (i.e., the allowance for loan losses). Under ASC Subtopic 310-30, loans may be aggregated and accounted for as pools of loans if the loans being aggregated have common risk characteristics. The difference between the undiscounted cash flows expected at acquisition and the investment in the covered loans, or the "accretable yield," is recognized as interest income utilizing the level-yield method over the life of each pool. Contractually required payments for interest and principal that exceed the undiscounted cash flows expected at acquisition, or the "non-accretable difference," are not recognized as a yield adjustment or as a loss accrual or a valuation allowance. Increases in expected cash flows subsequent to the acquisition are recognized prospectively through adjustment of the yield on the pool over its remaining life, while decreases in expected cash flows are recognized as impairment through a loss provision and an increase in the allowance for loan losses. Valuation allowances (recognized in the allowance for loan losses) on these impaired pools reflect only losses incurred after the acquisition (representing the present value of all cash flows that were expected at acquisition but currently are not expected to be received). The allowance for loan losses on covered loans (acquired through two FDIC-assisted transactions) is determined without consideration of the amounts recoverable through the FDIC loss-share agreements (see "FDIC loss-share receivable" below).

The following table presents information regarding the combined estimates of the contractually required payments receivable, the cash flows expected to be collected, and the estimated fair value of the covered loans acquired in the LibertyPointe Bank and The Park Avenue Bank transactions (see Note 2), as of the closing dates for those transactions:

	(in thousands)
Contractually required principal and interest	$ 625,978
Contractual cash flows not expected to be collected (non-accretable difference)	(143,988)
Expected cash flows to be collected	481,990
Interest component of expected cash flows (accretable yield)	(69,659)
Fair value of covered loans	$ 412,331

Changes in the accretable yield for covered loans were as follows for the year ended December 31, 2010:

	(in thousands)
Balance at acquisition date	$ 69,659
Accretion	(20,547)
Net reclassification from non-accretable difference	51,940
Balance at December 31, 2010	$101,052

Valley reclassified $51.9 million from the non-accretable difference for covered loans because of increases in expected cash flows for certain pools of covered loans during 2010. This amount will be recognized prospectively as an adjustment to yield over the life of the individual pools.

FDIC Loss-Share Receivable

The receivable arising from the loss-sharing agreements (referred to as the "FDIC loss-share receivable" on our statements of financial condition) is measured separately from the covered loan portfolio because the agreements are not contractually part of the covered loans and are not transferable should the Bank choose to dispose of the covered loans (see Notes 1 and 2). Changes in FDIC loss-share receivable for the year ended December 31, 2010 were as follows:

	(in thousands)
Balance at acquisition date	$108,000
Accretion*	1,166
Increase due to impairment on covered loans*	5,102
Other reimbursable expenses	2,561
Reimbursements from the FDIC	(27,470)
Balance at December 31, 2010	$ 89,359

* Valley recognized $6.3 million in non-interest income for the year ended December 31, 2010 due to increases in the FDIC loss-share receivable related to accretion and impairment of certain covered loan pools.

Related Party Loans

The Bank's authority to extend credit to its directors and executive officers, as well as to entities controlled by such persons, and companies in which the Bank has beneficial ownership, is subject to requirements of the National Bank Act, Sarbanes-Oxley Act and Regulation O of the Federal Reserve Bank.

The following table summarizes the change in the total amounts of loans and advances to directors, executive officers, and their affiliates during the year ended December 31, 2010, adjusted for changes in directors, executive officers and their affiliates:

	2010
	(in thousands)
Outstanding at beginning of year	$175,678
New loans and advances	36,752
Repayments	(19,085)
Sales	(301)
Outstanding at end of year	$193,044

All loans to related parties are performing as of December 31, 2010.

Loan Portfolio Risk Elements and Credit Risk Management

Credit risk management. For all of its loan types discussed below, Valley adheres to a credit policy designed to minimize credit risk while generating the maximum income given the level of risk. Management reviews and approves these policies and procedures on a regular basis with subsequent approval by the Board of Directors annually. Credit authority relating to a significant dollar percentage of the overall portfolio is centralized and controlled by the Credit Risk Management Division and by the Credit Committee. A reporting system supplements the review process by providing management with frequent reports concerning loan production, loan quality, concentrations of credit, loan delinquencies, non-performing, and potential problem loans. Loan portfolio diversification is an important factor utilized by Valley to manage its risk across business sectors and through cyclical economic circumstances.

Commercial and industrial loans. A significant proportion of Valley's commercial and industrial loan portfolio is granted to long standing customers of proven ability, strong repayment performance, and high character. Underwriting standards are designed to assess the borrower's ability to generate recurring cash flow sufficient to meet the debt service requirements of loans granted. While such recurring cash flow serves as the primary source of repayment, a significant number of the loans are collateralized by borrower assets intended to serve as a secondary source of repayment should the need arise. Anticipated cash flows of borrowers, however, may not be as expected and the collateral securing these loans may fluctuate in value, or in the case of loans secured by accounts receivable, the ability of the borrower to collect all amounts due from its customers. Short-term loans may be made on an unsecured basis based on a borrower's financial strength and past performance. Valley, in most cases, will obtain the personal guarantee of the borrower's principals to mitigate the risk.

Commercial real estate loans. Commercial real estate loans are subject to underwriting standards and processes similar to commercial and industrial loans. These loans are viewed primarily as cash flow loans and secondarily as loans secured by real property. Loans generally involve larger principal balances and longer repayment periods as compared to commercial and industrial loans. Repayment of most loans is dependent upon the cash flow generated from the property securing the loan or the business that occupies the property. Commercial real estate loans may be more adversely affected by conditions in the real estate markets or in the general economy and accordingly conservative loan to value ratios are required at origination, as well as, stress tested to evaluate the impact of market changes relating to key underwriting elements. The properties securing the commercial real estate portfolio represent diverse types, with most properties located within Valley's primary markets.

Construction loans. With respect to loans to developers and builders, Valley originates and manages construction loans structured on either a revolving or non-revolving basis, depending on the nature of the underlying development project. These loans are generally secured by the real estate to be developed and may also be secured by additional real estate to mitigate the risk. Non-revolving construction loans often involve the disbursement of substantially all committed funds with repayment substantially dependent on the successful completion and sale, or lease, of the project. Sources of repayment for these types of loans may be from pre-committed permanent loans from other lenders, sales of developed property, or an interim loan commitment from Valley until permanent financing is obtained elsewhere. Revolving construction loans (generally relating to single family residential construction) are controlled with loan advances dependent upon the presale of housing units financed. These loans are closely monitored by on-site inspections and are considered to have higher risks than other real estate loans due to their ultimate repayment being sensitive to interest rate changes, governmental regulation of real property, general economic conditions and the availability of long-term financing.

Residential mortgages. Valley originates residential, first mortgage loans with the assistance of computer-based underwriting engines licensed from Fannie Mae and/or Freddie Mac. Appraisals of real estate collateral are contracted directly with independent appraisers and not through appraisal management companies. The Bank's appraisal management policy and procedure is in accordance with all rules and best practice guidance from the Bank's primary regulator. Credit scoring, using FICO® and other proprietary, credit scoring models, is employed in the ultimate, judgmental credit decision by Valley's underwriting staff. Valley does not use third party contract underwriting services. Residential mortgage loans include fixed and variable interest rate loans secured by one to four family homes generally located in northern and central New Jersey, New York City metropolitan area, and eastern Pennsylvania. Valley's ability to be repaid on such loans is closely linked to the economic and real estate market conditions in this region. Underwriting policies generally adhere to Fannie Mae and Freddie Mac guidelines for loan requests of conforming and non-conforming amounts. In deciding whether to originate each residential mortgage, Valley considers the qualifications of the borrower as well as the value of the underlying property. During 2010 and 2009, Valley elected to sell many of its fixed-rate loan originations due to the low level of market interest rates and Valley's desire to manage the credit and interest rate risk inherent in Valley's balance sheet by minimizing the additions of such long-term, low-fixed rate instruments.

Home equity loans. Home equity lending is made up of both fixed and variable interest rate products, while automobile loans are exclusively fixed rate and term. Valley mainly provides home equity loans to its residential mortgage customers within the footprint of its primary lending territory. Valley generally will not exceed a combined (i.e., first and second mortgage) loan-to-value ratio of 70 percent when originating a home equity loan.

Automobile loans. Valley uses both judgmental and scoring systems in the credit decision process for automobile loans. Automobile originations (including light truck and sport utility vehicles) are largely produced via indirect channels, originated through approved automobile dealers. The value of automotive collateral is generally a depreciating asset and there are times in the life of an automobile loan where the amount owed on a vehicle may exceed its collateral value. Additionally, automobile charge-offs will vary based on strength or weakness in the used vehicle market, original advance rate, when in the life cycle of a loan a default occurs and the condition of the collateral being liquidated. Where permitted by law, and subject to the limitations of the bankruptcy code, deficiency judgments are sought and acted upon to ultimately collect all money owed, even when a default resulted in a loss at collateral liquidation. Valley uses a third party to actively track collision and comprehensive risk insurance required of the borrower on the automobile and this third party provides coverage to Valley in the event of an uninsured collateral loss.

Other consumer loans. Valley's consumer portfolio also has minor exposures in credit card loans, personal lines of credit, personal loans and loans secured by cash surrender value of life insurance. Valley believes the aggregate risk exposure of these lines of credit is well diverse and minimal at December 31, 2010.

Credit Quality

Past due and non-accrual loans. All loans are deemed to be past due when the contractually required principal and interest payment have not been received as they become due. Loans are placed on non-accrual status generally when they become 90 days past due and the full and timely collection of principal and interest becomes uncertain. When a loan is placed on non-accrual status, interest accruals cease and uncollected accrued interest is reversed and charged against current income. Payments received on non-accrual loans are applied against principal. A loan may be restored to an accruing basis when it becomes well secured and is in the process of collection, or all past due amounts become current under the loan agreement and collectability is no longer doubtful.

The covered loans acquired from the FDIC were aggregated into pools based on common risk characteristics in accordance with ASC Subtopic 310-30. Each loan pool is accounted for as a single asset with a single composite interest rate and an aggregate expectation of cash flows. The covered loans that may have been classified as non-performing loans by the acquired banks are no longer classified as non-performing because these loans are accounted for an a pooled basis. Management's judgment is required in classifying loans in pools subject to ASC Subtopic 310-30 as performing loans, and is dependent on having a reasonable expectation about the timing and amount of the pool cash flows to be collected, even if certain loans within the pool are contractually past due. The following table presents past due, non-accrual and current loans by the loan portfolio class at December 31, 2010 and for total non-covered loans at December 31, 2009.

	Past Due and Non-Accrual Loans*					
	30-89 Days Past Due Loans	Accruing Loans 90 Days Or More Past Due	Non-Accrual Loans	Total Past Due Loans	Current Non-Covered Loans	Total Non-Covered Loans
	(in thousands)					
December 31, 2010						
Commercial and industrial	$13,852	$ 12	$ 13,721	$ 27,585	$1,797,481	$1,825,066
Commercial real estate:						
Commercial real estate	14,563	—	32,981	47,544	3,330,708	3,378,252
Construction	2,804	196	27,312	30,312	397,920	428,232
Total commercial real estate loans	17,367	196	60,293	77,856	3,728,628	3,806,484
Residential mortgage	12,682	1,556	28,494	42,732	1,882,698	1,925,430
Consumer loans:						
Home equity	1,045	—	1,955	3,000	509,745	512,745
Automobile	13,328	686	539	14,553	836,248	850,801
Other consumer	265	37	53	355	88,259	88,614
Total consumer loans	14,638	723	2,547	17,908	1,434,252	1,452,160
Total	$58,539	$2,487	$105,055	$166,081	$8,843,059	$9,009,140
December 31, 2009						
Total	$53,619	$5,125	$ 91,964	$150,708	$9,219,363	$9,370,071

* Past due loans and non-accrual loans exclude loans that were acquired as part of the Liberty Pointe Bank and The Park Avenue Bank FDIC-assisted transactions. These loans are accounted for on a pooled basis.

If interest on non-accrual loans had been accrued in accordance with the original contractual terms, such interest income would have amounted to approximately $7.9 million, $6.5 million, and $2.7 million for the years ended December 31, 2010, 2009, and 2008, respectively; none of these amounts were included in interest income during these periods. Interest income recognized on loans once classified as non-accrual loans was immaterial for the years ended December 31, 2010, 2009, and 2008.

Performing troubled debt restructured loans ("restructured loans"). Restructured loans with modified terms and not reported as loans 90 days or more past due and still accruing or non-accrual, are performing restructured loans to customers experiencing financial difficulties where a concession has been granted. All loan modifications are made on a case-by-case basis. The majority of our loan modifications that are considered restructured loans involve lowering the monthly payments on such loans through either a reduction in interest rate below a market rate, an extension of the term of the loan without a corresponding adjustment to the risk premium reflected in the interest rate, or a combination of these two methods. These modifications rarely result in the forgiveness of principal or interest. In addition, the Bank frequently obtains additional collateral or guarantor support when modifying such loans.

The following table presents information about restructured loans at December 31, 2010:

	Amount	Number of Loans
	($ in thousands)	
Commercial and industrial	$23,718	18
Commercial real estate:		
Commercial real estate	36,707	14
Construction	12,644	5
Total commercial real estate	49,351	19
Residential mortgage	16,544	5
Consumer loans:		
Home equity	83	2
Total consumer loans	83	2
Total restructured loans	$89,696	44

At December 31, 2009, performing restructured loans totaled $19.1 million and consisted of 7 commercial and industrial loans.

Impaired loans. Commercial and industrial loans and commercial real estate loans over a specific dollar amount and all troubled debt restructured loans are individually evaluated for impairment. The value of an impaired loan is measured based upon the underlying anticipated method of payment consisting of either the present value of expected future cash flows discounted at the loan's effective interest rate, or the fair value of the collateral, if the loan is collateral dependent, and its payment is expected solely based on the underlying collateral. If the value of an impaired loan is less than its carrying amount impairment is recognized through an allowance estimate. Collateral dependent impaired loan balances are written down to the current fair value of each loan's underlying collateral resulting in an immediate charge-off to the allowance, excluding any consideration for personal guarantees that may be pursued in the Bank's collection process. If repayment is based upon future expected cash flows, the present value of the expected future cash flows discounted at the loan's original effective interest rate is compared to the carrying value of the loan, and any shortfall is recorded as a specific valuation allowance in the allowance for credit losses.

Residential mortgage loans and consumer loans generally consist of smaller balance homogeneous loans that are collectively evaluated for impairment, and are specifically excluded from the impaired loan portfolio, except where the loan is classified as a troubled debt restructured loan.

The following table presents the information about impaired loans by loan portfolio class at December 31, 2010:

	Recorded Investment* With No Related Allowance	Recorded Investment* With Related Allowance	Total Recorded Investment*	Unpaid Contractual Principal Balance	Related Allowance
			(in thousands)		
December 31, 2010					
Commercial and industrial	$ 3,707	$ 28,590	$ 32,297	$ 42,940	$ 6,397
Commercial real estate:					
Commercial real estate	19,860	43,393	63,253	66,869	3,991
Construction	24,215	15,854	40,069	40,867	2,150
Total commercial real estate loans	44,075	59,247	103,322	107,736	6,141
Residential mortgage	788	17,797	18,585	18,864	2,683
Consumer loans:					
Home equity	—	83	83	83	5
Total consumer loans	—	83	83	83	5
Total	$48,570	$105,717	$154,287	$169,623	$15,226

* Recorded investment equals to the aggregate carrying value of the applicable loans.

At December 31, 2009, impaired loans totaled $74.5 million and included $28.6 million of loans for which there was no related allowance and $46.0 million of loans with a related allowance of $7.3 million.

The average balance of impaired loans was approximately $104.1 million, $49.8 million, and $25.3 million, for the years ended December 31, 2010, 2009, and 2008 respectively. The amount of interest that would have been recorded under the original terms for impaired loans was $4.1 million, $3.1 million, and $984 thousand, for the years ended December 31, 2010, 2009, and 2008, respectively. Interest was not collected on these impaired loans during these periods.

Credit quality indicators. Valley utilizes an internal loan classification system as a means of reporting problem loans within commercial and industrial, commercial real estate, and construction loan portfolio classes. Under Valley's internal risk rating system, loan relationships could be classified as "Special Mention", "Substandard", "Doubtful", and "Loss." Substandard loans include loans that exhibit well-defined weakness and are characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected. Loans classified as Doubtful have all the weaknesses inherent in those classified Substandard with the added characteristic that the weaknesses present make collection or liquidation in full, based on currently existing facts, conditions and values, highly questionable and improbable. Loans classified as Loss are those considered uncollectible with insignificant value and are charged-off immediately to the allowance for loan losses. Loans that do not currently pose a sufficient risk to warrant classification in one of the aforementioned categories, but pose weaknesses that deserve management's close attention are deemed to be Special Mention. Loans rated as "Pass" loans do not currently pose any identified risk and can range from the highest to average quality, depending on the degree of potential risk. Risk ratings are updated any time the situation warrants.

The following table presents the risk category of loans by class of loans based on the most recent analysis performed at December 31, 2010.

Credit exposure – by internally assigned risk rating	Pass	Special Mention	Substandard	Doubtful
		(in thousands)		
Commercial and industrial	$1,638,939	$ 92,131	$ 93,920	$ 76
Commercial real estate	3,175,333	77,186	125,733	—
Construction	324,292	48,442	55,498	—
Total	$5,138,564	$217,759	$275,151	$ 76

For residential mortgages, automobile, home equity, and other consumer loan portfolio classes, Valley also evaluates credit quality based on the aging status of the loan, which was previously presented, and by payment activity. The following table presents the recorded investment in those loans classes based on payment activity as of December 31, 2010:

Credit exposure - by payment activity	Performing Loans	Non-Performing Loans
	(in thousands)	
Residential mortgage	$1,896,936	$28,494
Home equity	510,790	1,955
Automobile	850,262	539
Other consumer	88,561	53
Total	$3,346,549	$31,041

Valley evaluates the credit quality of its covered loan pools based on the expectation of the underlying cash flows. At December 31, 2010, the balance of covered loan pools with an adverse change in the expected cash flows was $27.2 million with impairment of $6.4 million. The impaired loan pools mainly consisted of commercial and industrial loans.

ALLOWANCE FOR CREDIT LOSSES (Note 6)

The allowance for credit losses consists of the allowance for losses on non-covered loans, the reserve for unfunded letters of credit, and the allowance for losses on covered loan related to credit impairment of certain covered loan pools subsequent to acquisition. Management maintains the allowance for credit losses at a level estimated to absorb probable loan losses of the loan portfolio and unfunded letter of credit commitments at the balance sheet date. The allowance for losses on non-covered loans is based on ongoing evaluations of the probable estimated losses inherent in the non-covered loan portfolio. See Note 1 for further details regarding Valley's allowance for credit losses methodology.

The following table summarizes the allowance for credit losses for the years ended December 31, 2010, 2009, and 2008:

	2010	2009	2008
		(in thousands)	
Allowance for credit losses:			
Beginning balance	$103,655	$ 94,738	$ 74,935
Less net charge-offs:			
Loans charged-off	(33,659)	(42,465)	(22,663)
Charged-off loans recovered	7,052	3,390	2,774
Net charge-offs	(26,607)	(39,075)	(19,889)
Additions from acquisition	—	—	11,410
Provision charged for credit losses	49,456	47,992	28,282
Ending balance	$126,504	$103,655	$ 94,738
Components of allowance for credit losses:			
Allowance for non-covered loans	$118,326	$101,990	$ 93,244
Allowance for covered loans	6,378	—	—
Total allowance for loan losses	124,704	101,990	93,244
Allowance for unfunded letters of credit	1,800	1,665	1,494
Total allowance for credit losses	$126,504	$103,655	$ 94,738
Components of provision for credit losses:			
Provision for non-covered loans	$ 42,943	$ 47,821	$ 29,059
Provision for covered loans	6,378	—	—
Total provision for loan losses	49,321	47,821	29,059
Provision for unfunded letters of credit	135	171	(777)
Total provision for credit losses	$ 49,456	$ 47,992	$ 28,282

Valley recorded a $6.4 million provision for covered loans (subject to our loss-sharing agreements with the FDIC) during the fourth quarter of 2010 due to declines in the expected cash flows caused by credit impairment in certain loan pools.

Loan charge-off policy. Loans identified as losses by management are charged-off. Loans are assessed for full or partial charge-off when they are between 90 and 120 days past due. Furthermore, residential mortgage and consumer loan accounts are charged-off automatically based on regulatory requirements.

The following table represents the allocation of allowance for loan losses and the related loans by loan portfolio segment disaggregated based on the impairment methodology at December 31, 2010.

	Commercial and Industrial	Commercial Real Estate	Residential Mortgage	Consumer	Unallocated	Total
			(in thousands)			
December 31, 2010						
Allowance for loan losses:						
Individually evaluated for impairment	$ 6,397	$ 6,141	$ 2,683	$ 5	$ —	$ 15,226
Collectively evaluated for impairment	50,032	23,776	6,445	14,494	8,353	103,100
Loans acquired with discounts related to credit quality	5,538	492	348	—	—	6,378
Total	$ 61,967	$ 30,409	$ 9,476	$ 14,499	$8,353	$ 124,704
Loans:						
Individually evaluated for impairment	$ 32,297	$ 103,322	$ 18,585	$ 83	$ —	$ 154,287
Collectively evaluated for impairment	1,792,769	3,703,162	1,906,845	1,452,077	—	8,854,853
Loans acquired with discounts related to credit quality	121,151	211,799	17,026	6,679	—	356,655
Total	$1,946,217	$4,018,283	$1,942,456	$1,458,839	$ —	$9,365,795

PREMISES AND EQUIPMENT, NET (Note 7)

At December 31, 2010 and 2009, premises and equipment, net consisted of:

	2010	2009
	(in thousands)	
Land	$ 56,837	$ 56,304
Buildings	184,404	180,609
Leasehold improvements	62,050	58,215
Furniture and equipment	169,963	163,109
	473,254	458,237
Accumulated depreciation and amortization	(207,684)	(191,836)
Total premises and equipment, net	$ 265,570	$ 266,401

Depreciation and amortization of premises and equipment included in non-interest expense for the years ended December 31, 2010, 2009 and 2008 amounted to approximately $15.8 million, $15.3 million and $14.7 million, respectively.

LOAN SERVICING (Note 8)

VNB Mortgage Services, Inc. ("MSI"), a subsidiary of the Bank, is a servicer of residential mortgage loan portfolios. MSI is compensated for loan administrative services performed for mortgage servicing rights purchased in the secondary market and loans originated and sold by the Bank. The aggregate principal balances of mortgage loans serviced by MSI for others approximated $1.3 billion at December 31, 2010 and 2009, and $1.2 billion at December 31, 2008. The outstanding balance of loans serviced for others is not included in the consolidated statements of financial condition.

The Bank is a servicer of SBA loans, and is compensated for loan administrative services performed for SBA loans originated and sold by the Bank. The Bank serviced a total of $38.4 million, $37.8 million, and $47.4 million of SBA loans at December 31, 2010, 2009 and 2008, respectively, for third-party investors. The outstanding balance of SBA loans serviced for others is not included in the consolidated statements of financial condition.

The unamortized costs associated with acquiring loan servicing rights are included in other intangible assets in the consolidated statements of financial condition. The following table summarizes the change in loan servicing rights during the years ended December 31, 2010, 2009 and 2008:

	2010	2009	2008
		(in thousands)	
Loan servicing rights:			
Balance at beginning of year	$11,722	$ 9,824	$12,191
Purchase and origination of loan servicing rights	4,182	5,012	990
Amortization expense	(3,413)	(3,114)	(3,357)
Balance at end of year	$12,491	$11,722	$ 9,824
Valuation allowance:			
Balance at beginning of year	$ (612)	$ (532)	$ —
Impairment adjustment	(551)	(80)	(532)
Balance at end of year	$(1,163)	$ (612)	$ (532)
Balance at end of year net of valuation allowance	$11,328	$11,110	$ 9,292

Loan servicing rights are accounted for using the amortization method. See the "Loans Servicing Rights" sections of Notes 1 and 3 for further details about the accounting policy and valuation method. Based on market conditions at December 31, 2010, amortization expense related to the loan servicing rights is expected to aggregate approximately $9.3 million through 2015.

GOODWILL AND OTHER INTANGIBLE ASSETS (Note 9)

The changes in the carrying amount of goodwill as allocated to our business segments, or reporting units thereof, for goodwill impairment analysis were:

	Business Segment / Reporting Unit*:				
	Wealth Management	Consumer Lending	Commercial Lending	Investment Management	Total
			(in thousands)		
Balance at December 31, 2008	$18,185	$93,640	$107,756	$75,565	$295,146
Goodwill from business combinations	793	165	213	107	1,278
Balance at December 31, 2009	18,978	93,805	107,969	75,672	296,424
Goodwill from business combinations	1,468	5,194	9,720	5,085	21,467
Balance at December 31, 2010	$20,446	$98,999	$117,689	$80,757	$317,891

* Valley's Wealth Management Division is comprised of trust, asset management, and insurance services. This reporting unit is included in the Consumer Lending segment for financial reporting purposes.

In addition to the goodwill from business combinations during 2010 and 2009 disclosed in Note 2 to the consolidated financial statements (which totaled $21.4 million and $1.2 million, respectively), Valley recorded

$54 thousand and $67 thousand in additional goodwill during 2010 and 2009, respectively, from earn-out payments resulting from an acquisition by Valley in 2006. The earn-out payments are based upon predetermined profitability targets in accordance with the merger agreement. There was no impairment of goodwill during the years ended December 31, 2010, 2009, and 2008.

The following table summarizes other intangible assets as of December 31, 2010 and 2009:

	Gross Intangible Assets	Accumulated Amortization	Valuation Allowance	Net Intangible Assets
		(in thousands)		
December 31, 2010				
Loan servicing rights	$ 65,701	$(53,210)	$(1,163)	$11,328
Core deposits	27,144	(17,312)	—	9,832
Other	6,121	(1,631)	—	4,490
Total other intangible assets	$ 98,966	$(72,153)	$(1,163)	$25,650
December 31, 2009				
Loan servicing rights	$ 70,885	$(59,163)	$ (612)	$11,110
Core deposits	25,584	(13,859)	—	11,725
Other	4,057	(2,587)	—	1,470
Total other intangible assets	$100,526	$(75,609)	$ (612)	$24,305

Core deposits are amortized using an accelerated method and have a weighted average amortization period of 9 years. The line item labeled "other" included in the table above primarily consists of customer lists and covenants not to compete, which are amortized over their expected lives generally using a straight-line method and have a weighted average amortization period of 15 years. During 2010, Valley recorded $3.3 million in other intangible assets as a result of assets acquired from S&M Klein Co. Inc.

Valley evaluates core deposits and other intangibles for impairment when an indication of impairment exists. No impairment was recognized during the years ended December 31, 2010, 2009 and 2008.

Valley recognized amortization expense on other intangible assets, including net impairment charges on loan servicing rights, of $7.7 million, $6.9 million, and $7.2 million for the years ended December 31, 2010, 2009 and 2008, respectively.

The following presents the estimated amortization expense of other intangible assets over the next five year period:

	Loan Servicing Rights	Core Deposits	Other
		(in thousands)	
2011	$3,052	$3,051	$683
2012	2,270	2,455	656
2013	1,748	1,858	541
2014	1,296	1,262	466
2015	889	782	434

DEPOSITS (Note 10)

Included in time deposits at December 31, 2010 and 2009 are certificates of deposit over $100 thousand of $1.2 billion and $1.4 billion, respectively. Interest expense on time deposits of $100 thousand or more totaled approximately $8.8 million, $15.3 million, and $37.8 million in 2010, 2009 and 2008, respectively.

The scheduled maturities of time deposits as of December 31, 2010 are as follows:

Year	Amount
	(in thousands)
2011	$1,950,141
2012	337,766
2013	114,848
2014	124,635
2015	147,599
Thereafter	57,862
Total time deposits	$2,732,851

Deposits from certain directors, executive officers and their affiliates totaled $54.0 million and $68.9 million at December 31, 2010 and 2009, respectively.

BORROWED FUNDS (Note 11)

Short-term borrowings at December 31, 2010 and 2009 consisted of the following:

	2010	2009
	(in thousands)	
Securities sold under agreements to repurchase	$183,295	$206,542
Treasury tax and loan	9,023	9,605
Total short-term borrowings	$192,318	$216,147

The weighted average interest rate for short-term borrowings at December 31, 2010 and 2009 was 0.45 percent and 0.64 percent, respectively.

Long-term borrowings at December 31, 2010 and 2009 consisted of the following:

	2010	2009
	(in thousands)	
FHLB advances	$2,176,665	$2,189,358
Securities sold under agreements to repurchase	655,000	655,000
Subordinated debt	100,000	100,000
Other	2,193	1,962
Total long-term borrowings	$2,933,858	$2,946,320

The long-term FHLB advances had a weighted average interest rate of 4.15 percent and 4.20 percent at December 31, 2010 and 2009, respectively. These advances are secured by pledges of FHLB stock, mortgage-backed securities and a blanket assignment of qualifying residential mortgage loans. Interest expense recorded on FHLB advances totaled $91.5 million, $93.7 million, and $92.8 million for the years ended December 31, 2010, 2009 and 2008, respectively. The long-term FHLB advances are scheduled for repayment as follows:

Year	Amount (in thousands)
2011	$ 122,475
2012	28,320
2013	26,102
2014	102
2015	175,102
Thereafter	1,824,564
Total long-term FHLB advances	$2,176,665

The majority of the long-term FHLB advances are callable by the issuer for redemption prior to their scheduled maturity date. Advances with scheduled maturities beyond 2015 reported in the table above include $1.8 billion in advances, which are callable during 2011 and have interest rates ranging from 1.16 percent to 5.11 percent.

The long-term borrowings for securities sold under repurchase agreements to FHLB and other counterparties totaled $655.0 million at December 31, 2010 and 2009. The weighted average interest rate of these long-term borrowings was 4.27 percent at December 31, 2010 and 2009. Interest expense on long-term securities sold under repurchase agreements amounted to $28.3 million, $28.9 million, and $28.0 million during the years ended December 31, 2010, 2009 and 2008, respectively. The long-term borrowings for securities sold under agreements to repurchase are scheduled for repayment as follows:

Year	Amount (in thousands)
2011	$ 85,000
2012	—
2013	—
2014	—
2015	125,000
Thereafter	445,000
Total long-term borrowings for securities sold under agreements to repurchase	$655,000

On July 13, 2005, the Bank issued $100 million of 5.0 percent subordinated notes due July 15, 2015 with no call dates or prepayments allowed. Interest on the subordinated notes is payable semi-annually in arrears at an annual rate of 5.0 percent on January 15 and July 15 of each year.

The fair value of securities pledged to secure public deposits, treasury tax and loan deposits, repurchase agreements, lines of credit, FHLB advances and for other purposes required by law approximated $1.5 billion and $1.1 billion at December 31, 2010 and 2009, respectively.

JUNIOR SUBORDINATED DEBENTURES ISSUED TO CAPITAL TRUSTS (Note 12)

Valley established VNB Capital Trust I, a statutory trust, for the sole purpose of issuing trust preferred securities and related trust common securities. The proceeds from such issuances were used by the trust to purchase an equivalent amount of junior subordinated debentures of Valley. GCB Capital Trust III was established by Greater Community prior to Valley's acquisition of Greater Community, and the junior subordinated notes issued by Greater Community to GCB Capital Trust III were assumed by Valley upon completion of the acquisition on July 1, 2008. The junior subordinated debentures, the sole assets of the trusts, are unsecured obligations of Valley, and are subordinate and junior in right of payment to all present and future senior and subordinated indebtedness and certain other financial obligations of Valley. Valley wholly owns all of the common securities of each trust. The trust preferred securities qualify, and are treated by Valley, as Tier 1 regulatory capital.

Valley elected to measure the junior subordinated debentures issued to VNB Capital Trust I at fair value, with changes in fair value recognized as charges or credits to current earnings. Net trading gains and losses included non-cash charges of $5.8 million and a $15.8 million for the years ended December 31, 2010 and 2009, respectively, and a $15.2 million non-cash gain for the year ended December 31, 2008, for the change in the fair value of the junior subordinated debentures issued to VNB Capital Trust I.

The table below summarizes the outstanding junior subordinated debentures and the related trust preferred securities issued by each trust as of December 31, 2010:

	December 31, 2010	
	VNB Capital Trust I	GCB Capital Trust III
	($ in thousands)	
Junior Subordinated Debentures:		
Carrying value [(1)]	$ 161,734	$ 25,188
Contractual principal balance	$ 157,024	$ 24,743
Annual interest rate [(2)]	7.75%	6.96%
Stated maturity date	December 15, 2031	July 30, 2037
Initial call date	November 7, 2006	July 30, 2017
Trust Preferred Securities:		
Face value	$ 152,313	$ 24,000
Annual distribution rate [(2)]	7.75%	6.96%
Issuance date	November 2001	July 2007
Distribution dates [(3)]	Quarterly	Quarterly

(1) The carrying value for GCB Capital Trust III includes an unamortized purchase accounting premium of $445 thousand.

(2) Interest on GCB Capital Trust III is fixed until July 30, 2017, then resets to 3-month LIBOR plus 1.4 percent. The annual interest rate excludes the effect of the purchase accounting adjustments.

The junior subordinated debentures issued to VNB Capital Trust I and GCB Capital Trust III had total carrying values of $155.9 million and $25.3 million, respectively, and total contractual principal balances of $157.0 million and $24.7 million, respectively, at December 31, 2009. The trust preferred securities issued by VNB Capital Trust I and GCB Capital Trust III had total face values of $152.3 million and $24.0 million, respectively, at December 31, 2009.

The trusts' ability to pay amounts due on the trust preferred securities is solely dependent upon Valley making payments on the related junior subordinated debentures. Valley's obligation under the junior subordinated debentures and other relevant trust agreements, in aggregate, constitutes a full and unconditional guarantee by Valley of the trusts' obligations under the trust preferred securities issued. Under the junior subordinated debenture agreements, Valley has the right to defer payment of interest on the debentures and, therefore, distributions on the trust preferred securities, for up to five years, but not beyond the stated maturity date in the table above. Currently, Valley has no intention to exercise its right to defer interest payments on the debentures.

The trust preferred securities are subject to mandatory redemption, in whole or in part, upon repayment of the junior subordinated debentures at the stated maturity date or upon an earlier call date for redemption at par. The junior subordinated debentures issued to VNB Capital Trust I are currently callable by Valley. No debentures were called or redeemed during the years ended December 31, 2010 and 2009.

In 2008, Valley purchased, in open market transactions, approximately 307 thousand trust preferred shares issued by VNB Capital Trust I for $7.3 million at an average cost of $23.64 per share. These trust preferred securities and approximately 10 thousand shares of the trust's common stock held by Valley were surrendered to and cancelled by the trust in exchange for the redemption of 317 thousand junior subordinated debentures with a total par value of $7.9 million. As a result of the redemption, Valley recognized a $417 thousand gain in other non-interest income for the year ended December 31, 2008.

The trust preferred securities of VNB Capital Trust I and GCB Capital Trust III are included in Valley's consolidated Tier 1 capital and total capital for regulatory purposes at December 31, 2010 and 2009. In March 2005, the Board of Governors of the Federal Reserve System issued a final rule allowing bank holding companies to continue to include qualifying trust preferred capital securities in their Tier 1 capital for regulatory capital purposes, subject to a 25 percent limitation to all core (Tier 1) capital elements, net of goodwill less any associated deferred tax liability. The amount of trust preferred securities and certain other elements in excess of the limit could be included in total capital, subject to restrictions. The final rule originally provided a five-year transition period, ending June 30, 2009, for application of the aforementioned quantitative limitation, however, in March 2009, the Board of Governors of the Federal Reserve Board voted to delay the effective date until March 2011. As of December 31, 2010 and December 31, 2009, 100 percent of the trust preferred securities qualified as Tier 1 capital under the final rule adopted in March 2005.

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd- Frank Act") was signed into law on July 21, 2010. Under the Act, Valley's outstanding trust preferred securities will continue to count as Tier 1 capital but Valley will be unable to issue replacement or additional trust preferred securities, which would count as Tier 1 capital.

BENEFIT PLANS (Note 13)

Pension Plan

The Bank has a non-contributory defined benefit plan ("qualified plan") covering substantially all of its employees. The benefits are based upon years of credited service and the employee's highest average compensation as defined. It is the Bank's funding policy to contribute annually an amount that can be deducted for federal income tax purposes. Additionally, the Bank has a supplemental non-qualified, non-funded retirement plan ("non-qualified plan") which is designed to supplement the pension plan for key officers.

The following table sets forth the change in projected benefit obligation, the change in fair value of plan assets and the funded status and amounts recognized in Valley's financial statements for the qualified and non-qualified plans at December 31, 2010 and 2009:

	2010	2009
	(in thousands)	
Change in projected benefit obligation:		
Projected benefit obligation at beginning of year	$ 97,532	$ 90,429
Service cost	5,544	5,216
Interest cost	5,709	5,059
Plan amendments	13	221
Actuarial loss (gain)	2,243	(440)
Benefits paid	(2,895)	(2,953)
Projected benefit obligation at end of year	$108,146	$ 97,532
Change in fair value of plan assets:		
Fair value of plan assets at beginning of year	$ 74,005	$ 60,673
Actual return on plan assets	7,731	11,172
Employer contributions	5,096	5,113
Benefits paid	(2,895)	(2,953)
Fair value of plan assets at end of year*	$ 83,937	$ 74,005
Funded status of the plan	$ (24,209)	$(23,527)
Liability recognized	$ (24,209)	$(23,527)
Accumulated benefit obligation	$ 96,360	$ 86,377

* Includes accrued interest receivable of $299 thousand and $408 thousand as of December 31, 2010 and 2009, respectively.

Amounts recognized as a component of accumulated other comprehensive loss as of year-end that have not been recognized as a component of net periodic pension expense of Valley's qualified and non-qualified plans are presented in the following table. Valley expects to recognize approximately $1.4 million of the net actuarial loss and $639 thousand of prior service cost reported in the following table as of December 31, 2010 and 2009 as a component of net periodic pension expense during 2011.

	2010	2009
	(in thousands)	
Net actuarial loss	$ 25,805	$ 26,176
Prior service cost	2,351	2,981
Deferred tax benefit	(11,812)	(12,224)
Total	$ 16,344	$ 16,933

The Bank's non-qualified plan has accumulated benefit obligation in excess of plan assets was as follows:

	2010	2009
	(in thousands)	
Projected benefit obligation	$9,851	$10,090
Accumulated benefit obligation	9,583	9,702
Fair value of plan assets	—	—

In determining rate assumptions, management looks to current rates on fixed-income corporate debt securities that receive a rating of Aa3 or higher from Moody's. The weighted average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of benefit obligations for the qualified and non-qualified plans as of December 31, 2010 and 2009 were as follows:

	2010	2009
Discount rate	5.75%	6.00%
Future compensation increase rate	3.25	3.50

The net periodic pension expense included the following components for the years ended December 31, 2010, 2009, and 2008:

	2010	2009	2008
		(in thousands)	
Service cost	$ 5,544	$ 5,216	$ 4,590
Interest cost	5,709	5,059	4,794
Expected return on plan assets	(6,214)	(6,040)	(5,900)
Recognized prior service cost	643	640	597
Recognized actuarial loss	1,098	858	371
Total net periodic pension expense	$ 6,780	$ 5,733	$ 4,452

Other changes in plan assets and benefit obligations recognized in other comprehensive income for the years ended December 31, 2010 and 2009 were as follows:

	2010	2009
	(in thousands)	
Net actuarial loss (gain)	$ 726	$(5,572)
Prior service cost	13	221
Amortization of prior service cost	(643)	(640)
Amortization of actuarial loss	(1,098)	(858)
Total recognized in other comprehensive income	$(1,002)	$(6,849)
Total recognized in net periodic pension expense and other comprehensive income (before tax)	$ 5,778	$(1,116)

The benefit payments, which reflect expected future service, as appropriate, expected to be paid in future years are presented in the following table:

Year	Amount (in thousands)
2011	$ 4,679
2012	5,031
2013	5,272
2014	5,880
2015	6,214
2016 to 2020	36,390

The weighted average discount rate, expected long-term rate of return on assets and rate of compensation increase used in determining Valley's pension expense for the years ended December 31, 2010, 2009, and 2008 were as follows:

	2010	2009	2008
Discount rate	6.00%	5.75%	6.00%
Expected long-term return on plan assets	8.00	8.00	8.50
Rate of compensation increase	3.50	3.50	3.75

The expected rate of return on plan assets assumption is based on the concept that it is a long-term assumption independent of the current economic environment and changes would be made in the expected return only when long-term inflation expectations change, asset allocations change or when asset class returns are expected to change for the long-term. The 2009 expected return was adjusted downward in light of the severe negative impact of the financial crisis beginning in 2008 on the fair value of the qualified plan assets and the asset classes available for investment and the expectation of future increases in inflationary pressure.

Valley's qualified plan weighted-average asset allocations at December 31, 2010 and 2009, by asset category were as follows:

	2010	2009
Equity securities	49%	43%
U.S. Treasury securities	17	17
Corporate bonds	14	19
Mutual funds	11	10
U.S. government agency securities	4	4
Money market funds	3	5
Trust preferred securities	2	2
Total investments	100%	100%

In accordance with Section 402 (c) of ERISA, the qualified plan's investment managers are granted full discretion to buy, sell, invest and reinvest the portions of the portfolio assigned to them consistent with the Bank's Pension Committee's policy and guidelines. The target asset allocation set for the qualified plan are equity securities ranging from 25 percent to 65 percent and fixed income securities ranging from 35 percent to 75 percent. The absolute investment objective for the equity portion is to earn at least 7 percent cumulative annual real return, after adjustment by the Consumer Price Index (CPI), over rolling five-year periods, while the relative objective is to be above the S&P 500 Index over rolling three-year periods. For the fixed income portion, the absolute objective is to earn at least a three percent cumulative annual real return, after adjustment by the CPI over rolling five-year periods with a relative objective of above the Merrill Lynch Intermediate Government/ Corporate Index over rolling three-year periods. Cash equivalents will be invested in money market funds or in other high quality instruments approved by the Trustees of the qualified plan.

In general, the plan assets of the qualified plan are investment securities that are well-diversified in terms of industry, capitalization and asset class. The plan assets are mostly a conservative mix of U.S. Treasury securities, U.S. government agency securities, mutual funds primarily indexed to the performance of Fortune 500 U.S. companies, high quality corporate bonds, various types of domestic and foreign common equity securities, trust preferred securities (mainly issued by VNB Capital Trust I – see Note 12), and a U.S. Treasury based money market fund. The qualified plan's exposure to a concentration of credit risk is limited by the Bank's Pension Committee's diversification of the investments into various investment options with multiple asset managers. The Pension Committee engages an investment management advisory firm that regularly monitors the performance of the asset managers and ensures they are within compliance of the policies adopted by the Trustees. If the risk profile and overall return of assets managed are not in line with the risk objectives or expected return benchmarks for the qualified plan, the advisory firm may recommend the termination of an asset manager to the Pension Committee.

The following table presents the qualified plan assets that are measured at fair value on a recurring basis by level within the fair value hierarchy under ASC Topic 820. Financial assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. See Note 3 for further details regarding the fair value hierarchy.

	December 31, 2010	Fair Value Measurements at Reporting Date Using: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(in thousands)		
Assets:				
Investments:				
Equity securities	$41,326	$41,326	$ —	$—
U.S. Treasury securities	14,488	14,488	—	—
Corporate bonds	11,340	—	11,340	—
Mutual funds	9,491	9,491	—	—
U.S. government agency securities	2,958	—	2,958	—
Money market funds	2,153	2,153	—	—
Trust preferred securities	1,882	1,882	—	—
Total investments	$83,638	$69,340	$14,298	$—

	December 31, 2009	Fair Value Measurements at Reporting Date Using: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(in thousands)		
Assets:				
Investments:				
Equity securities	$31,760	$31,760	$ —	$—
U.S. Treasury securities	12,818	12,818	—	—
Corporate bonds	13,889	—	13,889	—
Mutual funds	7,463	7,463	—	—
U.S. government agency securities	3,095	—	3,095	—
Money market funds	2,915	2,915	—	—
Trust preferred securities	1,657	1,657	—	—
Total investments	$73,597	$56,613	$16,984	$—

Equity securities, U.S. Treasury securities, money market funds, mutual funds, and trust preferred securities are reported at fair value in the table above utilizing exchange quoted prices in active markets for identical instruments (Level 1 inputs). Corporate bond and U.S. government agency securities are reported at fair value utilizing Level 2 inputs. The prices for these instruments are derived from market quotations and matrix pricing obtained through an independent pricing service. Such fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment speeds, credit information and the security's terms and conditions, among other things.

The qualified plan held 62,752 shares of VNB Capital Trust I preferred securities at December 31, 2010 and 2009. These shares had fair values of approximately $1.6 million at December 31, 2010 and 2009. Dividends received on Valley trust preferred shares were $122 thousand for each of the years ended December 31, 2010 and 2009.

Valley expects to contribute approximately $5.0 million to the qualified plan during 2011 based upon actuarial estimates.

Director Plans

Valley maintains a non-qualified, non-funded directors' retirement plan. The projected benefit obligation and discount rate used to compute the obligation was approximately $1.8 million and 5.75 percent, respectively, at December 31, 2010, and $1.8 million and 6.00 percent, respectively, at December 31, 2009. As of December 31, 2010 and 2009, the entire obligation was included in other liabilities and $419 thousand (net of a $226 thousand tax benefit) and $434 thousand (net of a $234 thousand tax benefit), respectively, were recorded in accumulated other comprehensive loss. An expense of $228 thousand, $250 thousand and $225 thousand has been recognized for the Directors' retirement plan in the years ended December 31, 2010, 2009 and 2008, respectively.

Valley also maintains non-qualified plans for former directors of banks acquired, as well as a non-qualified plan for former senior management of Merchants Bank of New York acquired in January of 2001. Valley did not merge these plans into its existing non-qualified plans. Collectively, at December 31, 2010 and 2009, the remaining obligations under these plans were $7.5 million and $8.5 million, respectively, of which $4.7 million and $5.5 million, respectively, were funded. As of December 31, 2010 and 2009, the entire obligations were included in other liabilities and $1.6 million (net of a $1.2 million tax benefit) and $1.8 million (net of a $1.3 million tax benefit), respectively, were recorded in accumulated other comprehensive loss. The $1.6 million in accumulated other comprehensive loss will be reclassified to expense on a straight-line basis over the remaining benefit periods of these non-qualified plans.

Bonus Plan

Valley National Bank and its subsidiaries may award incentive and merit bonuses to its officers and employees based upon a percentage of the covered employees' compensation as determined by the achievement of certain performance objectives. Amounts charged to salary expense were $6.6 million, $2.4 million and $6.4 million during 2010, 2009 and 2008, respectively.

On February 17, 2009 the American Recovery and Reinvestment Act of 2009 was signed into law. This Act and the regulations issued by the U.S. Treasury under the Act, among other things, prohibited the payment or accrual of any bonus, retention award or incentive compensation to any of the five highest paid executive officers of Valley named in Valley's most recent Proxy Statement and its next 10 most highly compensated employees during the period when the U.S. Treasury owned any debt or equity securities (excluding warrants) issued by Valley under the TARP Capital Purchase Program. The prohibition exempted awards of long-term restricted stock that did not exceed one-third of the total annual compensation of the executive and were subject to certain vesting restrictions and claw back provisions. The prohibition ceased to apply to Valley on December 23, 2009 after Valley repurchased the remaining senior preferred shares issued to U.S. Treasury under the Capital Purchase Program.

Savings Plan

Valley National Bank maintains a KSOP defined as a 401(k) plan with an employee stock ownership feature. This plan covers eligible employees of the Bank and its subsidiaries and allows employees to contribute a percentage of their salary, with the Bank matching a certain percentage of the employee contribution in cash and invested in accordance with each participant's investment elections. The Bank recorded $1.9 million, $1.4 million and $1.3 million in expense for contributions to the plan for the years ended December 31, 2010, 2009, and 2008, respectively.

Stock-Based Compensation

Valley currently has one active employee stock option plan, the 2009 Long-Term Stock Incentive Plan (the "Employee Stock Incentive Plan"), adopted by Valley's Board of Directors on November 17, 2008 and approved by its shareholders on April 14, 2009. The Employee Stock Incentive Plan is administered by the Compensation and Human Resources Committee (the "Committee") appointed by Valley's Board of Directors. The Committee can grant awards to officers and key employees of Valley. The purpose of the Employee Stock Incentive Plan is to provide additional incentive to officers and key employees of Valley and its subsidiaries, whose substantial contributions are essential to the continued growth and success of Valley, and to attract and retain competent and dedicated officers and other key employees whose efforts will result in the continued and long-term growth of Valley's business.

Under the Employee Stock Incentive Plan, Valley may award shares to its employees for up to 6.7 million shares of common stock in the form of incentive stock options, non-qualified stock options, stock appreciation rights and restricted stock awards. The essential features of each award are described in the award agreement relating to that award. The grant, exercise, vesting, settlement or payment of an award may be based upon the fair value of Valley's common stock on the last sale price reported for Valley's common stock on such date or the last sale price reported preceding such date. An incentive stock option's maximum term to exercise is ten years from the date of grant and is subject to a vesting schedule.

Valley recorded stock-based compensation expense for incentive stock options and restricted stock awards of $4.8 million, $5.0 million and $5.5 million for the years ended December 31, 2010, 2009 and 2008, respectively. These expenses included $1.3 million, $599 thousand, and $1.1 million, respectively, which was immediately recognized for stock awards granted to retirement eligible employees. The fair values of all other stock awards are expensed over the vesting period. As of December 31, 2010, the unrecognized amortization expense for all stock-based compensation totaled approximately $5.2 million and will be recognized over an average remaining vesting period of approximately 2 years.

Stock Options. The fair value of each option granted on the date of grant is estimated using a binomial option pricing model. The fair values are estimated using assumptions for dividend yield based on the annual dividend rate; stock volatility, based on Valley's historical and implied stock price volatility; risk free interest rates, based on the U.S. Treasury constant maturity bonds, in effect on the actual grant dates, with remaining term of approximately the same as the expected term of the options; and expected exercise term calculated based on Valley's historical exercise experience.

Stock-based employee compensation cost under the fair value method was measured using the following weighted-average assumptions for stock options granted in 2010, 2009, and 2008:

	2010	2009	2008
Risk-free interest rate	0.29 - 2.92%	1.1 - 4.0%	1.1 - 4.0%
Dividend yield	5.5%	4.5%	4.5%
Volatility	35.0%	24.0%	24.0%
Expected term (in years)	4.4	6.7	6.7

A summary of stock options activity as of December 31, 2010, 2009 and 2008 and changes during the years ended on those dates is presented below:

	2010		2009		2008	
Stock Options	**Shares**	**Weighted Average Exercise Price**	**Shares**	**Weighted Average Exercise Price**	**Shares**	**Weighted Average Exercise Price**
Outstanding at beginning of year	3,320,869	$19	3,520,970	$18	3,927,150	$18
Granted*	128,746	13	7,954	11	228,443	16
Exercised	(23,647)	12	(5,250)	11	(523,572)	14
Forfeited or expired	(241,230)	15	(202,805)	15	(111,051)	17
Outstanding at end of year	3,184,738	19	3,320,869	19	3,520,970	18
Exercisable at year-end	2,723,570	19	2,702,870	19	2,516,759	18
Weighted-average fair value of options granted during the year	$ 2.24		$ 2.50		$ 2.50	

* During 2009, all stock options granted were to non-executive officers and employees.

The total intrinsic values of options exercised during the years ended December 31, 2010, 2009 and 2008 were $40 thousand, $9 thousand, and $2.9 million, respectively. As of December 31, 2010, there was $595 thousand of total unrecognized compensation cost related to non-vested stock options to be amortized over an average remaining vesting period of approximately 2 years. Cash received from stock options exercised during the years ended December 31, 2010, 2009 and 2008 was $290 thousand, $61 thousand, and $7.3 million, respectively. Treasury stock and available authorized common shares were issued for stock options exercised.

The following table summarizes information about stock options outstanding at December 31, 2010:

Range of Exercise Prices	Number of Options Outstanding	Remaining Contractual Life in Years	Average Exercise Price	Number of Options Exercisable	Average Exercise Price
$11 - 16	301,937	6.7	$14	114,669	$15
16 - 17	635,289	4.6	16	466,557	17
17 - 19	497,678	2.3	18	489,503	18
19 - 20	507,962	4.8	19	507,685	19
20 - 22	1,241,872	4.5	21	1,145,156	21
	3,184,738	4.4	19	2,723,570	19

As of December 31, 2010, the aggregate intrinsic value of options exercisable was $4 thousand, with a weighted average remaining contractual term of 3.9 years. As of December 31, 2010, the aggregate intrinsic value of options outstanding was $184 thousand.

Restricted Stock. Restricted stock is awarded to key employees providing for the immediate award of our common stock subject to certain vesting and restrictions under the Employee Stock Incentive Plan. Compensation expense is measured based on the grant-date fair value of the shares and is amortized into salary expense on a straight-line basis over the vesting period.

The following table sets forth the changes in restricted stock awards outstanding for the years ended December 31, 2010, 2009 and 2008:

	Restricted Stock Awards Outstanding		
	2010	2009	2008
Outstanding at beginning of year	503,729	542,597	446,234
Granted	196,845	166,325	270,290
Vested	(209,303)	(193,778)	(160,617)
Forfeited	(3,604)	(11,415)	(13,310)
Outstanding at end of year	487,667	503,729	542,597

The amount of compensation costs related to restricted stock awards included in salary expense amounted to $3.9 million for each of the years ended December 31, 2010 and 2009, and $4.0 million for the year ended December 31, 2008. As of December 31, 2010, there was $4.4 million of total unrecognized compensation cost related to non-vested restricted shares to be amortized over the weighted average remaining vesting period of approximately 2.2 years.

In 2005, Valley's shareholders approved the 2004 Director Restricted Stock Plan. The plan provides the non-employee members of the Board of Directors with the opportunity to forego some or their entire annual cash retainer and meeting fees in exchange for shares of Valley restricted stock.

The following table sets forth the changes in director's restricted stock awards outstanding for the years ended December 31, 2010, 2009 and 2008:

	Restricted Stock Awards Outstanding		
	2010	2009	2008
Outstanding at beginning of year	108,337	94,387	83,248
Granted	16,682	21,503	24,226
Vested	(30,103)	(7,232)	(13,087)
Forfeited	—	(321)	—
Outstanding at end of year	94,916	108,337	94,387

INCOME TAXES (Note 14)

Income tax expense for the years ended December 31, 2010, 2009, and 2008 consisted of the following:

	2010	2009	2008
		(in thousands)	
Current expense:			
Federal	$24,195	$ 49,790	$ 38,876
State	11,400	12,592	12,014
	35,595	62,382	50,890
Deferred expense (benefit):			
Federal and State	20,176	(10,898)	(33,956)
Total income tax expense	$55,771	$ 51,484	$ 16,934

The tax effects of temporary differences that gave rise to the significant portions of the deferred tax assets and liabilities as of December 31, 2010 and 2009 are as follows:

	2010	2009
	(in thousands)	
Deferred tax assets:		
Allowance for loan losses	$ 51,118	$ 42,466
Depreciation	5,009	4,056
Pension plans	8,080	8,368
Employee benefits	6,535	8,270
Investment securities	3,875	40,863
State net operating loss carryforwards	59,267	45,228
Other	18,413	23,090
Total deferred tax assets	152,297	172,341
Deferred tax liabilities:		
Purchase accounting	20,636	4,562
Other	26,406	33,300
Total deferred tax liabilities	47,042	37,862
Net deferred tax asset (included in other assets)	$105,255	$134,479

Valley's state net operating loss carryforwards totaled approximately $1.0 billion at December 31, 2010 and expire during the period from 2012 through 2030.

Based upon taxes paid and projections of future taxable income over the periods in which the net deferred tax assets are deductible, management believes that it is more likely than not that Valley will realize the benefits of these deductible differences and loss carryforwards.

Reconciliation between the reported income tax expense and the amount computed by multiplying consolidated income before taxes by the statutory federal income tax rate of 35 percent for the years ended December 31, 2010, 2009, and 2008 were as follows:

	2010	2009	2008
		(in thousands)	
Federal income tax at expected statutory rate	$65,429	$58,641	$38,684
(Decrease) increase due to:			
Tax-exempt interest, net of interest incurred to carry tax-exempt securities	(3,451)	(3,257)	(3,359)
Bank owned life insurance	(2,158)	(1,995)	(3,558)
State income tax expense (benefit), net of federal tax effect	629	(4)	(6,586)
Tax credits	(5,071)	(2,632)	(2,389)
Reduction of valuation allowance	—	—	(6,538)
Other, net	393	731	680
Income tax expense	$55,771	$51,484	$16,934

A valuation allowance for deferred tax assets decreased $6.5 million in 2008 as a result of management's identification of a qualifying tax-planning strategy allowing the use of Valley's capital loss carryforwards. The qualifying tax planning strategy identified by management was 1) prudent and feasible, 2) a strategy that Valley had the intent and ability to implement, and 3) a strategy that would result in the future realization of the capital loss carryforwards.

A reconciliation of Valley's gross unrecognized tax benefits for 2010, 2009 and 2008 are presented in the table below:

	2010	2009	2008
		(in thousands)	
Beginning Balance	$21,965	$21,261	$19,256
Additions based on tax positions related to the current year	—	484	79
Additions based on tax positions related to prior years	732	762	2,473
Reductions due to expiration of statute of limitations	(1,555)	(542)	(547)
Ending Balance	$21,142	$21,965	$21,261

The total amount of net unrecognized tax benefits at December 31, 2010 that, if recognized, would affect the tax provision and the effective income tax rate is $15 million.

Valley's policy is to report interest and penalties, if any, related to unrecognized tax benefits in income tax expense. Valley has accrued approximately $1.6 million and $1.4 million of interest associated with Valley's uncertain tax positions at December 31, 2010 and 2009, respectively.

Valley files income tax returns in the U.S. federal and various state jurisdictions. With few exceptions, Valley is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2006. The statute of limitations could expire for certain tax returns over the next 12 months, which could result in decreases to Valley's unrecognized tax benefits associated with uncertain tax positions. Such adjustments are not expected to have a material impact on Valley's effective tax rate.

COMMITMENTS AND CONTINGENCIES (Note 15)

Lease Commitments

Certain bank facilities are occupied under non-cancelable long-term operating leases, which expire at various dates through 2042. Certain lease agreements provide for renewal options and increases in rental payments based upon increases in the consumer price index or the lessors' cost of operating the facility. Minimum aggregate lease payments for the remainder of the lease terms are as follows:

Year	Gross Rents	Sublease Rents	Net Rents
		(in thousands)	
2011	$ 17,917	$1,024	$ 16,893
2012	16,290	731	15,559
2013	16,597	660	15,937
2014	16,486	540	15,946
2015	16,306	469	15,837
Thereafter	226,106	3,355	222,751
Total lease commitments	$309,702	$6,779	$302,923

Net occupancy expense for years ended December 31, 2010, 2009 and 2008 included net rental expense of approximately $19.1 million, $17.6 million and $15.9 million, respectively, net of rental income of $2.1 million, $2.3 million and $2.0 million, respectively, for leased bank facilities.

Financial Instruments With Off-balance Sheet Risk

In the ordinary course of business of meeting the financial needs of its customers, Valley, through its subsidiary Valley National Bank, is a party to various financial instruments, which are not reflected in the consolidated financial statements. These financial instruments include standby and commercial letters of credit, unused portions of lines of credit and commitments to extend various types of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amounts recognized in the consolidated financial statements. The commitment or contract amount of these instruments is an indicator of the Bank's level of involvement in each type of instrument as well as the exposure to credit loss in the event of non-performance by the other party to the financial instrument. The Bank seeks to limit any exposure of credit loss by applying the same credit underwriting standards, including credit review, interest rates and collateral requirements or personal guarantees, as for on-balance sheet lending facilities.

The following table provides a summary of financial instruments with off-balance sheet risk at December 31, 2010 and 2009.

	2010	2009
	(in thousands)	
Commitments under commercial loans and lines of credit	$1,771,586	$2,073,003
Home equity and other revolving lines of credit	566,301	585,977
Outstanding commercial mortgage loan commitments	189,801	250,650
Standby letters of credit	221,960	177,768
Outstanding residential mortgage loan commitments	264,529	100,977
Commitments under unused lines of credit—credit card	71,188	76,500
Commercial letters of credit	11,882	6,547
Commitments to sell loans	127,950	96,611

Standby letters of credit represent the guarantee by the Bank of the obligations or performance of a customer in the event the customer is unable to meet or perform its obligations to a third party. Obligations to advance funds under commitments to extend credit, including commitments under unused lines of credit, are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have specified expiration dates, which may be extended upon request, or other termination clauses and generally require payment of a fee. These commitments do not necessarily represent future cash requirements as it is anticipated that many of these commitments will expire without being fully drawn upon. The Bank's lending activity for outstanding loan commitments is primarily to customers within the states of New Jersey, New York and Pennsylvania. Loan sale commitments represent contracts for the sale of residential mortgage loans to third parties in the ordinary course of the Bank's business. These commitments require the Bank to deliver loans within a specific period to the third party. The risk to the Bank is its non-delivery of loans required by the commitment, which could lead to financial penalties. The Bank has not defaulted on its loan sale commitments.

Derivative Instruments and Hedging Activities

Valley is exposed to certain risks arising from both its business operations and economic conditions. Valley principally manages its exposures to a wide variety of business and operational risks through management of its core business activities. Valley manages economic risks, including interest rate, liquidity, and credit risk, primarily by managing the amount, sources, and duration of its assets and liabilities and, from time to time, the use of derivative financial instruments. Specifically, Valley enters into derivative financial instruments to manage exposures that arise from business activities that result in the payment of future known and uncertain cash amounts, the value of which are determined by interest rates. Valley's derivative financial instruments are used to manage differences in the amount, timing, and duration of Valley's known or expected cash receipts and its known or expected cash payments mainly related to certain variable-rate borrowings and fixed-rate loan assets.

Cash Flow Hedges of Interest Rate Risk. Valley's objectives in using interest rate derivatives are to add stability to interest expense and to manage its exposure to interest rate movements. To accomplish this objective, Valley uses interest rate swaps and caps as part of its interest rate risk management strategy. Interest rate swaps designated as cash flow hedges involve the payment of either fixed or variable-rate amounts in exchange for the receipt of variable or fixed-rate amounts from a counterparty. Interest rate caps designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty if interest rates rise above the strike rate on the contract in exchange for an up-front premium.

In October 2010, Valley entered into two forward starting interest rate swaps to hedge the change in cash flows associated with certain prime-rate-indexed deposits, consisting of consumer and commercial money market deposit accounts. The cash flow hedge interest rate swaps, with a total notional amount of $200 million, will require the payment by Valley of fixed-rate amounts at approximately 4.73 percent in exchange for the receipt of variable-rate payments at the prime rate starting in October 2011 and expiring in October 2016.

At December 31, 2010, Valley had two interest rate caps with an aggregate notional amount of $100 million, strike rates of 2.50 percent and 2.75 percent, and a maturity date of May 1, 2013. Hedge accounting was not applied to these interest rate caps from January 1, 2009 until February 20, 2009 due to the termination of the original hedging relationship in the fourth quarter of 2008. On February 20, 2009, Valley re-designated the interest rate caps to hedge the variable cash flows associated with customer repurchase agreements and money market deposit accounts products that have variable interest rate, based on the federal funds rate. The change in fair value of these derivatives, while they were not designated as hedges, was a $369 thousand gain, which is included in other non-interest income for the year ended December 31, 2009.

At December 31, 2010, Valley also had two interest rate caps designated as cash flow hedges, to reduce its exposure to movements in interest rates above the caps' strike rate based on the U.S. prime interest rate. The interest rate caps have an aggregate notional amount of $100 million, strike rates of 6.00 percent and 6.25 percent, and a maturity date of July 15, 2015. The caps are used to hedge the total change in cash flows associated with prime-rate-indexed deposits, consisting of consumer and commercial money market deposit accounts, which have variable interest rates indexed to the prime rate.

Fair Value Hedge of a Fixed Rate Asset. Valley is exposed to changes in the fair value of certain of its fixed rate assets due to changes in benchmark interest rates based on one month-LIBOR. From time to time, Valley uses interest rate swaps to manage its exposure to changes in fair value. Interest rate swaps designated as fair value hedges involve the receipt of variable rate payments from a counterparty in exchange for Valley making fixed rate payments over the life of the agreements without the exchange of the underlying notional amount. As of December 31, 2010, Valley had one interest rate swap with a notional amount of $9.1 million.

Non-designated Hedges. Valley does not use derivatives for speculative purposes. Derivatives not designated as hedges are used to manage Valley's exposure to interest rate movements and other identified risks but do not meet the strict hedge accounting requirements under U.S. GAAP. During 2009, Valley entered into and terminated three interest rate swaps not designated as hedges to potentially offset the change in fair value of certain trading securities. During the fourth quarter of 2008, as mentioned above, two interest rate caps (due to mismatches in index) no longer qualified for hedge accounting but were subsequently re-designated as cash flow hedges in February 2009. During the year ended December 31, 2010, Valley had no derivatives that were not designated in hedging relationships.

Amounts included in the consolidated statements of financial condition related to the fair value of Valley's derivative financial instruments were as follows:

	Balance Sheet Location	Fair Value at December 31, 2010	Fair Value at December 31, 2009
		(in thousands)	
Asset Derivatives			
Cash flow hedge interest rate caps and swaps on short-term borrowings and deposit accounts	Other Assets	$8,414	$7,124
Total derivatives designated as hedging instruments		$8,414	$7,124
Liability Derivatives			
Fair value hedge commercial loan interest rate swap	Other Liabilities	$1,379	$1,018
Total derivatives designated as hedging instruments		$1,379	$1,018

Gains (losses) included in the consolidated statements of income and in other comprehensive income (loss), on a pre-tax basis, for the period related to interest rate derivatives designated as hedges of cash flows for the years ended December 31, 2010, 2009, and 2008 were as follows:

	2010	2009	2008
	(in thousands)		
Interest rate caps on short-term borrowings and deposit accounts:			
Amount of loss reclassified from accumulated other comprehensive come (loss) to interest on short-term borrowings	$(1,967)	$ (460)	$ (105)
Amount of loss reclassified from accumulated other comprehensive income (loss) to other non-interest expense*	—	—	(642)
Amount of gain (loss) recognized in other comprehensive income (loss)	1,494	3,475	(8,512)

* Represent accelerated amounts related to the total forecasted changes in cash flows that were deemed not probable to occur at December 31, 2008.

Valley recognized a $205 thousand net loss and a $155 thousand net gain in other expense for hedge ineffectiveness on the cash flow hedge interest rate caps for the years ended December 31, 2010 and 2009, respectively. The accumulated net after-tax loss related to effective cash flow hedges included in accumulated other comprehensive loss totaled $708 thousand and $2.7 million at December 31, 2010 and 2009, respectively.

Amounts reported in accumulated other comprehensive loss related to cash flow interest rate derivatives are reclassified to interest expense as interest payments are made on the hedged variable interest rate liabilities. During the next twelve months, Valley estimates that approximately $3.1 million will be reclassified as an increase to interest expense.

Gains (losses) included in the consolidated statements of income related to interest rate derivatives designated as hedges of fair value the years ended December 31, 2010, 2009, and 2008 were as follows:

	2010	2009	2008
		(in thousands)	
Derivative			
Commercial loan interest rate swap:			
Interest income—Interest and fees on loans	$(361)	$ 991	$(1,582)
Hedged item			
Commercial loan:			
Interest income—Interest and fees on loans	361	(991)	1,582

Gains (losses) included in the consolidated statements of income related to derivative instruments not designated as hedging instruments for the years ended December 31, 2010, 2009, and 2008 were as follows:

	2010	2009	2008
		(in thousands)	
Non-designated hedge interest rate derivatives			
Trading gains, net	$—	$1,984	$ —
Other non-interest income	—	369	—
Other non-interest expense	—	—	(2,422)

Credit Risk Related Contingent Features. By using derivatives, Valley is exposed to credit risk if counterparties to the derivative contracts do not perform as expected. Management attempts to minimize counterparty credit risk through credit approvals, limits, monitoring procedures and obtaining collateral where appropriate. Credit risk exposure associated with derivative contracts is managed at Valley in conjunction with Valley's consolidated counterparty risk management process. Valley's counterparties and the risk limits monitored by management are periodically reviewed and approved by the Board of Directors.

Valley has agreements with its derivative counterparties that contain a provision where if Valley defaults on any of its indebtedness, including default where repayment of the indebtedness has not been accelerated by the lender, then Valley could also be declared in default on its derivative counterparty agreements. Additionally, Valley has an agreement with one of its derivative counterparties that contains provisions that require Valley's debt to maintain an investment grade credit rating from each of the major credit rating agencies. If Valley's credit rating is reduced below investment grade, then the counterparty could terminate the derivative positions, and Valley would be required to settle its obligations under the agreements. As of December 31, 2010, Valley was in compliance with the provisions of its derivative counterparty agreements.

As of December 31, 2010, the fair value of derivatives in a net liability position, which includes accrued interest but excludes any adjustment for nonperformance risk, related to these agreements was $1.5 million. Valley has derivative counterparty agreements that require minimum collateral posting thresholds for certain counterparties. No collateral has been assigned or posted by Valley or its counterparties under the agreements at December 31, 2010.

Litigation

In the normal course of business, Valley may be a party to various outstanding legal proceedings and claims. In the opinion of management, the consolidated statements of financial condition or results of operations of Valley should not be materially affected by the outcome of such legal proceedings and claims.

SHAREHOLDERS' EQUITY (Note 16)

Capital Requirements

Valley and Valley National Bank are subject to the regulatory capital requirements administered by the Federal Reserve Bank and the Office of the Comptroller of the Currency of the United States ("OCC"). Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on Valley's consolidated financial statements. Under capital adequacy guidelines Valley and Valley National Bank must meet specific capital guidelines that involve quantitative measures of Valley's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require Valley and Valley National Bank to maintain minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets, as defined in the regulations. As of December 31, 2010, Valley exceeded all capital adequacy requirements to which it was subject.

At December 31, 2010, all of Valley National Bank's ratios were above the minimum levels required to be considered "well capitalized", under the regulatory framework for prompt corrective action, which require Tier 1 capital to risk adjusted assets of at least 6 percent, total risk based capital to risk adjusted assets of 10 percent and a minimum leverage ratio of 5 percent. To be categorized as well capitalized under the capital adequacy guidelines set by the federal regulators, Valley and Valley National Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table below.

Valley's and Valley National Bank's actual capital positions and ratios as of December 31, 2010 and 2009 are presented in the following table:

	Actual		Minimum Capital Requirements		To Be Well Capitalized Under Prompt Corrective Action Provision	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			($ in thousands)			
As of December 31, 2010						
Total Risk-based Capital						
Valley	$ 1,349,832	12.9%	$ 836,268	8.0%	$ N/A	N/A%
Valley National Bank	1,291,928	12.4	834,728	8.0	1,043,410	10.0
Tier 1 Risk-based Capital						
Valley	1,143,328	10.9	418,134	4.0	N/A	N/A
Valley National Bank	1,085,424	10.4	417,364	4.0	626,046	6.0
Tier 1 Leverage Capital						
Valley	1,143,328	8.3	550,665	4.0	N/A	N/A
Valley National Bank	1,085,424	7.9	549,860	4.0	687,325	5.0
As of December 31, 2009						
Total Risk-based Capital						
Valley	$ 1,341,943	12.5%	$ 856,178	8.0%	$ N/A	N/A%
Valley National Bank	1,231,429	11.5	854,648	8.0	1,068,310	10.0
Tier 1 Risk-based Capital						
Valley	1,138,288	10.6	428,089	4.0	N/A	N/A
Valley National Bank	1,027,774	9.6	427,324	4.0	640,986	6.0
Tier 1 Leverage Capital						
Valley	1,138,288	8.1	559,483	4.0	N/A	N/A
Valley National Bank	1,027,774	7.4	558,367	4.0	697,959	5.0

Valley's Tier 1 capital position included $176.3 million of its outstanding trust preferred securities issued by capital trusts as of December 31, 2010 and 2009. In compliance with U.S. GAAP, Valley does not consolidate its capital trusts. On July 21, 2010, the Dodd-Frank Act was signed into law. The Dodd-Frank Act imposes new capital requirements on bank and thrift holding companies, including the phase out (through January 2016) of trust preferred securities being permitted in Tier 1 capital for holding companies with consolidated assets of $15 billion or more. Based on our current interpretation of the Dodd-Frank Act, holding companies with less than $15 billion in consolidated assets, such as Valley, will continue to be permitted to include trust preferred securities issued before May 19, 2010 in Tier 1 capital within regulatory limits even if its total assets exceed $15 billion in the future. Based on this final law and regulatory guidelines, Valley included all of its outstanding trust preferred securities in Tier 1 capital at December 31, 2010.

Dividend Restrictions

Valley National Bank, a national banking association, is subject to a limitation on the amount of dividends it may pay to Valley, the Bank's only shareholder. The prior approval of the OCC is required to the extent that the total of all dividends to be declared by the Bank in any calendar year exceeds net profits, as defined, for that year combined with its retained net profits from the preceding two calendar years, less any transfers to capital surplus. However, declared dividends in excess of net profits in either of the preceding two years can be offset by retained net profits in the third and fourth years preceding the current year when determining the Bank's dividend limitation. Under the foregoing dividend restrictions, and without adversely affecting the Bank's ability to maintain ratios above the minimum levels for the Bank to be considered "well capitalized", the Bank could pay aggregate dividends of approximately $79.8 million to Valley, without obtaining affirmative governmental approvals, at December 31, 2010. In addition to dividends received from the Bank, Valley can satisfy its cash requirements by utilizing its own funds, cash and sale of investments, as well as potential borrowed funds from outside sources. In the event Valley would exercise the right to defer payments on the junior subordinated debentures, and therefore distributions on its trust preferred securities, Valley would be unable to pay dividends on its common stock until the deferred payments are made.

Treasury Stock

In 2007, Valley's Board of Directors approved the repurchase of up to 4.3 million common shares. Purchases of Valley's common shares may be made from time to time in the open market or in privately negotiated transactions generally not exceeding prevailing market prices. Repurchased shares are held in treasury and are expected to be used for general corporate purposes or issued under the dividend reinvestment plan. Under this repurchase plan, Valley made no purchases of its outstanding shares during the years ended December 31, 2010 and 2009.

Valley also purchases shares directly from its employees in connection with employee elections to withhold taxes related to the vesting of restricted stock awards. During the year ended December 31, 2010, Valley purchased approximately 29 thousand shares of its outstanding common stock at an average price of $13.23 for such purpose.

Preferred Stock

On November 14, 2008, Valley issued 300,000 senior preferred shares, with a liquidation preference of $1 thousand per share, to the U.S. Department of Treasury under the TARP Capital Purchase Program. During 2009, we incrementally repurchased all 300,000 shares of our senior preferred shares from the U.S. Treasury for an aggregate purchase price of $300 million (excluding accrued and unpaid dividends paid at the date of redemption).

In connection with the issuance of senior preferred shares, Valley issued a ten year warrant (issued on November 14, 2008) to purchase up to approximately 2.5 million of Valley common shares (at $17.77 per share, adjusted for the 5 percent stock dividend issued on May 21, 2010). After negotiation with the U.S. Treasury, we could not agree on a redemption price for the warrants with the U.S. Treasury. As a result, the U.S. Treasury sold the warrants through a public auction completed on May 24, 2010. The warrants are currently traded on the New York Stock Exchange under the ticker symbol "VLY WS". Valley did not receive any of the proceeds of the warrant offering and is no longer a participant in the TARP program.

Valley's senior preferred shares, while outstanding, and the warrant issued under the TARP Capital Purchase Program qualified and were accounted for as permanent equity on our balance sheet. Of the $300 million in issuance proceeds, $291.4 million and $8.6 million were allocated to the senior preferred shares and the warrant, respectively, based upon their estimated relative fair values as of November 14, 2008. The discount of $8.6 million recorded for the senior preferred shares was initially amortized to retained earnings over a five year estimated life of the securities based on the likelihood of their redemption by Valley within that timeframe. During 2009, the entire remaining unamortized discount of $8.5 million was charged to retained earnings as a result of Valley's redemption of the senior preferred shares.

Common Stock Issuances

Dividend Reinvestment Plan. Effective June 29, 2009, Valley may issue up to 10.0 million authorized and previously unissued or treasury shares of Valley common stock for purchases under Valley's dividend reinvestment plan ("DRIP"). Under the DRIP, a shareholder may choose to have future cash dividends automatically invested in Valley common stock and make voluntary optional cash payments of up to $100 thousand per quarter to purchase shares of Valley common stock. Shares purchased under this plan will be issued directly from Valley or in open market transactions. During 2010 and 2009, 618 thousand and 389 thousand of common shares, respectively were reissued from treasury stock under the DRIP for net proceeds totaling $8.4 million and $4.5 million, respectively.

Common Equity Offerings. During 2009, Valley raised net proceeds of approximately $71.6 million from an "at-the-market" common equity offering of 6.0 million shares of newly issued common stock and net proceeds of $63.7 million through an additional registered direct offering of 5.3 million shares of newly issued common stock to several institutional investors. Valley did not have any common equity offerings during the year ended December 31, 2010.

CONSOLIDATED QUARTERLY FINANCIAL DATA (UNAUDITED) (Note 17)

	Quarters Ended 2010			
	March 31	June 30	Sept 30	Dec 31
	(in thousands, except for share data)			
Interest income	$ 169,949	$ 171,187	$ 170,586	$ 165,090
Interest expense	55,098	54,161	52,852	51,949
Net interest income	114,851	117,026	117,734	113,141
Provision for credit losses	12,611	12,438	9,308	15,099
Non-interest income:				
Gains on securities transactions, net	863	3,656	112	6,967
Net impairment losses on securities recognized in earnings	(2,593)	(2,049)	—	—
Trading (losses) gains, net	(3,030)	838	(2,627)	(2,078)
Other non-interest income	20,437	20,031	19,843	30,957
Non-interest expense	78,354	79,973	78,947	80,408
Income before income taxes	39,563	47,091	46,807	53,480
Income tax expense	12,200	14,081	14,168	15,322
Net income	27,363	33,010	32,639	38,158
Net income available to common stockholders	27,363	33,010	32,639	38,158
Earnings per common share:				
Basic	0.17	0.21	0.20	0.24
Diluted	0.17	0.21	0.20	0.24
Cash dividends declared per common share	0.18	0.18	0.18	0.18
Average common shares outstanding:				
Basic	160,792,127	160,961,240	161,121,214	161,358,150
Diluted	160,794,667	160,965,366	161,122,351	161,360,945

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Quarters Ended 2009			
	March 31	June 30	Sept 30	Dec 31
	(in thousands, except for share data)			
Interest income	$ 183,075	$ 180,821	$ 177,281	$ 171,007
Interest expense	73,511	67,708	62,213	59,438
Net interest income	109,564	113,113	115,068	111,569
Provision for credit losses	9,981	13,064	12,722	12,225
Non-interest income (loss):				
(Losses) gains on securities transactions, net	(37)	288	(5)	7,759
Net impairment losses on securities recognized in earnings	(2,171)	(2,434)	(743)	(1,004)
Trading gains (losses), net	13,219	(18,631)	(3,474)	(1,548)
Other non-interest income	19,974	20,388	21,300	19,370
Non-interest expense	76,946	78,106	73,892	77,084
Income before income taxes	53,622	21,554	45,532	46,837
Income tax expense	16,238	6,557	13,950	14,739
Net income	37,384	14,997	31,582	32,098
Dividends on preferred stock and accretion	4,224	5,789	5,983	3,528
Net income available to common stockholders	33,160	9,208	25,599	28,570
Earnings per common share:				
Basic	0.22	0.06	0.17	0.18
Diluted	0.22	0.06	0.17	0.18
Cash dividends declared per common share	0.18	0.18	0.18	0.18
Average common shares outstanding:				
Basic	148,864,216	148,894,236	152,305,288	156,547,672
Diluted	148,864,225	148,895,153	152,305,671	156,549,123

PARENT COMPANY INFORMATION (Note 18)

Condensed Statements of Financial Condition

	December 31, 2010	December 31, 2009
	(in thousands)	
Assets		
Cash	$ 32,415	$ 2,824
Interest bearing deposits with banks	48,134	125,133
Investment securities available for sale	6,207	6,887
Investment in subsidiaries	1,413,158	1,319,683
Other assets	13,900	13,394
Total assets	$1,513,814	$1,467,921
Liabilities		
Dividends payable to shareholders	$ 29,063	$ 28,116
Junior subordinated debentures issued to capital trusts (includes fair value of $161,734 at December 31, 2010 and $155,893 at December 31, 2009 for VNB Capital Trust I)	186,922	181,150
Other liabilities	2,624	5,801
Total liabilities	218,609	215,067
Stockholders' equity		
Common stock	57,041	54,293
Surplus	1,178,325	1,178,992
Retained earnings	79,803	73,592
Accumulated other comprehensive loss	(5,719)	(19,816)
Treasury stock, at cost	(14,245)	(34,207)
Total shareholders' equity	1,295,205	1,252,854
Total liabilities and shareholders' equity	$1,513,814	$1,467,921

Condensed Statements of Income

	Years Ended December 31,		
	2010	2009	2008
	(in thousands)		
Income			
Dividends from subsidiary	$ 65,000	$120,000	$110,000
Income from subsidiary	332	2,069	1,192
Gains (losses) on securities transactions, net	106	—	(678)
Trading (losses) gains, net	(5,841)	(15,828)	15,243
Net impairment losses on securities recognized in earnings	—	(434)	(79)
Other interest and dividends	830	437	429
Total Income	60,427	106,244	126,107
Total Expenses	16,388	16,267	15,875
Income before income tax (benefit) expense and equity in undistributed (over distributed) earnings of subsidiary	44,039	89,977	110,232
Income tax (benefit) expense	(7,365)	(10,541)	14
Income before equity in undistributed (over distributed) earnings of subsidiary	51,404	100,518	110,218
Equity in undistributed (over distributed) earnings of subsidiary	79,766	15,543	(16,627)
Net Income	131,170	116,061	93,591
Dividends on preferred stock and accretion	—	19,524	2,090
Net Income Available to Common Stockholders	$131,170	$ 96,537	$ 91,501

Condensed Statements of Cash Flows

	Years Ended December 31,		
	2010	2009	2008
		(in thousands)	
Cash flows from operating activities:			
Net Income	$ 131,170	$ 116,061	$ 93,591
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in (undistributed) over distributed earnings of subsidiary	(79,766)	(15,543)	16,627
Depreciation and amortization	30	30	43
Stock-based compensation	4,830	5,049	5,531
Net amortization of premiums and accretion of discounts on securities	(51)	(54)	(17)
(Gains) losses on securities transactions, net	(106)	—	678
Net impairment losses on securities recognized in earnings	—	434	79
Net change in:			
Fair value of borrowings carried at fair value	5,841	15,828	(15,243)
Other assets	(538)	(3,052)	1,448
Other liabilities	(3,363)	(954)	4,560
Net cash provided by operating activities	58,047	117,799	107,297
Cash flows from investing activities:			
Investment securities available for sale:			
Purchases	—	—	(68)
Sales	94	—	8,756
Maturities, calls and principal repayments	1,250	—	—
Cash and cash equivalents acquired in acquisition	—	—	1,621
Capital contributions to subsidiary	—	—	(50,000)
Net cash provided by (used in) investing activities	1,344	—	(39,691)
Cash flows from financing activities:			
Redemption of junior subordinated debentures	—	—	(7,689)
Proceeds from issuance of preferred stock and a warrant	—	—	300,000
Redemption of preferred stock	—	(300,000)	—
Dividends paid to preferred shareholders	—	(12,980)	—
Dividends paid to common shareholders	(115,190)	(109,005)	(102,517)
Tax benefit from stock-based compensation	—	—	106
Common stock issued, net of cancellations	8,391	140,008	1,993
Net cash (used in) provided by financing activities	(106,799)	(281,977)	191,893
Net change in cash and cash equivalents	(47,408)	(164,178)	259,499
Cash and cash equivalents at beginning of year	127,957	292,135	32,636
Cash and cash equivalents at end of year	$ 80,549	$ 127,957	$ 292,135

BUSINESS SEGMENTS (Note 19)

We have four business segments that we monitor and report on to manage our business operations. These segments are consumer lending, commercial lending, investment management, and corporate and other adjustments. Lines of business and actual structure of operations determine each segment. Each is reviewed routinely for its asset growth, contribution to income before income taxes and return on average interest earning assets and impairment (if events or circumstances indicate a possible inability to realize the carrying amount). Expenses related to the branch network, all other components of retail banking, along with the back office departments of our subsidiary bank are allocated from the corporate and other adjustments segment to each of the other three business segments. Interest expense and internal transfer expense (for general corporate expenses) are allocated to each business segment utilizing a "pool funding" methodology, whereas each segment is allocated a uniform funding cost based on each segments' average earning assets outstanding for the period. The financial reporting for each segment contains allocations and reporting in line with our operations, which may not necessarily be comparable to any other financial institution. The accounting for each segment includes internal accounting policies designed to measure consistent and reasonable financial reporting, and may not necessarily conform to U.S. GAAP.

The consumer lending segment is mainly comprised of residential mortgages, home equity loans and automobile loans. The duration of the loan portfolio is subject to movements in the market level of interest rates and forecasted residential mortgage prepayment speeds. The average weighted life of the automobile loans within the portfolio is relatively unaffected by movements in the market level of interest rates. However, the average life may be impacted by the availability of credit within the automobile marketplace. Consumer lending segment also includes the Wealth Management Division, comprised of trust, asset management, insurance services, and asset-based lending support services.

The commercial lending segment is mainly comprised of floating rate and adjustable rate commercial and industrial loans, as well as fixed rate owner occupied and commercial real estate loans. Due to the portfolio's interest rate characteristics, commercial lending is Valley's most sensitive business segment to movements in market interest rates.

The investment management segment is mainly comprised of fixed rate investments, trading securities, and, depending on our liquid cash position, federal funds sold and interest-bearing deposits with banks (primarily the Federal Reserve Bank of New York). The fixed rate investments are one of Valley's least sensitive assets to changes in market interest rates. However, as we continue to shift the composition of the investment portfolio to shorter-duration securities, the sensitivity to market interest rate will increase. Net gains and losses on the change in fair value of trading securities and net impairment losses on securities are reflected in the corporate and other adjustments segment.

The corporate and other adjustments segment represents income and expense items not directly attributable to a specific segment, including trading and securities gains (losses), and net impairment losses on securities not reported in the investment management segment discussed above, interest expense related to the junior subordinated debentures issued to capital trusts, the change in fair value of Valley's junior subordinated debentures carried at fair value, interest expense related to $100 million in subordinated notes, as well as income and expense from derivative financial instruments.

The following tables represent the financial data for Valley's four business segments for the years ended December 31, 2010, 2009 and 2008:

	Year Ended December 31, 2010				
	Consumer Lending	Commercial Lending	Investment Management	Corporate and Other Adjustments	Total
			($ in thousands)		
Average interest earning assets	$3,321,124	$6,153,870	$3,204,762	$ —	$12,679,756
Interest income	180,432	355,565	146,851	(6,036)	676,812
Interest expense	51,240	94,944	49,445	18,431	214,060
Net interest income (loss)	129,192	260,621	97,406	(24,467)	462,752
Provision for credit losses	14,598	34,858	—	—	49,456
Net interest income (loss) after provision for credit losses	114,594	225,763	97,406	(24,467)	413,296
Non-interest income	52,545	7,927	6,166	24,689	91,327
Non-interest expense	49,758	42,131	992	224,801	317,682
Internal expense transfer	53,050	97,704	51,258	(202,012)	—
Income (loss) before income taxes	$ 64,331	$ 93,855	$ 51,322	$ (22,567)	$ 186,941
Return on average interest earning assets (pre-tax)	1.94%	1.53%	1.60%	N/A	1.47%

	Year Ended December 31, 2009				
	Consumer Lending	Commercial Lending	Investment Management	Corporate and Other Adjustments	Total
			($ in thousands)		
Average interest earning assets	$3,775,689	$5,930,220	$3,325,737	$ —	$13,031,646
Interest income	213,310	340,358	162,834	(4,318)	712,184
Interest expense	70,822	111,235	62,382	18,431	262,870
Net interest income (loss)	142,488	229,123	100,452	(22,749)	449,314
Provision for credit losses	21,176	26,816	—	—	47,992
Net interest income (loss) after provision for credit losses	121,312	202,307	100,452	(22,749)	401,322
Non-interest income	48,233	7,465	5,699	10,854	72,251
Non-interest expense	47,916	40,190	675	217,247	306,028
Internal expense transfer	56,575	88,043	50,102	(194,720)	—
Income (loss) before income taxes	$ 65,054	$ 81,539	$ 55,374	$ (34,422)	$ 167,545
Return on average interest earning assets (pre-tax)	1.72%	1.37%	1.67%	N/A	1.29%

	Year Ended December 31, 2008				
	Consumer Lending	Commercial Lending	Investment Management	Corporate and Other Adjustments	Total
			($ in thousands)		
Average interest earning assets	$4,213,524	$5,173,463	$2,997,638	$ —	$12,384,625
Interest income	250,108	315,194	170,060	(5,668)	729,694
Interest expense	99,017	121,575	70,444	17,859	308,895
Net interest income (loss)	151,091	193,619	99,616	(23,527)	420,799
Provision for credit losses	15,156	8,061	—	5,065	28,282
Net interest income (loss) after provision for credit losses	135,935	185,558	99,616	(28,592)	392,517
Non-interest income (loss)	39,122	7,818	10,270	(53,954)	3,256
Non-interest expense	45,538	38,074	827	200,809	285,248
Internal expense transfer	57,472	70,008	39,878	(167,358)	—
Income (loss) before income taxes	$ 72,047	$ 85,294	$ 69,181	$(115,997)	$ 110,525
Return on average interest earning assets (pre-tax)	1.71%	1.65%	2.31%	N/A	0.89%

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Valley National Bancorp:

We have audited the accompanying consolidated statements of financial condition of Valley National Bancorp and subsidiaries (the "Company") as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Valley National Bancorp and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 and Note 4 to the consolidated financial statements, the Company changed its method of evaluating other-than-temporary impairments of debt securities due to the adoption of new accounting requirements issued by the Financial Accounting Standards Board, as of January 1, 2009.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 28, 2011 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

Short Hills, New Jersey
February 28, 2011

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures***

Valley maintains "disclosure controls and procedures" which, consistent with Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended, is defined to mean controls and other procedures that are designed to ensure that information required to be disclosed in the reports that Valley files or submits under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and to ensure that such information is accumulated and communicated to Valley's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Valley's management, with the participation of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of Valley's disclosure controls and procedures. Based on such evaluation, Valley's Chief Executive Officer and Chief Financial Officer have concluded that such disclosure controls and procedures were effective as of December 31, 2010 (the end of the period covered by this Annual Report on Form 10-K).

Valley's management, including the Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, provides reasonable, not absolute, assurance that the objectives of the control system are met. The design of a control system reflects resource constraints and the benefits of controls must be considered relative to their costs. Because there are inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within Valley have been or will be detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns occur because of simple error or mistake. Controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all future conditions; over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the policies or procedures. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Changes in Internal Control Over Financial Reporting

There have been no changes in Valley's internal control over financial reporting during the quarter ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, Valley's internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Valley's management is responsible for establishing and maintaining adequate internal control over financial reporting. Valley's internal control over financial reporting is a process designed to provide reasonable assurance to Valley's management and Board of Directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As of December 31, 2010 management assessed the effectiveness of Valley's internal control over financial reporting based on the criteria for effective internal control over financial reporting established in *Internal Control—Integrated Framework*, issued by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission. Management's assessment included an evaluation of the design of Valley's internal control over financial reporting and testing of the operating effectiveness of its internal control over financial reporting. Management reviewed the results of its assessment with the Audit and Risk Committee.

Based on this assessment, management determined that, as of December 31, 2010 Valley's internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

KPMG LLP, the independent registered public accounting firm that audited Valley's December 31, 2010 consolidated financial statements included in this Annual Report on Form 10-K, has issued an audit report on the effectiveness of Valley's internal control over financial reporting as of December 31, 2010 The report, which expresses an opinion on the effectiveness of Valley's internal control over financial reporting as of December 31, 2010 is included in this item under the heading "Report of Independent Registered Public Accounting Firm."

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Valley National Bancorp:

We have audited Valley National Bancorp and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management of the Company is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures, as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Valley National Bancorp and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial condition of Valley National Bancorp and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2010, and our report dated February 28, 2011 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Short Hills, New Jersey
February 28, 2011

Item 9B. ***Other Information***

Not applicable.

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance***

Certain information regarding executive officers is included under the section captioned "Executive Officers" in Item 1 of this Annual Report on Form 10-K. The information set forth under the captions "Director Information", "Corporate Governance" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the 2011 Proxy Statement is incorporated herein by reference.

Item 11. ***Executive Compensation***

The information set forth under the caption "Executive Compensation" in the 2011 Proxy Statement is incorporated herein by reference.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters***

The information set forth under the captions "Equity Compensation Plan Information" and "Stock Ownership of Management and Principal Shareholders" in the 2011 Proxy Statement is incorporated herein by reference.

Item 13. ***Certain Relationships and Related Transactions, and Director Independence***

The information set forth under the captions "Compensation Committee Interlocks and Insider Participation", "Certain Transactions with Management" and "Corporate Governance" in the 2011 Proxy Statement is incorporated herein by reference.

Item 14. ***Principal Accountant Fees and Services***

The information set forth under the caption "Independent Registered Public Accounting Firm" in the 2011 Proxy Statement is incorporated herein by reference.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(a) Financial Statements and Schedules:

The following Financial Statements and Supplementary Data are filed as part of this annual report:

Consolidated Statements of Financial Condition
Consolidated Statements of Income
Consolidated Statements of Changes in Shareholders' Equity
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm

All financial statement schedules are omitted because they are either inapplicable or not required, or because the required information is included in the Consolidated Financial Statements or notes thereto.

(b) Exhibits (numbered in accordance with Item 601 of Regulation S-K):

(2) Plan of acquisition, reorganization, arrangement, liquidation or succession

A. Purchase and Assumption Agreement—Whole Bank; All Deposits, among the Federal Deposit Insurance Corporation, receiver of LibertyPointe Bank, the Federal Deposit Insurance Corporation and Valley National Bank, dated as of March 11, 2010, incorporated herein by reference to the Registrant's Form 8-K Current Report filed on March 16, 2010.

B. Purchase and Assumption Agreement—Whole Bank; All Deposits, among the Federal Deposit Insurance Corporation, receiver of The Park Avenue Bank, the Federal Deposit Insurance Corporation and Valley National Bank, dated as of March 12, 2010, incorporated herein by reference to the Registrant's Form 8-K Current Report filed on March 16, 2010.

(3) Articles of Incorporation and By-laws:

A. Restated Certificate of Incorporation of the Registrant, incorporated herein by reference to the Registrant's Form 8-K Current Report filed on May 21, 2010.

B. By-laws of the Registrant, as amended, incorporated herein by reference to the Registrant's Form 8-K Current Report filed on January 31, 2011.

(4) Instruments Defining the Rights of Security Holders:

A. First Supplemental Indenture, dated as of July 1, 2008, by and among Wilmington Trust Company, as Trustee, Valley National Bancorp and Greater Community Bancorp, incorporated herein by reference to the Registrant's Form 8-K Current Report filed on July 1, 2008.

B. Warrant Agreement between Valley and American Stock Transfer & Trust Company, LLC, incorporated herein by reference to Appendix B of the Registrant's Form S-4/A Registration Statement filed on May 20, 2008.

C. Form of Warrant Certificate for the purchase of Valley Common Stock, incorporated herein by reference to the Registrant's Form S-3 Registration Statement filed on July 2, 2008.

D. Junior Subordinated Indenture between Greater Community Bancorp and Wilmington Trust Company, as Trustee, dated July 2, 2007, incorporated herein by reference to Exhibit 4.7 to Greater Community Bancorp's Form 10-Q Quarterly Report filed on August 9, 2007.

E. Amended and Restated Trust Agreement among Greater Community Bancorp, as Depositor, Wilmington Trust Company, as Property Trustee, Wilmington Trust Company, as Delaware Trustee, and the Administrative Trustees named therein, dated July 2, 2007, incorporated herein by reference to Exhibit 4.8 to Greater Community Bancorp's Form 10-Q Quarterly Report filed on August 9, 2007.

F. Guarantee Agreement between Greater Community Bancorp, as Guarantor, and Wilmington Trust Company, as Guarantee Trustee, dated July 2, 2007, incorporated herein by reference to Exhibit 4.9 to Greater Community Bancorp's Form 10-Q Quarterly Report filed on August 9, 2007.

G. Warrant Agreement, dated May 18, 2010, between Valley and American Stock Transfer & Trust Company, LLC, incorporated herein by reference to the Exhibit 4.1 of the Company's Form 8-A filed on May 18, 2010.

H. Form of Warrant for the purchase of Valley Common Stock, incorporated herein by reference to Exhibit 4.2 of the Company's Form 8-A filed on May 18, 2010.

(10) Material Contracts:

A. Amended and Restated Change in Control Agreements among Valley National Bank, Valley and Gerald H. Lipkin, Peter Crocitto, Albert L. Engel, Alan D. Eskow, Robert M. Meyer, dated January 22, 2008, incorporated herein by reference to the Registrant's Form 8-K Current Report filed on January 28, 2008.+

B. Amended and Restated Change in Control Agreements among Valley National Bank, Valley and Stephen P. Davey, Elizabeth E. DeLaney, Kermit R. Dyke, Robert A. Ewing, Richard P. Garber, Eric W. Gould, and Russell Murawski, dated February 11, 2008, incorporated herein by reference to the Registrant's Form 10-K Annual Report for the year ended December 31, 2007.+

C. "The Valley National Bancorp 1999 Long-Term Stock Incentive Plan" dated January 19, 1999, as amended, incorporated herein by reference to the Registrant's Form 10-K Annual Report for the year ended December 31, 2009.+

D. "Severance Agreement" dated January 22, 2008 between Valley, Valley National Bank and Peter Crocitto, Albert L. Engel, Alan D. Eskow, Robert M. Meyer is incorporated herein by reference to the Registrant's Form 8-K Current Report filed on January 28, 2008.+

E. Amended and Restated Declaration of Trust of VNB Capital Trust I, dated as of November 7, 2001, is incorporated herein by reference to the Registrant's Form 10-K Annual Report for the year ended December 31, 2006.

F. Indenture among VNB Capital Trust I, The Bank of New York as Debenture Trustee, and Valley, dated November 7, 2001, is incorporated herein by reference to the Registrant's Form 10-K Annual Report for the year ended December 31, 2006.

G. Preferred Securities Guarantee Agreement among VNB Capital Trust I, The Bank of New York, as Guarantee Trustee, and Valley, dated November 7, 2001, is incorporated herein by reference to the Registrant's Form 10-K Annual Report for the year ended December 31, 2006.

H. Directors Deferred Compensation Plan, dated June 1, 2004, incorporated herein by reference to the Registrant's Form 10-K Annual Report for the year ended December 31, 2009.+

I. Fiscal and Paying Agency Agreement between Valley National Bank and Wilmington Trust Company, as fiscal and paying agent, dated July 13, 2005.*

J. The Valley National Bancorp, Benefit Equalization Plan, as Amended and Restated, dated January 1, 2009, is incorporated herein by reference to the Registrant's Form 10-K Annual Report for the year ended December 31, 2008.+

K. Participant Agreement for the Benefit Equalization Plan are incorporated herein by reference to the Registrant's Form 10-Q Quarterly Report for the quarter ended June 30, 2006.+

L. The Valley National Bancorp 2004 Director Restricted Stock Plan, as amended, incorporated by reference to the Registrant's Form 10-Q Quarterly Report filed on May 11, 2009.+

M. Form of Restricted Stock Award Agreement used in connection with Valley National Bancorp 2004 Director Restricted Stock Plan.*

N. Amendment No. 1 to the Valley National Bank Benefit Equalization Plan dated February 20, 2009, is incorporated herein by reference to Registrant's Form 8-K Current Report filed on February 26, 2009.+

O. Amendment to the Amended and Restated Change in Control Agreement between Valley, Valley National bank and Peter Crocitto, dated February 20, 2008, is incorporated herein by reference to the Registrant's Form 8-K Current Report filed on February 26, 2009.+

P. Valley National Bancorp 2009 Long-Term Stock Incentive Plan, incorporated herein by reference to the Registrant's Form 8-K Current Report filed on April 24, 2009.+

Q. Form of Valley National Bancorp Incentive Stock Option Agreement, incorporated herein by reference to the Registrant's Form 8-K Current Report filed on May 27, 2009.+

R. Form of Valley National Bancorp Non-Qualified Stock Option Agreement, incorporated herein by reference to the Registrant's Form 8-K Current Report filed on May 27, 2009.+

S. Form of Valley National Bancorp Restricted Stock Award Agreement, incorporated herein by reference to the Registrant's Form 8-K Current Report filed on May 27, 2009.+

T. Form of Valley National Bancorp Escrow Agreement for Restricted Stock Award, incorporated herein by reference to the Registrant's Form 8-K Current Report filed on May 27, 2009.+

U. Equity Distribution Agreement, dated June 8, 2009, by and among Valley National Bancorp, Stifel, Nicolaus & Company and RBC Capital Markets Corporation, incorporated herein by reference to the Registrant's Form 8-K Current Report filed on June 9, 2009.

V. Form of Purchase Agreement between Valley National Bancorp and each Purchaser, dated December 7, 2009, incorporated herein by reference to the Registrant's Form 8-K Current Report filed on December 7, 2009.

W. Amended and Restated Change in Control Agreements among Valley National Bank, Valley and Bernadette Mueller, Robert E. Farrell and Robert J. Mulligan, dated January 20, 2010, incorporated herein by reference to the Registrant's Form 10-K Annual Report for the year ended December 31, 2009.+

X. Amended and Restated Change in Control Agreements among Valley National Bank, Valley and Ira D. Robbins, incorporated herein by reference to the Registrant's Form 10-K Annual Report for the year ended December 31, 2009.+

Y. "Severance Agreement" dated February 8, 2011 between Valley, Valley National Bank and Gerald H. Lipkin, which replaced in full all predecessor severance and guaranteed retirement agreements.*+

Z. Valley National Bancorp 2010 Executive Incentive Plan, incorporated herein by reference to the Registrant's Form 8-K Current Report filed on April 19, 2010.+

AA. Underwriting Agreement, dated May 18, 2010, among Valley, the United States Department of the Treasury, and Deutsche Bank Securities Inc. as Underwriter, incorporated herein by reference to the Registrant's Form 8-K Current Report filed on May 24, 2010.

(12.1) Computation of Ratios of Earnings to Fixed Charges.*
(12.2) Computation of Ratios of Earnings to Fixed Charges Including Preferred Stock Dividends.*

(21) List of Subsidiaries:

	Name	Jurisdiction of Incorporation	Percentage of Voting Securities Owned by the Parent Directly or Indirectly
(a)	Subsidiaries of Valley:		
	Valley National Bank	United States	100%
	VNB Capital Trust I	Delaware	100%
	GCB Capital Trust III	Delaware	100%
(b)	Subsidiaries of Valley National Bank:		
	BNV Realty Incorporated (BNV)	New Jersey	100%
	Greater Community Redevelopment LLC	New Jersey	100%
	Hallmark Capital Management, Inc.	New Jersey	100%
	Highland Capital Corp.	New Jersey	100%
	Masters Coverage Corp.	New York	100%
	New Century Asset Management, Inc.	New Jersey	100%
	Shrewsbury State Investment Co., Inc.	New Jersey	100%
	Valley 747 Acquisition, LLC	New York	100%
	Valley Commercial Capital, LLC	New Jersey	100%
	Valley National Title Services, Inc.	New Jersey	100%
	VN Investments, Inc. (VNI)	New Jersey	100%
	VNB Loan Services, Inc.	New York	100%
	VNB Mortgage Services, Inc.	New Jersey	100%
	VNB Route 23 Realty, LLC	New Jersey	100%
	18th & 8th LLC	New York	100%
	VNB New York Corp.	New York	100%
(c)	Subsidiaries of BNV:		
	SAR I, Inc.	New Jersey	100%
	SAR II, Inc.	New Jersey	100%
(d)	Subsidiaries of Masters Coverage Corp.:		
	RISC One, Inc.	New York	100%
	Life Line Planning, Inc.	New York	100%
(e)	Subsidiary of VNI:		
	VNB Realty, Inc.	New Jersey	100%
(f)	Subsidiary of VNB Realty, Inc.:		
	VNB Capital Corp.	New York	100%
(g)	Subsidiary of Shrewsbury State Investment Co., Inc.:		
	Shrewsbury Capital Corporation	New Jersey	100%
(h)	Subsidiary of Shrewsbury Capital Corporation:		
	GCB Realty, LLC	New Jersey	100%
(i)	Subsidiary of Greater Community Redevelopment LLC:		
	Thirteen Van Houten LLC	New Jersey	80%
(j)	Subsidiary of Thirteen Van Houten LLC:		
	Congdon Mill Realty LLC	New Jersey	25%

(23.1) Consent of KPMG LLP.*

(24) Power of Attorney of Certain Directors and Officers of Valley.*

(31.1) Certification of Gerald H. Lipkin, Chairman, President and Chief Executive Officer of the Company, pursuant to Securities Exchange Rule 13a-14(a).*

(31.2) Certification of Alan D. Eskow, Executive Vice President and Chief Financial Officer of the Company, pursuant to Securities Exchange Rule 13a-14(a).*

(32) Certification, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, signed by Gerald H. Lipkin, Chairman, President and Chief Executive Officer of the Company and Alan D. Eskow, Executive Vice President and Chief Financial Officer of the Company.*

(101) Interactive Data File.*, **

---

* Filed herewith

** As provided in Rule 406T of Regulation S-T, this information is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 and 12 of the Securities Act of 1933 and is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections.

\+ Management contract and compensatory plan or arrangement

SIGNATURES

Pursuant to the requirements of section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VALLEY NATIONAL BANCORP

By: /s/ GERALD H. LIPKIN
Gerald H. Lipkin, ***Chairman of the Board, President and Chief Executive Officer***

By: /s/ ALAN D. ESKOW
Alan D. Eskow,
Senior Executive Vice President and Chief Financial Officer

Dated: February 28, 2011

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated.

Signature	Title	Date
/s/ GERALD H. LIPKIN **Gerald H. Lipkin**	Chairman of the Board, President and Chief Executive Officer and Director	February 28, 2011
/s/ ALAN D. ESKOW **Alan D. Eskow**	Senior Executive Vice President, Chief Financial Officer (Principal Financial Officer), and Corporate Secretary	February 28, 2011
/s/ MITCHELL L. CRANDELL **Mitchell L. Crandell**	First Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)	February 28, 2011
ANDREW B. ABRAMSON* **Andrew B. Abramson**	Director	February 28, 2011
PAMELA R. BRONANDER* **Pamela R. Bronander**	Director	February 28, 2011
ERIC P. EDELSTEIN* **Eric P. Edelstein**	Director	February 28, 2011
MARY J. STEELE GUILFOILE* **Mary J. Steele Guilfoile**	Director	February 28, 2011
GRAHAM O. JONES* **Graham O. Jones**	Director	February 28, 2011
WALTER H. JONES, III* **Walter H. Jones, III**	Director	February 28, 2011

Signature	Title	Date
GERALD KORDE* **Gerald Korde**	Director	February 28, 2011
MICHAEL L. LARUSSO* **Michael L. LaRusso**	Director	February 28, 2011
MARC J. LENNER* **Marc J. Lenner**	Director	February 28, 2011
ROBINSON MARKEL* **Robinson Markel**	Director	February 28, 2011
RICHARD S. MILLER* **Richard S. Miller**	Director	February 28, 2011
BARNETT RUKIN* **Barnett Rukin**	Director	February 28, 2011
SURESH L. SANI* **Suresh L. Sani**	Director	February 28, 2011
ROBERT C. SOLDOVERI* **Robert C. Soldoveri**	Director	February 28, 2011

*

/s/ ALAN D. ESKOW **Alan D. Eskow, attorney-in fact.**		February 28, 2011



Branch List

NEW JERSEY

BERGEN
Bogota, 325 Palisade Avenue
Edgewater, 46 Promenade, The City Place
Elmwood Park, 80 Broadway
Englewood, 145 South Dean Street
Englewood, 80 West Street
Fair Lawn, 20-24 Fair Lawn Avenue
Fair Lawn, 139 Lincoln Avenue
Fair Lawn, 31-00 Broadway
Fort Lee, 1372 Palisade Avenue
Fort Lee, 2160 Lemoine Avenue
Glen Rock, 175 Rock Road
Hackensack, 20 Court Street
Hackensack, 111 Hackensack Avenue
Hasbrouck Heights, 284 Boulevard
Hillsdale, 24 Broadway
Ho-Ho-Kus, 18 Sycamore Avenue
Little Ferry, 100 Washington Avenue
Lodi, 147 Main Street
Lyndhurst, 456 Valley Brook Avenue
Montvale, 24 South Kinderkamack Road
Moonachie, 199 Moonachie Road
New Milford, 243 Main Street
North Arlington, 629 Ridge Road
Northvale, 151 Paris Avenue
Oakland, 350 Ramapo Valley Road
Oradell, 350 Kinderkamack Road
Paramus, 80 East Ridgewood Avenue
Paramus, 410 Bergen Town Center
Paramus, East 58 Midland Avenue
Ramsey, 10 South Franklin Turnpike
Ridgefield, 868 Broad Avenue
Ridgewood, 103 Franklin Avenue
River Vale, 670 Westwood Avenue
Rochelle Park, 405 Rochelle Avenue
Tenafly, 85 County Road
Waldwick, 67 Franklin Turnpike
Wallington, 100 Midland Avenue
Wood Ridge, 207 Hacksensack Street
Wyckoff, 356 Franklin Avenue

ESSEX
Belleville, 22 Bloomfield Avenue
Belleville, 237 Washington Avenue
Belleville, 381 Franklin Avenue
Bloomfield, 548 Broad Street
Bloomfield, 1422 Broad Street
Caldwell, 15 Roseland Avenue
Cedar Grove, 491 Pompton Avenue
Fairfield, One Passaic Avenue
Fairfield, 167 Fairfield Road
Livingston, 66 West Mount Pleasant Avenue
Livingston, 73 South Livingston Avenue
Livingston, 270 South Livingston Avenue
Livingston, 531 South Livingston Avenue
Maplewood, 142 Maplewood Avenue
Maplewood, 740 Irvington Avenue
Millburn, 183 Millburn Avenue
Newark, 167 Bloomfield Avenue
Newark, 289 Ferry Street
Newark, 784 Mount Prospect Avenue
Nutley, 171 River Road
Nutley, 371 Franklin Avenue
South Orange, 115 Valley Street
Upper Montclair, 539 Valley Road
West Caldwell, 1059 Bloomfield Avenue
West Orange, 637 Eagle Rock Avenue

HUDSON
Bayonne, 522 Broadway
East Newark, 710 Frank E. Rodgers Boulevard North
Harrison, 433 Harrison Avenue
Hoboken, 305 River Street
Jersey City, 46 Essex Street
Jersey City, 311 Marin Boulevard
Kearny, 72-80 Midland Avenue
Kearny, 110 Central Avenue, Suite 100
Kearny, 256 Kearny Avenue
North Bergen, 8901 Kennedy Boulevard
Secaucus, 40 Meadowlands Parkway
Union City, 4405 Bergenline Avenue
West New York, 5712 Bergenline Avenue

MIDDLESEX
Edison, 2084 Route 27/Lincoln Highway
North Brunswick, 1100 Livingston Avenue
North Brunswick, 2818 Route 27 North
Piscataway, 501 Stelton Road
South Plainfield, 100 Durham Avenue
Woodbridge, 540 Rahway Avenue

MONMOUTH
Atlantic Highlands, 1 Bayshore Plaza
Freehold, 3495 Route 9
Highlands, 301 Shore Drive
Holmdel, 2124 Highway 35 South
Keansburg, 201 Main Street
Keyport, 416 Main Street & Route 36 East
Little Silver, 140 Markham Place
Manalapan, 801 Tennent Road
Middletown, 760 Highway 35 & Twinbrooks Avenue
Oakhurst, 777 West Park Avenue
Red Bank, 74 Broad Street
Red Bank, 362 Broad Street
Sea Bright, 1173 Ocean Avenue
Shrewsbury, 465 Broad Street

MORRIS
Budd Lake, 202 Route 46 West & Mount Olive Road
Butler, 1481 Route 23 South
Chatham, 375 Main Street
Chester, 2 Main Street
Denville, 6 Bloomfield Avenue
Dover, 100 East Blackwell Street
East Hanover, 240 Route 10 West & Murray Road
Florham Park, 30 Columbia Turnpike
Florham Park, 187 Columbia Turnpike
Jefferson Township, 715 Route 15 South
Landing, 115 Center Street
Lincoln Park, 31 Beaverbrook Road
Mine Hill, 271-273 Route 46 West
Morris Plains, 51 Gibraltar Drive
Morristown, 10 Madison Avenue
Mount Olive, 342 Route 46 West
Parsippany, Arlington Plaza, 800 Route 46 West
Parsippany, 120 Baldwin Avenue
Parsippany, 320 New Road
Succasunna, 250 Route 10 West
Whippany, 54 Whippany Road

PASSAIC
Clifton, 6 Main Avenue
Clifton, 505 Allwood Road
Clifton, 925 Allwood Road
Clifton, 535 Getty Avenue
Clifton, 1006 Route 46 West
Little Falls, 171 Browertown Road
Little Falls, 115 Main Street
Little Falls, 126 Newark Pompton Turnpike
North Haledon, 5 Sicomac Road
North Haledon, 475 High Mountain Road
Passaic, 128 Market Street
Passaic, 211 Main Avenue
Passaic, 506 Van Houten Avenue
Passaic, 545 Paulison Avenue
Passaic, 615 Main Avenue
Paterson, 490 Chamberlain Avenue
Pompton Lakes, 516 Wanaque Avenue
Totowa, 100 Furler Street
Totowa, 55 Union Boulevard
Wayne, 64 Mountain View Boulevard
Wayne, 200 Black Oak Ridge Road
Wayne, 1200 Preakness Avenue
Wayne, 1400 Valley Road
Wayne, 1445 Valley Road
Wayne, 1445 Route 23 South
Wayne, 1501 Hamburg Turnpike
Wayne, 1504 Route 23 North

SOMERSET
Bound Brook, 466 West Union Avenue
Green Brook, 302-306 Route 22 West
Hillsborough, 323 Route 206 North
North Plainfield, 1334 Route 22 East
North Plainfield, 672-6 Somerset Street

SUSSEX
Branchville, Branchville Square, 1 Wantage Avenue
Franklin, 288 Route 23 North
Fredon, 410 Route 94 at Willows Road
Sparta, 7 Woodport Road
Tranquility, Route 517 at Kennedy Road
Vernon, Vernon Plaza, 538 Route 515

UNION
Clark, 68 Central Avenue
Cranford, 117 South Avenue West
Hillside, 1300 Liberty Avenue
Mountainside, 882 Mountain Avenue
Roselle Park, 1 West Westfield Avenue
Scotch Plains, 1922 Westfield Avenue
Springfield, 223 Mountain Avenue
Union, 1432 Morris Avenue
Union, 2784 Morris Avenue
Westfield, 801 Central Avenue

WARREN
Belvidere, 540 County Route 519, Suite 9
Blairstown, 152 Route 94 South
Hackettstown, 105 Mill Street

NEW YORK

MANHATTAN
120 Broadway at Cedar Street
90 Franklin Street at Church Street
93 Canal Street between Christie & Eldridge
170 Hudson at Laight Street
434 Broadway at Howard Street
111 Fourth Avenue at 12th Street
159 Eighth Avenue at 18th Street
924 Broadway between 21st & 22nd Street
776 Avenue of the Americas at 26th Street
295 Fifth Avenue at 30th Street
1040 Sixth Avenue at 39th Street
275 Madison Avenue at 40th Street
62 West 47th Street between 5th & 6th Avenue
350 Park Avenue between 51st & 52nd Street
1328 Second Avenue between 70th & 71st Street
1569 Third Avenue at 88th Street

BROOKLYN
207 Brighton Beach Avenue, Brighton Beach
1212 Avenue M at East 13th Street, Midwood
1505 Avenue J at East 15th Street, Midwood
1633 Sheepshead Bay Road, Sheepshead Bay
61-17 18th Avenue at 61st Street, Bensonhurst
4501 13th Avenue at 45th Street, Borough Park
2902 Avenue U at East 29th Street, Homecrest
7726 Third Avenue at 77th Street, Bay Ridge

QUEENS
64-01 Grand Avenue at 64th Street, Maspeth
69-20 80th Street, Middle Village
76-09 Main Street, Flushing
94-05 63rd Drive, Rego Park
107-01 Liberty Avenue at 107th Street, Ozone Park


Valley National Bancorp

1455 Valley Road
Wayne, NJ 07470
973-305-3380
www.valleynationalbank.com